
10010541

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A

**REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933**

RUSSELL INDUSTRIES, INC.

(Exact name of issuer as specified in its charter)

Nevada

(State or other jurisdiction of incorporation or organization)

4800 Research Forest Drive, Suite #131
The Woodlands, TX 77381
Phone: 281-364-4025
Fax: 281-364-4026
E-mail: rusind@aol.com

With Copies to:
Virginia K. Sourlis, Esq.
The Sourlis Law Firm
214 Broad Street
Red Bank, NJ 07701
Tel.: (732) 530-9007
Fax: (732) 530-9008
Email: Virginia@SourlisLaw.com

(Address, including zip code, and telephone number, including area code of issuer's principal executive office)

Richard M. Berman
4800 Research Forest Drive, Suite #131
The Woodlands, TX 77381
Phone: 281-364-4025

(Name, address, including zip code, and telephone number, including area code, of agent for service)

1389	88-0377615
(Primary Standard Industrial Classification Code Number)	**(I.R.S. Employer Identification Number)**

This offering statement shall only be qualified upon order of the Commission, unless a subsequent amendment is filed indicating the intention to become qualified by operation of the terms of Regulation A.

PART I— NOTIFICATION

ITEM 1. Significant Parties:

(a) Directors of the Issuer;

Name:	Richard M. Berman, Sole Director
Business Address:	4800 Research Forest Drive, Suite 131, The Woodlands, TX 77381
Residential Address:	66 Mill Point Place, The Woodlands, TX 77380

(b) Officers of the Issuer;

Name/Title:	Richard M. Berman, President and Chief Executive Officer
Business Address:	4800 Research Forest Drive, Suite 131, The Woodlands, TX 77381
Residential Address:	66 Mill Point Place, The Woodlands, TX 77380

(c) The Issuer's General Partners;

N/A.

(d) Record owners of 5 Percent or more of any class of the Issuer's equity securities;

Common Stock

Name:	Richard M. Berman
Residential Address:	66 Mill Point Place, The Woodlands, TX 77380
Number of shares owned:	400,000,018
Percentage Ownership/Class of Securities:	8.33% *
Name:	American Uranium Management, LLC
Residential Address:	4800 Research Forest Drive, Suite 131, The Woodlands, TX 77381
Number of shares owned:	251,895,452
Percentage Ownership/Class of Securities:	5.25% *

*Does not assume 15,227,540,400 shares of Common Stock presently eligible for conversion pursuant to outstanding convertible securities issued by the Company.

(e) Beneficial Owners of 5 Percent or more of any class of the Issuer's equity securities;

Common Stock

Name:	Richard M. Berman
Residential Address:	66 Mill Point Place, The Woodlands, TX 77380
Number of shares owned:	651,895,470
Percentage Ownership/Class of Securities:	13.58% *

*Does not assume 15,227,540,400 shares of Common Stock presently eligible for conversion pursuant to outstanding convertible securities issued by the Company.

(f) Promoters of the Issuer;

N/A.

(g) Affiliates of the Issuer;

Name:	American Uranium Management, LLC*
	4800 Research Forest Drive, Suite 131, The Woodlands, TX 77381
Residential Address:	
	(An entity owned by Richard M. Berman)

*American Uranium Management, LLC ("AUM") is a Nevada limited liability company 100% owned by Richard M. Berman, the Company's sole officer and director.

AUM provided Russell Industries with back office services and organized staking, claiming, maintenance, exploration, mining development and reclamation activities relating to the unpatented uranium mining claims in San Juan County, Utah from 2007 to present.

This arrangement was non-contractual between the two companies, and to date, only maintenance services have been performed since 2009.

(h) Counsel to the issuer with respect to the proposed offering;

Name:	Virginia K. Sourlis, Esq.
Business Address:	The Sourlis Law Firm
	214 Broad Street
	Red Bank, NJ 07701
Residential Address:	PO Box 237, Red Bank, NJ 07701

(i) Each underwriter with respect to the proposed offer;

The Company has not engaged any underwriters or placement agents to assist with the proposed Offering. The Company may retain one or more placement agents to assist with the offering. As of the date of this Offering Statement, the Company has not identified any placement agents, and has not had any discussions with any placement agents regarding this Offering.

Should the Company decide to retain the services of one or more placement agents subsequent to this Form 1-A's qualification by the Securities and Exchange Commission ("SEC"), the Company will immediately file with the SEC an amendment to this Form 1-A thereby identifying such placement agent and otherwise providing for all information relating to such person as required by the SEC. The Company will also update the Regulation A Offering Circular to provide for such information relating to the salesperson.

(j) the underwriter's directors;

N/A.

(k) the underwriter's officers;

N/A.

(l) the underwriter's general partners; and

N/A.

(m) counsel to the underwriters;

N/A/

ITEM 2. Application of Rule 262

No person identified in Item 1 above is subject to any of the disqualification provisions set forth in Rule 262.

ITEM 3. Affiliate Sales

The proposed offering does not involve the sale of any securities by affiliates of the issuer.

ITEM 4. Jurisdictions in Which Securities Are to be Offered

(a) List the jurisdiction in which the securities are to be offered by underwriters, dealers, or salespersons.

The Company has not engaged any underwriters or placement agents to assist with the proposed Offering. The Company may retain one or more placement agents to assist with the offering. As of the date of this Offering Statement, the Company has not identified any placement agents, and has not had any discussions with any placement agents regarding this Offering.

Should the Company decide to retain the services of one or more placement agents subsequent to this Form 1-A's qualification by the Securities and Exchange Commission ("SEC"), the Company will immediately file with the SEC an amendment to this Form 1-A thereby identifying such placement agent and otherwise providing for all information relating to such person as required by the SEC. The Company will also update the Regulation A Offering Circular to provide for such information relating to the salesperson.

(b) List the jurisdiction in which the securities are to be offered other than by underwriters, dealers, or salespersons and state the method by which such securities are to be offered.

The Company intends to offer the securities being qualified under this Form 1-A to persons residing in all U.S. jurisdictions where the sale of such securities are permitted, as well as foreign jurisdictions including Canada. The Company will provide notice ("Blue Sky Filings") and will comply with the securities regulations with regards to each jurisdiction in which it offers its securities.

The Company's sole director and officer, Mr. Richard M. Berman will be conducting all of the sales efforts with regards to the securities being qualified under this Form 1-A. Mr. Berman will not be receiving any type of compensation for these efforts.

ITEM 5. Unregistered Securities Issued or Sold Within One Year

Convertible Promissory Notes Payable

On August 10, 2009 the Company issued 33,333,333 common shares to Watson upon conversion of the remaining $20,000 of principal on the Note dated July 9, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On October 15, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC in the principal amount of $250,000. At any time on or prior to the Maturity Date, any amount of the unpaid Principal Amount (the "Conversion Amount") may be converted into *free-trading* and unrestricted shares of Common Stock of the Company equal to the result of (i) the Conversion Amount, divided by (ii) the Variable Conversion Price. The "Variable Conversion Price" shall mean the Applicable Percentage (as defined herein) multiplied by the Market Price (as defined herein). "Market Price" means the average of the lowest three (3) Trading Prices (as defined below) for the Common Stock during the twenty (20) Trading Day period ending one Trading Day prior to the date the Conversion Notice is sent by the Holder to the Borrower via facsimile (the "Conversion Date"). "Trading Price" means, for any security as of any date, the intraday trading price on the Pink Sheets (the

"PINKSHEETS") as reported by a reliable reporting service mutually acceptable to and hereafter designated by Holders of a majority in interest of the Notes and the Borrower or, if the PINKSHEETS is not the principal trading market for such security, the intraday trading price of such security on the principal securities exchange or trading market where such security is listed or traded or, if no intraday trading price of such security is available in any of the foregoing manners, the average of the intraday trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc. "Applicable Percentage" shall mean 50.

The issuance of the promissory note was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On November 2, 2009 the Company issued 147,500,000 common shares to E-Lionheart Associates, LLC upon conversion of $29,500 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On November 24, 2009 the Company issued 107,142,858 common shares to E-Lionheart Associates, LLC upon conversion of $12,500 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On November 30, 2009 the Company issued 150,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $15,000 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On November 20, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates in the principal amount of $250,000. At any time on or prior to the Maturity Date, any amount of the unpaid Principal Amount (the "Conversion Amount") may be converted into *free-trading* and unrestricted shares of Common Stock of the Company equal to the result of (i) the Conversion Amount, divided by (ii) the Variable Conversion Price. The "Variable Conversion Price" shall mean the Applicable Percentage (as defined herein) multiplied by the Market Price (as defined herein). "Market Price" means the average of the lowest three (3) Trading Prices (as defined below) for the Common Stock during the twenty (20) Trading Day period ending one Trading Day prior to the date the Conversion Notice is sent by the Holder to the Borrower via facsimile (the "Conversion Date"). "Trading Price" means, for any security as of any date, the intraday trading price on the Pink Sheets (the "PINKSHEETS") as reported by a reliable reporting service mutually acceptable to and hereafter designated by Holders of a majority in interest of the Notes and the Borrower or, if the PINKSHEETS is not the principal trading market for such security, the intraday trading price of such security on the principal securities exchange or trading market where such security is listed or traded or, if no intraday trading price of such security is available in any of the foregoing manners, the average of the intraday trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc. "Applicable Percentage" shall mean 50. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

The issuance of the Promissory Note was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On December 9, 2009 the Company issued 190,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $19,000 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On December 18, 2009 the Company issued 138,000,552 common shares to E-Lionheart Associates, LLC upon conversion of $11,500 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On January 4, 2010 the Company issued 220,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $11,000 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On January 13, 2010 the Company issued 240,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $12,000 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On January 22, 2010 the Company issued 200,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $10,000 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On February 3, 2010 the Company issued 300,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $19,998 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On February 23, 2010 the Company issued 150,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $12,500 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On March 12, 2010 the Company issued 166,500,666 common shares to E-Lionheart Associates, LLC upon conversion of $13,875 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On March 26, 2010 the Company issued 175,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $8,750 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On April 9, 2010 the Company issued 185,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $9,250 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On April 22, 2010 the Company issued 195,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $9,750 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On April 30, 2010 the Company issued 205,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $10,250 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On May 7, 2010 the Company issued 215,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $10,750 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On May 14, 2010 the Company issued 225,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $11,250 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On May 28, 2010 the Company issued 235,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $11,750 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On December 18, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC in the principal amount of $250,000. The terms of the Note allowed the Company to draw down funds at their request up to the full principal amount of the Note as needed as opposed to receiving the full value at the date of signing. As of March 31, 2010, the Company has drawn the entire $250,000 as follows:

December 23, 2009	$ 75,000
January 8, 2010	100,000

January 19, 2010	25,000
January 26, 2010	50,000
Total	**$250,000**

On January 31, 2010 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC in the principal amount of $250,000. The terms of the Note allowed the Company to draw down funds at their request up to the full principal amount of the Note as needed as opposed to receiving the full value at the date of signing. As of March 31, 2010, the Company had drawn down $150,000 as follows:

February 19, 2010	$ 25,000
February 22, 2010	25,000
March 16, 2010	50,000
March 24, 2010	50,000
April 6, 2010	50,000
April 28, 2010	50,000
Total	**$250,000**

Common Stock

On August 10, 2009, the Company issued 33,333,333 shares of its common stock to Watson Investment Enterprises, Inc., as payment of $20,000 in principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $20,000. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On September 16, 2009, the Company issued 100,000,000 shares of its common stock to E-Lionheart Associates, LLC, for aggregate gross proceeds of $25,000. In connection with this issuance the Company recorded $3,000 in debt issuance costs. The Company recognized cash proceeds of $22,000 after costs. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On September 21, 2009, the Company issued 11,111,111 shares of its common stock to Fuselier & Assoc., for aggregate gross proceeds of $5,000. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On October 5, 2009, the Company issued 252,000,000 of its common stock to E-Lionheart Associates, LLC for gross proceeds of $75,000. In connection with this issuance the company recorded $12,000 in debt issuance costs. The Company recognized cash proceeds of $63,000 after costs. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On October 30, 2009, the Company issued 10,000,000 of its common stock valued at $5,000 to William Wilder in accordance with a Consulting Agreement. The Company issued the stock in consideration for services rendered as the Company's consultant and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities. The recipient of the securities is a consultant and is in no way affiliated with the Company.

On October 30, 2009, the Company issued 10,000,000 of its common stock valued at $5,000 to Larry Peyton in accordance with a Consulting Agreement. The Company issued the stock in consideration for services rendered as the Company's consultant and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities. The recipient of the securities is a consultant and is in no way affiliated with the Company.

On November 2, 2009 the Company issued 147,500,000 of its common stock to E-Lionheart Associates, LLC, as payment of $29,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $29,500. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On November 24, 2009 the Company issued 107,142,848 of its common stock to E-Lionheart Associates, LLC, as payment of $12,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $12,500. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On November 30, 2009 the Company issued 150,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $15,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $15,000. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On December 7, 2009, the Company issued 400,000,000 of its common stock valued at $11,000 to Richard M. Berman, the Company's sole officer and director for $400 cash and $159,600 in services rendered on behalf of the Company. The Company issued the stock in consideration for executive services rendered as the Company's Chief Executive Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

On December 9, 2009 the Company issued 190,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $19,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $19,000. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On December 18, 2009 the Company issued 138,000,552 of its common stock to E-Lionheart Associates, LLC, as payment of $11,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $11,500. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On January 4, 2010 the Company issued 220,000 of its common stock to E-Lionheart Associates, LLC, as payment of $11,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $11,000. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On January 13, 2010 the Company issued 240,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $12,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $12,000. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On January 22, 2010 the Company issued 200,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $10,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $10,000. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On February 3, 2010 the Company issued 300,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $19,998 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $19,998. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On February 23, 2010 the Company issued 150,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $12,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $12,500. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On March 12, 2010 the Company issued 166,500,666 of its common stock to E-Lionheart Associates, LLC, as payment of $13,875 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $13,875. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On March 26, 2010 the Company issued 175,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $8,750 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $8,750. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On April 9, 2010 the Company issued 185,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $9,250 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $9,250. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On April 22, 2010 the Company issued 195,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $9,750 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $9,750. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On April 30, 2010 the Company issued 205,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $10,250 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $10,250. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On May 7, 2010 the Company issued 215,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $10,750 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $10,750. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On May 14, 2010 the Company issued 225,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $11,250 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $11,250. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On May 28, 2010 the Company issued 235,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $11,750 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $11,750. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

ITEM 6. Other Present or Proposed Offerings

On October 15, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC in the principal amount of $250,000. At any time on or prior to the Maturity Date, any amount of the unpaid Principal Amount (the "Conversion Amount") may be converted into *free-trading* and unrestricted shares of Common Stock of the Company equal to the result of (i) the Conversion Amount, divided by (ii) the Variable

Conversion Price. The "Variable Conversion Price" shall mean the Applicable Percentage (as defined herein) multiplied by the Market Price (as defined herein). "Market Price" means the average of the lowest three (3) Trading Prices (as defined below) for the Common Stock during the twenty (20) Trading Day period ending one Trading Day prior to the date the Conversion Notice is sent by the Holder to the Borrower via facsimile (the "Conversion Date"). "Trading Price" means, for any security as of any date, the intraday trading price on the Pink Sheets (the "PINKSHEETS") as reported by a reliable reporting service mutually acceptable to and hereafter designated by Holders of a majority in interest of the Notes and the Borrower or, if the PINKSHEETS is not the principal trading market for such security, the intraday trading price of such security on the principal securities exchange or trading market where such security is listed or traded or, if no intraday trading price of such security is available in any of the foregoing manners, the average of the intraday trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc. "Applicable Percentage" shall mean 50.

The issuance of the promissory note was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

As of the date of this Offering Statement, the Company is obligated to issue an additional 15,227,540,400 shares of common stock under said Convertible Note.

ITEM 7. Marketing Arrangements

None.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

None.

ITEM 9. Use of a Solicitation of Interest Document

No publication authorized by Rule 254 was used prior to the filing of this Form 1-A.

PART II — OFFERING CIRCULAR MODEL A

* *

COVER PAGE


RUSSELL
INDUSTRIES

RUSSELL INDUSTRIES, INC.
(Exact name of Company as set forth in Charter)

Type of securities offered: Common Shares, par value $0.000001

Minimum/Maximum number of securities offered: 9,000,000,000 Shares Common Stock

Number of Shares being Qualified by Selling Security Holders: 0

Number of Shares being Qualified for Sale by the Issuer: 9,000,000,000

Price per security: $0.00055555555 per share

Total proceeds to Issuer: Up to $5,000,000

Total proceeds to selling shareholders: N/A

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [X] No

If yes, what percent is commission of price to public? N/A

Is there other compensation to selling agent(s)? N/A [ ] Yes [X] No

Is there a finder's fee or similar payment to any person? N/A [ ] Yes [X] No ***(See Question No. 22)***

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [X] No ***(See Question No. 26)***

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [X] No ***(See Question No. 25)***

Is transfer of the securities restricted? [ ] Yes [X] No ***(See Question No. 25)***

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Company:	
[ ]	*Has never conducted operations.*
[X]	*Is in the development stage.*
[X]	*Is currently conducting operations.*
[ ]	*Has shown a profit in the last fiscal year.*
[ ]	*Other (Specify):* *Check at least one, as appropriate)*

This offering has been registered for offer and sale in the following states:

State*	***State File No.****	***Effective Date****
None	N/A	N/A

* The Company intends to offer the securities being qualified pursuant to this Form 1-A to persons residing in all U.S. jurisdictions where the sale of such securities are permitted, as well as foreign jurisdictions. The Company will provide notice ("Blue Sky Filings") and will comply with the securities regulations with regards to each jurisdiction in which it offers its securities.

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of **161** pages.

Section 1.

THE COMPANY

Exact corporate name: Russell Industries, Inc.

State and date of incorporation: Nevada, February 20, 1997

Street address of principal office: 4800 Research Forest Drive, Suite 131, The Woodlands, TX 77381

Company telephone number: (281) 364-4025
Company facsimile number: (281) 364-4026
Company email: rusind@aol.com

Fiscal year: December 31st

Person(s) to contact at Company with respect to offering:

Richard M. Berman, President, Chief Executive Officer and sole director.

Section 2.

RISK FACTORS

An investment in our shares involves a high degree of risk. Before making an investment decision, you should carefully consider all of the risks described in this Form 1-A. If any of the risks discussed in this section actually occur, our business, financial condition and results of operations could be materially and adversely affected. The price of our shares could decline significantly and you may lose all or a part of your investment. The risk factors described below are not the only ones that may affect us.

The Company's business is subject to numerous risk factors including, but not limited to, the following:

We anticipate future losses and negative cash flow, which may limit or delay our ability to become profitable.

We have incurred losses since our inception and expect to experience operating losses and negative cash flow for the foreseeable future. Our ability to become profitable depends on our ability to generate and sustain substantially higher net sales while maintaining reasonable expense levels. If we do achieve profitability, we cannot be certain that we would be able to sustain or increase profitability on a quarterly or annual basis in the future.

Our common stock is subject to the "Penny Stock" rules of the SEC and the trading market in our securities is limited, which makes transactions in our stock cumbersome and may reduce the value of an investment in our stock.

The Securities and Exchange Commission has adopted Rule 15g-9 which establishes the definition of a "penny stock," for the purposes relevant to us, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require:

- that a broker or dealer approve a person's account for transactions in penny stocks; and
- the broker or dealer receives from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased.

In order to approve a person's account for transactions in penny stocks, the broker or dealer must:

- obtain financial information and investment experience objectives of the person; and

- make a reasonable determination that the transactions in penny stocks are suitable for that person and the person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks.

The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prescribed by the Commission relating to the penny stock market, which, in highlight form:

- sets forth the basis on which the broker or dealer made the suitability determination; and

- that the broker or dealer received a signed, written agreement from the investor prior to the transaction.

Generally, brokers may be less willing to execute transactions in securities subject to the "penny stock" rules. This may make it more difficult for investors to dispose of our common stock and cause a decline in the market value of our stock.

Disclosure also has to be made about the risks of investing in penny stocks in both public offerings and in secondary trading and about the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

The price of our shares of common stock in the future may be volatile.

Our stock is currently traded on the Pink Sheets OTC Quotation System under the symbol RIND.PK. The market price of our common stock will likely be volatile and could fluctuate widely in price in response to various factors, many of which are beyond our control, including: technological innovations or new products and services by us or our competitors; additions or departures of key personnel; sales of our common stock; our ability to integrate operations, technology, products and services; our ability to execute our business plan; operating results below expectations; loss of any strategic relationship; industry developments; economic and other external factors; and period-to-period fluctuations in our financial results. Because we have a very limited operating history with limited to no revenues to date, you may consider any one of these factors to be material. Our stock price may fluctuate widely as a result of any of the above. In addition, the securities markets have from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of particular companies. These market fluctuations may also materially and adversely affect the market price of our common stock.

Future capital needs/liquidity deficiencies/potential lack of financing.

We may need to raise additional funds for the further development of our business and to implement our business plan. There can be no assurance that any additional financing will be available on terms favorable to us or at all. If adequate funds are not available or are not available on acceptable terms, we may not be able to fund expansion of our business or to implement our business plan, which would have a material adverse effect on our business, results of operations and financial condition. Additional funds raised through the issuance of equity or convertible debt securities of the Company will reduce the percentage ownership of the our current stockholders. Stockholders may experience additional dilution and securities issued in any future financing may have rights, preferences or privileges senior to those of current shareholders of the Company.

Addition financing will result in further dilution and depression to our common stock market price.

We have issued billions of shares of common stock over the past two years which has resulted in extreme dilution and depression of our common stock price. We will be required to obtain additional financing to continue to operate our business. This will undoubtedly result in further dilution to our stock price, which may never recover as a result. This must be considered a serious risk of investment.

There is No Minimum Number of Shares we have to sell in this Offering.

We are making this offering on a "best efforts, no minimum basis". What this means is that all of the net proceeds from this Offering will be immediately available for use by us and we don't have to wait until a minimum number of Shares have been sold to keep the proceeds from any sales. We can't assure you that the subscriptions for the entire Offering will be obtained, and there is a strong possibility that the entire offering amount will not be obtained.

Therefore there is a material risk that an insufficient amount of proceeds will be received by the Company, thereby having an inconsequential effect on the Company's overall use of the funds, and consequently the Company's future performance. This material risk becomes even more important when viewed in light of the fact that the Company has, to date, been unable to generate and sustain positive cash flow. We have the right to terminate the offering of the Shares at any time, regardless of the number of Shares we have sold since there is no minimum subscription requirement. Our ability to meet our financial obligations and cash needs and to achieve our objective could be adversely affected if the entire offering of Shares is not fully subscribed for.

Because our officers and directors are indemnified against certain losses, we may be exposed to costs associated with litigation.

If our directors or officers become exposed to liabilities invoking the indemnification provisions, we could be exposed to additional non-reimbursable costs, including legal fees. Our Articles of Incorporation and By-laws provide that our directors and officers will not be liable to us or to any shareholder and will be indemnified and held harmless for any consequences of any act or omission by the directors and officers unless the act or omission constitutes gross negligence or willful misconduct. Extended or protracted litigation could have a material adverse effect on our cash flow.

Our controlling shareholders may act in their own interests

The Company's officers, directors and current principal stockholders together own a material amount of the Company's outstanding voting securities. Consequently, these stockholders, if they act individually or together, may exert a significant degree of influence over the Company's management and affairs and over matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions. Furthermore, the interests of this concentration of ownership may not always coincide with the Company's interests or the interests of other stockholders.

We may incur losses in future periods, which could reduce investor confidence and cause our share price to decline.

We have a history of losses both prior to 2006, and in fiscal years 2006, 2007, 2008 and 2009, and we anticipate that we will incur losses in the future. We had net losses of $107,824 in 2006, $1,459,956 in 2007, $1,365,521 in 2008 and $1,386,080 in 2009. We expect to continue to increase our sales and marketing expenses, research and development expenses, and general and administrative expenses, and we cannot be certain that our revenues will exceed our expenses or grow at all. If our revenues do not grow, we may experience a loss in future periods, which could cause our share price to decline.

We are dependent on certain key personnel.

We are dependent on Richard M. Berman, our President and Chief Executive Officer. The loss of services of Mr. Berman would impair our ability to expand our business or to develop new products and would have a significant material adverse effect on our business, financial condition and results of operations.

Inability to hire and retain skilled personnel could substantially harm our business.

The future growth of the business of Russell Industries depends on successful hiring and retention of skilled personnel. Qualified personnel are in great demand throughout our industry, thus it is difficult to predict the availability of qualified personnel or the compensation levels required to hire and retain them. We face stiff competition for staffing, which may increase labor costs and reduce profitability. Our failure to attract and retain sufficient skilled personnel at economically reasonable compensation levels may limit our ability to perform under our contracts, which could lead to the loss of existing contracts or an inability to gain new contracts, which may impair our ability to operate and expand our business, as well as harm financial performance.

We may be subject to costly intellectual property litigation that could have a material adverse effect on our business if decided adversely and we have no insurance that would cover such litigation or any resulting damages if decided adversely.

We could face claims that we have infringed the patent, trademark, copyright or other intellectual property rights of others. From time to time we receive such claims and we are ordinarily involved in litigation over such claims. Intellectual property litigation is often extremely costly, unpredictable and disruptive to business operations. It may not be possible to obtain or maintain insurance covering these risks. Any adverse decision, including an injunction or damage award entered against us, could subject us to significant liabilities, require us to seek to obtain licenses from others, make changes to our brand, prevent us from operating our business, or cause severe disruptions to our operations or the markets in which we compete. Any of these developments could harm our reputation, our business and our results of operations.

Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy or otherwise obtain and use our service, technology and other intellectual property, and we cannot be certain that the steps we have taken will prevent any misappropriation or confusion among consumers and merchants, or unauthorized use of these rights. If we are unable to procure, protect and enforce our intellectual property rights, then we may not realize the full value of these assets, and our business may suffer.

If we cannot adequately manage any future growth, our results of operations will suffer.

We have experienced rapid growth in our operations, and our anticipated future growth, if such growth occurs at all, may place a significant strain on our managerial, operational and financial resources. We have made, and may continue to make, inadequate estimates for the costs and risks associated with our expansion, and our systems, procedures and managerial controls may not be adequate to support our operations. Any delay in implementing, or transitioning to, new or enhanced systems, procedures or controls may adversely affect our ability to manage our product listings and record and report financial and management information on a timely and accurate basis. If we are unable to manage any such expansion successfully, our revenues may not grow, our expenses may increase and our results of operations may be adversely affected.

We may be unable to recoup future research and development costs.

We expect to continue to dedicate significant time and money to research, intellectual property development, and production of our products. These costs have been high in the past and we expect them to continue to be costly and speculative in developing new products, where substantial expenses often precede meaningful revenues. To the extent that our technology framework is more expensive to create and maintain than we anticipate, our profitability may be greatly reduced. Thus, we may not recoup the cost of developing any new revenue streams for lengthy periods, if at all.

Acquisitions present many risks, and we may not realize the anticipated financial and strategic goals of any of our acquisitions.

Although we do not currently have any present commitments or agreements regarding acquisitions, we may in the future acquire complementary companies, products and technologies. Any such acquisition may involve a number of risks, including:

- we may find that the acquired company does not or acquired assets do not further our business strategy, or that we overpaid for the company or assets, or that economic conditions have changed, all of which may result in a future impairment charge;
- we may have difficulty integrating the operations and personnel of an acquired business and may have difficulty retaining its customers and/or key personnel;

- our ongoing business and management's attention may be disrupted or diverted by transition or integration issues and the complexity of managing diverse locations;
- we may have difficulty maintaining uniform standards, controls, procedures and policies across locations; and
- we may have difficulty incorporating and integrating acquired technologies into our business.

An ill-advised acquisition could hurt our business, results of operations and financial condition or cash flows, particularly in the case of a significant acquisition or multiple acquisitions in a short period of time. From time to time, we may enter into negotiations for acquisitions that are not ultimately consummated. Such negotiations could result in significant diversion of management's time from our business as well as significant out-of-pocket costs.

The consideration that we pay in connection with an acquisition could affect our financial condition. If we were to proceed with one or more significant acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash, including some of the proceeds of this offering, to consummate such acquisitions. To the extent we issue shares of stock or other rights to purchase stock, including options or other rights, our then-existing stockholders may experience dilution in their share ownership in our company and their earnings per share may decrease. In addition, acquisitions may result in the incurrence of debt, large one-time write-offs (such as of acquired in-process research and development costs) and restructuring charges. Acquisitions may also result in goodwill and other intangible assets that are subject to impairment tests, which could result in future impairment charges. Any of these factors may negatively affect our operating results and weaken our financial condition.

Our market niche is ripe for competition.

We expect competition in our targeted markets to be even more intense in the future as new competitors enter our industry. Competing companies and technologies may render some or all of the Company's products noncompetitive or obsolete, and the Company may not be able to make the enhancements to its technology necessary to compete successfully with newly-emerging technologies. Some of our competitors may be well established companies, larger and with significantly greater name recognition, assets, personnel, sales and financial resources. These entities may be able to respond more quickly to changing market conditions by developing new products that meet customer requirements or are otherwise superior to the Company's products and may be able to more effectively market their products than the Company.

While we believe our ability to offer quality products and a variety of services at lower prices will provide a competitive advantage, aggressive price competition by any existing or new company in our industry could have a material adverse effect on our results of operation. We may not be successful in competing against our current and future competitors, whether based on price, attractiveness of product offerings, or otherwise. To the extent the Company is unable to successfully compete against existing and future competitors, our expected revenues and profitability could be greatly reduced and, consequently, our business, operating results and financial condition would be materially and adversely affected.

Note: In addition to the above risks, businesses are often subject to risks not foreseen or fully appreciated by management. In reviewing this Offering Circular potential investors should keep in mind other possible risks that could be important.

Section 3.

Forward Looking Statements

When used in this Offering Statement, the words or phrases "will," "will likely result," "we expect," "will continue," "anticipate," "estimate," "project," "outlook," "could," "would," "may," or similar expressions are intended to identify forward-looking statements. We wish to caution readers not to place undue reliance on any such forward-looking statements, each of which speaks only as of the date made. Such statements are subject to certain risks and uncertainties that could cause actual results to differ materially from historical earnings and those presently anticipated or projected. Such risks and uncertainties include, among others, success in reaching target markets for products in a highly competitive market and the ability to attract future customers, the size and timing of additional significant orders and their fulfillment, the success of our business emphasis, the ability to finance and sustain operations, the ability to raise equity capital in the future, and the size and timing of additional significant orders and their fulfillment. We have no obligation to publicly release the results of any revisions, which may be made to any forward-looking statements to reflect anticipated or unanticipated events or circumstances occurring after the date of such statements.

BUSINESS AND PROPERTIES

Russell Industries, Inc. (hereinafter referred to as "the Company", the "Corporation", "Russell Industries", "the Issuer", "RI" etc.), an alternative and renewable energy company focusing in the area of algae oil production, is currently developing its *Proof of Concept Pilot to Scale* sustainable algae biomass production system. The initial bench prototype was completed on January 29, 2010. The Company has obtained a one year lease from Houston Advanced Research Center, located in The Woodlands, Texas. The lease allows the Company to use laboratory, office and design space at the center for its *Proof of Concept Pilot to Scale* project. RI completed its scaled up model on April 30, 2010. The Company intends raise $5,000,000 to lease a production facility to be located in the Houston, Texas area and develop its *Pilot Production Plant.* We anticipate that this production facility will be a unique indoor Algae Tank Farm ("ATF") that will produce and offer for sale algal biomass and potentially algae oil and its residual biomass.

Russell Industries Proof of Concept Pilot to Scale Algae Project

OBJECTIVE:

To create a system capable of sustaining continuous growth of an algal culture under controlled environmental conditions.

ASSUMPTIONS:

Physical Parameters to be considered are: light input, light intensity, light cycle/duration, agitation intensity/duration, chamber temperature, water chemistry.

Biological parameters to be considered are: nutrient requirements, C02 requirements, algae culture type, toxin/growth inhibitor buildup, cell density, population density.

ACTIONS/METHODS:

Physical Parameters

Light input internal to the reactor was selected to maximize proximity to the culture media. Materials initially selected for protection of the light sources was **UV** resistant clear PVC, which was found to be unacceptable due to substantial diminution of light wavelengths beneficial to algal growth. Second generation design used clear glass protective tubes, for which photometric testing showed minimal decrease of light intensity.

Light intensity in the initial test reactor (4 lamps) was found to be insufficient (due in part to the aforementioned wavelength retardation in the UV sheaths), and the second generation reactor was designed to contain 6 lamps. The lamps incorporated in the second generation reactor were a mix of 'cool' and 'warm' fluorescent tubes. The reactor design included spacing these six tubes in a manner allowing even illumination of the entire reactor chamber.

The light cycle/duration assumptions are being tested in the second generation reactor by experimental alteration of cycle times using a simple digital timer control on the light system.

Agitation in the second generation reactor is provided by a centrally suspended 3" propeller powered by a variable speed AC motor and integrated controller. Agitation cycle times and speed are being experimentally evaluated in the second generation reactor to determine optimal energy input and rotor speeds protective of the algae, while still effecting uniform mixing throughout the reactor chamber.

Present evaluation of chamber temperature and water chemistry parameters is limited to basic monitoring. Should inhibition of algal growth be noted in future test runs, the second generation reactor is equipped with ports allowing continuous surveillance of physical and chemical conditions within the reactor chamber.

Biological Parameters

Nutrient requirements for the second generation reactor are being evaluated on as needed basis. Current nutrition is based upon published literature, with nutrient input being effected via a peristaltic pump integral to the second generation reactor design. Specific monitoring parameters will be developed as certain algal cultures are tested and identified for future long-term use.

The need for C02 in photosynthetic systems is well know. At the present time, the second generation reactor is being run without additional C02 input, as ambient air contains sufficient concentrations of C02 to sustain acceptable levels of dissolved C02in the reactor chamber. The maintenance of acceptable dissolved C02 levels is enhanced by the agitator built into the second generation reactor.

Selection of specific algal types (ie. genus or species) is ongoing, and will remain an open issue throughout the testing and operation of the second generation reactor. Literature searches and consultation with phytologists (plant specialty) and phycologist (algae specialty) will assist in identification of strains and/or types of algae most beneficial to commercial needs.

As the algal culture grows (Le as the cells multiply and become more numerous), there are anticipated changes in several physical and biological parameters. As the culture matures, the increased density of cells will restrict the passage of light through the reactor column. This effect will be minimized by chamber agitation, which will cause the cells to be exposed to the light sources as they are physically moved past the stationary sources.

A possible buildup of naturally occurring toxins may occur as a result of cell rupture during agitation and/or circulation through the peristaltic pump (e.g. during the harvesting process). Release of cytoplasmic constituents may cause inhibition of colony growth. Removal of portions of the reactor contents and replacement of the lost volume with appropriate makeup solution will alleviate this problem.

RELEVANT SYSTEM FEATURES:

1) Light source is internal to the reactor.

2) Agitation is internal to the reactor; circulation through a pump is not required.

3) Operation is continuous, and not a batch process.

4) Reactor operation will not cease during harvest and extraction operations.

5) Reactor design is intended to allow simple scale-up and modular installation.

6) Reactor design will allow numerous growth units to feed into centralized harvest and extraction units, minimizing system upsets or maintenance down time.

Russell Industries Pilot Production Plant

Russell Industries recognizes that the value of algae consists in its versatility with respect to products. Our algae initiative is a step-wise, scalable plan to proceed through stages of product development, including the ultimate delivery of cost-effective, efficient and reliable delivery of algae oil to biofuel refineries. This plan has 5 stages:

Stage 1: Develop proof of concept indoor photobioreactors (PBRs). Russell Industries (RI) has successfully completed the development of a low-cost, custom system of continuous photobioreactor algae production, from growth to harvesting. These vessels are modified from existing, off-the-shelf technology, highly scalable and have high-reliability. Indoor installation allows for the algae to be grown virtually anywhere there is power. This work was completed in April 2010.

Stage 2: Build out multiple modular PBRs and sell the biomass into the specialty vitamin and nutraceutical market. Increasing demand for alternatives to fish-stock based supplements, such as omega-3 fatty acids and the increasing world-wide demand for such products will allow RI to develop both an OEM and direct sales business. RI believes that this stage will create a cash flow positive business.

Stage 3: Development of a modular, working set of PBRs that will be used to produced pelletized algae biomass. This biomass will sold OEM or direct as a replacement for coal. It has similar thermal values as coal, but significantly less hazardous by-products. Even the ash can be used as fertilizer. This product, while more expensive initially than coal, offers significant benefits to coal-based industries as an example of their efforts to improve the environment and RI believes that this will allow 'algae coal" to sustain a premium price.

Stage 4: Demonstrate R & D expertise in enhancing algae yields by applying technologies from medical industry to accelerate the growth and enhance the viability of algae. RI has access to substantial expertise in this area and has the basic science evidence to suggest that these R & D efforts will not only give RI an advantage in the algae industry, but will provide potential avenues to apply the proprietary technology throughout the industry.

Stage 5: Apply the advantages of accelerated algae production and modular production to the production of cost-effective algae oil for the biofuel refiners. This stage of development will allow very rapid deployment of RI's custom, modular continuous processing algae facilities anywhere in the world. The feedstock production can be located near refineries or readily accessible areas of transport, in economically-depressed rural areas or even in abandoned urban warehousing and other buildings. The technology is scalable, so small-scale production with integrated refining may be deployable even on the battlefield. Fuel becomes available where ever it is needed.

Russell Industries believes that it has been able to benefit from the many experiences of other algae initiatives, understands that the diversification of markets is important to create a cash-flow positive company as technological and Research and Development efforts improve yields and generate other efficiencies, while generating significant operative revenue. Full development will see the known potential of algae to become the fuel of tomorrow.

Pilot Production Plant Specifications

Assumptions
Algae production rates from literature was maximum of 0.63 grams per liter.

Algae production rates cited from literature were not with continuous removal of biomass.

Our proposed process is with continuous removal which will allow for a clear solution with more light transmission. This established our target of 1.26 grams per liter of production based on a doubling factor of half the literature average. Literature sources quote doubling times of greater than 2 times per day with proper light intensity and temperature control, "The Effects of Light Intensity on the Growth Rates of Green Algae" C. Sorokin and R. W. Krauss

Maximum concentration of algae in water is 3 %

Maximum lipid recovery from biomass is 30%

Literature quoted doubling time best 1.4 to 2.2 days

Start up will require 2 months after commissioning of equipment

Stabilization will take 18 months after plant occupancy

Algae Culture Concentration - 0.03%

Literature doubling rate average days - 1.8

Russell Industries obtained doubling rate days - 1.7

Liters per gallon - 3.785

Oil density - 0.864

Oil pounds per gallon - 7.20576

Vertical reactor volume cubic feet - 569

Vertical reactor volume nominal gallons - 4,000

Vertical reactor volume liters - 15,140

Light fixtures per reactor - 24

Bulbs per fixture - 2

Bulbs per reactor - 48

Watts per bulb - 3
Hours of operation - 24

Electricity cost - $ 0.12

Cost per reactor/day - $4.423.68

Total reactors - 226

Cost per month - $29,992.55

Total reactor volume gallons - 904,000

Total reactor volume liters - 3,421,640

Pilot Production Plant Capital Expense Estimate

	Units	Unit Cost	Unit Total Cost
Office and fixtures	1	$ 75,000	$ 75,000
Racks	1	$ 60,000	$ 60,000

Reactors	226	$ 4,000	$ 904,000
Lights Florescent	10,944	$ 2	$ 21,888
Glass Holders	5,472	$ 100	$ 547,200
Glass supports	228	$ 250	$ 57,000
Agitators	227	$ 2,500	$ 567,500
Electrical Supply	1	$ 100,000	$ 100,000
Laboratory	1	$ 175,000	$ 175,000
Pumps	10	$ 10,000	$ 100,000
Piping	1	$ 100,000	$ 100,000
Controls	1	$ 75,000	$ 75,000
Centrifuges	2	$ 100,000	$ 200,000
Storage tanks	5	$ 12,000	$ 60,000
Sonicator	1	$ 75,000	$ 75,000
Clarifier	1	$ 20,000	$ 20,000
Dryer	1	$ 250,000	$ 250,000
Conveyors	1	$ 50,000	$ 50,000
Baggers	1	$ 100,000	$ 100,000
Air filtration system	1	$ 200,000	$ 200,000
Water blaster	1	$ 5,000	$ 5,000
Heater	1	$ 35,000	$ 35,000
Air Compressor	1	$ 10,000	$ 10,000
Construction labor	1	$ 150,000	$ 150,000
Engineering	1	$ 150,000	$ 150,000
Total		**$ 2,168,467**	**$ 4,087,588**

Production Projections
Assumption: 226 PBR's at production stabilization (18 months)

Production	Attained Rate	Per PBR	Per Day	Per Month	Per Year
lbs biomass	0.67	22.34	5,049	151,487	1,817,840

Assumption: 226 PBR's at production stabilization (18 months)

Production	Target Rate	Per PBR	Per Day	Per Month	Per Year
lbs biomass	1.26	42.02	9,496,18	284,885	3,418,625

Gross Revenue Projections
Assumptions: (1) 226 PBR at production stabilization (18 months)
(2) $Rate based on published rate of $8.18 lb wholesale

Production	Attained Rate	$ Rate	Per Month	Per Year
lbs biomass	0.67	8.18	$ 1,239,161	$ 14,869,934
Production	**Target Rate**	**$ Rate**	**Per Month**	**Per Year**
lbs biomass	1.26	8.18	$ 2,330,363	$ 27,964,355

Operating Cost Projections

Assumptions: (1) Cost of production only is 17% for attained rate and 9% for target rate
(2) Total operating cost is 55% for attained rate and 47% for target rate

Production	Attained Rate	X Rate	Per Month	Per Year
lbs biomass	0.67	55%	$ 681,539	$ 8,178,464
Production	**Attained Rate**	**X Rate**	**Per Month**	**Per Year**
lbs biomass	1.26	47%	$ 1,095,271	$13,143,247

EBITDA Projections

Assumptions: all above

Production	Attained Rate	$ Rate	X Rate	Per Month	Per Year
lbs biomass/revenue	0.67	8.18		$ 1,239,161	$14,869,934
lbs biomass/expense			55%	$ 681,539	$ 8,178,464
EBITDA			**45%**	**$ 557,622**	**$ 6,691,470**

Production	Target Rate	$ Rate	X Rate	Per Month	Per Year
lbs biomass/revenue	1.26	8.18		$2,330,363	$27,964,355
lbs biomass/expense			47%	$1,095,271	$13,143,247
EBITDA			**53%**	**$1,235,092**	**$ 14,821,108**

The Market

The substantial and growing interest in alternative, green, renewable energy sources has turned the spotlight once again on algae as a multi-potent source for decreasing dependence on fossil fuels, decreasing green-house gas emissions and filling the need for reliable feedstock for biofuel refineries. The demand for diesel in the US (2006) was over 80 Billion gallons and biodiesel production a mere 450 million gallons in 2008. Biodiesel production capacity stood, at the same time, at over 2 Billion gallons. Clearly, the issue for the biodiesel industry is the availability of viable, sustainable and secure feed stocks

Direct use of crops for production of biodiesel diverts those crops from food to fuel and can disrupt food commodity and supply worldwide. The shift to use of non-food based plant material has, in part, reduced pressure on food crops, but it is more energy intensive to create biodiesel from these crops.

Algae, by industry estimates, are up to thousand times more efficient at energy production than any other potential feedstock. Algae had been relegated to a secondary tier in the biofuel arena in the late 1990s, as lengthy research and start-up activities, mostly driven by the US and other governments, suggested that reliable, controlled production of algae as a feedstock for biofuel refiners was cost-prohibitive.

Much of that work relied on algae as a kind of aquaculture, large, open raceway ponds. While allowing for 'free' access to solar radiation, this also restricted the geographic distribution of these 'farms' while making overall management of the cultures difficult. The effort to provide viable feedstock to refineries moved to the private sector. Activity in improving yields, moving to indoor growth and the ability to sequester carbon dioxide, all appeared to be harbingers of a reliable source of feed stock. However, despite and estimated $1.5 Billion of investment, the use of algae to create a cost-effective, efficient and reliable source of refinable algae oil have not been successful

Our Position

Russell Industries recognizes that the value of algae consists in its versatility with respect to products. Our algae initiative is a step-wise, scalable plan to proceed through stages of product development, including the ultimate delivery of cost-effective, efficient and reliable delivery of algae oil to biofuel refineries. This plan has 5 stages:

Stage 1: Develop proof of concept indoor photobioreactors (PBRs). Russell Industries (RI) has successfully completed the development of a low-cost, custom system of continuous photobioreactor algae production, from growth to harvesting. These vessels are modified from existing, off-the-shelf technology, highly scalable and have high-reliability. Indoor installation allows for the algae to be grown virtually anywhere there is power. This work was completed in April 30, 2010.

Stage 2: Build out multiple modular PBRs and sell the biomass into the specialty vitamin and nutraceutical market. Increasing demand for alternatives to fish-stock based supplements, such as omega-3 fatty acids and the increasing world-wide demand for such products will allow RI to develop both an OEM and direct sales business. RI believes that this stage will create a cash flow positive business.

Stage 3: Development of a modular, working set of PBRs that will be used to produced pelletized algae biomass. This biomass will be sold OEM or direct as a replacement for coal. It has similar thermal values as coal, but significantly less hazardous by-products. Even the ash can be used as fertilizer. This product, while more expensive initially than coal, offers significant benefits to coal-based industries as an example of their efforts to improve the environment and RI believes that this will allow 'algae coal" to sustain a premium price.

Stage 4: Demonstrate R & D expertise in enhancing algae yields by applying technologies from medical industry to accelerate the growth and enhance the viability of algae. RI has access to substantial expertise in this area and has the basic science evidence to suggest that these R & D efforts will not only give RI an advantage in the algae industry, but will provide potential avenues to apply the proprietary technology throughout the industry.

Stage 5: Apply the advantages of accelerated algae production and modular production to the production of cost-effective algae oil for the biofuel refiners. This stage of development will allow very rapid deployment of RI's custom, modular continuous processing algae facilities anywhere in the world. The feedstock production can be located near refineries or readily accessible areas of transport, in economically-depressed rural areas or even in abandoned urban warehousing and other buildings. The technology is scalable, so small-scale production with integrated refining may be deployable even on the battlefield. Fuel becomes available where ever it is needed.

Russell Industries believes that it has been able to benefit from the many experiences of other algae initiatives, understands that the diversification of markets is important to create a cash-flow positive company as technological and R&D efforts improve yields and generate other efficiencies, while generating significant operative revenue. Full development will see the known potential of algae to become the fuel of tomorrow.

Our Mission

If America and other nations want to reduce their dependence on foreign oil they will need to develop and finance the commercialization of alternative sources of energy. Renewable energy is an alternative source of energy. Biodiesel and biofuel are alternatives to petrol. Biodiesel and biofuel producers require feedstock ("biofeedstock") as an essential component in the refining process.

The refining process is called transestrification. Biodiesel and biofuel produces need a dedicated and reliable source of biofeedstock in order to reach their production capacity.

Algae oil is a biofeedstock. Algae oil is primarily grown, harvested and extracted outdoors using sunlight and water (fresh or salt depending on the algae strain).

Growing anything outdoors is problematic due to climatic uncertainties. Climatic uncertainties result in unpredictable production yield. Unpredictable production yield will result in an inability to sustain growth required for commercialization.

Scalability is necessary to produce high yield algae oil required for commercialization. Russell Industries, Inc., through its wholly owned subsidiary, Algae Farm, LLC. is currently developing its Proof of Concept Pilot to Scale sustainable algae biomass production system.

Our mission is to produce high yield predictable, reliable, scaleable and sustainable biofeedstock in a climate controlled environment. In addition, we believe that our technology could help secure energy independence while improving environmental standards by promoting energy security, scientific discovery and innovation, and reducing air, land, and water pollution. Specifically, existing impaired and non operational ("mothballed") biodiesel and biofuel refineries could contract Russell Industries to *integrate* their refineries so they would have a dedicated supply of feedstock that would match their production capacity. They would then have a reliable, predictable, sustainable and scaleable source of feedstock and would increase their ability to receive the $1.00 per gallon producer's subsidy that is based on production. We also want to help Houston continue to distinguish itself not just as the energy capital of America, but also the alternative energy capital of America.

Manufacturing

We anticipate that our products, algal biomass, algae oil and its residual biomass will be grown, harvested and extracted (produced) indoors in uniquely designed production vessels that will provide reliable and sustainable high production yield in a climate controlled environment. We are presently developing our production prototype and are currently in the pilot stage. To date the cost of the *Proof of Concept Pilot to Scale Algae Project* has been $548,252.33. Our Company is not dependent upon one or a limited number of suppliers for essential raw materials, energy or other items as we are customizing existing certain "off the shelf" products and ordering specific material to our unique specifications. There are no existing supply contracts as it will not be necessary to have such until the funds have been raised for the *Pilot Production Plant.* Once our scaled up model was completed, we received a Production Viability Report from Peyton & Associates, the chemical engineering consultant engaged for our project (see attached). The data confirms that our process and design is viable and we are ready to move in the pilot production phase. Specifically, we have proven, through our *Proof of Concept Pilot to Scale Algae Project,* that our concept process works and can grow, harvest and extract high yield, predictable, reliable, scalable and sustainable algal biomass, algae oil and its residual biomass in a climate controlled environment.

Sales and Marketing

We expect to sell our algal biomass to the aquaculture, nutraceutical, cosmetic, bio-plastics, and organic industries. In addition, possibly food and the pharmaceutical industries. At this time, we are not certain which geographic areas will present the best opportunities, but we plan to initially focus our efforts on the United States Gulf Coast geographic area.

We expect to sell our integration solution that would produce algae oil (AlgOil™) to be used as a feedstock directly to biodiesel plants and/or to petroleum refineries to be hydro-cracked into JA or JP-8 jet fuel for the commercial airlines and the air force (designated as renewable energy industry sector) to existing biodiesel and biofuel refineries. . We believe that our integration solution will be sold in the United States Gulf Coast geographic area due to the number of biodiesel plants and/or petroleum refineries located in this region.

We anticipate that our Company will also qualify for earned, but unused, carbon credits based upon its annual completed production. We anticipate taking our credits and offering them for sale on the Chicago Climate Futures Exchange.

Employees

We currently have one full time employee, our sole officer and director Richard M. Berman, and two consultants that are each contractually engaged until November 2010. We anticipate employing seventeen full time employees and 8 consultants over the course of the next eighteen months (anticipated stabilization period) after full funding of this offering. We further anticipate the number and classification of these employees and consultants to be Executive

Management – 1, Supervisor 1, Senior lab technician - 1, Junior lab technician – 1, Algae equipment operators – 8, Clerk – 1, Maintenance technicians – 2, Administrative/Clerical – 1, Financial – 1, total 17 full time employees. Anticipated consultant areas to be engaged; Engineering – 2, Micro Biologist – 1, Phycologists (Algae specialists) – 3, Pharmaceutical Chemist – 1, Dietary and nutritional – 1, total of 8 consultants. The Company has signed a Letter of Intent and plans to engage The University of Texas Culture Collection of Algae (Biology Department) to provide some of the aforementioned consulting services. All employees, consultants and contractors will be expected to sign confidentiality agreements and covenants-not-to-compete where legal counsel deems appropriate and enforceable.

Intellectual Property

We have applied to the United States Patent and Trademark Office for two trademark registrations. We have engaged Intellectual Property counsel to recommend what protections are available for the Company's intellectual property and proprietary technologies.

Property

The Company does not own any real estate. We elected to not renew our executive office in The Woodlands, TX for $1,390 per month (including utilities and phone) on June 30, 2010.

In addition, we also lease research, development and laboratory space, also in The Woodlands, TX for $2,545 (including utilities and phone) per month. This lease expires on November 30, 2010. We anticipate leasing production space sufficient, 50,000 square feet, to begin operations in late 2010 or early 2011. We plan to fund the lease of the production facility from proceeds of this Offering.

Government Regulation

Our intended line of business is not currently subject to any specific government regulation.

Competition

Our primary domestic competition for the nutracetical market is made up of four companies, two publicly traded, Martek Biosciences and Cyanotech , and two private, Solazyme and Valensa (privately held). Martek has significant revenue, (approximately $380,000,000 for 2009) and both Martel and Solazyme appear to have developed a niche that we will steer clear of while we are developing our own.

Regarding biofuels, the market consists of producers of feedstocks to be used in the production of gasolines, jet fuel and diesel. Several large corporations have invested substantial capital into the development the production of feedstocks. In addition, several large corporations have invested substantial capital into the development of algae biomass production. These companies have achieved significant market and proprietary positions. The U.S. government has also invested in significant research regarding renewable and alternative energy products. Further, the airline industry is investing in developing alternative sources of fuel (its most significant operating cost) to enable it to control such costs. Currently, most developers of this technology have delayed development of production facilities because of economic feasibility, the ability to develop suitable products and the ability to scale up mass production of the algae oil product in a profitable manner.

> ***Note: Because this Offering Circular focuses primarily on details concerning the Company rather than the industry in which the Company operates or will operate, potential investors may wish to conduct their own separate investigation of the Company's industry to obtain broader insight in assessing the Company's prospects.***

Section 4.

History and Material Events

The following chart summarizes the material events and occurrences of the Company since its formation on

February 20, 1997:

- On July 5, 2005, Rick Berman was appointed President and Chief Executive Officer of the Company.
- On November 3, 2005, the Company's outstanding common stock was increased via a 2.5 for 1 forward stock split.
- On April 6, 2006, the Company was cleared for quotation by FINRA and to commence trading on the Pink Sheets.
- April 11, 2006, the Company common stock commenced trading and entered the development stage of operations.
- On October 6, 2006, the Company's shares were increased via a 5 for 1 stock split.
- On November 27, 2006, the Company's shares were decreased via a 1 for 100 reverse stock split.
- From November 2006 through July 2007, the Company acquires 255 unpatented mining claims.
- On March 3, 2008, the Company's shares were decreased via a 1 for 5,000 reverse stock split.
- On February 2, 2009, the Company's shares were decreased via a 1 for 10,000 reverse stock split.
- From November 2009 to the present, the Company has been developing its Proof of Concept Pilot to Scale Project for the production of Algal biomass, algae oil and its residual biomass.

Recent Developments

The Company has developed a plan for the commercialization of it algae process. In conjunction with that plan, the Company has created the following timeline for completion of significant milestones related to the production of commercial quantities of algae oil. That significant milestone to be achieved, the method of achievement of such milestone and the likely date that such milestone will be achieved are summarized below:

Event or Milestone	Expected manner of occurrence or method of achievement	Date or number of months after receipt of proceeds should be accomplished
Completion of Pilot Bench Prototype and Algae Strain	*Proof of Concept Pilot to Scale* research and development project	January 29, 2010 (1)
Completion of Final Scale Prototype and Algae Strain	*Proof of Concept Pilot to Scale* research and development project	April 30, 2010 (1)
Production preparation and initial production runs	*Pilot Production Plant* research and development project	December 30, 2010 (2)
Commence Production	*Pilot Production Plant* research and development project	January 1, 2011 (2)

(1) The Company has secured the necessary funds to complete the first two phases of its *Proof of Concept Pilot to Scale Algae Project.*

(2) The Company will need the proceeds of this offering to finance the lease a commercial industrial facility to begin the *Pilot Production Plant.*

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

Sections 5-8.

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

5. *What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)*

Loss per share for the year ended December 31, 2009:

Net loss	$ (2,574,068)
Loss per share	$ (0.004)
Weighted average shares outstanding	602,876,533

6. *If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.*

Offering Price Per Share		**N/A**
Net After-Tax Earnings Last Year Per Share	=	(price/earnings multiple)

The Company has not had profits to date.

7. (a) *What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.*

The net tangible book value per share as of June 30, 2010:

Net tangible book value	$ (349,742)
Book value per share	$ 0.00007
Number of shares outstanding	4,800,261,870

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

We arbitrarily determined the price of the shares in this offering and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it should not be regarded as an indicator of any future market price of the securities.

(b) *State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)*

Convertible Promissory Notes Payable

On August 10, 2009 the Company issued 33,333,333 common shares to Watson upon conversion of the remaining $20,000 of principal on the Note dated July 9, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On October 15, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart

Associates, LLC in the principal amount of $250,000. At any time on or prior to the Maturity Date, any amount of the unpaid Principal Amount (the "Conversion Amount") may be converted into *free-trading* and unrestricted shares of Common Stock of the Company equal to the result of (i) the Conversion Amount, divided by (ii) the Variable Conversion Price. The "Variable Conversion Price" shall mean the Applicable Percentage (as defined herein) multiplied by the Market Price (as defined herein). "Market Price" means the average of the lowest three (3) Trading Prices (as defined below) for the Common Stock during the twenty (20) Trading Day period ending one Trading Day prior to the date the Conversion Notice is sent by the Holder to the Borrower via facsimile (the "Conversion Date"). "Trading Price" means, for any security as of any date, the intraday trading price on the Pink Sheets (the "PINKSHEETS") as reported by a reliable reporting service mutually acceptable to and hereafter designated by Holders of a majority in interest of the Notes and the Borrower or, if the PINKSHEETS is not the principal trading market for such security, the intraday trading price of such security on the principal securities exchange or trading market where such security is listed or traded or, if no intraday trading price of such security is available in any of the foregoing manners, the average of the intraday trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc. "Applicable Percentage" shall mean 50.

The issuance of the promissory note was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On November 2, 2009 the Company issued 147,500,000 common shares to E-Lionheart Associates, LLC upon conversion of $29,500 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On November 24, 2009 the Company issued 107,142,858 common shares to E-Lionheart Associates, LLC upon conversion of $12,500 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On November 30, 2009 the Company issued 150,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $15,000 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On November 20, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates in the principal amount of $250,000. At any time on or prior to the Maturity Date, any amount of the unpaid Principal Amount (the "Conversion Amount") may be converted into *free-trading* and unrestricted shares of Common Stock of the Company equal to the result of (i) the Conversion Amount, divided by (ii) the Variable Conversion Price. The "Variable Conversion Price" shall mean the Applicable Percentage (as defined herein) multiplied by the Market Price (as defined herein). "Market Price" means the average of the lowest three (3) Trading Prices (as defined below) for the Common Stock during the twenty (20) Trading Day period ending one Trading Day prior to the date the Conversion Notice is sent by the Holder to the Borrower via facsimile (the "Conversion Date"). "Trading Price" means, for any security as of any date, the intraday trading price on the Pink Sheets (the "PINKSHEETS") as reported by a reliable reporting service mutually acceptable to and hereafter designated by Holders of a majority in interest of the Notes and the Borrower or, if the PINKSHEETS is not the principal trading market for such security, the intraday trading price of such security on the principal securities exchange or trading market where such security is listed or traded or, if no intraday trading price of such security is available in any of the foregoing manners, the average of the intraday trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc. "Applicable Percentage" shall mean 50. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

The issuance of the Promissory Note was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On December 9, 2009 the Company issued 190,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $19,000 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On December 18, 2009 the Company issued 138,000,552 common shares to E-Lionheart Associates, LLC upon conversion of $11,500 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On January 4, 2010 the Company issued 220,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $11,000 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On January 13, 2010 the Company issued 240,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $12,000 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On January 22, 2010 the Company issued 200,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $10,000 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On February 3, 2010 the Company issued 300,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $19,998 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On February 23, 2010 the Company issued 150,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $12,500 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On March 12, 2010 the Company issued 166,500,666 common shares to E-Lionheart Associates, LLC upon conversion of $13,875 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On March 26, 2010 the Company issued 175,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $8,750 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On April 9, 2010 the Company issued 185,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $9,250 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On April 22, 2010 the Company issued 195,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $9,750 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On April 30, 2010 the Company issued 205,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $10,250 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On May 7, 2010 the Company issued 215,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $10,750 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On May 14, 2010 the Company issued 225,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $11,250 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On May 28, 2010 the Company issued 235,000,000 common shares to E-Lionheart Associates, LLC upon conversion of $11,750 of principal on the Note dated October 15, 2009. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On December 18, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC in the principal amount of $250,000. The terms of the Note allowed the Company to draw down funds at their request up to the full principal amount of the Note as needed as opposed to receiving the full value at the date of signing. As of March 31, 2010, the Company has drawn the entire $250,000 as follows:

December 23, 2009	$ 75,000
January 8, 2010	100,000
January 19, 2010	25,000
January 26, 2010	50,000
Total	**$250,000**

On January 31, 2010 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC in the principal amount of $250,000. The terms of the Note allowed the Company to draw down funds at their request up to the full principal amount of the Note as needed as opposed to receiving the full value at the date of signing. As of March 31, 2010, the Company had drawn down $150,000 as follows:

February 19, 2010		$ 25,000
February 22, 2010		25,000
March 16, 2010		50,000
March 24, 2010		50,000
April 6, 2010		50,000
April 28, 2010	50,000	
Total		**$250,000**

Common Stock

On August 10, 2009, the Company issued 33,333,333 shares of its common stock to Watson Investment Enterprises, Inc., as payment of $20,000 in principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $20,000. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On September 16, 2009, the Company issued 100,000,000 shares of its common stock to E-Lionheart Associates, LLC, for aggregate gross proceeds of $25,000. In connection with this issuance the Company recorded $3,000 in debt issuance costs. The Company recognized cash proceeds of $22,000 after costs. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On September 21, 2009, the Company issued 11,111,111 shares of its common stock to Fuselier & Assoc., for aggregate gross proceeds of $5,000. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On October 5, 2009, the Company issued 252,000,000 of its common stock to E-Lionheart Associates, LLC for gross proceeds of $75,000. In connection with this issuance the company recorded $12,000 in debt issuance costs. The Company recognized cash proceeds of $63,000 after costs. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities

Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On October 30, 2009, the Company issued 10,000,000 of its common stock valued at $5,000 to William Wilder in accordance with a Consulting Agreement. The Company issued the stock in consideration for services rendered as the Company's consultant and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities. The recipient of the securities is a consultant and is in no way affiliated with the Company.

On October 30, 2009, the Company issued 10,000,000 of its common stock valued at $5,000 to Larry Peyton in accordance with a Consulting Agreement. The Company issued the stock in consideration for services rendered as the Company's consultant and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities. The recipient of the securities is a consultant and is in no way affiliated with the Company.

On November 2, 2009 the Company issued 147,500,000 of its common stock to E-Lionheart Associates, LLC, as payment of $29,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $29,500. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On November 24, 2009 the Company issued 107,142,848 of its common stock to E-Lionheart Associates, LLC, as payment of $12,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $12,500. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On November 30, 2009 the Company issued 150,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $15,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $15,000. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On December 7, 2009, the Company issued 400,000,000 of its common stock valued at $11,000 to Richard M. Berman, the Company's sole officer and director for $400 cash and $159,600 in services rendered on behalf of the Company. The Company issued the stock in consideration for executive services rendered as the Company's Chief Executive Officer and upon reliance on the exemption from registration requirements of the Securities Act of 1933, as amended, provided under Section 4(2) promulgated thereunder as the issuance of the stock did not involve a public offering of securities.

On December 9, 2009 the Company issued 190,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $19,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $19,000. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On December 18, 2009 the Company issued 138,000,552 of its common stock to E-Lionheart Associates, LLC, as payment of $11,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $11,500. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On January 4, 2010 the Company issued 220,000 of its common stock to E-Lionheart Associates, LLC, as payment of $11,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $11,000. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On January 13, 2010 the Company issued 240,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $12,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $12,000. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On January 22, 2010 the Company issued 200,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $10,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $10,000. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On February 3, 2010 the Company issued 300,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $19,998 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $19,998. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On February 23, 2010 the Company issued 150,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $12,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $12,500. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On March 12, 2010 the Company issued 166,500,666 of its common stock to E-Lionheart Associates, LLC, as payment of $13,875 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $13,875. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On March 26, 2010 the Company issued 175,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $8,750 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $8,750. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On April 9, 2010 the Company issued 185,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $9,250 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $9,250. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On April 22, 2010 the Company issued 195,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $9,750 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $9,750. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On April 30, 2010 the Company issued 205,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $10,250 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $10,250. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On May 7, 2010 the Company issued 215,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $10,750 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $10,750. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On May 14, 2010 the Company issued 225,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $11,250 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $11,250. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

On May 28, 2010 the Company issued 235,000,000 of its common stock to E-Lionheart Associates, LLC, as payment of $11,750 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $11,750. The issuance of the shares of common stock was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

8. (a) ***What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)***

9,000,000,000 shares of Common Stock offered in this Offering Statement;
4,800,261,870 shares of Common Stock issued and outstanding as of August 18, 2010;
15,227,540,400 shares of common stock eligible for conversion pursuant to Convertible Notes outstanding;
= 29,027,802,270 shares of Common Stock

If the maximum is sold, the investors in this Offering will own, in aggregate **31%** of the issued and outstanding shares of Common Stock, assuming the Offering is fully subscribed and assuming the conversion of all outstanding convertible securities.

(b) ***What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)***

Management is not implicitly attributing any post-offering value to the Company. The purchase price of the Offering Shares was determined by the current market value of our common stock as quoted by the Pink Sheets (RIND.PK) as of the date this Information Statement was filed with the Securities and Exchange Commission, and it is not an indication of the actual value of the Company. Therefore, the offering price bears no relationship to our book value, assets or earnings, or to any other recognized measure of value and it **should not** be regarded as an indicator of any future market price of the securities or the Company's future overall book value.

Furthermore, investors should be cautioned, as stated in the Risk Factors section of this Information Statement, about further dilution to our common stock. Should this Offering become fully subscribed, our common stock will be subject to a significant and material amount of dilution, which could depress our stock price even further.

**** These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be:***

N/A.

These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be:

N/A.

(For above purposes, assume outstanding options are exercised in determining "shares" if the exercise prices are at or less than the offering price. All convertible securities, including outstanding convertible securities, shall be assumed converted and any options, warrants or rights in this offering shall be assumed exercised.)

Note: After reviewing the above, potential investors should consider whether or not the offering price (or exercise or conversion price, if applicable) for the securities is appropriate at the present stage of the Company's development.

Sections 9-12.

USE OF PROCEEDS

9. (a) ***The following table sets forth the use of the proceeds from this offering:***

	If $5,000,000 Maximum Amount Sold
Total Proceeds	$ 5,000,000
Less: Offering Expenses:	
Commissions and finder fees	0
Legal and accounting	125,000
Marketing	15,000
Other	10,000
Net Proceeds	$ 4,850,000
USE OF NET PROCEEDS:	
Operations:	
Operational costs (rent, overhead, utilities, salaries, etc.)	626,412
Marketing Expenses	15,000
Pilot Production Plant Capital Expense (see Page 24)	4,087,588
Subtotal	4,729,000
Working Capital:	
General working capital	121,000
Subtotal	
TOTAL USE OF NET PROCEEDS	$ 4,850,000

(b) ***If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.***

Selling all of the shares in the offering will result in $5,000,000 gross proceeds to Russell Industries. We expect to disburse the proceeds from this offering in the priority set forth below within the first 12 months after successful completion of this offering (assuming the offering becomes fully subscribed):

Russell Industries intends to use the proceeds from this offering as follows in the event 10%, 50% and 100% of the Shares are sold (minus offering expenses, including SEC registration fees and legal, accounting, and printer and transfer agent fees):

Application of Proceeds Assuming 10% of total Offering is attained (assuming $150,000 in offering expenses):

Offering Proceeds	$	500,000
Offering Expenses	$	(150,000)
Marketing & Sales Initiatives	$	15,000
Operational costs (rent, overhead, utilities, salaries, etc.) (1)	$	235,000
Pilot Production Plant Development	$	100,000
General working capital	$	0
Total Estimated Use of Proceeds	$	**500,000**

(1) Includes legal fees, accounting fees, and general overhead.

Application of Proceeds Assuming 50% of total Offering is attained (assuming $150,000 in offering expenses):

Offering Proceeds	$ 2,500,000
Offering Expenses	$ (150,000)
Marketing & Sales Initiatives	$ 15,000
Operating Expenses (1)	$ 135,000
Salaries	$ 350,000
Pilot Production Plant Capital Expense for 100 PBR	$ 1,798,539
General Working Capital	$ 51,461
Total Estimated Use of Proceeds	**$ 2,500,000**

(1) Includes legal fees, accounting fees, and general overhead.

Application of Proceeds Assuming 100% of total Offering is attained (assuming $150,000 in offering expenses):

Offering Proceeds	$ 5,000,000
Offering Expenses	$ (150,000)
Marketing & Sales Initiatives	$ 15,000
Operating Expenses (1)	$ 276,412
Salaries	$ 350,000
Pilot Production Plant Capital Expense (see Page 24)	$ 4,087,588
General Working Capital	$ 121,000
Total Estimated Use of Proceeds	**$ 5,000,000**

(1) Includes legal fees, accounting fees, and general overhead.
(2) No salaries will be paid until the company is profitable.

The above tables represent our intended uses of proceeds based on our ability to raise certain amounts of the contemplated offering. The funding obtained in this Regulation A Offering shall be used by the Company to address its critical and immediate capital needs.

> ***Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.***

10. (a) ***If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.***

N/A

(b) ***If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.***

N/A

(c) ***If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.***

N/A

(d) ***If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:***

N/A

11. ***Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.***

As the Company is currently in its early stages of operations and business development, the Company currently has cash flow and liquidity problems, and anticipates having such problems throughout the next twelve months.

The Company is taking steps to mitigate its cash flow and liquidity concerns by taking the following actions:

1. Gradually reducing research and development and operating costs as the Company's main product lines and services move towards completion and marketability; and

2. Pursuing additional financing sources to fund Company's business strategy.

The Company will continuously seek to control its costs of operations and raise additional financing. The Company is not currently in breach or default of any note, loan, lease or other form of indebtedness, nor does it anticipate have such problems within the next proceeding twelve months. The Company is not currently subject to any unsatisfied judgments, liens, or settlements obligations, nor does it anticipate being subject to such in the next proceeding twelve months.

12. ***Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months and whether it will be necessary to raise additional funds. State the source of additional funds, if known.***

The proceeds from this offering may not satisfy the Company's cash requirements for the next 12 months. It is possible that the Company will seek to raise additional funds from additional investments in the capital stock of the Company.

Section 13.

CAPITALIZATION

Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds therefrom:

	As of June 30, 2010	**As Adjusted, Maximum Amount Sold**
Debt:		
Short-term Debt, net of discounts of $449,962.......	$ 377,003	$ 377,003
Stockholders' Equity:		
Preferred Stock, $0.001 par value, 1,000,000 authorized, 100,000 shares issued and outstanding	100	100
Common Stock, $0.000001 par value, 30,000,000,000 authorized 4,800,261,870 and 13,800,261,870 respectively issued and outstanding,	4,800	13,800
Additional Paid In Capital	15,533,086	20,374,086
Retained Deficit	(15,562,921)	(15,562,921)
Total Stockholders' Equity	(24,935)	4,825,065
Total Capitalization	$ 352,068	$ 5,202,068

Number of preferred shares authorized to be outstanding: 1,000,000

Class of Preferred		Number of Shares Authorized		Par Value Per Share
Series A		1,000,000		$0.001

Number of common shares authorized: 29,999,000 shares. *Par or stated value per share, if any* $0.000001

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights:

The Company has a sufficient amount of common stock authorized to cover total conversion of its convertible securities.

Sections 14-20.

DESCRIPTION OF SECURITIES

14. ***The securities being offered hereby are:***

[X] Common Stock
[ ] Preferred or Preference Stock
[ ] Notes or Debentures
[ ] Units of two or more types of securities composed of:
[ ] Other: ________________________________

15. ***These securities have:***

Yes	No	
[]	[X]	Cumulative voting rights
[]	[X]	Other special voting rights
[]	[X]	Preemptive rights to purchase in new issues of shares
[]	[X]	Preference as to dividends or interest
[]	[X]	Preference upon liquidation
[]	[X]	Other special rights or preferences (specify):

Explain: ______________________

16. ***Are these securities convertible:*** [ ] Yes [X] No
If so, state conversion price or formula.
Date when conversion becomes effective:
Date when conversion expires:

17. ***(a) If securities are notes or other types of debt securities:***

N/A

(1) What is the interest rate? ______%
If interest rate is variable or multiple rates, describe: ____________________

(2) What is the maturity date? _____/_____/______
If serial maturity dates, describe: ____________________

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No

(4) Is there a trust indenture? [ ] Yes [ ] No
Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No
Describe, including redemption prices:____________________

(6) Are the securities collateralized by real or personal property? [ ] Yes [X] No

Describe: ______________

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or payment? $______________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $_____________

How much indebtedness is junior (subordinated) to the securities? $_____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

N/A

		Last Fiscal Year	
	Actual	Pro Forma	
		Minimum	Maximum
"Earnings" / "Fixed Charges" =	___________	___________	___________
If no earnings, show "Fixed Charges" only	___________	___________	___________

Note: Care should be exercised in interpreting the significance of the ratio of earnings to fixed charges as a measure of the "coverage" of debt service, as the existence of earnings does not necessarily mean that the Company's liquidity at any given time will permit payment of debt service requirements to be timely made. See Question Nos. 11 and 12. See also the Financial Statements and especially the Statement of Cash Flows.

18. ***If securities are Preference or Preferred stock:***

N/A

Are unpaid dividends cumulative? [ ] Yes [ ] No
Are securities callable? [ ] Yes [ ] No
Explain:

Note: ***Attach to this Offering Circular copies or a summary of the charter, bylaw or contractual provision or document that gives rise to the rights of holders of Preferred or Preference Stock, notes or other securities being offered.***

19. ***If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:***

N/A

20. ***Current amount of assets available for payment of dividends if deficit must be first made up, show deficit in parenthesis):***

N/A

Sections 21-27.

PLAN OF DISTRIBUTION

21. ***The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:***

N/A

22. ***Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)***

N/A

23. ***Describe any material relationships between any of the selling agents or finders and the Company or its management.***

N/A

> ***Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.***

24. ***If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:***

Name:	Richard M. Berman
Address:	4800 Research Forest Drive, Suite 131, The Woodlands, TX 77381
Telephone number:	(281) 364-4025
Facsimile number:	(281) 364-4026
Email:	rusind@aol.com

25. ***If this offering is limited to a special group, such as employees of the Company, or is limited to a certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:***

This offering is not limited to a special group and the certificates will bear no restrictive legend.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes [X] No

26(a) ***Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:***

N/A

(b) ***Date at which funds will be returned by escrow agent if minimum proceeds are not raised:***

N/A

Will interest on proceeds during escrow period be paid to investors? [ ] Yes [ ] No

N/A

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

None of our currently outstanding unrestricted shares of common stock are subject to any types of resale restrictions. Our restricted common stock in subject only to those resale restrictions as required by the Securities and Exchange Commission pursuant to rule 144.

Note: ***Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.***

Section 28.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

The Company has never paid dividends, nor has it ever made any types of distributions or redemptions on its securities.

Sections 29-32.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. ***Chief Executive Officer:***

Name:	Richard M. Berman
Age:	55
Address:	4800 Research Forest Drive, Suite 131, The Woodlands, TX 77381
Telephone number:	(281) 364-4025
Facsimile number:	(281) 364-4026
Email:	rusind@aol.com

Name of employers, titles and dates of positions held during past five years with an indication of job responsibilities.

Mr. Richard Berman is our President, Chief Executive Officer and sole director. He began his career in 1976 in the medical device manufacturing industry and possesses over seventeen years specialized in marketing, finance, revenue cycle management, regulatory and compliance. In 1987, Mr. Berman organized, chartered and became the Chairman of the Board and subsequently sold Galleria Bancshares, Overland Park, Kansas. During the next eighteen years, Mr. Berman specialized in finance while being associated with Premier Air Parts, KPMG, LLP and Methodist Retirement Communities. In 2005 he was elected President and Chief Executive Officer of Russell Industries, Inc. His initial mandate was to restructure and guide the Company through the 15c2-11 process and commence public trading of the Company's Common Stock. Subsequently, Mr. Berman has been engaged in acquiring uranium assets and developing an alternative fuel source through the farming of algae on behalf of the Company.

30. ***Chief Operating Officer:***

N/A.

31. ***Chief Financial Officer:***

N/A.

32. ***Chief Technology Officer:***

N/A.

Sections 33-36.

DIRECTORS OF THE COMPANY

33. ***Number of Directors:*** One (1), Richard M. Berman, also our sole officer.

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:

Directors are elected annually by the shareholders. There are no voting trusts or other arrangements.

34. ***Information concerning outside or other Directors (i.e. those not described above):***

N/A

35 (a) ***Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?***

[ ] Yes [X] No Explain:

(b) ***If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.*** N/A

(c) ***If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.***

N/A

(d) ***If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.***

N/A

(e) ***If the Company has key man life insurance policies on any of its Officers, Directors or key personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.***

N/A

36. ***If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and***

date of such actions.

N/A

Note: After reviewing the information concerning the background of the Company's Officers, Directors and other key personnel, potential investors should consider whether or not these persons have adequate background and experience to develop and operate this Company and to make it successful. In this regard, the experience and ability of management are often considered the most significant factors in the success of a business.

<u>**Sections 37-38.**</u>

PRINCIPAL STOCKHOLDERS

37. ***Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.***

Class of Shares Common	Average Price Per Share	No. of Shares Now Held	% of Total	No. of Shares After Offering if All Securities Sold	% of Total
Richard M. Berman (1)	N/A	400,000,018	1.99% (3)	400,000,018	1.86% (4)
American Uranium Management, LLC (2)	N/A	251,895,452	1.26% (3)	251,895,452	0.87%(4)

(1)
Name: Richard M. Berman, President and CEO of Company
Address: 4800 Research Forest Drive, Suite 131, The Woodlands, TX 77381
Telephone number: (281) 364-4025
Facsimile number: (281) 364-4026
Email: rusind@aol.com

(2)
Name: American Uranium Management, LLC
(Wholly-owned by Richard M. Berman)
Address: 4800 Research Forest Drive, Suite 131, The Woodlands, TX 77381
Telephone number: (281) 364-4025
Facsimile number: (281) 364-4026
Email: rusind@aol.com

(3) Based on 20,027,802,270 shares of common stock issued and outstanding as of August 18, 2010. This assumes the conversion of 15,227,540,400 shares of Common Stock presently eligible for conversion pursuant to outstanding convertible securities issued by the Company.
(4) Based on 29,027,802,270 shares of common stock issued and outstanding assuming the Offering becomes fully subscribed. This assumes the conversion of 15,227,540,400 shares of Common Stock presently eligible for conversion pursuant to outstanding convertible securities issued by the Company.

38. ***Number of shares beneficially owned by Officers and Directors as a group:***

Before offering:

Class of Shares Common	No. of Shares Now Held	% of Total
Richard M. Berman (1)	651,895,470	13.58% (2)

(1) Mr. Berman owns 100% of American Uranium Management, LLC, which owns approximately 251,895,452 shares of common stock of the Issuer. Therefore Mr. Berman beneficially owns 651,895,470 shares of the Issuer.

(2) Based on 20,027,802,270 shares of common stock issued and outstanding as of August 18, 2010. This assumes the conversion of 15,227,540,400 shares of Common Stock presently eligible for conversion pursuant to outstanding convertible securities issued by the Company.

After offering:

a) Assuming minimum securities sold: N/A.

b) Assuming maximum securities sold:

Class of Shares Common	No. of Shares After Offering if All Securities Sold	% of Total
Richard M. Berman (1)	651,895,452	2.25% (2)

(1) Mr. Berman owns 100% of American Uranium Management, LLC, which owns approximately 251,895,452 shares of common stock of the Issuer. Therefore Mr. Berman beneficially owns 651,895,470 shares of the Issuer.

(2) Based on 29,027,802,270 shares of common stock issued and outstanding assuming the Offering becomes fully subscribed. This assumes the conversion of 15,227,540,400 shares of Common Stock presently eligible for conversion pursuant to outstanding convertible securities issued by the Company.

(Assume all options exercised and all convertible securities converted.)

Sections 39-42.

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39.

(a) ***If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.***

N/A.

(b) ***If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.***

N/A

(c) ***If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.***

N/A

40. ***Remuneration***

(a) ***List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:***

The Company paid Mr. Berman approximately $364,400 in salary for the fiscal year ended December 31, 2009.

(b) ***If remuneration is expected to change or has been unpaid in prior years, explain:***

As of the date of this Information Statement, the Company has accrued approximately $204,387 in salary due to Mr. Berman.

(c) ***If any employment agreements exist or are contemplated, describe:***

Mr. Richard Berman, the Company's sole officer and director is currently subject to an employment agreement (attached hereto as Exhibit 10.1) dated as of November 30, 2006. Pursuant to the employment agreement, Mr. Berman is to serve as the Company's President and Chief Executive Officer for a period of six (6) years, subject to automatic renewal for one year terms thereafter the initial term unless either party elects to terminate the Agreement by giving three months prior written notice before the expiration of a given term.

As compensation to Mr. Berman pursuant to the contract, the Company shall pay Mr. Berman a salary as follows: (1) From December 1, 2006 to November 30, 2012, a cash salary of a guaranteed minimum of $350,000.00 and a potential maximum cash salary of $1,000,000 based upon the Company's profitability and performance, the exact amount to be determined by the Board of Directors, of which Mr. Berman is the sole member. In addition, Mr. Berman shall be entitled to receive performance bonuses, equity interests and other perquisites, all determined at the discretion of the Board of Directors of which Mr. Berman is the sole member.

41. (a) ***Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights:***

Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

On October 15, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC in the principal amount of $250,000. At any time on or prior to the Maturity Date, any amount of the unpaid Principal Amount (the "Conversion Amount") may be converted into *free-trading* and unrestricted shares of Common Stock of the Company equal to the result of (i) the Conversion Amount, divided by (ii) the Variable Conversion Price. The "Variable Conversion Price" shall mean the Applicable Percentage (as defined herein) multiplied by the Market Price (as defined herein). "Market Price" means the average of the lowest three (3) Trading Prices (as defined below) for the Common Stock during the twenty (20) Trading Day period ending one Trading Day prior to the date the Conversion Notice is sent by the Holder to the Borrower via facsimile (the "Conversion Date"). "Trading Price" means, for any security as of any date, the intraday trading price on the Pink Sheets (the "PINKSHEETS") as reported by a reliable reporting service mutually acceptable to and hereafter designated by Holders of a majority in interest of the Notes and the Borrower or, if the PINKSHEETS is not the principal trading market for such security, the intraday trading price of such security on the principal securities exchange or trading market where such security is listed or traded or, if no intraday trading price of such security is available in any of the foregoing manners, the average of the intraday trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc. "Applicable Percentage" shall mean 50.

The issuance of the promissory note was part of a private offering up to $1,000,000 by the Company that was made without registration under the Securities Act of 1933, as amended, made only to "accredited investors," (as such term is defined in as defined in the rules to the Securities Act of 1933, as amended) pursuant to Regulation D, Rule 504. The recipient of the securities is an institutional investor and is in no way affiliated with the Company.

As of the date of this Offering Statement, the Company is obligated to issue an additional 15,227,540,400 shares of common stock under said Convertible Note.

(b) ***Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants:***

N/A

(c) ***Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.***

N/A.

42. ***If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:***

The business is completely dependent upon the services of Mr. Berman. Mr. Richard Berman, the Company's sole officer and director is currently subject to an employment agreement (attached hereto as Exhibit 10.1) dated as of November 30, 2006. Pursuant to the employment agreement, Mr. Berman is to serve as the Company's President and Chief Executive Officer for a period of six (6) years, subject to automatic renewal for one year terms thereafter the initial term unless either party elects to terminate the Agreement by giving three months prior written notice before the expiration of a given term.

Pursuant to the employment agreement, Mr. Berman is subject to a non-disclosure and non-competition clause upon his departure from the Company.

Note: ***After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.***

Section 43.

LITIGATION

Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition or operations.

- Fundtech Solutions, LLC vs. Richard M Berman, an individual, and Russell Industries, Inc, a Nevada corporation. Case was filed on 5/12/09, Status, motion to dismiss to be rescheduled from 2/2/2010. Management feels that this case has no merit will be dismissed in October or November 2010. Amount – unspecified.
- On December 7, 2007 an Involuntary Bankruptcy Action was filed against Russell Industries, Inc. by creditors of American Uranium Management, LLC in Las Vegas, NV (Clark County). The Company's position was that the case against Russell Industries, Inc. had no merit and vigorously pursued quick resolution to the matter. The matter was settled with no obligation to Russell Industries, Inc. A motion to dismiss was filed by the creditors on February 27, 2008. A final order was entered by the Court on April 14, 2008.
- On May 28, 2008 Russell Industries, Inc. received a judgment against Anthony R. Brandt for filing a Wrongful Lien in San Juan County, Utah. The case was originally filed in January 2008 San Juan County, Utah.

- On May 18, 2010, the Company successfully settled a claim against US Minerals, et al (filed in 2008) to recover and perfect full title to all outstanding interests in the 60 Payday Uranium and Vanadium Unpatented Mining Claims.

- Russell Industries. Inc. vs. DSE Trading, Inc and D. Scott Elliott. On June 28, 2010 we elected to "no suit" without prejudice the case. We will revisit taking further action this year.

- Aside from the foregoing, the Company is not engaged in any other legal proceedings, and there is no pending or threatened litigation or administrative action.

Section 44.

FEDERAL TAX ASPECTS.

If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering, indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.

N/A

Note: ***Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.***

Section 45.

MISCELLANEOUS FACTORS

Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

None.

Section 46.

FINANCIAL STATEMENTS

Provide the financial statements required by Part F/S of this Offering Circular section of Form 1-A.

- Financial Statements for the Fiscal Year Ended December 31, 2009;
- Financial Statements for the Fiscal Quarter Ended March 31, 2010;
- Financial Statements for the Fiscal Quarter Ended June 30, 2010;

RUSSELL INDUSTRIES, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Unaudited)

	December 31, 2009	December 31, 2008
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 383,952	$ 7,848
Total Current Assets	383,952	7,848
Property and equipment, net	67,802	62,300
Other Assets:		
Unpatented mining claims	324,807	324,807
Total Assets	$ 776,561	$ 394,955
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 212,220	$ 270,759
Convertible promissory notes, net of discounts of $430,788 and $40,315 respectively	56,712	4,685
Loans payable - related party	37,379	70,275
Total Current Liabilities	306,311	345,719
Total Liabilities	306,311	345,719
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock - series A, $.001 par value; 1,000,000 shares authorized; 100,000 and 100,000 issued and outstanding, respectively.	100	100
Common stock, $000001 par value, 29,999,000,000 and 14,999,000,000 shares authorized, 2,088,761,204 and 1,091,233 shares issued and outstanding, respectively.	2,089	1
Additional paid-in capital	14,959,675	11,966,680
Deficit accumulated during development stage	(14,491,614)	(11,917,545)
Total Stockholders' Equity	470,250	49,236
Total Liabilities and Stockholders' Equity	$ 776,561	$ 394,955

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
Consolidated Statement of Operations
(Unaudited)

	For the Year Ended December 31, 2009	For the Year Ended December 31, 2008	For the Period February 20, 1997 (Inception) to December 31, 2009
Revenues	$ -	$ -	$ -
Costs and Expenses			
General and administrative	2,177,647	8,530,254	13,748,702
Legal and Professional Fees	98,046	41,858	164,486
Mining and Exploration	3,140	43,809	120,934
Research and Development	51,916	13,120	203,253
Total Costs and Expenses	2,330,749	8,629,041	14,237,375
Loss from Operations	(2,330,749)	(8,629,041)	(14,237,375)
Other (Income) Expenses			
Interest income	(1)	(1,799)	(2,327)
Amortization of Discounts on Debentures	234,527	4,685	239,212
Interest expense on Convertible Promissory Notes	8,791	8,531	17,354
Total Other (Income) Expenses	243,317	11,417	254,239
Net Loss	$ (2,574,066)	$ (8,640,458)	$ (14,491,614)
Net Loss per Common Share - Basic and Diluted	$ (0.00)	$ (23.76)	
Weighted Average Common Shares Outstanding	530,327,976	363,660	

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Unaudited)

	For the Year Ended		For the Period February 20, 1997 (Inception) to
	December 31, 2009	December 31, 2008	December 31, 2009
Cash Flows from Operating Activities:			
Net Loss	$ (2,574,069)	$ (8,640,458)	$ (14,491,614)
Adjustments to reconcile net loss to net cash used by operating activities:			
Amortization of discount on debentures	234,527	4,685	239,211
Depreciation expense	87	-	87
Issuance of common stock for services	1,860,183	7,970,063	12,332,106
Changes in assets and liabilities:			
Decrease in Other Assets		57,064	
Increase (Decrease) in accrued expenses	(58,539)	270,759	212,222
Net Cash (Used) in Operating Activities	(537,811)	(337,887)	(1,707,988)
Cash Flows from Investing Activities:			
Capital expenditures	(5,589)	-	(67,889)
Purchase of Unpatented Mining Claims	-	-	(324,807)
Net Cash (Used) by Investing Activities	(5,589)	-	(392,696)
Cash Flow from Financing Activities:			
Proceeds from sale of common stock	277,400	170,614	1,712,439
Commissions and Finder's Fees paid on sale of common stock	-	-	(35,182)
Proceeds from (Repayment of) Loans payable - Related party	-	60,200	92,613
Repayment of Loans payable - related party	(32,895)	-	(55,234)
Proceeds from Issuance of convertible debentures - related parties	-	-	100,000
Proceeds from Issuance of convertible debentures	675,000	95,000	670,000
Net Cash Provided by Financing Activities	919,505	325,814	2,484,636
Increase (Decrease) in Cash	376,104	(12,073)	383,952
Cash at Beginning of Period	7,848	19,921	-
Cash at End of Period	$ 383,952	$ 7,848	$ 383,952
Supplemental Cash Flow Information:			
Cash Paid For Interest	$ 6,807	$ 31	$ 8,168
Cash Paid For Income Taxes	$ -	$ -	$ -
Supplemental Non-Cash Investing and Financing Activities:			
Common Stock Issued upon Conversion of Convertible Debentures	$ 239,246	$ 95,000	$ 465,000
Unamortized Discount on Promissory Notes Payable	$ 425,000	$ 442,500	$ 770,000

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Period February 20, 1997 (Inception) to December 31, 2009

	Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid In Capital	Deficit Accumulated During Development Stage	Total
Balances, February 17, 1997 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Balances, December 31, 1997	-	-	-	-	-	-	-
Issuance of shares pursuant to a Private Placement	-	-	-	-	30,000		30,000
Balances, December 31, 1998	-	-	-	-	30,000	-	30,000
Balances, December 31, 1999	-	-	-	-	30,000	-	30,000
Balances, December 31, 2000	-	-	-	-	30,000	-	30,000
Net loss for the year ended December 31, 2001						(8,761)	(8,761)
Balances, December 31, 2001	-	-	-	-	30,000	(8,761)	21,239
Net loss for the year ended December 31, 2002						(8,382)	(8,382)
Balances, December 31, 2002	-	-	-	-	30,000	(17,143)	12,857
Net loss for the year ended December 31, 2003						(18,289)	(18,289)
Balances, December 31, 2003	-	-	-	-	30,000	(35,432)	(5,432)
Net loss for the year ended December 31, 2004						(9,570)	(9,570)
Balances, December 31, 2004	-	-	-	-	30,000	(45,002)	(15,002)
Net loss for the year ended December 31, 2005						(13,465)	(13,465)
Balances, December 31, 2005	-	-	-	-	30,000	(58,467)	(28,467)
Issuance of common stock valued at $5,000,000 per share	-	-	-	-	100,000	-	100,000
Issuance of common stock valued at $1,666,889 per share	-	-	-	-	50,000	-	50,000
Common Stock issued for Services valued at $700,000 per share - Related Party	-	-	-	-	2,071,807	-	2,071,807
Net loss for the year ended December 31, 2006	-	-	-	-	-	(2,170,181)	(2,170,181)
Balances, December 31, 2006	-	-	-	-	2,251,807	(2,228,648)	23,159
							-
Issuance of common stock valued at $225,000 per share	-	-	-	-	61,759	-	61,759
Issuance of common stock valued at $95,000 per share	-	-	-	-	38,000	-	38,000
Issuance of common stock valued at $57,500 per share	-	-	-	-	7,000	-	7,000
Issuance of common stock valued at $53,571 per share	-	-	-	-	15,000	-	15,000
Issuance of common stock valued at $50,000 per share	-	-	-	-	2,500	-	2,500

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Period February 20, 1997 (Inception) to December 31, 2009
(continued)

	Preferred Stock		Common Stock			Deficit Accumulated During Development Stage	
	Shares	Amount	Shares	Amount	Additional Paid In Capital		Total
Issuance of common stock valued at $50,000 per share	-	-	-	-	2,500	-	2,500
Issuance of common stock valued at $40,323 per share	-	-	1	-	25,000	-	25,000
Issuance of common stock valued at $35,000 per share	-	-	2	-	85,000	-	85,000
Issuance of common stock valued at $33,000 per share	-	-	1	-	20,000	-	20,000
Issuance of common stock valued at $30,000 per share	-	-	2	-	45,000	-	45,000
Issuance of common stock valued at $27,500 per share	-	-	3	-	91,667	-	91,667
Issuance of common stock valued at $25,000 per share	-	-	14	-	337,500	-	337,500
Issuance of common stock valued at $24,750 per share	-	-	1	-	25,000	-	25,000
Issuance of common stock valued at $20,000 per share	-	-	7	-	149,000	-	149,000
Issuance of common stock valued at $16,667 per share	-	-	3	-	50,000	-	50,000
Issuance of common stock valued at $8,250 per share	-	-	3	-	25,000	-	25,000
Issuance of common stock valued at $5,500 per share	-	-	2	-	10,000	-	10,000
Issuance of common stock valued at $2,500 per share	-	-	30	-	75,000	-	75,000
Common Stock issued for Services valued at $55,000 per share	-	-	1	-	69,667	-	69,667
Issuance of Preferred Stock for Services valued at $3.82 per share - Related Party	100,000	100	-	-	382,286	-	382,386
Fees paid on issuances of common stock	-	-	-	-	(35,182)	-	(35,182)
Net loss for the year ended December 31, 2007	-	-	-	-	-	(1,048,440)	(1,048,440)
Balances, December 31, 2007	100,000	100	70	-	3,731,004	(3,277,088)	454,016
Issuance of common stock valued at $100 per share	-	-	250	-	25,000	-	25,000
Issuance of common stock valued at $66.67 per share	-	-	75	-	5,000	-	5,000
Issuance of common stock valued at $49.00 per share	-	-	433	-	21,220	-	21,220
Issuance of common stock valued at $40.00 per share	-	-	250	-	10,000	-	10,000
Issuance of common stock valued at $37.50 per share	-	-	667	1	24,999	-	25,000
Issuance of common stock valued at $3.00 per share	-	-	1,100	1	3,299	-	3,300
Issuance of common stock valued at $2.00 per share			5,500	6	10,994		11,000
Issuance of common stock valued at $1.00 per share			14,000	14	13,986		14,000
Issuance of common stock valued at $0.83 per share			6,000	6	4,994		5,000
Issuance of common stock valued at $0.60 per share			20,000	20	11,980		12,000
Issuance of common stock valued at $0.40 per share			25,000	25	9,975		10,000
Issuance of common stock valued at $0.29 per share			101,936	102	28,992		29,094
Common Stock issued for Services valued at $1,000 per share - Related Party	-	-	1	-	1,000	-	1,000
Common Stock issued for Services valued at $9.00 per share - Related Party	-	-	885,451	886	7,968,177	-	7,969,063
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $4.00 per share	-	-	5,000	5	19,995	-	20,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $2.00 per share	-	-	5,500	5	10,995	-	11,000

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Period February 20, 1997 (Inception) to December 31, 2009
(continued)

	Preferred Stock		Common Stock			Deficit Accumulated During Development Stage	
	Shares	Amount	Shares	Amount	Additional Paid In Capital		Total
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $1.00 per share	-	-	14,000	14	13,986	-	14,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.83 per share	-	-	6,000	6	4,994		5,000
Discounts on Issuance of Convertible Promissory Notes					45,000		45,000
Net loss for the year ended December 31, 2008	-	-	-	-	-	(8,640,457)	(8,640,457)
Balances, December 31, 2008	100,000	100	1,091,233	1,091	11,965,590	(11,917,545)	49,236
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.14 per share	-	-	142,857	143	19,857	-	20,000
Issuance of common stock valued at $0.02 per share	-	-	250,000	250	4,750	-	5,000
Issuance of common stock valued at $0.0102 per share	-	-	4,901,960	4,902	45,098	-	50,000
Issuance of common stock valued at $0.005 per share	-	-	4,000,000	4,000	16,000	-	20,000
Issuance of common stock valued at $0.004167 per share	-	-	6,000,000	6,000	19,000	-	25,000
Issuance of common stock valued at $0.003846 per share	-	-	6,500,000	6,500	18,500	-	25,000
Issuance of common stock valued at $0.001538 per share	-	-	6,500,000	6,500	3,500	-	10,000
Issuance of common stock valued at $0.000857 per share	-	-	35,000,000	35,000	(5,000)	-	30,000
Issuance of common stock valued at $0.000667 per share	-	-	30,000,000	30,000	(10,000)	-	20,000
Issuance of common stock valued at $0.000595 per share	-	-	42,000,000	42,000	(17,000)	-	25,000
Issuance of common stock valued at $0.00045 per share	-	-	11,111,111	11,111	(6,111)	-	5,000
Issuance of common stock valued at $0.0004 per share	-	-	12,500,000	12,500	(7,500)	-	5,000
Issuance of common stock valued at $0.000298 per share	-	-	252,000,000	252	74,748	-	75,000
Issuance of common stock valued at $0.00025 per share	-	-	100,000,000	100,000	(75,000)	-	25,000
Issuance of common stock valued at $0.0004 per share - Related Party			1,000,000	-	400	-	400
Common Stock issued for Services valued at $0.001 per share	-	-	12,582,088	12,582	-	-	12,582
Common Stock issued for Services valued at $0.01 per share - Related Party	-	-	101,000,000	101,000	909,000	-	1,010,000
Common Stock issued for services valued at $0.000696 per share	-	-	35,922,464	35,922	(10,922)	-	25,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.01 per share.	-	-	2,000,000	2,000	18,000	-	20,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.0052 per share.	-	-	9,615,385	9,615	40,385	-	50,000
Common Stock issued for Services valued at $0.004 per share - Related Party	-	-	150,000,000	150,000	450,000	-	600,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.002 per share	-	-	25,000,000	25,000	25,000	-	50,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.001364 per share.	-	-	14,666,667	14,667	5,333	-	20,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.0012 per share.	-	-	33,333,333	33,333	6,667	-	40,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.001 per share.	-	-	40,000,000	40,000	-	-	40,000

RUSSELL INDUSTRIES, INC
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Period February 20, 1997 (Inception) to December 31, 2009
(continued)

	Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid In Capital	Deficit Accumulated During Development Stage	Total
Common Stock issued for Services valued at $0.0005 per share	-	-	20,000,000	20	9,980	-	10,000
Common Stock issued for Services valued at $0.0004 per share - Related Party	-	-	399,000,000	399	159,201	-	159,600
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.0004 per share	-	-	147,500,000	148	58,852	-	59,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.000233 per share	-	-	107,143,554	107	24,893	-	25,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.0002 per share	-	-	340,000,000	340	67,660	-	68,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.000167 per share	-	-	138,000,552	138	22,862	-	23,000
Effect of Change in Par Value of Common Shares from $.001 per share, to $.000001 per share effective October 2, 2009				(683,431)	683,431		-
Discounts on Issuance of Convertible Promissory Notes	-	-	-	-	675,000	-	675,000
Amortization of Discount on Issuance of Convertible Promissory Notes	-	-	-	-	(232,500)	-	(232,500)
Net loss for the year ended December 31, 2009	-	-	-	-	-	(2,574,069)	(2,574,069)
						-	-
Balances, December 31, 2009	100,000	$ 100	2,088,761,204	$ 2,089	$ 14,959,675	$ (14,491,614)	$ 470,250

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1 - Basis of Presentation

Description of Business

Russell Industries, Inc. (hereinafter referred to as "the Company", "the Issuer", "Russell", "we", or "us"), was incorporated in February 1997 in the State of Nevada.

From November 2006 through July 2007, the Company acquired 255 unpatented mining claims an alternative and renewable energy company focusing in the area of algae oil production

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. During the year ended December 31, 2009 the Company remained in the development stage, had no revenue producing operations, and as of December 31, 2009 had a working capital deficit of $103,548. In addition, during the year ended December 31, 2009 the Company incurred a net loss of $2,574,066 and since inception has incurred losses aggregating $14,491,614. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the classification of liabilities that may result from the outcome of this uncertainty.

Management's plans with respect to the current situation consist of seeking additional financial resources from its existing investors, note holders, and it's Chief Executive Officer Richard M. Berman. The Company is planning to begin operations in the latter part of 2010, or the early part of 2011, at which point Management believes they will be able to generate positive cash flows

There can be no assurance that sufficient funds will be generated during the next year or thereafter from operations, or that funds will be available from external sources such as debt or equity financings or other potential sources. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on the Company's existing stockholders.

The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

NOTE 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Russell Industries, Inc. and its wholly-owned subsidiary, Algae Farm LLC, a Nevada Limited Liability Company, that was formed on March 17, 2008 and which to date, has had no operations. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Repairs and maintenance costs that do not improve service potential or extend the economic life of an existing fixed asset are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Indefinite-Life Intangible Assets

Indefinite-life intangible assets consist of unpatented mining claims that do not have determinable useful life. Accordingly, indefinite-life intangible assets are not amortized. It is the Company's policy to assess periodically the carrying amount of its indefinite-life intangible assets to determine if there has been impairment to their carrying value. The Company has determined that there was no impairment at December 31, 2009.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments, including cash and cash equivalents, and convertible promissory notes payable approximated fair value because of the short maturity of these instruments.

Revenue Recognition

The Company will recognize revenue when persuasive evidence of an arrangement exists, delivery of products has occurred, and the sales price charged is fixed or determinable. As of December 31, 2009 the Company has not yet recognized revenue from the sales of any products or services.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Advertising Costs

The Company expenses the costs of advertising in the period in which the advertising takes place. For the year ended December 31, 2009, the company has had no advertising costs.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents.

The Company periodically maintains cash balances at financial institutions which exceed the current Federal Deposit Insurance Corporation ("FDIC") limit of $250,000.

Fair Value Accounting

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 were adopted January 1, 2008. In February 2008, the FASB staff issued FSP No. 157-2 "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The provisions of FSP FAS 157-2 were adopted by the Company for the year ended December 31, 2008 and did not have a significant impact on the Company.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Accounting (Continued)

In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"), which clarifies the application of FAS 157 in an inactive market. The intent of this FSP is to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive. FSP FAS 157-3 states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and in some cases, observable inputs may require significant adjustment based on unobservable data. Regardless of the valuation technique used, an entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market. FSP FAS 157-3 was effective upon issuance. The Company has incorporated the principles of FSP FAS 157-3 in determining the fair value of financial assets when the market for those assets is not active.

FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair Value at December 31, 2009			
Assets:		Total	Level 1	Level 2	Level 3
Cash equivalents		$383,952	$383,952	$ -	$ -
		$383,952	$383,952	$ -	$ -
Liabilities:					
		$ -	$ -	$ -	$ -
		$ -	$ -	$ -	$ -

The Company's cash equivalent instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily checking accounts.

In April 2008, the FASB issued Staff Position No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4"), which provides additional guidance on determining fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate when a transaction is not orderly. In April 2008, the FASB issued Staff Position No. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP FAS 115-2 and FAS 124-2"), which: 1) clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired, 2) provides guidance on the amount of an other-than-temporary impairment recognized in earnings and other comprehensive income and 3) expands the disclosures required for other-than-temporary impairments for debt and equity securities. The Company adopted the provisions of FSP FAS 157-4, FSP FAS 115-2 and FAS 124-2, and FSP FAS 107-1 and APB 28-1 for the year ended December 31, 2008. The adoption of this standard did not have a material impact on the financial condition or the results of the Company's operations.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Accounting (Continued)

In January 2009, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2009-06, "Improving Disclosures about Fair Value Measurements," which amends existing disclosure requirements under ASC 820. ASU No. 2009-06 requires new disclosures for significant transfers between Levels 1 and 2 in the fair value hierarchy and separate disclosures for purchases, sales, issuances, and settlements in the reconciliation of activity for Level 3 fair value measurements. This ASU also clarifies the existing fair value disclosures regarding the level of disaggregation and the valuation techniques and inputs used to measure fair value. ASU No. 2009-06 will only impact disclosures and is effective for interim and annual reporting periods beginning after December 15, 2008, except for the disclosures on purchases, sales, issuances and settlements in the roll forward of activity for Level 3 fair value measurements. Those disclosures are effective for interim and annual periods beginning after December 15, 2009.

Fair Value Option

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of FAS 159 were adopted January 1, 2008. The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of FAS 159 had no impact on the Company's consolidated financial position, results of operations or cash flows.

Accounting for the Useful Life of Intangibles

In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3") which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141, "Business Combinations" ("FAS 141"). FSP 142-3 is effective for the Company's fiscal year beginning January 1, 2008 and will be applied prospectively to intangible assets acquired after the effective date. The Company does not expect the adoption of FSP 142-3 to have a material impact on the Company's combined financial position, results of operations or cash flows. There were no intangible assets recorded during the year ended December 31, 2008 or for the year ended December 31, 2009.

Business Combinations

In April 2008, the FASB issued FSP No. FAS 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" ("FSP FAS 141(R)-1"), which amends and clarifies FAS 141(R). The intent of FSP FAS 141(R)-1 is to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2008. The Company will apply the provisions of FSP FAS 141(R)-1 to any future business combinations.

Equity Method Investment

In November 2008, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent of EITF 08-6 is to provide guidance on (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee's issuance of shares. EITF 08-6 was effective for the Company's fiscal year beginning January 1, 2008 and has been applied prospectively. The adoption of EITF 08-6 had no impact on the Company's consolidated financial position, results of operations or cash flows in for the years ended 2008 or 2009.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Subsequent Events

In May 2008, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 165 "Subsequent Events" ("FAS 165") which establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. The Company adopted the provisions of FAS 165 for the year ended December 31, 2008. The adoption of FAS 165 had no impact on the Company's consolidated financial position, results of operations or cash flows for the years ended December 31, 2008 or 2009.

Reclassifications

Certain reclassifications have been made to prior periods' financial statements to conform to the classifications used in the current period.

Net Loss Per Common Share

Basic and diluted net losses per share are computed using the weighted average number of shares of common stock outstanding during the period. Equivalent common shares are excluded from the calculation of diluted net loss per share for the year ended December 31, 2008 and the year ended December 31, 2009 since its effect would be anti-dilutive.

Equity Based Compensation

In connection with employment of the Company's executive as well as in consideration for agreements with certain consultants, the Company may issue shares of its common stock. Employee and non-employee awards are made at the discretion of the Board of Directors.

The Company accounts for stock compensation under ASC guidance for compensation – stock compensation, which requires the Company to expense the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This expense must be recognized over the requisite service period following the date of grant.

The Company accounts for non-employee equity based awards in which goods or services are the consideration received for the equity instruments issued at their fair value.

The Accounting Standards Codification

In June 2008, the FASB issued FASB Statement No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162" ("FAS 168" or "the Codification"). FAS 168 will become the source of authoritative U.S. GAAP to be applied by nongovernmental entities. All other nongrandfathered accounting literature not included in the Codification will become nonauthoritative. FAS 168 is effective for the Company's year ended December 31, 2008. The Company does not expect the adoption of FAS 168 to have an impact on the Company's combined financial position, results of operations or cash flows.

NOTE 3 - Property and Equipment

Property and equipment consist of the following:

	Estimated Useful Lives		
Computer Equipment	3 Years	$	1,202
Laboratory Equipment	5 Years		4,387
Mining Equipment	Units of Production		62,300
			67,889
Less: Accumulated Depreciation			87
		$	67,802

Depreciation expense on property and equipment was $87 and $-0- for the years ended December 31, 2009 and 2008, respectively.

NOTE 4 - Convertible Promissory Notes Payable

On October 27, 2008 the Company issued a 1 year, 15% Convertible Promissory Note ("the Note") to Maidenhead Investments, LLC ("Maidenhead", "the Investor") in the principal amount of $20,000 pursuant to a Wrap-Around Agreement whereby the proceeds were to be used to pay accrued compensation owed to Richard M. Berman, the President and CEO..

On October 27, 2008 the Company issued 5,000 common shares to Maidenhead upon conversion of the entire $20,000 of principal of the Note dated October 27, 2008.

On October 28, 2008 the Company issued a 1 year, 15% Convertible Promissory Note ("the Note") to K&L Enterprises, Inc. ("K&L", "the Investor") in the principal amount of $25,000 pursuant to a Wrap-Around Agreement whereby the proceeds were to be used to pay accrued compensation owed to Richard M. Berman, the President and CEO for the month of November 2006.

On October 30, 2008 the Company issued 5,500 common shares to K&L upon conversion of $11,000 of principal of the Note dated October 28, 2008.

On November 18, 2008 the Company issued 10,000 common shares to K&L upon conversion of $10,000 of principal of the Note dated October 28, 2008.

On November 24, 2008 the Company issued 4,000 common shares to K&L upon conversion of the remaining $4,000 of principal of the Note dated October 28, 2008.

On November 24, 2008 the Company issued a 1 year, 15% Convertible Promissory Note ('the Note") to Watson Investment Enterprises, Inc.("Watson") in the principal amount of $50,000 pursuant to a Wrap-Around Agreement whereby the proceeds were to be used to pay accrued compensation owed to Richard M. Berman, the President and CEO.

On November 24, 2008 the Company issued 6,000 common shares to Watson upon conversion of $5,000 of principal of the Note dated November 24, 2008.

On April 7, 2009 the Company issued 142,857 common shares to Watson upon conversion of $10,000 of principal of the Note dated November 24, 2008.

NOTE 4 - Convertible Promissory Notes Payable (Continued)

On April 15, 2009 the Company issued 2,000,000 common shares to Watson upon conversion of $10,000 of principal of the Note dated November 24, 2008.

On May 11, 2009 the Company issued 9,615,385 common shares to Watson upon conversion of the remaining $25,000 of principal on the Note dated November 24, 2008.

On February 5, 2009 the Company issued a 1 year, 15% Convertible Promissory Note ('the Note") to Fundtech Solutions, LLC ("Fundtech") in the principal amount of $50,000 pursuant to a Wrap-Around Agreement whereby the proceeds were to be used to pay accrued compensation owed to Richard M. Berman, the President and CEO.

On February 9, 2009 the Company issued 25,000,000 common shares to Fundtech upon conversion of the entire $50,000 principal balance of the Note dated February 5, 2009.

On July 9, 2009 the Company issued a 1 year, 15% Convertible Promissory Note ('the Note") to Watson Investment Enterprises, Inc.("Watson") in the principal amount of $50,000 pursuant to a Wrap-Around Agreement whereby the proceeds were to be used to pay accrued compensation owed to Richard M. Berman, the President and CEO.

On July 9, 2009 the Company issued 20,000,000 common shares to Watson upon conversion of $10,000 of principal of the Note dated July 9, 2009.

On July 10, 2009 the Company issued 14,666,667 common shares to Watson upon conversion of $10,000 of principal of the Note dated July 9, 2009.

On July 22, 2009 the Company issued 20,000,000 common shares to Watson upon conversion of $10,000 of principal of the Note dated July 9, 2009.

On August 10, 2009 the Company issued 33,333,333 common shares to Watson upon conversion of the remaining $20,000 of principal on the Note dated July 9, 2009.

On October 15, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC ("E-Lionheart") in the principal amount of $250,000. At any time on or prior to the Maturity Date, any amount of the unpaid Principal Amount (the "Conversion Amount") may be converted into *free-trading* and unrestricted shares of Common Stock of the Company equal to the result of (i) the Conversion Amount, divided by (ii) the Variable Conversion Price. The "Variable Conversion Price" shall mean the Applicable Percentage (as defined herein) multiplied by the Market Price (as defined herein). "Market Price" means the average of the lowest three (3) Trading Prices (as defined below) for the Common Stock during the twenty (20) Trading Day period ending one Trading Day prior to the date the Conversion Notice is sent by the Holder to the Borrower via facsimile (the "Conversion Date"). "Trading Price" means, for any security as of any date, the intraday trading price on the Pink Sheets (the "PINKSHEETS") as reported by a reliable reporting service mutually acceptable to and hereafter designated by Holders of a majority in interest of the Notes and the Borrower or, if the PINKSHEETS is not the principal trading market for such security, the intraday trading price of such security on the principal securities exchange or trading market where such security is listed or traded or, if no intraday trading price of such security is available in any of the foregoing manners, the average of the intraday trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc. "Applicable Percentage" shall mean 50.

On November 2, 2009 the Company issued 147,500,000 common shares to E-Lionheart upon conversion of $29,500 of principal on the Note dated October 15, 2009.

On November 24, 2009 the Company issued 107,142,858 common shares to E-Lionheart upon conversion of $12,500 of principal on the Note dated October 15, 2009.

On November 30, 2009 the Company issued 150,000,000 common shares to E-Lionheart upon conversion of $15,000 of principal on the Note dated October 15, 2009.

NOTE 4 - Convertible Promissory Notes Payable (Continued)

On November 20, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC ("E-Lionheart") in the principal amount of $250,000. At any time on or prior to the Maturity Date, any amount of the unpaid Principal Amount (the "Conversion Amount") may be converted into *free-trading* and unrestricted shares of Common Stock of the Company equal to the result of (i) the Conversion Amount, divided by (ii) the Variable Conversion Price. The "Variable Conversion Price" shall mean the Applicable Percentage (as defined herein) multiplied by the Market Price (as defined herein). "Market Price" means the average of the lowest three (3) Trading Prices (as defined below) for the Common Stock during the twenty (20) Trading Day period ending one Trading Day prior to the date the Conversion Notice is sent by the Holder to the Borrower via facsimile (the "Conversion Date"). "Trading Price" means, for any security as of any date, the intraday trading price on the Pink Sheets (the "PINKSHEETS") as reported by a reliable reporting service mutually acceptable to and hereafter designated by Holders of a majority in interest of the Notes and the Borrower or, if the PINKSHEETS is not the principal trading market for such security, the intraday trading price of such security on the principal securities exchange or trading market where such security is listed or traded or, if no intraday trading price of such security is available in any of the foregoing manners, the average of the intraday trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc. "Applicable Percentage" shall mean 50.

On December 9, 2009 the Company issued 190,000,000 common shares to E-Lionheart upon conversion of $19,000 of principal on the Note dated October 15, 2009.

On December 18, 2009 the Company issued 138,000,552 common shares to E-Lionheart upon conversion of $11,500 of principal on the Note dated October 15, 2009.

On December 18, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC in the principal amount of $250,000. The terms of the Note allowed the Company to draw down funds at their request up to the full principal amount of the Note as needed as opposed to receiving the full value at the date of signing. As of December 31, 2009, the Company had drawn $75,000 as follows:

December 23, 2009	$ 75,000
Total	$ 75,000

NOTE 5 - Preferred Stock

Preferred Stock Designations

On October 29, 2007 the Company established a Series A Preferred Stock. The Series A Preferred Shares have a $.001 par value and 1,000,000 shares are authorized.

Each issued and outstanding Series A Preferred Share is entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by 1.10; divided by (ii) the total number of Series A Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Series A Preferred Shares may vote together with the holders of Common Shares as a single class. The Company may not amend, alter or repeal the Series A Preferred Shares, special rights or other powers of the Series A Preferred Shares so as to affect adversely the Series A Preferred Shares, without the written consent or affirmative vote of the holders of at least a majority of the then outstanding aggregate number of shares of such adversely affected Series A Preferred Shares, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

NOTE 5 - Preferred Stock (continued)

Determination of Fair Value

The fair value of the Company's preferred stock issuances are based upon the market price of the Company's common stock on the date of issuance multiplied by the number of voting common shares represented by the issuance on the date of issue.

Issuances

On November 5, 2007, the Company issued 100,000 shares of its $0.001 par value Series A Preferred stock, valued at $382,386 to Richard M. Berman for services rendered.

NOTE 6 - Stockholders' Deficit

Common Stock

At various stages in the Company's development, shares of the Company's common stock has been issued at fair market value in exchange for services or property received with a corresponding charge to operations, property and equipment, unpatented mining claims and additional paid-in capital depending on the nature of the services provided or property received.

On February 3, 2009, the Company affected a reverse split of all of the outstanding shares of its Common Stock at a ratio of one for ten thousand (1:10,000).

On February 5, 2009, the Company issued 101,000,000 shares of its common stock to American Uranium Management, LLC, a related party, for services rendered. These shares were valued at $1,010,000.

On February 6, 2009, the Company issued 25,000,000 shares of its common stock to Fundtech Ltd, as payment in full of a convertible promissory note payable in the principal amount of $50,000.

On March 17, 2009, the Company issued 12,582,088 shares of its common stock to the Law Firm of Klass, Helman and Ross, for services valued at $12,582.09.

On April 7, 2009, the Company issued 142,857 shares of its common stock to Watson Investment Enterprises, Inc., in consideration of a $10,000 reduction in principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $10,000.

On April 13, 2009, the Company issued 250,000 shares of its common stock to Mazuma Corp., for aggregate gross proceeds of $5,000.

On April 15, 2009, the Company issued 2,000,000 shares of its common stock to Watson Investment Enterprises, Inc., in consideration of a $10,000 in principal on a previously issued 15% Convertible Promissory Note.

On April 20, 2009, the Company issued 4,000,000 shares of its common stock to Mazuma Corp., for aggregate gross proceeds of $20,000.

On April 21, 2009, the Company issued 4,901,960 shares of its common stock to TJ Management Group, for gross proceeds of $50,000. The Company recognized net cash proceeds of $47,300 after costs.

On April 23, 2009, the Company issued 6,000,000 shares of its common stock to Mazuma Corp., for aggregate gross proceeds of $25,000.

On April 30, 2009, the Company issued 6,500,000 shares of its common stock to Mazuma Corp., for aggregate gross proceeds of $25,000.

NOTE 6 - Stockholders' Deficit (Continued)

Common Stock (Continued)

On May 5, 2009, the Company issued 6,500,000 shares of its common stock to Mazuma Corp for aggregate gross proceed of $10,000.

On July 9, 2009, the Company issued 20,000,000 shares of its common stock to Watson Investment Enterprises, Inc. as payment of $10,000 in principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $10,000.

On July 10, 2009, the Company issued 14,666,667 shares of its common stock to Watson Investment Enterprises, Inc., as payment of $10,000 in principal on a previously issued 15% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance costs of $10,000.

On July 21, 2009, the Company issued 42,000,000 shares of its common stock to Mazuma Corp., for aggregate gross proceed of $25,000.

On May 11, 2009, the Company issued 9,615,385 shares of its common stock to Watson Investment Enterprises, Inc., as payment of $25,000 principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $25,000

On May 28, 2009, the Company issued 30,000,000 shares of its common stock to Mazuma Corp., for aggregate gross proceed of $20,000.

On June 1, 2009, the Company issued 150,000,000 shares of its common stock to American Uranium Management, LLC, a related party, for services valued at $600,000.

On June 19, 2009, the Company issued 35,000,000 shares of its common stock to Mazuma Corp, for aggregate gross proceeds of $30,000.

On June 25, 2009, the Company issued 35,922,000 shares of its common stock to E-Lionheart Assoc. LLC, for services valued at $25,000.

On July 22, 2009, the Company issued 20,000,000 shares of its common stock to Watson Investment Enterprises, Inc., as payment of $10,000 in principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $10,000.

On August 7, 2009 the Company issued 12,500,000 shares of its common stock to Watson Investment Enterprises, Inc., for aggregate gross proceeds of $5,000.

On August 10, 2009, the Company issued 33,333,333 shares of its common stock to Watson Investment Enterprises, Inc., as payment of $20,000 in principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $20,000.

On September 16, 2009, the Company issued 100,000,000 shares of its common stock to E-Lionheart Assoc. LLC, for aggregate gross proceeds of $25,000. In connection with this issuance the Company recorded $3,000 in debt issuance costs. The Company recognized cash proceeds of $22,000 after costs.

On September 21, 2009, the Company issued 11,111,111 shares of its common stock to Fuselier & Assoc., for aggregate gross proceeds of $5,000.

On October 2, 2009, the Company filed an amendment to its Certificate of Incorporation decreasing the par value of its common shares from $.001 to $.000001 per common share.

NOTE 6 - Stockholders' Deficit (Continued)

Common Stock (Continued)

On October 5, 2009, the Company issued 252,000,000 of its common stock to E-Lionheart Assoc. LLC, for gross p proceeds of $75,000. In connection with this issuance the company recorded $12,000 in debt issuance costs. The Company recognized cash proceeds of $63,000 after costs.

On October 30, 2009, the Company issued 10,000,000 of its common stock valued at $5,000 to William Wilder in accordance with a Consulting Agreement.

On October 30, 2009, the Company issued 10,000,000 of its common stock valued at $5,000 to Larry Peyton in accordance with a Consulting Agreement.

On November 2, 2009 the Company issued 147,500,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $29,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $29,500.

On November 24, 2009 the Company issued 107,142,848 of its common stock to E-Lionheart Assoc. LLC, as payment of $12,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $12,500.

On November 30, 2009 the Company issued 150,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $15,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $15,000.

On December 7, 2009, the Company issued 400,000,000 of its common stock valued at $11,000 to Richard M. Berman, the Company's sole officer and director for $400 cash and $159,600 in services rendered on behalf of the Company.

On December 9, 2009 the Company issued 190,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $19,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $19,000.

On December 18, 2009 the Company issued 138,000,552 of its common stock to E-Lionheart Assoc. LLC, as payment of $11,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $11,500.

NOTE 7 Related Party Transactions

Stock Based Compensation

On February 5, 2008, the Company issued 101,000,000 shares of its common stock to American Uranium Management, LLC, a related party, for services rendered. These shares were valued at $1,010,000.

On June 1, 2008, the Company issued 150,000,000 shares of its common stock to American Uranium Management, LLC, a related party, for services valued at $600,000.

On December 7, 2008, the Company issued 400,000,000 of its common stock valued at $11,000 to Richard M. Berman, the Company's sole officer and director for $400 cash and $159,600 in services rendered on behalf of the Company.

NOTE 7 Related Party Transactions (continued)

Loan Payable – Related Party

Loan payable to related party ("Loan") consists of cash advances to the Company, by Richard M. Berman, the Company's President and Chief Executive Officer, as well as for unreimbursed expenses paid on behalf of the Company directly to third-party vendors by Mr. Berman. As of December 31, 2009 and December 31, 2008, the balances on this Loan were $27,467 and $37,379, respectively. These loans are non-interest bearing and are payable upon demand.

Accrued Compensation - Officer

Included in Accrued Expenses as of December 31, 2009 and December 31, 2008, are $204,036 and $204,036, which represent accrued compensation owed to Mr. Berman, pursuant to his Employment Contract, respectively.

NOTE 8 - Commitments and Contingencies

Employment Contracts

The Company entered into an employment agreements, effective December 1, 2006, and continuing for a six (6) year period thereafter, with their President and Chief Executive Officers, Richard M. Berman. The contract is renewable for successive one (1) year terms after the expiration of the initial agreement, unless either party elects to terminate by giving notice to the other party at least three (3) months in advance to the expiration of the current agreement.

Pursuant to this agreement, Mr. Berman is entitled to a base annual salary of at least $350,000 in cash; In addition, Mr. Berman is entitled to health benefits, vacation pay, car allowances and reimbursement of any reasonable and ordinary business expenses incurred on behalf of the Company.

Lease Obligations

The Company operates its business in leased facilities. The Company currently leases approximately 675 square feet for its corporate office and research facilities located at 4800 Research Forest Drive, The Woodlands, TX for $2,405 per month. The current lease expires November 30, 2009.

Approximate future minimum commitments under these leases are as follows:

April 1, 2009 – November 30, 2009	$ 12,025

Rent expense under the office leases was approximately $8,600 and $ 5,400 for the six months ended December 31, 2009 and 2008, respectively.

Legal Proceedings

From time to time, the Company is named in legal actions which management considers being incidental to the industry in which the Company operates. In the opinion of management, the outcome of these matters, if any, will not have a material impact on the financial condition of the Company.

RUSSELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 9 - Subsequent Events

Convertible Promissory Notes Payable

On January 4, 2010 the Company issued 220,000,000 common shares to E-Lionheart upon conversion of $11,000 of principal on the Note dated October 15, 2009.

On January 13, 2010 the Company issued 240,000,000 common shares to E-Lionheart upon conversion of $12,000 of principal on the Note dated October 15, 2009.

On January 22, 2010 the Company issued 200,000,000 common shares to E-Lionheart upon conversion of $10,000 of principal on the Note dated October 15, 2009.

On February 3, 2010 the Company issued 300,000,000 common shares to E-Lionheart upon conversion of $19,998 of principal on the Note dated October 15, 2009.

On February 23, 2010 the Company issued 150,000,000 common shares to E-Lionheart upon conversion of $12,500 of principal on the Note dated October 15, 2009.

On March 12, 2010 the Company issued 166,500,666 common shares to E-Lionheart upon conversion of $13,875 of principal on the Note dated October 15, 2009.

On March 26, 2010 the Company issued 175,000,000 common shares to E-Lionheart upon conversion of $8,750 of principal on the Note dated October 15, 2009.

On December 18, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC in the principal amount of $250,000. The terms of the Note allowed the Company to draw down funds at their request up to the full principal amount of the Note as needed as opposed to receiving the full value at the date of signing. As of March 31, 2010, the Company has drawn the entire $250,000 as follows:

December 23, 2009	$ 75,000
January 8, 2010	100,000
January 19, 2010	25,000
January 26, 2010	50,000
Total	$250,000

On January 31, 2010 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC in the principal amount of $250,000. The terms of the Note allowed the Company to draw down funds at their request up to the full principal amount of the Note as needed as opposed to receiving the full value at the date of signing. As of March 31, 2010, the Company had drawn down $150,000 as follows:

February 19, 2010	$ 25,000
February 22, 2010	25,000
March 16, 2010	50,000
March 24, 2010	50,000
Total	$150,000

NOTE 9 - Subsequent Events (continued)

Stockholders' Deficit

Common Stock

On January 4, 2010 the Company issued 220,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $11,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $11,000.

On January 13, 2010 the Company issued 240,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $12,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $12,000.

On January 22, 2010 the Company issued 200,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $10,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $10,000.

On February 3, 2010 the Company issued 300,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $19,998 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $19,998.

On February 23, 2010 the Company issued 150,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $12,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $12,500.

On March 12, 2010 the Company issued 166,500,666 of its common stock to E-Lionheart Assoc. LLC, as payment of $13,875 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $13,875.

On March 26, 2010 the Company issued 175,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $8,750 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $8,750.

RUSSELL INDUSTRIES, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Unaudited)

	March 31, 2010	December 31, 2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 308,486	$ 383,952
Total Current Assets	308,486	383,952
Property and equipment, net	68,730	67,802
Other Assets:		
Unpatented mining claims	324,807	324,807
Total Assets	$ 702,023	$ 776,561
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 224,387	$ 212,220
Convertible promissory notes, net of discounts of $541,099 and $430,788, respectively	183,278	56,712
Loans payable - related party	34,176	37,379
Total Current Liabilities	441,841	306,311
Total Liabilities	441,841	306,311
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock - series A, $.001 par value; 1,000,000 shares authorized; 100,000 and 100,000 issued and outstanding, respectively.	100	100
Common stock, $000001 par value, 29,999,000,000 and 14,999,000,000 shares authorized, 3,540,261,870 and 2,088,761,204 shares issued and outstanding, respectively.	3,540	2,089
Additional paid-in capital	15,371,346	14,959,675
Deficit accumulated during development stage	(15,114,804)	(14,491,614)
Total Stockholders' Equity	260,182	470,250
Total Liabilities and Stockholders' Equity	$ 702,023	$ 776,561

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
Consolidated Statement of Operations
(Unaudited)

	For the Three Months Ended March 31, 2010	For the Year Ended December 31, 2009	For the Three Months Ended March 31, 2009	For the Period February 20, 1997 (Inception) to March 31, 2010
Revenues	$ -	$ -	$ -	$ -
Costs and Expenses				
General and administrative	178,950	2,177,647	1,092,754	14,078,944
Legal and Professional Fees	33,902	98,046	218	198,388
Mining and Exploration	-	3,140	-	120,934
Research and Development	182,799	51,916	-	234,761
Total Costs and Expenses	395,651	2,330,749	1,092,972	14,633,027
Loss from Operations	(395,651)	(2,330,749)	(1,092,972)	(14,633,027)
Other (Income) Expenses				
Interest income	(97)	1	-	(2,424)
Amortization of Discounts on Debentures	214,689	234,527	-	453,901
Interest expense on Convertible Promissory Notes	12,947	8,791	2,074	30,300
Total Other (Income) Expenses	227,539	243,319	2,074	481,777
Net Loss	$ (623,190)	$ (2,574,068)	$ (1,095,046)	$ (15,114,804)
Net Loss per Common Share - Basic and Diluted	$ (0.00)	$ (0.00)	$ (0.01)	
Weighted Average Common Shares Outstanding	2,946,966,900	530,327,976	78,323,923	

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Unaudited)

	For the Three Months Ended March 31, 2010	For the Three Months Ended March 31, 2009	For the Year Ended December 31, 2009	For the Period February 20, 1997 (Inception) to March 31, 2010
Cash Flows from Operating Activities:				
Net Loss	$ (623,190)	$ (1,095,046)	$ (2,574,069)	$ (15,114,804)
Adjustments to reconcile net loss to net cash used by operating activities:				
Amortization of discount on debentures	214,689	-	234,527	453,901
Depreciation expense	386	-	87	472
Issuance of common stock for services	-	1,022,582	1,838,182	12,332,106
Changes in assets and liabilities:				
Increase (Decrease) in accrued expenses	12,165	1,664	(58,538)	20,350
Net Cash (Used) in Operating Activities	(395,949)	(70,800)	(559,811)	(2,307,975)
Cash Flows from Investing Activities:				
Capital expenditures	(1,313)	-	(5,589)	(69,201)
Purchase of Unpatented Mining Claims	-	-	-	(324,807)
Net Cash (Used) by Investing Activities	(1,313)	-	(5,589)	(394,008)
Cash Flow from Financing Activities:				
Proceeds from sale of common stock	-	-	299,400	1,712,439
Commissions and Finder's Fees paid on sale of common stock	-	-	-	(35,182)
Proceeds from (Repayment of) Loans payable - Related party	-	15,222	(32,896)	303,358
Repayment of Loans payable - related party	(3,203)	-	-	(65,146)
Proceeds from Issuance of convertible debentures - related parties	-	-	-	100,000
Proceeds from Issuance of convertible debentures	325,000	50,000	675,000	995,000
Net Cash Provided by Financing Activities	321,797	65,222	941,504	3,010,469
Increase (Decrease) in Cash	(75,466)	(5,578)	376,104	308,486
Cash at Beginning of Period	383,952	7,848	7,848	-
Cash at End of Period	$ 308,486	$ 2,270	$ 383,952	$ 308,486
Supplemental Cash Flow Information:				
Cash Paid For Interest	$ 781	$ 410	$ 1,331	$ 8,950
Cash Paid For Income Taxes	$ -	$ -	$ -	$ -
Supplemental Non-Cash Investing and Financing Activities				
Common Stock Issued upon Conversion of Convertible Debentures	$ 176,246	$ 50,000	$ 440,000	$ 641,246
Unamortized Discount on Promissory Notes Payable	$ 325,000	$ 442,500	$ -	$ 1,095,000

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Period February 20, 1997 (Inception) to March 31, 2010
(continued)

	Preferred Stock		Common Stock			Deficit Accumulated During Development Stage	
	Shares	Amount	Shares	Amount	Additional Paid In Capital		Total
Balances, February 17, 1997 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Balances, December 31, 1997	-	-	-	-	-	-	-
Issuance of shares pursuant to a Private Placement	-	-	-	-	30,000		30,000
Balances, December 31, 1998	-	-	-	-	30,000	-	30,000
Balances, December 31, 1999	-	-	-	-	30,000	-	30,000
Balances, December 31, 2000	-	-	-	-	30,000	-	30,000
Net loss for the year ended December 31, 2001						(8,761)	(8,761)
Balances, December 31, 2001	-	-	-	-	30,000	(8,761)	21,239
Net loss for the year ended December 31, 2002						(8,382)	(8,382)
Balances, December 31, 2002	-	-	-	-	30,000	(17,143)	12,857
Net loss for the year ended December 31, 2003						(18,289)	(18,289)
Balances, December 31, 2003	-	-	-	-	30,000	(35,432)	(5,432)
Net loss for the year ended December 31, 2004						(9,570)	(9,570)
Balances, December 31, 2004	-	-	-	-	30,000	(45,002)	(15,002)
Net loss for the year ended December 31, 2005						(13,465)	(13,465)
Balances, December 31, 2005	-	-	-	-	30,000	(58,467)	(28,467)
Issuance of common stock valued at $5,000,000 per share	-	-	-	-	100,000	-	100,000
Issuance of common stock valued at $1,666,889 per share	-	-	-	-	50,000	-	50,000
Common Stock issued for Services valued at $700,000 per share - Related Party	-	-	-	-	2,071,807	-	2,071,807
Net loss for the year ended December 31, 2006	-	-	-	-	-	(2,170,181)	(2,170,181)
Balances, December 31, 2006	-	-	-	-	2,251,807	(2,228,648)	23,159
Issuance of common stock valued at $225,000 per share	-	-	-	-	61,759	-	61,759
Issuance of common stock valued at $95,000 per share	-	-	-	-	38,000	-	38,000
Issuance of common stock valued at $57,500 per share	-	-	-	-	7,000	-	7,000
Issuance of common stock valued at $53,571 per share	-	-	-	-	15,000	-	15,000
Issuance of common stock valued at $50,000 per share	-	-	-	-	2,500	-	2,500
Issuance of common stock valued at $40,323 per share	-	-	1	-	25,000	-	25,000
Issuance of common stock valued at $35,000 per share	-	-	2	-	85,000	-	85,000
Issuance of common stock valued at $33,000 per share	-	-	1	-	20,000	-	20,000
Issuance of common stock valued at $30,000 per share	-	-	2	-	45,000	-	45,000
Issuance of common stock valued at $27,500 per share	-	-	3	-	91,667	-	91,667
Issuance of common stock valued at $25,000 per share	-	-	14	-	337,500	-	337,500
Issuance of common stock valued at $24,750 per share	-	-	1	-	25,000	-	25,000
Issuance of common stock valued at $20,000 per share	-	-	7	-	149,000	-	149,000
Issuance of common stock valued at $16,667 per share	-	-	3	-	50,000	-	50,000
Issuance of common stock valued at $8,250 per share	-	-	3	-	25,000	-	25,000
Issuance of common stock valued at $5,500 per share	-	-	2	-	10,000	-	10,000
Issuance of common stock valued at $2,500 per share	-	-	30	-	75,000	-	75,000
Common Stock issued for Services valued at $55,000 per share	-	-	1	-	69,667	-	69,667
Issuance of Preferred Stock for Services valued at $3.82 per share - Related Party	*100,000*	*100*	-	-	382,286	-	382,386

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Period February 20, 1997 (Inception) to March 31, 2010
(continued)

	Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid In Capital	Deficit Accumulated During Development Stage	Total
Fees paid on issuances of common stock	-	-	-	-	(35,182)	-	(35,182)
Net loss for the year ended December 31, 2007	-	-	-	-	-	(1,048,440)	(1,048,440)
Balances, December 31, 2007	100,000	100	70	-	3,731,004	(3,277,088)	454,016
Issuance of common stock valued at $100 per share	-	-	250	-	25,000	-	25,000
Issuance of common stock valued at $66.67 per share	-	-	75	-	5,000	-	5,000
Issuance of common stock valued at $49.00 per share	-	-	433	-	21,220	-	21,220
Issuance of common stock valued at $40.00 per share	-	-	250	-	10,000	-	10,000
Issuance of common stock valued at $37.50 per share	-	-	667	1	24,999	-	25,000
Issuance of common stock valued at $3.00 per share	-	-	1,100	1	3,299	-	3,300
Issuance of common stock valued at $2.00 per share			5,500	6	10,994		11,000
Issuance of common stock valued at $1.00 per share			14,000	14	13,986		14,000
Issuance of common stock valued at $0.83 per share			6,000	6	4,994		5,000
Issuance of common stock valued at $0.60 per share			20,000	20	11,980		12,000
Issuance of common stock valued at $0.40 per share			25,000	25	9,975		10,000
Issuance of common stock valued at $0.29 per share			101,936	102	28,992		29,094
Common Stock issued for Services valued at $1,000 per share - Related Party	-	-	1	-	1,000	-	1,000
Common Stock issued for Services valued at $9.00 per share - Related Party	-	-	885,451	886	7,968,177	-	7,969,063
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $4.00 per share	-	-	5,000	5	19,995	-	20,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $2.00 per share	-	-	5,500	5	10,995	-	11,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $1.00 per share	-	-	14,000	14	13,986	-	14,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.83 per share	-	-	6,000	6	4,994		5,000
Discounts on Issuance of Convertible Promissory Notes					45,000		45,000
Net loss for the year ended December 31, 2008	-	-	-	-	-	(8,640,457)	(8,640,457)
Balances, December 31, 2008	100,000	100	1,091,233	1,091	11,965,590	(11,917,545)	49,236
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.14 per share	-	-	142,857	143	19,857	-	20,000
Issuance of common stock valued at $0.02 per share	-	-	250,000	250	4,750	-	5,000
Issuance of common stock valued at $0.0102 per share	-	-	4,901,960	4,902	45,098	-	50,000
Issuance of common stock valued at $0.005 per share	-	-	4,000,000	4,000	16,000	-	20,000
Issuance of common stock valued at $0.004167 per share	-	-	6,000,000	6,000	19,000	-	25,000
Issuance of common stock valued at $0.003846 per share	-	-	6,500,000	6,500	18,500	-	25,000
Issuance of common stock valued at $0.001538 per share	-	-	6,500,000	6,500	3,500	-	10,000
Issuance of common stock valued at $0.000857 per share	-	-	35,000,000	35,000	(5,000)	-	30,000
Issuance of common stock valued at $0.000667 per share	-	-	30,000,000	30,000	(10,000)	-	20,000
Issuance of common stock valued at $0.000595 per share	-	-	42,000,000	42,000	(17,000)	-	25,000
Issuance of common stock valued at $0.00045 per share	-	-	11,111,111	11,111	(6,111)	-	5,000
Issuance of common stock valued at $0.0004 per share	-	-	12,500,000	12,500	(7,500)	-	5,000
Issuance of common stock valued at $0.000298 per share	-	-	252,000,000	252	74,748	-	75,000
Issuance of common stock valued at $0.00025 per share	-	-	100,000,000	100,000	(75,000)	-	25,000
Issuance of common stock valued at $0.0004 per share - Related Party			1,000,000	-	400	-	400
Common Stock issued for Services valued at $0.001 per share	-	-	12,582,088	12,582	-	-	12,582
Common Stock issued for Services valued at $0.01 per share - Related Party	-	-	101,000,000	101,000	909,000	-	1,010,000
Common Stock issued for services valued at $0.000696 per share	-	-	35,922,464	35,922	(10,922)	-	25,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.01 per share.	-	-	2,000,000	2,000	18,000	-	20,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.0052 per share.	-	-	9,615,385	9,615	40,385	-	50,000

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Period February 20, 1997 (Inception) to March 31, 2010
(continued)

	Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid In Capital	Deficit Accumulated During Development Stage	Total
Common Stock issued for Services valued at $0.004 per share - Related Party	-	-	150,000,000	150,000	450,000	-	600,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.002 per share	-	-	25,000,000	25,000	25,000	-	50,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.001364 per share.	-	-	14,666,667	14,667	5,333	-	20,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.0012 per share.	-	-	33,333,333	33,333	6,667	-	40,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.001 per share.	-	-	40,000,000	40,000	-	-	40,000
Common Stock issued for Services valued at $0.0005 per share	-	-	20,000,000	20	9,980	-	10,000
Common Stock issued for Services valued at $0.0004 per share - Related Party	-	-	399,000,000	399	159,201	-	159,600
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.0004 per share	-	-	147,500,000	148	58,852	-	59,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.000233 per share	-	-	107,143,554	107	24,893	-	25,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.0002 per share	-	-	340,000,000	340	67,660	-	68,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.000167 per share	-	-	138,000,552	138	22,862	-	23,000
Effect of Change in Par Value of Common Shares from $.001 per share, to $.000001 per share effective October 2, 2009				(683,431)	683,431		-
Discounts on Issuance of Convertible Promissory Notes	-	-	-	-	675,000	-	675,000
Amortization of Discount on Issuance of Convertible Promissory Notes	-	-	-	-	(232,500)	-	(232,500)
Net loss for the year ended December 31, 2009	-	-	-	-	-	(2,574,068)	(2,574,068)
Balances, December 31, 2009	100,000	100	2,088,761,204	2,089	14,959,674	(14,491,613)	470,250
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.0001 per share	-	-	835,000,000	835	82,665	-	83,500
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.000133 per share	-	-	300,000,000	300	39,700	-	40,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.000167 per share	-	-	316,500,666	316	52,430	-	52,746
Discounts on Issuance of Convertible Promissory Notes					325,000		325,000
Amortization of Discount on Issuance of Convertible Promissory Notes					(88,123)		(88,123)
Net loss for the three months ended March 31, 2010	-	-	-	-	-	(623,190)	(623,190)
Balances, March 31, 2010	100,000	$ 100	3,540,261,870	$ 3,540	$ 15,371,346	$ (15,114,803)	$ 260,182

The accompanying notes are an integral part of these financial statements

NOTE 1 - Basis of Presentation

Description of Business

Russell Industries, Inc. (hereinafter referred to as "the Company", "the Issuer", "Russell", "we", or "us"), was incorporated in February 1997 in the State of Nevada.

From November 2006 through July 2007, the Company acquired 255 unpatented mining claims an alternative and renewable energy company focusing in the area of algae oil production

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. During the three months ended March 31, 2010 the Company remained in the development stage, had no revenue producing operations, and incurred a net loss of $623,190. In addition, the Company has incurred recurring losses since inception aggregating $15,114,804. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the classification of liabilities that may result from the outcome of this uncertainty.

Management's plans with respect to the current situation consist of seeking additional financial resources from its existing investors, note holders, and it's Chief Executive Officer Richard M. Berman. The Company is planning to begin operations in the latter part of 2010, or the early part of 2011, at which point Management believes they will be able to generate positive cash flows

There can be no assurance that sufficient funds will be generated during the next year or thereafter from operations, or that funds will be available from external sources such as debt or equity financings or other potential sources. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on the Company's existing stockholders.

The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

NOTE 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Russell Industries, Inc. and its wholly-owned subsidiary, Algae Farm LLC, a Nevada Limited Liability Company, that was formed on March 17, 2009 and which to date has had no operations. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Repairs and maintenance costs that do not improve service potential or extend the economic life of an existing fixed asset are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Indefinite-Life Intangible Assets

Indefinite-life intangible assets consist of unpatented mining claims that do not have determinable useful life. Accordingly, indefinite-life intangible assets are not amortized. It is the Company's policy to assess periodically the carrying amount of its indefinite-life intangible assets to determine if there has been impairment to their carrying value. The Company has determined that there was no impairment at March 31, 2010.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments, including cash and cash equivalents, and convertible promissory notes payable approximated fair value because of the short maturity of these instruments.

Revenue Recognition

The Company will recognize revenue when persuasive evidence of an arrangement exists, delivery of products has occurred, and the sales price charged is fixed or determinable. As of the balance sheet date, the Company has not yet recognized revenue from the sales of any products or services.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Advertising Costs

The Company expenses the costs of advertising in the period in which the advertising takes place. For the three months ended March 31, 2010, the company has had no advertising costs.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents.

The Company periodically maintains cash balances at financial institutions which exceed the current Federal Deposit Insurance Corporation ("FDIC") limit of $250,000.

Fair Value Accounting

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 were adopted January 1, 2009. In February 2008, the FASB staff issued FSP No. 157-2 "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The provisions of FSP FAS 157-2 were adopted by the Company for the year ended December 31, 2009 and did not have a significant impact on the Company.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Accounting (Continued)

In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"), which clarifies the application of FAS 157 in an inactive market. The intent of this FSP is to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive. FSP FAS 157-3 states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and in some cases, observable inputs may require significant adjustment based on unobservable data. Regardless of the valuation technique used, an entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market. FSP FAS 157-3 was effective upon issuance. The Company has incorporated the principles of FSP FAS 157-3 in determining the fair value of financial assets when the market for those assets is not active.

FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair Value at March 31, 2010			
Assets:		Total	Level 1	Level 2	Level 3
Cash equivalents		$308,486	$308,486	$ -	$ -
		$308,486	$308,486	$ -	$ -
Liabilities:					
		$ -	$ -	$ -	$ -
		$ -	$ -	$ -	$ -

The Company's cash equivalent instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily checking accounts.

In April 2009, the FASB issued Staff Position No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4"), which provides additional guidance on determining fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate when a transaction is not orderly. In April 2009, the FASB issued Staff Position No. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP FAS 115-2 and FAS 124-2"), which: 1) clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired, 2) provides guidance on the amount of an other-than-temporary impairment recognized in earnings and other comprehensive income and 3) expands the disclosures required for other-than-temporary impairments for debt and equity securities. The Company adopted the provisions of FSP FAS 157-4, FSP FAS 115-2 and FAS 124-2, and FSP FAS 107-1 and APB 28-1 for the year ended December 31, 2009. The adoption of this standard did not have a material impact on the financial condition or the results of the Company's operations.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Accounting (Continued)

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2010-06, "Improving Disclosures about Fair Value Measurements," which amends existing disclosure requirements under ASC 820. ASU No. 2010-06 requires new disclosures for significant transfers between Levels 1 and 2 in the fair value hierarchy and separate disclosures for purchases, sales, issuances, and settlements in the reconciliation of activity for Level 3 fair value measurements. This ASU also clarifies the existing fair value disclosures regarding the level of disaggregation and the valuation techniques and inputs used to measure fair value. ASU No. 2010-06 will only impact disclosures and is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures on purchases, sales, issuances and settlements in the roll forward of activity for Level 3 fair value measurements. Those disclosures are effective for interim and annual periods beginning after December 15, 2010.

Fair Value Option

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of FAS 159 were adopted January 1, 2009. The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of FAS 159 had no impact on the Company's consolidated financial position, results of operations or cash flows.

Accounting for the Useful Life of Intangibles

In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3") which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141, "Business Combinations" ("FAS 141"). FSP 142-3 is effective for the Company's fiscal year beginning January 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date. The Company does not expect the adoption of FSP 142-3 to have a material impact on the Company's combined financial position, results of operations or cash flows. There were no intangible assets recorded during the year ended December 31, 2009 or for the three months ended March 31, 2010.

Business Combinations

In April 2009, the FASB issued FSP No. FAS 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" ("FSP FAS 141(R)-1"), which amends and clarifies FAS 141(R). The intent of FSP FAS 141(R)-1 is to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The Company will apply the provisions of FSP FAS 141(R)-1 to any future business combinations.

Equity Method Investment

In November 2008, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent of EITF 08-6 is to provide guidance on (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee's issuance of shares. EITF 08-6 was effective for the Company's fiscal year beginning January 1, 2009 and has been applied prospectively. The adoption of EITF 08-6 had no impact on the Company's consolidated financial position, results of operations or cash flows in 2009 or for the three month ended March 31, 2010..

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Subsequent Events

In May 2009, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 165 "Subsequent Events" ("FAS 165") which establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. The Company adopted the provisions of FAS 165 for the year ended December 31, 2009. The adoption of FAS 165 had no impact on the Company's consolidated financial position, results of operations or cash flows for the three months ended March 31, 2010.

Reclassifications

Certain reclassifications have been made to prior periods' financial statements to conform to the classifications used in the current period.

Net Loss Per Common Share

Basic and diluted net losses per share are computed using the weighted average number of shares of common stock outstanding during the period. Equivalent common shares are excluded from the calculation of diluted net loss per share for the year ended December 31, 2009 and the three months ended March 31, 2010 since its effect would be anti-dilutive.

Equity Based Compensation

In connection with employment of the Company's executive as well as in consideration for agreements with certain consultants, the Company may issue shares of its common stock. Employee and non-employee awards are made at the discretion of the Board of Directors.

The Company accounts for stock compensation under ASC guidance for compensation – stock compensation, which requires the Company to expense the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This expense must be recognized over the requisite service period following the date of grant.

The Company accounts for non-employee equity based awards in which goods or services are the consideration received for the equity instruments issued at their fair value.

The Accounting Standards Codification

In June 2009, the FASB issued FASB Statement No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162" ("FAS 168" or "the Codification"). FAS 168 will become the source of authoritative U.S. GAAP to be applied by nongovernmental entities. All other nongrandfathered accounting literature not included in the Codification will become nonauthoritative. FAS 168 is effective for the Company's year ended December 31, 2009. The Company does not expect the adoption of FAS 168 to have an impact on the Company's combined financial position, results of operations or cash flows.

NOTE 3 - Property and Equipment

Property and equipment consist of the following:

	Estimated Useful Lives		
Computer Equipment	3 Years	$	1,202
Laboratory Equipment	5 Years		5,700
Mining Equipment	Units of Production		62,300
			69,202
Less: Accumulated Depreciation			472
		$	68,730

Depreciation expense on property and equipment was $386 and $-0- for the three months ended March 31, 2010 and 2009, respectively.

NOTE 4 - Convertible Promissory Notes Payable

On October 27, 2008 the Company issued a 1 year, 15% Convertible Promissory Note ("the Note") to Maidenhead Investments, LLC ("Maidenhead", "the Investor") in the principal amount of $20,000 pursuant to a Wrap-Around Agreement whereby the proceeds were to be used to pay accrued compensation owed to Richard M. Berman, the President and CEO..

On October 27, 2008 the Company issued 5,000 common shares to Maidenhead upon conversion of the entire $20,000 of principal of the Note dated October 27, 2008.

On October 28, 2008 the Company issued a 1 year, 15% Convertible Promissory Note ("the Note") to K&L Enterprises, Inc. ("K&L", "the Investor") in the principal amount of $25,000 pursuant to a Wrap-Around Agreement whereby the proceeds were to be used to pay accrued compensation owed to Richard M. Berman, the President and CEO for the month of November 2006.

On October 30, 2008 the Company issued 5,500 common shares to K&L upon conversion of $11,000 of principal of the Note dated October 28, 2008.

On November 18, 2008 the Company issued 10,000 common shares to K&L upon conversion of $10,000 of principal of the Note dated October 28, 2008.

On November 24, 2008 the Company issued 4,000 common shares to K&L upon conversion of the remaining $4,000 of principal of the Note dated October 28, 2008.

On November 24, 2008 the Company issued a 1 year, 15% Convertible Promissory Note ('the Note") to Watson Investment Enterprises, Inc.("Watson") in the principal amount of $50,000 pursuant to a Wrap-Around Agreement whereby the proceeds were to be used to pay accrued compensation owed to Richard M. Berman, the President and CEO.

On November 24, 2008 the Company issued 6,000 common shares to Watson upon conversion of $5,000 of principal of the Note dated November 24, 2008.

On April 7, 2009 the Company issued 142,857 common shares to Watson upon conversion of $10,000 of principal of the Note dated November 24, 2008.

NOTE 4 - Convertible Promissory Notes Payable (Continued)

On April 15, 2009 the Company issued 2,000,000 common shares to Watson upon conversion of $10,000 of principal of the Note dated November 24, 2008.

On May 11, 2009 the Company issued 9,615,385 common shares to Watson upon conversion of the remaining $25,000 of principal on the Note dated November 24, 2008.

On February 5, 2009 the Company issued a 1 year, 15% Convertible Promissory Note ('the Note") to Fundtech Solutions, LLC ("Fundtech") in the principal amount of $50,000 pursuant to a Wrap-Around Agreement whereby the proceeds were to be used to pay accrued compensation owed to Richard M. Berman, the President and CEO.

On February 9, 2009 the Company issued 25,000,000 common shares to Fundtech upon conversion of the entire $50,000 principal balance of the Note dated February 5, 2009.

On July 9, 2009 the Company issued a 1 year, 15% Convertible Promissory Note ('the Note") to Watson Investment Enterprises, Inc.("Watson") in the principal amount of $50,000 pursuant to a Wrap-Around Agreement whereby the proceeds were to be used to pay accrued compensation owed to Richard M. Berman, the President and CEO.

On July 9, 2009 the Company issued 20,000,000 common shares to Watson upon conversion of $10,000 of principal of the Note dated July 9, 2009.

On July 10, 2009 the Company issued 14,666,667 common shares to Watson upon conversion of $10,000 of principal of the Note dated July 9, 2009.

On July 22, 2009 the Company issued 20,000,000 common shares to Watson upon conversion of $10,000 of principal of the Note dated July 9, 2009.

On August 10, 2009 the Company issued 33,333,333 common shares to Watson upon conversion of the remaining $20,000 of principal on the Note dated July 9, 2009.

On October 15, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC ("E-Lionheart") in the principal amount of $250,000. At any time on or prior to the Maturity Date, any amount of the unpaid Principal Amount (the "Conversion Amount") may be converted into *free-trading* and unrestricted shares of Common Stock of the Company equal to the result of (i) the Conversion Amount, divided by (ii) the Variable Conversion Price. The "Variable Conversion Price" shall mean the Applicable Percentage (as defined herein) multiplied by the Market Price (as defined herein). "Market Price" means the average of the lowest three (3) Trading Prices (as defined below) for the Common Stock during the twenty (20) Trading Day period ending one Trading Day prior to the date the Conversion Notice is sent by the Holder to the Borrower via facsimile (the "Conversion Date"). "Trading Price" means, for any security as of any date, the intraday trading price on the Pink Sheets (the "PINKSHEETS") as reported by a reliable reporting service mutually acceptable to and hereafter designated by Holders of a majority in interest of the Notes and the Borrower or, if the PINKSHEETS is not the principal trading market for such security, the intraday trading price of such security on the principal securities exchange or trading market where such security is listed or traded or, if no intraday trading price of such security is available in any of the foregoing manners, the average of the intraday trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc. "Applicable Percentage" shall mean 50.

On November 2, 2009 the Company issued 147,500,000 common shares to E-Lionheart upon conversion of $29,500 of principal on the Note dated October 15, 2009.

On November 24, 2009 the Company issued 107,142,858 common shares to E-Lionheart upon conversion of $12,500 of principal on the Note dated October 15, 2009.

On November 30, 2009 the Company issued 150,000,000 common shares to E-Lionheart upon conversion of $15,000 of principal on the Note dated October 15, 2009.

NOTE 4 - Convertible Promissory Notes Payable (Continued)

On November 20, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC ("E-Lionheart") in the principal amount of $250,000. At any time on or prior to the Maturity Date, any amount of the unpaid Principal Amount (the "Conversion Amount") may be converted into *free-trading* and unrestricted shares of Common Stock of the Company equal to the result of (i) the Conversion Amount, divided by (ii) the Variable Conversion Price. The "Variable Conversion Price" shall mean the Applicable Percentage (as defined herein) multiplied by the Market Price (as defined herein). "Market Price" means the average of the lowest three (3) Trading Prices (as defined below) for the Common Stock during the twenty (20) Trading Day period ending one Trading Day prior to the date the Conversion Notice is sent by the Holder to the Borrower via facsimile (the "Conversion Date"). "Trading Price" means, for any security as of any date, the intraday trading price on the Pink Sheets (the "PINKSHEETS") as reported by a reliable reporting service mutually acceptable to and hereafter designated by Holders of a majority in interest of the Notes and the Borrower or, if the PINKSHEETS is not the principal trading market for such security, the intraday trading price of such security on the principal securities exchange or trading market where such security is listed or traded or, if no intraday trading price of such security is available in any of the foregoing manners, the average of the intraday trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc. "Applicable Percentage" shall mean 50.

On December 9, 2009 the Company issued 190,000,000 common shares to E-Lionheart upon conversion of $19,000 of principal on the Note dated October 15, 2009.

On December 18, 2009 the Company issued 138,000,552 common shares to E-Lionheart upon conversion of $11,500 of principal on the Note dated October 15, 2009.

On January 4, 2010 the Company issued 220,000,000 common shares to E-Lionheart upon conversion of $11,000 of principal on the Note dated October 15, 2009.

On January 13, 2010 the Company issued 240,000,000 common shares to E-Lionheart upon conversion of $12,000 of principal on the Note dated October 15, 2009.

On January 22, 2010 the Company issued 200,000,000 common shares to E-Lionheart upon conversion of $10,000 of principal on the Note dated October 15, 2009.

On February 3, 2010 the Company issued 300,000,000 common shares to E-Lionheart upon conversion of $19,998 of principal on the Note dated October 15, 2009.

On February 23, 2010 the Company issued 150,000,000 common shares to E-Lionheart upon conversion of $12,500 of principal on the Note dated October 15, 2009.

On March 12, 2010 the Company issued 166,500,666 common shares to E-Lionheart upon conversion of $13,875 of principal on the Note dated October 15, 2009.

On March 26, 2010 the Company issued 175,000,000 common shares to E-Lionheart upon conversion of $8,750 of principal on the Note dated October 15, 2009.

NOTE 4 - Convertible Promissory Notes Payable (Continued)

On December 18, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC in the principal amount of $250,000. The terms of the Note allowed the Company to draw down funds at their request up to the full principal amount of the Note as needed as opposed to receiving the full value at the date of signing. As of March 31, 2010, the Company has drawn the entire $250,000 as follows:

December 23, 2009	$ 75,000
January 8, 2010	100,000
January 19, 2010	25,000
January 26, 2010	50,000
Total	$250,000

On January 31, 2010 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC in the principal amount of $250,000. The terms of the Note allowed the Company to draw down funds at their request up to the full principal amount of the Note as needed as opposed to receiving the full value at the date of signing. As of March 31, 2010, the Company had drawn down $150,000 as follows:

February 19, 2010	$ 25,000
February 22, 2010	25,000
March 16, 2010	50,000
March 24, 2010	50,000
Total	$150,000

NOTE 5 - Preferred Stock

Preferred Stock Designations

On October 29, 2007 the Company established a Series A Preferred Stock. The Series A Preferred Shares have a $.001 par value and 1,000,000 shares are authorized.

Each issued and outstanding Series A Preferred Share is entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by I.I0; divided by (ii) the total number of Series A Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Series A Preferred Shares may vote together with the holders of Common Shares as a single class. The Company may not amend, alter or repeal the Series A Preferred Shares, special rights or other powers of the Series A Preferred Shares so as to affect adversely the Series A Preferred Shares, without the written consent or affirmative vote of the holders of at least a majority of the then outstanding aggregate number of shares of such adversely affected Series A Preferred Shares, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

Determination of Fair Value

The fair value of the Company's preferred stock issuances are based upon the market price of the Company's common stock on the date of issuance multiplied by the number of voting common shares represented by the issuance on the date of issue.

Issuances

On November 5, 2007, the Company issued 100,000 shares of its $0.001 par value Series A Preferred stock, valued at $382,386 to Richard M. Berman for services rendered.

NOTE 6 - Stockholders' Deficit

Common Stock

At various stages in the Company's development, shares of the Company's common stock has been issued at fair market value in exchange for services or property received with a corresponding charge to operations, property and equipment, unpatented mining claims and additional paid-in capital depending on the nature of the services provided or property received.

On February 3, 2009, the Company affected a reverse split of all of the outstanding shares of its Common Stock at a ratio of one for ten thousand (1:10,000).

On February 5, 2009, the Company issued 101,000,000 shares of its common stock to American Uranium Management, LLC, a related party, for services rendered. These shares were valued at $1,010,000.

On February 6, 2009, the Company issued 25,000,000 shares of its common stock to Fundtech Ltd, as payment in full of a convertible promissory note payable in the principal amount of $50,000.

On March 17, 2009, the Company issued 12,582,088 shares of its common stock to the Law Firm of Klass, Helman and Ross, for services valued at $12,582.09.

On April 7, 2009, the Company issued 142,857 shares of its common stock to Watson Investment Enterprises, Inc., in consideration of a $10,000 reduction in principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $10,000.

On April 13, 2009, the Company issued 250,000 shares of its common stock to Mazuma Corp., for aggregate gross proceeds of $5,000.

On April 15, 2009, the Company issued 2,000,000 shares of its common stock to Watson Investment Enterprises, Inc., in consideration of a $10,000 in principal on a previously issued 15% Convertible Promissory Note.

On April 20, 2009, the Company issued 4,000,000 shares of its common stock to Mazuma Corp., for aggregate gross proceeds of $20,000.

On April 21, 2009, the Company issued 4,901,960 shares of its common stock to TJ Management Group, for gross proceeds of $50,000. The Company recognized net cash proceeds of $47,300 after costs.

On April 23, 2009, the Company issued 6,000,000 shares of its common stock to Mazuma Corp., for aggregate gross proceeds of $25,000.

On April 30, 2009, the Company issued 6,500,000 shares of its common stock to Mazuma Corp., for aggregate gross proceeds of $25,000.

On May 5, 2009, the Company issued 6,500,000 shares of its common stock to Mazuma Corp for aggregate gross proceed of $10,000.

On July 9, 2009, the Company issued 20,000,000 shares of its common stock to Watson Investment Enterprises, Inc. as payment of $10,000 in principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $10,000.

On July 10, 2009, the Company issued 14,666,667 shares of its common stock to Watson Investment Enterprises, Inc., as payment of $10,000 in principal on a previously issued 15% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance costs of $10,000.

On July 21, 2009, the Company issued 42,000,000 shares of its common stock to Mazuma Corp., for aggregate gross proceed of $25,000.

NOTE 6 - Stockholders' Deficit (Continued)

Common Stock (Continued)

On May 11, 2009, the Company issued 9,615,385 shares of its common stock to Watson Investment Enterprises, Inc., as payment of $25,000 principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $25,000

On May 28, 2009, the Company issued 30,000,000 shares of its common stock to Mazuma Corp., for aggregate gross proceed of $20,000.

On June 1, 2009, the Company issued 150,000,000 shares of its common stock to American Uranium Management, LLC, a related party, for services valued at $600,000.

On June 19, 2009, the Company issued 35,000,000 shares of its common stock to Mazuma Corp, for aggregate gross proceeds of $30,000.

On June 25, 2009, the Company issued 35,922,000 shares of its common stock to E-Lionheart Assoc. LLC, for services valued at $25,000.

On July 22, 2009, the Company issued 20,000,000 shares of its common stock to Watson Investment Enterprises, Inc., as payment of $10,000 in principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $10,000.

On August 7, 2009 the Company issued 12,500,000 shares of its common stock to Watson Investment Enterprises, Inc., for aggregate gross proceeds of $5,000.

On August 10, 2009, the Company issued 33,333,333 shares of its common stock to Watson Investment Enterprises, Inc., as payment of $20,000 in principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $20,000.

On September 16, 2009, the Company issued 100,000,000 shares of its common stock to E-Lionheart Assoc. LLC, for aggregate gross proceeds of $25,000. In connection with this issuance the Company recorded $3,000 in debt issuance costs. The Company recognized cash proceeds of $22,000 after costs.

On September 21, 2009, the Company issued 11,111,111 shares of its common stock to Fuselier & Assoc., for aggregate gross proceeds of $5,000.

On October 2, 2009, the Company filed an amendment to its Certificate of Incorporation decreasing the par value of its common shares from $.001 to $.000001 per common share.

On October 5, 2009, the Company issued 252,000,000 of its common stock to E-Lionheart Assoc. LLC, for gross p proceeds of $75,000. In connection with this issuance the company recorded $12,000 in debt issuance costs. The Company recognized cash proceeds of $63,000 after costs.

On October 30, 2009, the Company issued 10,000,000 of its common stock valued at $5,000 to William Wilder in accordance with a Consulting Agreement.

On October 30, 2009, the Company issued 10,000,000 of its common stock valued at $5,000 to Larry Peyton in accordance with a Consulting Agreement.

On November 2, 2009 the Company issued 147,500,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $29,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $29,500.

NOTE 6 - Stockholders' Deficit (Continued)

Common Stock (Continued)

On November 24, 2009 the Company issued 107,142,848 of its common stock to E-Lionheart Assoc. LLC, as payment of $12,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $12,500.

On November 30, 2009 the Company issued 150,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $15,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $15,000.

On December 7, 2009, the Company issued 400,000,000 of its common stock valued at $11,000 to Richard M. Berman, the Company's sole officer and director for $400 cash and $159,600 in services rendered on behalf of the Company.

On December 9, 2009 the Company issued 190,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $19,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $19,000.

On December 18, 2009 the Company issued 138,000,552 of its common stock to E-Lionheart Assoc. LLC, as payment of $11,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $11,500.

On January 4, 2010 the Company issued 220,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $11,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $11,000.

On January 13, 2010 the Company issued 240,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $12,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $12,000.

On January 22, 2010 the Company issued 200,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $10,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $10,000.

On February 3, 2010 the Company issued 300,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $19,998 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $19,998.

On February 23, 2010 the Company issued 150,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $12,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $12,500.

On March 12, 2010 the Company issued 166,500,666 of its common stock to E-Lionheart Assoc. LLC, as payment of $13,875 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $13,875.

On March 26, 2010 the Company issued 175,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $8,750 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $8,750.

NOTE 7 Related Party Transactions

Stock Based Compensation

On February 5, 2009, the Company issued 101,000,000 shares of its common stock to American Uranium Management, LLC, a related party, for services rendered. These shares were valued at $1,010,000.

On June 1, 2009, the Company issued 150,000,000 shares of its common stock to American Uranium Management, LLC, a related party, for services valued at $600,000.

On December 7, 2009, the Company issued 400,000,000 of its common stock valued at $11,000 to Richard M. Berman, the Company's sole officer and director for $400 cash and $159,600 in services rendered on behalf of the Company.

Loan Payable – Related Party

Loan payable to related party ("Loan") consists of cash advances to the Company, by Richard M. Berman, the Company's President and Chief Executive Officer, as well as for unreimbursed expenses paid on behalf of the Company directly to third-party vendors by Mr. Berman. As of March 31, 2010 and December 31, 2009, the balances on this Loan were $34,176 and $37,379, respectively. These loans are non-interest bearing and are payable upon demand.

Accrued Compensation - Officer

Included in Accrued Expenses as of March 31, 2010 and December 31, 2009, are $204,036 and $204,036, which represent accrued compensation owed to Mr. Berman, pursuant to his Employment Contract, respectively.

NOTE 8 - Commitments and Contingencies

Employment Contracts

The Company entered into an employment agreements, effective December 1, 2006, and continuing for a six (6) year period thereafter, with their President and Chief Executive Officers, Richard M. Berman. The contract is renewable for successive one (1) year terms after the expiration of the initial agreement, unless either party elects to terminate by giving notice to the other party at least three (3) months in advance to the expiration of the current agreement.

Pursuant to this agreement, Mr. Berman is entitled to a base annual salary of at least $350,000 in cash, In addition, Mr. Berman is entitled to health benefits, vacation pay, car allowances and reimbursement of any reasonable and ordinary business expenses incurred on behalf of the Company.

Lease Obligations

The Company operates its business in leased facilities. The Company currently leases approximately 675 square feet for its corporate office and research facilities located at 4800 Research Forest Drive, The Woodlands, TX for $2,405 per month. The current lease expires November 30, 2010.

Approximate future minimum commitments under these leases are as follows:

April 1, 2010 – November 30, 2010	$ 19,240

Rent expense under the office leases was approximately $12,300 and $ 4,200 for the year ended December 31, 2009 and the three months ended March 31, 2010, respectively.

NOTE 8 - Commitments and Contingencies (Continued)

Legal Proceedings

From time to time, the Company is named in legal actions which management considers to be incidental to the industry in which the Company operates. In the opinion of management, the outcome of these matters, if any, will not have a material impact on the financial condition of the Company.

NOTE 9 Subsequent Events

Convertible Promissory Notes Payable

On April 9, 2010 the Company issued 185,000,000 common shares to E-Lionheart upon conversion of $9,250 of principal on the Note dated October 15, 2009.

On April 22, 2010 the Company issued 195,000,000 common shares to E-Lionheart upon conversion of $9,750 of principal on the Note dated October 15, 2009.

On April 30, 2010 the Company issued 205,000,000 common shares to E-Lionheart upon conversion of $10,250 of principal on the Note dated October 15, 2009.

On May 7, 2010 the Company issued 215,000,000 common shares to E-Lionheart upon conversion of $10,750 of principal on the Note dated October 15, 2009.

On May 14, 2010 the Company issued 225,000,000 common shares to E-Lionheart upon conversion of $11,250 of principal on the Note dated October 15, 2009.

On May 28, 2010 the Company issued 235,000,000 common shares to E-Lionheart upon conversion of $11,750 of principal on the Note dated October 15, 2009.

RUSSELL INDUSTRIES, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
Consolidated Balance Sheets
(Unaudited)

	June 30, 2010	December 31, 2009
ASSETS		
Current Assets:		
Cash and cash equivalents	$ 226,060	$ 383,952
Total Current Assets	226,060	383,952
Property and equipment, net	68,345	67,802
Other Assets:		
Unpatented mining claims	324,807	324,807
Total Assets	$ 619,212	$ 776,561
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities:		
Accounts payable and accrued expenses	$ 239,677	$ 212,220
Convertible promissory notes, net of discounts of $449,962 and $430,788, respectively	377,003	56,712
Loans payable - related party	27,467	37,379
Total Current Liabilities	644,147	306,311
Total Liabilities	644,147	306,311
Commitments and Contingencies		
Stockholders' Equity:		
Preferred stock - series A, $.001 par value; 1,000,000 shares authorized; 100,000 and 100,000 issued and outstanding, respectively	100	100
Common stock, $000001 par value, 29,999,000,000 and 14,999,000,000 shares authorized 4,800,261,870 and 2,088,761,204 shares issued and outstanding, respectively	4,800	2,089
Additional paid-in capital	15,533,086	14,959,675
Deficit accumulated during development stage	(15,562,921)	(14,491,614)
Total Stockholders' Equity	(24,935)	470,250
Total Liabilities and Stockholders' Equity	$ 619,212	$ 776,561

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
Consolidated Statement of Operations
(Unaudited)

	For the Six Months Ended June 30, 2010	For the Six Months Ended June 30, 2009	For the Three Months Ended June 30, 2010	For the Three Months Ended June 30, 2009	For the Period February 20, 1997 (Inception) to June 30, 2010
Revenues	$ -	$ -	$ -	$ -	$ -
Costs and Expenses					
General and administrative	280,592	1,764,016	109,459	671,261	14,029,295
Legal and Professional Fees	57,060	4,138	23,158	3,920	221,546
Mining and Exploration	1,056	1,000	1,056	1,000	121,990
Research and Development	232,693	78,917	42,077	78,917	435,946
Total Costs and Expenses	571,401	1,848,071	175,750	755,098	14,808,777
Loss from Operations	(571,401)	(1,848,071)	(175,750)	(755,098)	(14,808,777)
Other (Income) Expenses					
Interest income	(192)	-	(96)	-	(2,519)
Amortization of Discounts on Debentures	471,413	45,000	256,724	45,000	710,626
Interest expense on Convertible Promissory Notes	28,685	2,878	15,738	805	46,037
Total Other (Income) Expenses	499,906	47,878	272,366	45,805	754,144
Net Loss	$ (1,071,307)	$ (1,895,949)	$ (448,116)	$ (800,903)	$ (15,562,921)
Net Loss per Common Share - Basic and Diluted	$ (0.00)	$ (0.01)	$ (0.00)	$ (0.00)	
Weighted Average Common Shares Outstanding	3,637,905,255	156,520,172	4,321,250,881	231,591,109	

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC. AND SUBSIDIARIES
(A Development Stage Enterprise)
Consolidated Statements of Cash Flows
(Unaudited)

	For the Six Months Ended June 30, 2010	For the Six Months Ended June 30, 2009	For the Period February 20, 1997 (Inception) to June 30, 2010
Cash Flows from Operating Activities:			
Net Loss	$ (1,071,307)	$ (1,895,949)	$ (15,562,921)
Adjustments to reconcile net loss to net cash used by operating activities:			
Amortization of discount on debentures	471,413	45,000	710,626
Depreciation expense	772	-	857
Issuance of common stock for services	-	1,647,582	12,332,106
Changes in assets and liabilities:			
Increase (Decrease) in accrued expenses	27,455	2,176	239,677
Net Cash (Used) in Operating Activities	(571,666)	(201,191)	(2,279,655)
Cash Flows from Investing Activities:			
Capital expenditures	(1,313)	-	(69,202)
Purchase of Unpatented Mining Claims	-	-	(324,807)
Net Cash (Used) by Investing Activities	(1,313)	-	(394,009)
Cash Flow from Financing Activities:			
Proceeds from sale of common stock	-	185,000	1,712,439
Commissions and Finder's Fees paid on sale of common stock	-	-	(35,182)
Proceeds from (Repayment of) Loans payable - Related party	-	9,385	92,613
Repayment of Loans payable - related party	(9,912)	-	(65,146)
Proceeds from Issuance of convertible debentures - related parties	-	-	100,000
Proceeds from Issuance of convertible debentures	425,000	50,000	1,095,000
Net Cash Provided by Financing Activities	415,088	244,385	2,899,724
Increase (Decrease) in Cash	(157,892)	43,194	226,060
Cash at Beginning of Period	383,952	7,848	-
Cash at End of Period	$ 226,060	$ 51,042	$ 226,060
Supplemental Cash Flow Information:			
Cash Paid For Interest	$ 1,228	$ 703	$ 9,396
Cash Paid For Income Taxes	$ -	$ -	$ -
Supplemental Non-Cash Investing and Financing Activities:			
Common Stock Issued upon Conversion of Convertible Debentures	$ 239,246	$ 95,000	$ 704,246
Unamortized Discount on Promissory Notes Payable	$ 425,000	$ 442,500	$ 1,195,000

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Period February 20, 1997 (Inception) to June 30, 2010
(continued)

	Preferred Stock		Common Stock				
	Shares	Amount	Shares	Amount	Additional Paid In Capital	Deficit Accumulated During Development Stage	Total
Balances, February 17, 1997 (inception)	-	$ -	-	$ -	$ -	$ -	$ -
Balances, December 31, 1997	-	-	-	-	-	-	-
Issuance of shares pursuant to a Private Placement	-	-	-	-	30,000		30,000
Balances, December 31, 1998	-	-	-	-	30,000	-	30,000
Balances, December 31, 1999	-	-	-	-	30,000	-	30,000
Balances, December 31, 2000	-	-	-	-	30,000	-	30,000
Net loss for the year ended December 31, 2001						(8,761)	(8,761)
Balances, December 31, 2001	-	-	-	-	30,000	(8,761)	21,239
Net loss for the year ended December 31, 2002						(8,382)	(8,382)
Balances, December 31, 2002	-	-	-	-	30,000	(17,143)	12,857
Net loss for the year ended December 31, 2003						(18,289)	(18,289)
Balances, December 31, 2003	-	-	-	-	30,000	(35,432)	(5,432)
Net loss for the year ended December 31, 2004						(9,570)	(9,570)
Balances, December 31, 2004	-	-	-	-	30,000	(45,002)	(15,002)
Net loss for the year ended December 31, 2005						(13,465)	(13,465)
Balances, December 31, 2005	-	-	-	-	30,000	(58,467)	(28,467)
Issuance of common stock valued at $5,000,000 per share	-	-	-	-	100,000	-	100,000
Issuance of common stock valued at $1,666,889 per share	-	-	-	-	50,000	-	50,000
Common Stock issued for Services valued at $700,000 per share - Related Party	-	-	-	-	2,071,807	-	2,071,807
Net loss for the year ended December 31, 2006	-	-	-	-	-	(2,170,181)	(2,170,181)
Balances, December 31, 2006	-	-	-	-	2,251,807	(2,228,648)	23,159
							-
Issuance of common stock valued at $225,000 per share	-	-	-	-	61,759	-	61,759
Issuance of common stock valued at $95,000 per share	-	-	-	-	38,000	-	38,000
Issuance of common stock valued at $57,500 per share	-	-	-	-	7,000	-	7,000
Issuance of common stock valued at $53,571 per share	-	-	-	-	15,000	-	15,000

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Period February 20, 1997 (Inception) to June 30, 2010
(continued)

	Preferred Stock		Common Stock			Deficit Accumulated During Development Stage	
	Shares	Amount	Shares	Amount	Additional Paid In Capital		Total
Issuance of common stock valued at $50,000 per share	-	-	-	-	2,500	-	2,500
Issuance of common stock valued at $40,323 per share	-	-	1	-	25,000	-	25,000
Issuance of common stock valued at $35,000 per share	-	-	2	-	85,000	-	85,000
Issuance of common stock valued at $33,000 per share	-	-	1	-	20,000	-	20,000
Issuance of common stock valued at $30,000 per share	-	-	2	-	45,000	-	45,000
Issuance of common stock valued at $27,500 per share	-	-	3	-	91,667	-	91,667
Issuance of common stock valued at $25,000 per share	-	-	14	-	337,500	-	337,500
Issuance of common stock valued at $24,750 per share	-	-	1	-	25,000	-	25,000
Issuance of common stock valued at $20,000 per share	-	-	7	-	149,000	-	149,000
Issuance of common stock valued at $16,667 per share	-	-	3	-	50,000	-	50,000
Issuance of common stock valued at $8,250 per share	-	-	3	-	25,000	-	25,000
Issuance of common stock valued at $5,500 per share	-	-	2	-	10,000	-	10,000
Issuance of common stock valued at $2,500 per share	-	-	30	-	75,000	-	75,000
Common Stock issued for Services valued at $55,000 per share	-	-	1	-	69,667	-	69,667
Issuance of Preferred Stock for Services valued at $3.82 per share - Related Party	100,000	100	-	-	382,286	-	382,386
Fees paid on issuances of common stock	-	-	-	-	(35,182)	-	(35,182)
Net loss for the year ended December 31, 2007	-	-	-	-	-	(1,048,440)	(1,048,440)
Balances, December 31, 2007	100,000	100	70	-	3,731,004	(3,277,088)	454,016
Issuance of common stock valued at $100 per share	-	-	250	-	25,000	-	25,000
Issuance of common stock valued at $66.67 per share	-	-	75	-	5,000	-	5,000
Issuance of common stock valued at $49.00 per share	-	-	433	-	21,220	-	21,220
Issuance of common stock valued at $40.00 per share	-	-	250	-	10,000	-	10,000
Issuance of common stock valued at $37.50 per share	-	-	667	1	24,999	-	25,000
Issuance of common stock valued at $3.00 per share	-	-	1,100	1	3,299	-	3,300
Issuance of common stock valued at $2.00 per share			5,500	6	10,994		11,000
Issuance of common stock valued at $1.00 per share			14,000	14	13,986		14,000
Issuance of common stock valued at $0.83 per share			6,000	6	4,994		5,000
Issuance of common stock valued at $0.60 per share			20,000	20	11,980		12,000
Issuance of common stock valued at $0.40 per share			25,000	25	9,975		10,000
Issuance of common stock valued at $0.29 per share			101,936	102	28,992		29,094
Common Stock issued for Services valued at $1,000 per share - Related Party	-	-	1	-	1,000	-	1,000
Common Stock issued for Services valued at $9.00 per share - Related Party	-	-	885,451	886	7,968,177	-	7,969,063
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $4.00 per share	-	-	5,000	5	19,995	-	20,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $2.00 per share	-	-	5,500	5	10,995	-	11,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $1.00 per share	-	-	14,000	14	13,986	-	14,000

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Period February 20, 1997 (Inception) to June 30, 2010
(continued)

	Preferred Stock		Common Stock			Deficit Accumulated During Development Stage	
	Shares	Amount	Shares	Amount	Additional Paid In Capital		Total
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.83 per share	-	-	6,000	6	4,994		5,000
Discounts on Issuance of Convertible Promissory Notes					45,000		45,000
Net loss for the year ended December 31, 2008	-	-	-	-	-	(8,640,457)	(8,640,457)
Balances, December 31, 2008	100,000	100	1,091,233	1,091	11,965,590	(11,917,545)	49,236
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.14 per share	-	-	142,857	143	19,857	-	20,000
Issuance of common stock valued at $0.02 per share	-	-	250,000	250	4,750	-	5,000
Issuance of common stock valued at $0.0102 per share	-	-	4,901,960	4,902	45,098	-	50,000
Issuance of common stock valued at $0.005 per share	-	-	4,000,000	4,000	16,000	-	20,000
Issuance of common stock valued at $0.004167 per share	-	-	6,000,000	6,000	19,000	-	25,000
Issuance of common stock valued at $0.003846 per share	-	-	6,500,000	6,500	18,500	-	25,000
Issuance of common stock valued at $0.001538 per share	-	-	6,500,000	6,500	3,500	-	10,000
Issuance of common stock valued at $0.000857 per share	-	-	35,000,000	35,000	(5,000)	-	30,000
Issuance of common stock valued at $0.000667 per share	-	-	30,000,000	30,000	(10,000)	-	20,000
Issuance of common stock valued at $0.000595 per share	-	-	42,000,000	42,000	(17,000)	-	25,000
Issuance of common stock valued at $0.00045 per share	-	-	11,111,111	11,111	(6,111)	-	5,000
Issuance of common stock valued at $0.0004 per share	-	-	12,500,000	12,500	(7,500)	-	5,000
Issuance of common stock valued at $0.000298 per share	-	-	252,000,000	252	74,748	-	75,000
Issuance of common stock valued at $0.00025 per share	-	-	100,000,000	100,000	(75,000)	-	25,000
Issuance of common stock valued at $0.0004 per share - Related Party			1,000,000	-	400	-	400
Common Stock issued for Services valued at $0.001 per share	-	-	12,582,088	12,582	-	-	12,582
Common Stock issued for Services valued at $0.01 per share - Related Party	-	-	101,000,000	101,000	909,000	-	1,010,000
Common Stock issued for services valued at $0.000696 per share	-	-	35,922,464	35,922	(10,922)	-	25,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.01 per share.	-	-	2,000,000	2,000	18,000	-	20,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.0052 per share.	-	-	9,615,385	9,615	40,385	-	50,000
Common Stock issued for Services valued at $0.004 per share - Related Party	-	-	150,000,000	150,000	450,000	-	600,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.002 per share	-	-	25,000,000	25,000	25,000	-	50,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.001364 per share.	-	-	14,666,667	14,667	5,333	-	20,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.0012 per share.	-	-	33,333,333	33,333	6,667	-	40,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.001 per share.	-	-	40,000,000	40,000	-	-	40,000
Common Stock issued for Services valued at $0.0005 per share	-	-	20,000,000	20	9,980	-	10,000

The accompanying notes are an integral part of these financial statements

RUSSELL INDUSTRIES, INC
(A Development Stage Enterprise)
CONSOLIDATED STATEMENT OF STOCKHOLDERS' EQUITY
For the Period February 20, 1997 (Inception) to June 30, 2010
(continued)

	Preferred Stock		Common Stock			Deficit Accumulated During Development Stage	
	Shares	Amount	Shares	Amount	Additional Paid In Capital		Total
Common Stock issued for Services valued at $0.0004 per share - Related Party	-	-	399,000,000	399	159,201	-	159,600
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.0004 per share	-	-	147,500,000	148	58,852	-	59,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.000233 per share	-	-	107,143,554	107	24,893	-	25,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.0002 per share	-	-	340,000,000	340	67,660	-	68,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.000167 per share	-	-	138,000,552	138	22,862	-	23,000
Effect of Change in Par Value of Common Shares from $.001 per share, to $.000001 per share effective October 2, 2009				(683,431)	683,431		-
Discounts on Issuance of Convertible Promissory Notes	-	-	-	-	675,000	-	675,000
Amortization of Discount on Issuance of Convertible Promissory Notes	-	-	-	-	(232,500)	-	(232,500)
Net loss for the year ended December 31, 2009	-	-	-	-	-	(2,574,068)	(2,574,068)
Balances, December 31, 2009	100,000	100	2,088,761,204	2,089	14,959,674	(14,491,613)	470,250
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.0001 per share	-	-	2,095,000,000	2,095	207,405	-	209,500
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.000133 per share	-	-	300,000,000	300	39,700	-	40,000
Common Stock issued in connection with the conversion of Convertible Promissory Notes Payable at $0.000167 per share	-	-	316,500,666	316	52,430	-	52,746
Discounts on Issuance of Convertible Promissory Notes					(151,123)		(151,123)
Amortization of Discount on Issuance of Convertible Promissory Notes					425,000		425,000
Net loss for the six months ended June 30, 2010	-	-	-	-	-	(1,071,307)	(1,071,307)
Balances, June 30, 2010	100,000	$ 100	4,800,261,870	$ 4,800	$ 15,533,086	$ (15,562,920)	$ (24,935)

The accompanying notes are an integral part of these financial statements

NOTE 1 - Basis of Presentation

Description of Business

Russell Industries, Inc. (hereinafter referred to as "the Company", "the Issuer", "Russell", "we", or "us"), was incorporated in February 1997 in the State of Nevada.

From November 2006 through July 2007, the Company acquired 255 unpatented mining claims an alternative and renewable energy company focusing in the area of algae oil production

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. During the six months ended June 30, 2010 the Company remained in the development stage, had no revenue producing operations, and as of June 30, 2010 had a working capital deficit of $418,087. In addition, during the six months ended June 30, 2010 the Company incurred a net loss of $1,071,307 and since inception has incurred losses aggregating $15,562,921. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the classification of liabilities that may result from the outcome of this uncertainty.

Management's plans with respect to the current situation consist of seeking additional financial resources from its existing investors, note holders, and it's Chief Executive Officer Richard M. Berman. The Company is planning to begin operations in the latter part of 2010, or the early part of 2011, at which point Management believes they will be able to generate positive cash flows

There can be no assurance that sufficient funds will be generated during the next year or thereafter from operations, or that funds will be available from external sources such as debt or equity financings or other potential sources. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on the Company's existing stockholders.

The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

NOTE 2 - Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Russell Industries, Inc. and its wholly-owned subsidiary, Algae Farm LLC, a Nevada Limited Liability Company, that was formed on March 17, 2009 and which to date, has had no operations. All significant inter-company accounts and transactions have been eliminated in consolidation.

Cash and Cash Equivalents

The Company considers highly liquid investments with original maturities of three months or less from the date of purchase to be cash equivalents.

Property and Equipment

Property and equipment are stated at cost. Repairs and maintenance costs that do not improve service potential or extend the economic life of an existing fixed asset are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Indefinite-Life Intangible Assets

Indefinite-life intangible assets consist of unpatented mining claims that do not have determinable useful life. Accordingly, indefinite-life intangible assets are not amortized. It is the Company's policy to assess periodically the carrying amount of its indefinite-life intangible assets to determine if there has been impairment to their carrying value. The Company has determined that there was no impairment at June 30, 2010.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments, including cash and cash equivalents, and convertible promissory notes payable approximated fair value because of the short maturity of these instruments.

Revenue Recognition

The Company will recognize revenue when persuasive evidence of an arrangement exists, delivery of products has occurred, and the sales price charged is fixed or determinable. As of June 30, 2010 the Company has not yet recognized revenue from the sales of any products or services.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Advertising Costs

The Company expenses the costs of advertising in the period in which the advertising takes place. For the six months ended June 30, 2010, the company has had no advertising costs.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and cash equivalents.

The Company periodically maintains cash balances at financial institutions which exceed the current Federal Deposit Insurance Corporation ("FDIC") limit of $250,000.

Fair Value Accounting

In September 2006, the FASB issued FASB Statement No. 157, "Fair Value Measurements" ("FAS 157"). FAS 157 defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles, and expands disclosures about fair value measurements. The provisions of FAS 157 were adopted January 1, 2009. In February 2008, the FASB staff issued FSP No. 157-2 "Effective Date of FASB Statement No. 157" ("FSP FAS 157-2"). FSP FAS 157-2 delayed the effective date of FAS 157 for nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually). The provisions of FSP FAS 157-2 were adopted by the Company for the year ended December 31, 2009 and did not have a significant impact on the Company.

RUSSELL INDUSTRIES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Accounting (Continued)

In October 2008, the FASB issued FSP No. FAS 157-3, "Determining the Fair Value of a Financial Asset When the Market for That Asset Is Not Active" ("FSP FAS 157-3"), which clarifies the application of FAS 157 in an inactive market. The intent of this FSP is to provide guidance on how the fair value of a financial asset is to be determined when the market for that financial asset is inactive. FSP FAS 157-3 states that determining fair value in an inactive market depends on the facts and circumstances, requires the use of significant judgment and in some cases, observable inputs may require significant adjustment based on unobservable data. Regardless of the valuation technique used, an entity must include appropriate risk adjustments that market participants would make for nonperformance and liquidity risks when determining fair value of an asset in an inactive market. FSP FAS 157-3 was effective upon issuance. The Company has incorporated the principles of FSP FAS 157-3 in determining the fair value of financial assets when the market for those assets is not active.

FAS 157 establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FAS 157 are described below:

Level 1 Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities;

Level 2 Quoted prices in markets that are not active, or inputs that are observable, either directly or indirectly, for substantially the full term of the asset or liability;

Level 3 Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (supported by little or no market activity).

The following table sets forth the Company's financial assets and liabilities measured at fair value by level within the fair value hierarchy. As required by FAS 157, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement.

		Fair Value at June 30, 2010			
Assets:		Total	Level 1	Level 2	Level 3
Cash equivalents		$308,486	$308,486	$ -	$ -
		$308,486	$308,486	$ -	$ -
Liabilities:					
		$ -	$ -	$ -	$ -
		$ -	$ -	$ -	$ -

The Company's cash equivalent instruments are classified within Level 1 of the fair value hierarchy because they are valued using quoted market prices. The cash instruments that are valued based on quoted market prices in active markets are primarily checking accounts.

In April 2009, the FASB issued Staff Position No. FAS 157-4, "Determining Fair Value When the Volume and Level of Activity for the Asset or Liability Have Significantly Decreased and Identifying Transactions That Are Not Orderly" ("FSP FAS 157-4"), which provides additional guidance on determining fair value when the volume and level of activity for an asset or liability have significantly decreased and includes guidance on identifying circumstances that indicate when a transaction is not orderly. In April 2009, the FASB issued Staff Position No. FAS 115-2 and FAS 124-2, "Recognition and Presentation of Other-Than-Temporary Impairments" ("FSP FAS 115-2 and FAS 124-2"), which: 1) clarifies the interaction of the factors that should be considered when determining whether a debt security is other than temporarily impaired, 2) provides guidance on the amount of an other-than-temporary impairment recognized in earnings and other comprehensive income and 3) expands the disclosures required for other-than-temporary impairments for debt and equity securities. The Company adopted the provisions of FSP FAS 157-4, FSP FAS 115-2 and FAS 124-2, and FSP FAS 107-1 and APB 28-1 for the year ended December 31, 2009. The adoption of this standard did not have a material impact on the financial condition or the results of the Company's operations.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Fair Value Accounting (Continued)

In January 2010, the Financial Accounting Standards Board issued Accounting Standards Update (ASU) No. 2010-06, "Improving Disclosures about Fair Value Measurements," which amends existing disclosure requirements under ASC 820. ASU No. 2010-06 requires new disclosures for significant transfers between Levels 1 and 2 in the fair value hierarchy and separate disclosures for purchases, sales, issuances, and settlements in the reconciliation of activity for Level 3 fair value measurements. This ASU also clarifies the existing fair value disclosures regarding the level of disaggregation and the valuation techniques and inputs used to measure fair value. ASU No. 2010-06 will only impact disclosures and is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures on purchases, sales, issuances and settlements in the roll forward of activity for Level 3 fair value measurements. Those disclosures are effective for interim and annual periods beginning after December 15, 2010.

Fair Value Option

In February 2007, the FASB issued FASB Statement No. 159, "The Fair Value Option for Financial Assets and Financial Liabilities" ("FAS 159"). FAS 159 permits entities to choose to measure many financial instruments and certain other items at fair value, with the objective of improving financial reporting by mitigating volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The provisions of FAS 159 were adopted January 1, 2009. The Company did not elect the Fair Value Option for any of its financial assets or liabilities, and therefore, the adoption of FAS 159 had no impact on the Company's consolidated financial position, results of operations or cash flows.

Accounting for the Useful Life of Intangibles

In April 2008, the FASB issued FSP No. FAS 142-3, "Determination of the Useful Life of Intangible Assets" ("FSP 142-3") which amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset under FASB Statement No. 142, "Goodwill and Other Intangible Assets" ("FAS 142"). The intent of this FSP is to improve the consistency between the useful life of a recognized intangible asset under FAS 142 and the period of expected cash flows used to measure the fair value of the asset under FASB Statement No. 141, "Business Combinations" ("FAS 141"). FSP 142-3 is effective for the Company's fiscal year beginning January 1, 2009 and will be applied prospectively to intangible assets acquired after the effective date. The Company does not expect the adoption of FSP 142-3 to have a material impact on the Company's combined financial position, results of operations or cash flows. There were no intangible assets recorded during the year ended December 31, 2009 or for the six months ended June 30, 2010.

Business Combinations

In April 2009, the FASB issued FSP No. FAS 141(R)-1, "Accounting for Assets Acquired and Liabilities Assumed in a Business Combination That Arise from Contingencies" ("FSP FAS 141(R)-1"), which amends and clarifies FAS 141(R). The intent of FSP FAS 141(R)-1 is to address application issues on initial recognition and measurement, subsequent measurement and accounting, and disclosure of assets and liabilities arising from contingencies in a business combination. This FSP is effective for assets or liabilities arising from contingencies in business combinations for which the acquisition date is on or after January 1, 2009. The Company will apply the provisions of FSP FAS 141(R)-1 to any future business combinations.

Equity Method Investment

In November 2008, the Emerging Issues Task Force ("EITF") reached consensus on Issue No. 08-6, "Equity Method Investment Accounting Considerations" ("EITF 08-6"), which clarifies the accounting for certain transactions and impairment considerations involving equity method investments. The intent of EITF 08-6 is to provide guidance on (i) determining the initial measurement of an equity method investment, (ii) recognizing other-than-temporary impairments of an equity method investment and (iii) accounting for an equity method investee's issuance of shares. EITF 08-6 was effective for the Company's fiscal year beginning January 1, 2009 and has been applied prospectively. The adoption of EITF 08-6 had no impact on the Company's consolidated financial position, results of operations or cash flows in 2009 or for the six months ended June 30, 2010.

NOTE 2 - Summary of Significant Accounting Policies (Continued)

Subsequent Events

In May 2009, the Financial Accounting Standards Board ("FASB") issued FASB Statement No. 165 "Subsequent Events" ("FAS 165") which establishes accounting and reporting standards for events that occur after the balance sheet date but before financial statements are issued or are available to be issued. The statement sets forth (i) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements, (ii) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet in its financial statements, and (iii) the disclosures that an entity should make about events or transactions occurring after the balance sheet date in its financial statements. The Company adopted the provisions of FAS 165 for the year ended December 31, 2009. The adoption of FAS 165 had no impact on the Company's consolidated financial position, results of operations or cash flows for the six months ended June 30, 2010.

Reclassifications

Certain reclassifications have been made to prior periods' financial statements to conform to the classifications used in the current period.

Net Loss Per Common Share

Basic and diluted net losses per share are computed using the weighted average number of shares of common stock outstanding during the period. Equivalent common shares are excluded from the calculation of diluted net loss per share for the year ended December 31, 2009 and the six months ended June 30, 2010 since its effect would be anti-dilutive.

Equity Based Compensation

In connection with employment of the Company's executive as well as in consideration for agreements with certain consultants, the Company may issue shares of its common stock. Employee and non-employee awards are made at the discretion of the Board of Directors.

The Company accounts for stock compensation under ASC guidance for compensation – stock compensation, which requires the Company to expense the cost of employee services received in exchange for an award of equity instruments based on the grant-date fair value of the award. This expense must be recognized over the requisite service period following the date of grant.

The Company accounts for non-employee equity based awards in which goods or services are the consideration received for the equity instruments issued at their fair value.

The Accounting Standards Codification

In June 2009, the FASB issued FASB Statement No. 168, "The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting Principles—a replacement of FASB Statement No. 162" ("FAS 168" or "the Codification"). FAS 168 will become the source of authoritative U.S. GAAP to be applied by nongovernmental entities. All other nongrandfathered accounting literature not included in the Codification will become nonauthoritative. FAS 168 is effective for the Company's year ended December 31, 2009. The Company does not expect the adoption of FAS 168 to have an impact on the Company's combined financial position, results of operations or cash flows.

NOTE 3 - Property and Equipment

Property and equipment consist of the following:

	Estimated Useful Lives		
Computer Equipment	3 Years	$	1,202
Laboratory Equipment	5 Years		5,700
Mining Equipment	Units of Production		62,300
			69,202
Less: Accumulated Depreciation			857
		$	68,345

Depreciation expense on property and equipment was $770 and $-0- for the six months ended June 30, 2010 and 2009, respectively.

NOTE 4 - Convertible Promissory Notes Payable

On October 27, 2008 the Company issued a 1 year, 15% Convertible Promissory Note ("the Note") to Maidenhead Investments, LLC ("Maidenhead", "the Investor") in the principal amount of $20,000 pursuant to a Wrap-Around Agreement whereby the proceeds were to be used to pay accrued compensation owed to Richard M. Berman, the President and CEO..

On October 27, 2008 the Company issued 5,000 common shares to Maidenhead upon conversion of the entire $20,000 of principal of the Note dated October 27, 2008.

On October 28, 2008 the Company issued a 1 year, 15% Convertible Promissory Note ("the Note") to K&L Enterprises, Inc. ("K&L", "the Investor") in the principal amount of $25,000 pursuant to a Wrap-Around Agreement whereby the proceeds were to be used to pay accrued compensation owed to Richard M. Berman, the President and CEO for the month of November 2006.

On October 30, 2008 the Company issued 5,500 common shares to K&L upon conversion of $11,000 of principal of the Note dated October 28, 2008.

On November 18, 2008 the Company issued 10,000 common shares to K&L upon conversion of $10,000 of principal of the Note dated October 28, 2008.

On November 24, 2008 the Company issued 4,000 common shares to K&L upon conversion of the remaining $4,000 of principal of the Note dated October 28, 2008.

On November 24, 2008 the Company issued a 1 year, 15% Convertible Promissory Note ('the Note") to Watson Investment Enterprises, Inc.("Watson") in the principal amount of $50,000 pursuant to a Wrap-Around Agreement whereby the proceeds were to be used to pay accrued compensation owed to Richard M. Berman, the President and CEO.

On November 24, 2008 the Company issued 6,000 common shares to Watson upon conversion of $5,000 of principal of the Note dated November 24, 2008.

On April 7, 2009 the Company issued 142,857 common shares to Watson upon conversion of $10,000 of principal of the Note dated November 24, 2008.

NOTE 4 - Convertible Promissory Notes Payable (Continued)

On April 15, 2009 the Company issued 2,000,000 common shares to Watson upon conversion of $10,000 of principal of the Note dated November 24, 2008.

On May 11, 2009 the Company issued 9,615,385 common shares to Watson upon conversion of the remaining $25,000 of principal on the Note dated November 24, 2008.

On February 5, 2009 the Company issued a 1 year, 15% Convertible Promissory Note ('the Note") to Fundtech Solutions, LLC ("Fundtech") in the principal amount of $50,000 pursuant to a Wrap-Around Agreement whereby the proceeds were to be used to pay accrued compensation owed to Richard M. Berman, the President and CEO.

On February 9, 2009 the Company issued 25,000,000 common shares to Fundtech upon conversion of the entire $50,000 principal balance of the Note dated February 5, 2009.

On July 9, 2009 the Company issued a 1 year, 15% Convertible Promissory Note ('the Note") to Watson Investment Enterprises, Inc.("Watson") in the principal amount of $50,000 pursuant to a Wrap-Around Agreement whereby the proceeds were to be used to pay accrued compensation owed to Richard M. Berman, the President and CEO.

On July 9, 2009 the Company issued 20,000,000 common shares to Watson upon conversion of $10,000 of principal of the Note dated July 9, 2009.

On July 10, 2009 the Company issued 14,666,667 common shares to Watson upon conversion of $10,000 of principal of the Note dated July 9, 2009.

On July 22, 2009 the Company issued 20,000,000 common shares to Watson upon conversion of $10,000 of principal of the Note dated July 9, 2009.

On August 10, 2009 the Company issued 33,333,333 common shares to Watson upon conversion of the remaining $20,000 of principal on the Note dated July 9, 2009.

On October 15, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC ("E-Lionheart") in the principal amount of $250,000. At any time on or prior to the Maturity Date, any amount of the unpaid Principal Amount (the "Conversion Amount") may be converted into *free-trading* and unrestricted shares of Common Stock of the Company equal to the result of (i) the Conversion Amount, divided by (ii) the Variable Conversion Price. The "Variable Conversion Price" shall mean the Applicable Percentage (as defined herein) multiplied by the Market Price (as defined herein). "Market Price" means the average of the lowest three (3) Trading Prices (as defined below) for the Common Stock during the twenty (20) Trading Day period ending one Trading Day prior to the date the Conversion Notice is sent by the Holder to the Borrower via facsimile (the "Conversion Date"). "Trading Price" means, for any security as of any date, the intraday trading price on the Pink Sheets (the "PINKSHEETS") as reported by a reliable reporting service mutually acceptable to and hereafter designated by Holders of a majority in interest of the Notes and the Borrower or, if the PINKSHEETS is not the principal trading market for such security, the intraday trading price of such security on the principal securities exchange or trading market where such security is listed or traded or, if no intraday trading price of such security is available in any of the foregoing manners, the average of the intraday trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc. "Applicable Percentage" shall mean 50.

On November 2, 2009 the Company issued 147,500,000 common shares to E-Lionheart upon conversion of $29,500 of principal on the Note dated October 15, 2009.

On November 24, 2009 the Company issued 107,142,858 common shares to E-Lionheart upon conversion of $12,500 of principal on the Note dated October 15, 2009.

On November 30, 2009 the Company issued 150,000,000 common shares to E-Lionheart upon conversion of $15,000 of principal on the Note dated October 15, 2009.

NOTE 4 - Convertible Promissory Notes Payable (Continued)

On November 20, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC ("E-Lionheart") in the principal amount of $250,000. At any time on or prior to the Maturity Date, any amount of the unpaid Principal Amount (the "Conversion Amount") may be converted into *free-trading* and unrestricted shares of Common Stock of the Company equal to the result of (i) the Conversion Amount, divided by (ii) the Variable Conversion Price. The "Variable Conversion Price" shall mean the Applicable Percentage (as defined herein) multiplied by the Market Price (as defined herein). "Market Price" means the average of the lowest three (3) Trading Prices (as defined below) for the Common Stock during the twenty (20) Trading Day period ending one Trading Day prior to the date the Conversion Notice is sent by the Holder to the Borrower via facsimile (the "Conversion Date"). "Trading Price" means, for any security as of any date, the intraday trading price on the Pink Sheets (the "PINKSHEETS") as reported by a reliable reporting service mutually acceptable to and hereafter designated by Holders of a majority in interest of the Notes and the Borrower or, if the PINKSHEETS is not the principal trading market for such security, the intraday trading price of such security on the principal securities exchange or trading market where such security is listed or traded or, if no intraday trading price of such security is available in any of the foregoing manners, the average of the intraday trading prices of any market makers for such security that are listed in the "pink sheets" by the National Quotation Bureau, Inc. "Applicable Percentage" shall mean 50.

On December 9, 2009 the Company issued 190,000,000 common shares to E-Lionheart upon conversion of $19,000 of principal on the Note dated October 15, 2009.

On December 18, 2009 the Company issued 138,000,552 common shares to E-Lionheart upon conversion of $11,500 of principal on the Note dated October 15, 2009.

On January 4, 2010 the Company issued 220,000,000 common shares to E-Lionheart upon conversion of $11,000 of principal on the Note dated October 15, 2009.

On January 13, 2010 the Company issued 240,000,000 common shares to E-Lionheart upon conversion of $12,000 of principal on the Note dated October 15, 2009.

On January 22, 2010 the Company issued 200,000,000 common shares to E-Lionheart upon conversion of $10,000 of principal on the Note dated October 15, 2009.

On February 3, 2010 the Company issued 300,000,000 common shares to E-Lionheart upon conversion of $19,998 of principal on the Note dated October 15, 2009.

On February 23, 2010 the Company issued 150,000,000 common shares to E-Lionheart upon conversion of $12,500 of principal on the Note dated October 15, 2009.

On March 12, 2010 the Company issued 166,500,666 common shares to E-Lionheart upon conversion of $13,875 of principal on the Note dated October 15, 2009.

On March 26, 2010 the Company issued 175,000,000 common shares to E-Lionheart upon conversion of $8,750 of principal on the Note dated October 15, 2009.

On April 9, 2010 the Company issued 185,000,000 common shares to E-Lionheart upon conversion of $9,250 of principal on the Note dated October 15, 2009.

On April 22, 2010 the Company issued 195,000,000 common shares to E-Lionheart upon conversion of $9,750 of principal on the Note dated October 15, 2009.

On April 30, 2010 the Company issued 205,000,000 common shares to E-Lionheart upon conversion of $10,250 of principal on the Note dated October 15, 2009.

On May 7, 2010 the Company issued 215,000,000 common shares to E-Lionheart upon conversion of $10,750 of principal on the Note dated October 15, 2009.

NOTE 4 - Convertible Promissory Notes Payable (Continued)

On May 14, 2010 the Company issued 225,000,000 common shares to E-Lionheart upon conversion of $11,250 of principal on the Note dated October 15, 2009.

On May 28, 2010 the Company issued 235,000,000 common shares to E-Lionheart upon conversion of $11,750 of principal on the Note dated October 15, 2009.

On December 18, 2009 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC in the principal amount of $250,000. The terms of the Note allowed the Company to draw down funds at their request up to the full principal amount of the Note as needed as opposed to receiving the full value at the date of signing. As of March 31, 2010, the Company has drawn the entire $250,000 as follows:

December 23, 2009	$ 75,000
January 8, 2010	100,000
January 19, 2010	25,000
January 26, 2010	50,000
Total	$250,000

On January 31, 2010 the Company issued a 1 year, 8% Convertible Promissory Note ('the Note") to E-Lionheart Associates, LLC in the principal amount of $250,000. The terms of the Note allowed the Company to draw down funds at their request up to the full principal amount of the Note as needed as opposed to receiving the full value at the date of signing. As of March 31, 2010, the Company had drawn down $150,000 as follows:

February 19, 2010	$ 25,000
February 22, 2010	25,000
March 16, 2010	50,000
March 24, 2010	50,000
April 6, 2010	50,000
April 28, 2010	50,000
Total	$250,000

NOTE 5 - Preferred Stock

Preferred Stock Designations

On October 29, 2007 the Company established a Series A Preferred Stock. The Series A Preferred Shares have a $.001 par value and 1,000,000 shares are authorized.

Each issued and outstanding Series A Preferred Share is entitled to the number of votes equal to the result of: (i) the number of shares of common stock of the Company (the "Common Shares") issued and outstanding at the time of such vote multiplied by I.I0; divided by (ii) the total number of Series A Preferred Shares issued and outstanding at the time of such vote, at each meeting of shareholders of the Company with respect to any and all matters presented to the shareholders of the Company for their action or consideration, including the election of directors. Except as provided by law, holders of Series A Preferred Shares may vote together with the holders of Common Shares as a single class. The Company may not amend, alter or repeal the Series A Preferred Shares, special rights or other powers of the Series A Preferred Shares so as to affect adversely the Series A Preferred Shares, without the written consent or affirmative vote of the holders of at least a majority of the then outstanding aggregate number of shares of such adversely affected Series A Preferred Shares, given in writing or by vote at a meeting, consenting or voting (as the case may be) separately as a class.

NOTE 5 - Preferred Stock (continued)

Determination of Fair Value

The fair value of the Company's preferred stock issuances are based upon the market price of the Company's common stock on the date of issuance multiplied by the number of voting common shares represented by the issuance on the date of issue.

Issuances

On November 5, 2007, the Company issued 100,000 shares of its $0.001 par value Series A Preferred stock, valued at $382,386 to Richard M. Berman for services rendered.

NOTE 6 - Stockholders' Deficit

Common Stock

At various stages in the Company's development, shares of the Company's common stock has been issued at fair market value in exchange for services or property received with a corresponding charge to operations, property and equipment, unpatented mining claims and additional paid-in capital depending on the nature of the services provided or property received.

On February 3, 2009, the Company affected a reverse split of all of the outstanding shares of its Common Stock at a ratio of one for ten thousand (1:10,000).

On February 5, 2009, the Company issued 101,000,000 shares of its common stock to American Uranium Management, LLC, a related party, for services rendered. These shares were valued at $1,010,000.

On February 6, 2009, the Company issued 25,000,000 shares of its common stock to Fundtech Ltd, as payment in full of a convertible promissory note payable in the principal amount of $50,000.

On March 17, 2009, the Company issued 12,582,088 shares of its common stock to the Law Firm of Klass, Helman and Ross, for services valued at $12,582.09.

On April 7, 2009, the Company issued 142,857 shares of its common stock to Watson Investment Enterprises, Inc., in consideration of a $10,000 reduction in principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $10,000.

On April 13, 2009, the Company issued 250,000 shares of its common stock to Mazuma Corp., for aggregate gross proceeds of $5,000.

On April 15, 2009, the Company issued 2,000,000 shares of its common stock to Watson Investment Enterprises, Inc., in consideration of a $10,000 in principal on a previously issued 15% Convertible Promissory Note.

On April 20, 2009, the Company issued 4,000,000 shares of its common stock to Mazuma Corp., for aggregate gross proceeds of $20,000.

On April 21, 2009, the Company issued 4,901,960 shares of its common stock to TJ Management Group, for gross proceeds of $50,000. The Company recognized net cash proceeds of $47,300 after costs.

On April 23, 2009, the Company issued 6,000,000 shares of its common stock to Mazuma Corp., for aggregate gross proceeds of $25,000.

On April 30, 2009, the Company issued 6,500,000 shares of its common stock to Mazuma Corp., for aggregate gross proceeds of $25,000.

NOTE 6 - Stockholders' Deficit (Continued)

Common Stock (Continued)

On May 5, 2009, the Company issued 6,500,000 shares of its common stock to Mazuma Corp for aggregate gross proceed of $10,000.

On July 9, 2009, the Company issued 20,000,000 shares of its common stock to Watson Investment Enterprises, Inc. as payment of $10,000 in principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $10,000.

On July 10, 2009, the Company issued 14,666,667 shares of its common stock to Watson Investment Enterprises, Inc., as payment of $10,000 in principal on a previously issued 15% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance costs of $10,000.

On July 21, 2009, the Company issued 42,000,000 shares of its common stock to Mazuma Corp., for aggregate gross proceed of $25,000.

On May 11, 2009, the Company issued 9,615,385 shares of its common stock to Watson Investment Enterprises, Inc., as payment of $25,000 principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $25,000

On May 28, 2009, the Company issued 30,000,000 shares of its common stock to Mazuma Corp., for aggregate gross proceed of $20,000.

On June 1, 2009, the Company issued 150,000,000 shares of its common stock to American Uranium Management, LLC, a related party, for services valued at $600,000.

On June 19, 2009, the Company issued 35,000,000 shares of its common stock to Mazuma Corp, for aggregate gross proceeds of $30,000.

On June 25, 2009, the Company issued 35,922,000 shares of its common stock to E-Lionheart Assoc. LLC, for services valued at $25,000.

On July 22, 2009, the Company issued 20,000,000 shares of its common stock to Watson Investment Enterprises, Inc., as payment of $10,000 in principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $10,000.

On August 7, 2009 the Company issued 12,500,000 shares of its common stock to Watson Investment Enterprises, Inc., for aggregate gross proceeds of $5,000.

On August 10, 2009, the Company issued 33,333,333 shares of its common stock to Watson Investment Enterprises, Inc., as payment of $20,000 in principal on a previously issued 15% Convertible Promissory Note. In connection with the issuance the Company recorded finance costs of $20,000.

On September 16, 2009, the Company issued 100,000,000 shares of its common stock to E-Lionheart Assoc. LLC, for aggregate gross proceeds of $25,000. In connection with this issuance the Company recorded $3,000 in debt issuance costs. The Company recognized cash proceeds of $22,000 after costs.

On September 21, 2009, the Company issued 11,111,111 shares of its common stock to Fuselier & Assoc., for aggregate gross proceeds of $5,000.

On October 2, 2009, the Company filed an amendment to its Certificate of Incorporation decreasing the par value of its common shares from $.001 to $.000001 per common share.

NOTE 6 - Stockholders' Deficit (Continued)

Common Stock (Continued)

On October 5, 2009, the Company issued 252,000,000 of its common stock to E-Lionheart Assoc. LLC, for gross p proceeds of $75,000. In connection with this issuance the company recorded $12,000 in debt issuance costs. The Company recognized cash proceeds of $63,000 after costs.

On October 30, 2009, the Company issued 10,000,000 of its common stock valued at $5,000 to William Wilder in accordance with a Consulting Agreement.

On October 30, 2009, the Company issued 10,000,000 of its common stock valued at $5,000 to Larry Peyton in accordance with a Consulting Agreement.

On November 2, 2009 the Company issued 147,500,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $29,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $29,500.

On November 24, 2009 the Company issued 107,142,848 of its common stock to E-Lionheart Assoc. LLC, as payment of $12,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $12,500.

On November 30, 2009 the Company issued 150,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $15,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $15,000.

On December 7, 2009, the Company issued 400,000,000 of its common stock valued at $11,000 to Richard M. Berman, the Company's sole officer and director for $400 cash and $159,600 in services rendered on behalf of the Company.

On December 9, 2009 the Company issued 190,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $19,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $19,000.

On December 18, 2009 the Company issued 138,000,552 of its common stock to E-Lionheart Assoc. LLC, as payment of $11,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $11,500.

On January 4, 2010 the Company issued 220,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $11,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the issuance the Company recorded finance charges of $11,000.

On January 13, 2010 the Company issued 240,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $12,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $12,000.

On January 22, 2010 the Company issued 200,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $10,000 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $10,000.

On February 3, 2010 the Company issued 300,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $19,998 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $19,998.

On February 23, 2010 the Company issued 150,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $12,500 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $12,500.

NOTE 6 - Stockholders' Deficit (Continued)

Common Stock (Continued)

On March 12, 2010 the Company issued 166,500,666 of its common stock to E-Lionheart Assoc. LLC, as payment of $13,875 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $13,875.

On March 26, 2010 the Company issued 175,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $8,750 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $8,750.

On April 9, 2010 the Company issued 185,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $9,250 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $9,250.

On April 22, 2010 the Company issued 195,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $9,750 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $9,750.

On April 30, 2010 the Company issued 205,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $10,250 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $10,250.

On May 7, 2010 the Company issued 215,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $10,750 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $10,750

On May 14, 2010 the Company issued 225,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $11,250 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $11,250.

On May 28, 2010 the Company issued 235,000,000 of its common stock to E-Lionheart Assoc. LLC, as payment of $11,750 in principal on a previously issued 8% Convertible Promissory Note Payable. In connection with the Company recorded finance charges of $11,750.

NOTE 7 Related Party Transactions

Stock Based Compensation

On February 5, 2009, the Company issued 101,000,000 shares of its common stock to American Uranium Management, LLC, a related party, for services rendered. These shares were valued at $1,010,000.

On June 1, 2009, the Company issued 150,000,000 shares of its common stock to American Uranium Management, LLC, a related party, for services valued at $600,000.

On December 7, 2009, the Company issued 400,000,000 of its common stock valued at $11,000 to Richard M. Berman, the Company's sole officer and director for $400 cash and $159,600 in services rendered on behalf of the Company.

NOTE 7 Related Party Transactions (continued)

Loan Payable – Related Party

Loan payable to related party ("Loan") consists of cash advances to the Company, by Richard M. Berman, the Company's President and Chief Executive Officer, as well as for unreimbursed expenses paid on behalf of the Company directly to third-party vendors by Mr. Berman. As of June 30, 2010 and December 31, 2009, the balances on this Loan were $27,467 and $37,379, respectively. These loans are non-interest bearing and are payable upon demand.

Accrued Compensation - Officer

Included in Accrued Expenses as of June 30, 2010 and December 31, 2009, are $204,036 and $204,036, which represent accrued compensation owed to Mr. Berman, pursuant to his Employment Contract, respectively.

NOTE 8 - Commitments and Contingencies

Employment Contracts

The Company entered into an employment agreements, effective December 1, 2006, and continuing for a six (6) year period thereafter, with their President and Chief Executive Officers, Richard M. Berman. The contract is renewable for successive one (1) year terms after the expiration of the initial agreement, unless either party elects to terminate by giving notice to the other party at least three (3) months in advance to the expiration of the current agreement.

Pursuant to this agreement, Mr. Berman is entitled to a base annual salary of at least $350,000 in cash; In addition, Mr. Berman is entitled to health benefits, vacation pay, car allowances and reimbursement of any reasonable and ordinary business expenses incurred on behalf of the Company.

Lease Obligations

The Company operates its business in leased facilities. The Company currently leases approximately 675 square feet for its corporate office and research facilities located at 4800 Research Forest Drive, The Woodlands, TX for $2,405 per month. The current lease expires November 30, 2010.

Approximate future minimum commitments under these leases are as follows:

April 1, 2010 – November 30, 2010	$ 12,025

Rent expense under the office leases was approximately $8,600 and $ 5,400 for the six months ended June 30, 2010 and 2009, respectively.

Legal Proceedings

From time to time, the Company is named in legal actions which management considers being incidental to the industry in which the Company operates. In the opinion of management, the outcome of these matters, if any, will not have a material impact on the financial condition of the Company.

Section 47.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF CERTAIN RELEVANT FACTORS

Description of Business

Russell Industries, Inc. (hereinafter referred to as "the Company", "the Issuer", "Russell", "we", or "us"), was incorporated in February 1997 in the State of Nevada.

From November 2006 through July 2007, the Company acquired 255 unpatented mining claims an alternative and renewable energy company focusing in the area of algae oil production.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. During the six months ended June 30, 2010 the Company remained in the development stage, had no revenue producing operations, and as of June 30, 2010 had a working capital deficit of $418,087. In addition, during the six months ended June 30, 2010 the Company incurred a net loss of $1,071,307 and since inception has incurred losses aggregating $15,562,921. These factors raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the classification of liabilities that may result from the outcome of this uncertainty.

Management's plans with respect to the current situation consist of seeking additional financial resources from its existing investors, note holders, and it's Chief Executive Officer Richard M. Berman. The Company is planning to begin operations in the latter part of 2010, or the early part of 2011, at which point Management believes they will be able to generate positive cash flows

There can be no assurance that sufficient funds will be generated during the next year or thereafter from operations, or that funds will be available from external sources such as debt or equity financings or other potential sources. Furthermore, there can be no assurance that any such required funds, if available, will be available on attractive terms or that they will not have a significant dilutive effect on the Company's existing stockholders.

The accompanying consolidated financial statements do not include any adjustments related to the recoverability or classification of asset-carrying amounts or the amounts and classifications of liabilities that may result should the Company be unable to continue as a going concern.

Background and Basis of Presentation

The accompanying consolidated financial statements include the accounts of Russell Industries, Inc. and its wholly-owned subsidiaries and have been prepared on a going concern basis in accordance with U.S. generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated. Since April 11, 2006, the Company has been in a development stage. Operating results for the years ended December 31, 2008 and 2009 are not necessarily indicative of the results that may be expected in the future.

Critical Accounting Policies

We have identified critical accounting policies based upon the significance of the accounting policy to our overall financial statement presentation, as well as the complexity of the accounting policy and our use of estimates and subjective assessments. We have concluded our critical accounting policies are as follows:

Long Lived Assets

The Company's investment in unpatented mining claims is recorded at cost. Because these claims are in the early stage of exploration, no review for impairment has been made.

During 2010, the Company expects to acquire equipment and property associated with the production of algae oil. These assets will be capitalized and reviewed for impairment as the algae market develops in the future.

Derivatives

The Company has raised capital via the issuance of convertible debt that can be converted to registered common stock at a discount to the trading price. As a result, financial derivatives have been created. Generally, the difference between the sales price and the closing price on the date of issuance has been recorded as a discount and amortized to the income statement over time or upon conversion of the debt to common stock.

Research and Development

All costs and expenses associated with the algae biomass production technology are expensed when incurred as research and development. Such costs and expenses are eligible for research and development tax credits. Once the technology has been developed and a revenue producing facility has been built, expenses associated with the production of algae oil will be expensed as a cost of sales.

Net Loss Per Share

Net loss per share is computed using the weighted average number of shares of common stock outstanding during the applicable period. Shares associated with preferred shares were not included because they are antidilutive. There is no difference between basic and diluted net loss per share for any period presented.

Results of Operations

Six months ended June 30, 2010 compared to six months ended June 30, 2009

Net losses for the six months ended June 30, 2010 and 2009 were approximately $1,071,000 and $1,896,000, respectively, representing a decrease of approximately 44% over the prior period. The decrease in our net loss of approximately $825,000 was primarily due to a decrease in consultants fees paid to a related party of $1,610,000 which was offset by an increase in research and development of approximately $153,000 and Amortization of Discounts on Debentures of $426,000.

Revenues

The Company has not recognized revenue from the sales of any products or services for the six months ended June 30, 2010 or June 30, 2009.

General and Administration Expense

General and administrative expenses during the six months ended June 30, 2010 were approximately $281,000 a decrease of approximately $1,483,000, or 84%, from the six months ended June 30, 2009. The decrease in general and administrative expenses resulted primarily from a reduction in Consulting Fees paid to a related party of $1,610,000, offset by an increase in Officer's Compensation of approximately $92,000.

Legal and Professional Fees

Legal and Professional Fees during the six months ended June 30, 2010 were approximately $57,000 an increase of approximately $53,000, from the six months ended June 30, 2009. The increase in legal and professional fees resulted primarily from an increase in accounting fees of approximately $27,000 due to the need to prepare financial statements and footnotes for various SEC filings. In addition, the Company incurred increased legal fees to protect certain intangible assets that the company currently holds as well increased costs to legal counsel in connection with securities filings of approximately $20,000 and an increase in Marketing Costs of approximately $8,000.

Research and Development

Research and Development costs during the six months ended June 30, 2010 were approximately $233,000 an increase of approximately $154,000, or 195%, from the six months ended June 30, 2009. The entire increase in research and development costs of approximately $154,000 resulted from an increase in payments to consultants for their involvement in the HARC project.

Amortization of Discounts on Debentures

Amortization of Discounts on Debentures during the six months ended June 30, 2010 were approximately $471,000 an increase of approximately $426,000, or 947%, from the six months ended June 30, 2009. The increase in amortization reflects the Company's increased reliance on the issuance of convertible debt as a means to fund its research as well as its day to day operations.

Three months ended June 30, 2010 compared to three months ended June 30, 2009

Net losses for the three months ended June 30, 2010 and 2009 were approximately $448,000 and $801,000, respectively, representing a decrease of approximately 44% over the prior period. The decrease in our net loss of approximately $353,000 was primarily due to a decrease in consultants fees paid to a related party of $600,000 which was offset by an increase in legal and professional fees of approximately $19,000, an increase in officer's compensation of approximately $28,000 and an increase in Amortization of Discounts on Debentures of $211,000.

Revenues

The Company has not recognized revenue from the sales of any products or services for the three months ended June 30, 2010 or June 30, 2009.

General and Administration Expense

General and administrative expenses during the three months ended June 30, 2010 were approximately $110,000 a decrease of approximately $561,000, or 84%, from the three months ended June 30, 2009. The decrease in general and administrative expenses resulted primarily from a reduction in Consulting Fees paid to a related party of $600,000, offset by an increase in Officer's Compensation of approximately $28,000.

Legal and Professional Fees

Legal and Professional Fees during the three months ended June 30, 2010 were approximately $23,000 an increase of approximately $19,000, from the three months ended June 30, 2009. The increase in legal and professional fees resulted primarily from an increase in accounting fees of approximately $11,000 due to the need to prepare financial statements and footnotes for various SEC filings. In addition, the Company incurred increased legal fees to protect certain intangible assets that the company currently holds as well increased costs to legal counsel in connection with securities filings of approximately $12,000.

Research and Development

Research and Development costs during the three months ended June 30, 2010 were approximately $42,000 a decrease of approximately $37,000, or 47%, from the three months ended June 30, 2009. The entire increase in research and development costs of approximately $37,000 resulted from a decrease in payments to consultants involved in the HARC project.

Amortization of Discounts on Debentures

Amortization of Discounts on Debentures during the three months ended June 30, 2010 were approximately $257,000 an increase of approximately $212,000, or 471%, from the three months ended June 30, 2009. The increase in amortization reflects the Company's increased reliance on the issuance of convertible debt as a means to fund its research as well as its day to day operations.

Fiscal year ended December 31, 2009 compared to the fiscal year ended December 31, 2008

Net losses for the year ended December 31, 2009 and 2008 were approximately $2,574,000 and $8,640,000, respectively, representing a decrease of approximately 70% over the prior period. The decrease in our net loss of approximately $6,066,000 was primarily due to a decrease in consultants fees paid to a related party of $6,200,000 which was offset by an increase in legal and professional fees of approximately $56,000 and Amortization of Discounts on Debentures of $230,000.

Revenues

The Company has not recognized revenue from the sales of any products or services for the years ended December 31, 2009 and December 31, 2008.

General and Administration Expense

General and administrative expenses during the year ended December 31, 2009 were approximately $2,178,000 a decrease of approximately $6,352,000, or 74%, from the year ended December 31, 2008. The decrease in general and administrative expenses resulted primarily from a reduction in Consulting Fees paid to a related party of $6,200,000, and a decrease in Officer's Compensation of approximately $178,000 from the previous period.

Legal and Professional Fees

Legal and Professional Fees during the year ended December 31, 2009 were approximately $98,000 an increase of approximately $56,000, from the year ended December 31, 2008. The increase in legal and professional fees resulted primarily from an increase in legal fees to protect certain intangible assets that the company currently holds as well increased costs to legal counsel in connection with securities filings of approximately $52,000.

Research and Development

Research and Development costs during the year ended December 31, 2009 were approximately $52,000 an increase of approximately $39,000, or 300%, from the year ended December 31, 2008. The entire increase in research and development costs of approximately $39,000 resulted from an increase in payments to consultants for their involvement in the HARC project.

Amortization of Discounts on Debentures

Amortization of Discounts on Debentures during the year ended December 31, 2009 were approximately $235,000 an increase of approximately $230,000 from the year ended December 31, 2008. The increase in amortization reflects the Company's increased reliance on the issuance of convertible debt as a means to fund its research as well as its day to day operations.

Liquidity and Capital Resources

Operating activities

Cash used in operating activities during the six months ended June 30, 2010 and 2009 was approximately $572,000 and $201,000, respectively, which primarily represents negative cash flows resulting from our operations. The primary reason for the decrease in cash flow used in operating activities can be attributed to increases in research and development cost, officer's compensation and legal and professional fees.

Financing Activities

Cash provided by financing activities during the six months ended June 30, 2010 amounted to approximately $415,000, primarily from the issuance of convertible debentures in the amount of $425,000. *Cash provided by financing activities* during the six months ended June 30, 2009 amounted to approximately $244,000, with the issuance of common stock accounting for $185,000 and $50,000 in receipts for the issuance of convertible debentures.

PART III — EXHIBITS

Item 1. Index to Exhibits

Exhibit No.	Description
2.1	Certificate of Incorporation of Russell Industries, Inc.
2.2	Certificate of Amendment to the Certificate of Incorporation
2.3	Certificate of Amendment to the Certificate of Incorporation
3.1	By-laws of Russell Industries, Inc.
4.1	Form of Subscription Agreement
5.1	Legal Opinion
10.1	Employment Agreement between Russell Industries, Inc. and Richard Berman,
10.2	Consulting Agreement between Russell Industries, Inc. and Peyton and Associates Consulting
10.3	Affiliate Agreement with Houston Advanced Research Center
10.4	Executive Offices Lease Agreement with Regus

Item 2. Description of Exhibits

2.1 Certificate of Incorporation of Russell Industries, Inc. filed with the Secretary of State of the State of Nevada February 20, 1997.

2.2 Certificate of Amendment to the Certificate of Incorporation, as filed with the Secretary of State of the State of Nevada October 2, 2009.

2.3 Certificate of Amendment to the Certificate of Incorporation, as filed with the Secretary of State of the State of Nevada March 5, 2010.

3.1 By-laws of Russell Industries, Inc.

4.1 Form of Subscription Agreement for the Regulation A Offering of Common Stock.

5.1 Legal Opinion as to Legality of the Regulation A Offering of Common Stock.

10.1 Employment Agreement between Russell Industries, Inc. and Richard Berman, dated November 30, 2006.

10.2 Consulting Agreement between Russell Industries, Inc. and Peyton and Associates Consulting, dated October 30, 2009.

10.3 Affiliate Agreement between Russell Industries, Inc. and Houston Advanced Research Center dated November 30, 2009.

10.4 Executive Offices Lease Agreement between Russell Industries, Inc. and Regus, from 2007 to present.

SIGNATURES

The issuer has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas on August 18, 2010.

RUSSELL INDUSTRIES, INC.

By: 

Richard M. Berman
President, Chief Executive Officer, and sole director

This offering statement has been signed by the following persons in the capacities and on the dates indicated:

By: 

Richard M. Berman
President, Chief Executive Officer, and sole director

Dated: August 18, 2010

EXHIBIT 2.1

ARTICLES OF INCORPORATION

OF

RUSSELL INDUSTRIES, INC.

* * * * * *

The undersigned, acting as incorporator, pursuant to the provisions of the laws of the State of Nevada relating to private corporations, hereby adopts the following Articles of Incorporation:

ARTICLE ONE. [NAME]. The name of the corporation is:

RUSSELL INDUSTRIES, INC.

ARTICLE TWO. [RESIDENT AGENT]. The initial agent for service of process is The Nevada Agency and Trust Company, 50 West Liberty Street, Suite 880, City of Reno, County of Washoe, State of Nevada 89501.

ARTICLE THREE. [PURPOSES]. The purposes for which the corporation is organized are to engage in any activity or business not in conflict with the laws of the State of Nevada or of the United States of America, and without limiting the generality of the foregoing, specifically:

I. [OMNIBUS]. To have to exercise all the powers now or hereafter conferred by the laws of the State of Nevada upon corporations organized pursuant to the laws under which the corporation is organized and any and all acts amendatory thereof and supplemental thereto.

II. [CARRYING ON BUSINESS OUTSIDE STATE]. To conduct and carry on its business or any branch thereof in any state or territory of the United States or in any foreign country in conformity with the laws of such state, territory, or foreign country, and to have and maintain in any state, territory, or foreign country a business office, plant, store or other facility.

III. [PURPOSES TO BE CONSTRUED AS POWERS]. The purposes specified herein shall be construed both as purposes and powers and shall be in no wise limited or restricted by reference to, or inference from, the terms of any other clause in this or any other article, but the purposes and powers specified in each of the clauses herein shall be regarded as independent purposes and powers, and the enumeration of specific purposes and powers shall not be construed to limit or restrict in any manner the meaning of general terms or of the general powers of the corporation; nor shall the expression of one thing be deemed to exclude another, although it be of like nature not expressed.

ARTICLE FOUR. [CAPITAL STOCK]. The corporation shall have authority to issue an aggregate of **SEVENTY-FIVE MILLION (75,000,000)** shares of stock, Par Value **ONE MILL ($0.001)** per share, divided into three (3) classes of stock as follows:

(A) SERIES A COMMON STOCK: **TWENTY-FIVE MILLION (25,000,000)** shares of **SERIES A VOTING COMMON STOCK**, Par Value **ONE MILL ($0.001)** per share and

(B) SERIES B COMMON STOCK: **TWENTY-FIVE MILLION (25,000,000)** shares of **SERIES B NON-VOTING COMMON STOCK**, Par Value **ONE MILL ($0.001)** per share. All Series B Common Stock shall be non-voting with rights, priveledges and preferences designated at the time of issue at the discretion of the Board of Directors.

(C) PREFERRED STOCK: **TWENTY-FIVE MILLION (25,000,000)** shares of **PREFERRED NON-VOTING STOCK**, Par Value **ONE MILL ($0.001)** per share which may be, at the discretion of the Board of Directors, with the rights, priveledges and preferences designated at the time of issue by the Board of Directors.

ARTICLE FIVE. [DIRECTORS]. The affairs of the corporation shall be governed by a Board of Directors of not more than nine (9) nor less than one (1) person. The name and address of the first Board of Directors is:

NAME	ADDRESS
Roberet P. Jackson	4513 Francisco Court Ft. Worth, Texas 76133-6603

ARTICLE SIX. [ASSESSMENT OF STOCK]. The capital stock of the corporation, after the amount of the subscription price or par value has been paid in, shall not be subject to pay debts of the corporation, and no paid up stock and no stock issued as fully paid up shall ever be assessable or assessed.

ARTICLE SEVEN. [INCORPORATOR]. The name and address of the incorporator of the corporation is as follows:

NAME	ADDRESS
Amanda Cardinalli	Suite #880, 50 West Liberty Street Reno, Nevada 89501

ARTICLE EIGHT. [PERIOD OF EXISTENCE]. The period of existence of the corporation shall be perpetual.

ARTICLE NINE. [BY-LAWS]. The initial By-laws of the corporation shall be adopted by its Board of Directors. The power to alter, amend, or repeal the By-laws, or to adopt new By-laws, shall be vested in the Board of Directors, except as otherwise may be specifically provided in the By-laws.

ARTICLE TEN. [STOCKHOLDERS' MEETINGS]. Meetings of stockholders shall be held at such place within or without the State of Nevada as may be provided by the By-laws of the corporation. Special meetings of the stockholders may be called by the President or any other executive officer of the corporation, the Board of Directors, or any member thereof, or by the record holder or holders of at least ten percent (10%) of all shares entitled to vote at the meeting. Any action otherwise required to be taken at a meeting of the stockholders, except election of directors, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by stockholders having at least a majority of the voting power.

ARTICLE ELEVEN. [CONTRACTS OF CORPORATION]. No contract or other transaction between the corporation and any other corporation, whether or not a majority of the shares of the capital stock of such other corporation is owned by this corporation, and no act of this corporation shall in any way be affected or invalidated by the fact that any of the directors of this corporation are pecuniarily or otherwise interested in, or are directors or officers of such other corporation. Any director of this corporation, individually, or any firm of which such director may be a member, may be a party to, or may be pecuniarily or otherwise interested in any contract or transaction of the corporation; provided, however, that the fact that he or such firm is so interested shall be disclosed or shall have been known to the Board of Directors of this corporation, or a majority thereof; and any director of this corporation who is also a director or officer of such other corporation, or who is so interested, may be counted in determining the existence of a quorum at any meeting of the Board of Directors of this corporation that shall authorize such contract or transaction, and may vote thereat to authorize such contract or transaction, with like force and effect as if he were not such director or officer of such other corporation or not so interested.

ARTICLE TWELVE. [LIABILITY OF DIRECTORS AND OFFICERS]. No director or officer shall have any personal liability to the corporation or its stockholders for damages for breach of fiduciary duty as a director or officer, except that this Article Twelve shall not eliminate or limit the liability of a director or officer for (I) acts or omissions which involve intentional misconduct, fraud or a knowing violation of law, or (ii) the payment of dividends in violation of the Nevada Revised Statutes.

IN WITNESS WHEREOF, the undersigned incorporator has hereunto affixed her signature at Reno, Nevada this 19th day of February, 1997.



AMANDA CARDINALLI

STATE OF NEVADA)
: ss.
COUNTY OF WASHOE)

On the 19th day of February, 1997, before me, the undersigned, a **Notary Public** in and for the State of Nevada, personally appeared **AMANDA CARDINALLI**, known to me to be the person described in and who executed the foregoing instrument, and who acknowledged to me that she executed the same freely and voluntarily for the uses and purposes therein mentioned.

IN WITNESS WHEREOF, I have hereunto set my hand and affixed my official seal the day and year first above written.



NOTARY PUBLIC
Residing in Reno, Nevada

My Commission Expires:
October 10, 1998


MARGARET A. OLIVER
Notary Public - State of Nevada
Appointment Recorded in Washoe County
MY APPOINTMENT EXPIRES OCT. 10, 1998

STATE OF NEVADA
Secretary of State

I hereby certify that this is a true and complete copy of the document as filed in this office.

FEB 20 '97



DEAN HELLER
Secretary of State



EXHIBIT 2.2

STATE OF NEVADA

ROSS MILLER
Secretary of State



SCOTT W. ANDERSON
Deputy Secretary
for Commercial Recordings

OFFICE OF THE
SECRETARY OF STATE

Certified Copy

October 6, 2009

Job Number: C20091006-0265
Reference Number: 00002442776-52
Expedite:
Through Date:

The undersigned filing officer hereby certifies that the attached copies are true and exact copies of all requested statements and related subsequent documentation filed with the Secretary of State's Office, Commercial Recordings Division listed on the attached report.

Document Number(s)	Description	Number of Pages
20090726690-21	Amendment	3 Pages/1 Copies



Respectfully,

ROSS MILLER
Secretary of State

Certified By: Robert Sandberg
Certificate Number: C20091006-0265
You may verify this certificate
online at **http://www.nvsos.gov/**



ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov


Filed in the office of

Ross Miller
Secretary of State
State of Nevada

Document Number
20090726690-21
Filing Date and Time
10/02/2009 7:50 AM
Entity Number
C3356-1997

Certificate of Amendment
(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations
(Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Russell Industries, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLE FOUR has been changed as follows:

ARTICLE FOUR. (CAPITAL STOCK). The corporation shall have authority to issue an aggregate of FIFTEEN BILLION (15,000,000,000) shares of stock divided into two (2) classes of stock as follows:

(A) COMMON STOCK: FOURTEEN BILLION NINE HUNDRED NINETY NINE MILLION (14,999,000,000) shares of COMMON STOCK, Par Value ($0.000001) per share
(B) PREFERRED STOCK: ONE MILLION (1,000,000) shares of SERIES A PREFERRED STOCK, Par Value ($0.001) per share

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: Unanimous

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)

X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected

This form must be accompanied by appropriate fees.

UNANIMOUS WRITTEN CONSENT
OF
THE BOARD OF DIRECTORS
AND
SHAREHOLDERS
OF
RUSSELL INDUSTRIES, INC.
OCTOBER 2, 2009

The undersigned, being all of the directors (the "Board of Directors") and shareholders that represent the majority of the issued and outstanding common stock (the "Shareholders") of RUSSELL INDUSTRIES, INC., a Nevada corporation (the "Company"), do hereby consent in writing to the actions set forth in the following resolutions and direct that this consent be filed with the minutes of the Company:

WHEREAS, the Board of Directors and Shareholders have deemed it advisable and in the best interest of the Company pursuant to the Nevada corporate law to decrease the Par Value of it's common stock from $0.001 to $0.000001, by way of filing a certificate of amendment to the certificate of incorporation of the Company (the "Amendment") with Secretary of State of the State of Nevada, attached hereto as Exhibit A; and further;

WHEREAS, the Board of Directors and Shareholders have deemed it advisable and in the best interest of the Company pursuant to the Nevada corporate law to leave the Par Value of it's Series A Preferred Stock at $0.001 as evidenced in Exhibit A.; and further;

NOW, THEREFORE, BE IT RESOLVED, that the Company be, and hereby is, authorized and empowered to file the Amendment and the Certificate of Designation with Secretary of State of the State of Nevada pursuant to the Nevada corporate law; and be it further;

RESOLVED, that any officer of the Company, and each of them acting singly, be and hereby is, authorized and empowered, on behalf of and in the name of the Company, to execute, deliver, and perform the Amendment and the Certificate of Designation, and each of the exhibits and schedules thereto and all other agreements, instruments and documents in connection therewith and each of the transactions contemplated thereby (collectively, the "Transactions") with such amendments, modifications and supplements thereto as the officers of the Company, or any of them acting singly, shall approve, the execution by the officers, or any of them acting singly, to constitute conclusive evidence of the approval of the terms of the Amendment and the Certificate of Designation, and be it further;

RESOLVED, that any officer of the Company, and each of them acting singly, be and hereby is, authorized and empowered, on behalf of and in the name of the Company, to take any and all further action necessary, appropriate or desirable in connection with the Amendment and the Certificate of Designation, each of the other documents described or otherwise defined therein, and the Transactions, including, without limitation, the execution, delivery and filing on behalf of and in the name of the Company of all such amendments thereto and any other agreement, document and instrument as any officer of the Company may deem necessary or desirable in connection therewith; and be it further;

RESOLVED, that any officer of the Company, and each of them acting singly, be and hereby is, authorized, empowered and directed, from time to time, to take such additional action and to execute, certify, deliver, file and record with the appropriate judicial, public and governmental authorities or such other persons or entities, such additional agreements, documents and instruments as such officer of the Company may deem necessary, convenient, appropriate, desirable or proper, as the case may be, to implement the provisions of the foregoing resolutions and to consummate the transactions contemplated thereby, the execution, certification, delivery, filing and recording of such agreements, documents and instruments and the taking of such action to be the conclusive evidence of the authority therefore; and be it further; and

RESOLVED, that all actions of any kind heretofore taken by the directors or any of th officers of the Company, on behalf of the Company, in connection with the Transactions and th foregoing resolutions be, and they hereby are, ratified, confirmed and approved in all respects.

This written consent of the Board of Directors and shareholders that represent th majority of the issued and outstanding common stock of the Company may be delivered b facsimile and executed in one or more counterparts, each of which shall constitute an original an all of which taken together shall constitute one and the same consent.

IN WITNESS WHEREOF, the foregoing resolutions were duly adopted by the Board c Directors and shareholders that represent the majority of the issued and outstanding commo stock of the Company as of the date first above written.

Member of the Board of Directors:



Richard M. Berman
Chairman of the Board

Shareholder:



Richard M. Berman
100,000 Preferred Voting Shares

EXHIBIT 2.3





ROSS MILLER
Secretary of State
204 North Carson Street, Suite 1
Carson City, Nevada 89701-4520
(775) 684 5708
Website: www.nvsos.gov



Filed in the office of	Document Number 20100142631-60
Ross Miller Secretary of State State of Nevada	Filing Date and Time 03/05/2010 2:30 PM
	Entity Number C3356-1997

Certificate of Amendment

(PURSUANT TO NRS 78.385 AND 78.390)

USE BLACK INK ONLY - DO NOT HIGHLIGHT

ABOVE SPACE IS FOR OFFICE USE ONLY

Certificate of Amendment to Articles of Incorporation For Nevada Profit Corporations (Pursuant to NRS 78.385 and 78.390 - After Issuance of Stock)

1. Name of corporation:

Russell Industries, Inc.

2. The articles have been amended as follows: (provide article numbers, if available)

ARTICLE Four has been changed as follows:
ARTICLE FOUR. (CAPITAL STOCK). The corporation has have authority to issue an aggregate of THIRTY BILLION (30,000,000,000) shares of stock, Par Values ($0.000001) per share for COMMON STOCK and ($0.001) per share for SERIES A PREFERRED STOCK, divided into two (2) classes of stock as follows:
(A) COMMON STOCK: TWENTY NINE BILLION NINE HUNDRED NINETY NINE MILLION (29,999,000,000) shares of COMMON STOCK, Par Value ($0.000001) per share
(B) PREFERRED STOCK: ONE MILLION (1,000,000) shares of SERIES A PREFERRED STOCK, Par Value ($0.001) per share

3. The vote by which the stockholders holding shares in the corporation entitling them to exercise a least a majority of the voting power, or such greater proportion of the voting power as may be required in the case of a vote by classes or series, or as may be required by the provisions of the articles of incorporation* have voted in favor of the amendment is: Unanimous

4. Effective date of filing: (optional)

(must not be later than 90 days after the certificate is filed)

5. Signature: (required)



X

Signature of Officer

*If any proposed amendment would alter or change any preference or any relative or other right given to any class or series of outstanding shares, then the amendment must be approved by the vote, in addition to the affirmative vote otherwise required, of the holders of shares representing a majority of the voting power of each class or series affected by the amendment regardless to limitations or restrictions on the voting power thereof.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing to be rejected.

This form must be accompanied by appropriate fees.

RUSSELL INDUSTRIES, INC. RESOLUTION:

AMEND ARTICLE FOUR OF BYLAWS AND CHANGE NUMBER OF AUTHORIZED SHARES

RESOLVED, to amend article four of the Company's Bylaws as sampled in the following exhibit. Certificate of Amendment (Pursuant to NRS 78.385 and 78.390), and to change the number of aggregate authorized shares of capital stock of the Corporation as follows:

ARTICLE FOUR. (CAPITAL STOCK). The corporation has have authority to issue an aggregate of THIRTY BILLION (30,000,000,000) shares of stock. Par Values ($0.000001) per share for COMMON STOCK and ($0.001) per share for SERIES A PREFERRED STOCK, divided into two (2) classes of stock as follows:

(A) COMMON STOCK: TWENTY NINE BILLION NINE HUNDRED NINETY NINE MILLION (29,999,000,000) shares of COMMON STOCK, Par Value ($0.000001) per Share;

(B) PREFERRED STOCK: ONE MILLION (1,000,000) shares of SERIES A PREFERRED STOCK, Par Value ($0.001) per share; and to obtain such authorization as are necessary from the Nevada Division of Corporations and to pay any fees associated therewith.

The undersigned hereby certifies that he/she is the duly elected and qualified President and Chief Executive Officer and the custodian of the books and records of Russell Industries, Inc., a corporation duly formed pursuant to the laws of the State of Nevada, and that the foregoing is a true record of a resolution duly adopted at a meeting of the Board of Directors, and that said meeting was held in accordance with state law and the Bylaws of the above-named Corporation on March 5, 2010, and that said resolution is now in full force and effect without modification or rescission.

IN WITNESS WHEREOF, I have executed my name as Chairman of the Board of th

above-named Corporation this 5th day of March, 2010.

A True Record.

Attest,



Rick Berman
Chairman of the Board of Russell Industries, Inc.
President & CEO of Russell Industries, Inc.

EXHIBIT 3.1

BY-LAWS FOR THE REGULATION
EXCEPT AS OTHERWISE PROVIDED BY STATUTE
OR ITS ARTICLES OF INCORPORATION OF

*** * * RUSSELL INDUSTRIES, INC. * * ***

A NEVADA CORPORATION
*** * * * ***

ARTICLE I.

Offices

Section 1. **PRINCIPAL OFFICE.** The principal office for the transaction of the business of the corporation is hereby fixed and located at Suite 880, Bank of America Plaza, 50 West Liberty Street, Reno, Nevada 89501, being the offices of THE NEVADA AGENCY AND TRUST COMPANY. The board of directors is hereby granted full power and authority to change said principal office from one location to another in the State of Nevada.

Section 2. **OTHER OFFICES.** Branch or subordinate offices may at any time be established by the board of directors at any place or places where the corporation is qualified to do business.

ARTICLE II.

Meetings of Shareholders

Section 1. **MEETING PLACE.** All annual meetings of shareholders and all other meetings of shareholders shall be held either at the principal office or at any other place within or without the State of Nevada which may be designated either by the board of directors, pursuant to authority hereinafter granted to said board, or by the written consent of all shareholders entitled to vote thereat, given either before or after the meeting and filed with the Secretary of the corporation.

Section 2. **ANNUAL MEETINGS**. The annual meetings of shareholders shall be held on the ___ day of __________ each year, at the hour of 10:00 o'clock a.m. of said day commencing with the year ______, provided, however, that should said day fall upon a legal holiday then any such annual meeting of shareholders shall be held at the same time and place on the next day thereafter ensuing which is not a legal holiday. The board of directors of the corporation shall have the power to change the date of the annual meeting as it deems appropriate.

Written notice of each annual meeting signed by the president or a vice president, or the secretary, or an assistant secretary, or by such other person or persons as the directors shall designate, shall be given to each shareholder entitled to

vote thereat, either personally or by mail or other means of written communication, charges prepaid, addressed to such shareholder at his address appearing on the books of the corporation or given by him to the corporation for the purpose of notice. If a shareholder gives no address, notice shall be deemed to have been given to him, if sent by mail or other means of written communication addressed to the place where the principal office of the corporation is situated, or if published at least once in some newspaper of general circulation in the county in which said office is located. All such notices shall be sent to each shareholder entitled thereto not less than ten (10) nor more than sixty (60) days before each annual meeting, and shall specify the place, the day and the hour of such meeting, and shall also state the purpose or purposes for which the meeting is called.

Section 3. **SPECIAL MEETINGS**. Special meetings of the shareholders, for any purpose or purposes whatsoever, may be called at any time by the president or by the board of directors, or by one or more shareholders holding not less than 10% of the voting power of the corporation. Except in special cases where other express provision is made by statute, notice of such special meetings shall be given in the same manner as for annual meetings of shareholders. Notices of any special meeting shall specify in addition to the place, day and hour of such meeting, the purpose or purposes for which the meeting is called.

Section 4. **ADJOURNED MEETINGS AND NOTICE THEREOF**. Any shareholders' meeting, annual or special, whether or not a quorum is present, may be adjourned from time to time by the vote of a majority of the shares, the holders of which are either present in person or represented by proxy thereat, but in the absence of a quorum, no other business may be transacted at any such meeting.

When any shareholders' meeting, either annual or special, is adjourned for thirty (30) days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid, it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting, other than by announcement at the meeting at which such adjournment is taken.

Section 5. **ENTRY OF NOTICE.** Whenever any shareholder entitled to vote has been absent from any meeting of shareholders, whether annual or special, an entry in the minutes to the effect that notice has been duly given shall be conclusive and incontrovertible evidence that due notice of such meeting was given to such shareholders, as required by law and the By-Laws of the corporation.

Section 6. **VOTING.** At all annual and special meetings of stockholders entitled to vote thereat, every holder of stock issued to a bona fide purchaser of the same, represented by the holders thereof, either in person or by proxy in writing, shall have one vote for each share of stock so held and represented at such meetings, unless the Articles of Incorporation of the company shall otherwise provide, in which event the voting rights, powers and privileges prescribed in the said Articles of Incorporation shall prevail. Voting for directors and, upon demand of any stockholder, upon any question at any meeting shall be by ballot. Any director may be removed from office by the vote of stockholders representing not less than two-thirds of the voting power of the issued and outstanding stock entitled to voting power.

Section 7. **QUORUM.** The presence in person or by proxy of the holders of a majority of the shares entitled to vote at any meeting shall constitute a quorum for the transaction of business. The shareholders present at a duly called or held meeting at which a quorum is present may continue to do business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

Section 8. **CONSENT OF ABSENTEES.** The transactions of any meeting of shareholders, either annual or special, however called and noticed, shall be as valid as though at a meeting duly held after regular call and notice, if a quorum be present either in person or by proxy, and if either before or after the meeting, each of the shareholders entitled to vote, not present in person or by proxy, sign a written Waiver of Notice, or a consent to the holding of such meeting, or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of this meeting.

Section 9. **PROXIES.** Every person entitled to vote or execute consents shall have the right to do so either in person or by an agent or agents authorized by a written proxy executed by such person or his duly authorized agent and filed with the secretary of the corporation; provided that no such proxy shall be valid after the expiration of eleven (11) months from the date of its execution, unless the shareholder executing it specifies therein the length of time for which such proxy is to continue in force, which in no case shall exceed seven (7) years from the date of its execution.

ARTICLE III

Section 1. **POWERS.** Subject to the limitations of the Articles of Incorporation or the By-Laws, and the provisions of the Nevada Revised Statutes as to action to be authorized or approved by the shareholders, and subject to the duties of directors as prescribed by the By-Laws, all corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation shall be controlled by the board of directors. Without prejudice to such general powers, but subject to the same limitations, it is hereby expressly declared that the directors shall have the following powers, to wit:

First - To select and remove all the other officers, agents and employees of the corporation, prescribe such powers and duties for them as may not be inconsistent with law, with the Articles of Incorporation or the By-Laws, fix their compensation, and require from them security for faithful service.

Second - To conduct, manage and control the affairs and business of the corporation, and to make such rules and regulations therefor not inconsistent with law, with the Articles of incorporation or the By-Laws, as they may deem best.

Third - To change the principal office for the transaction of the business of the corporation from one location to another within the same county as provided in Article I, Section 1, hereof; to fix and locate from time to time one or more subsidiary offices of the corporation within or without the State of Nevada, as provided in Article I, Section 2, hereof; to designate any place within or without the State of Nevada for the holding of any shareholders' meeting or meetings; and to adopt, make and use a corporate seal, and to prescribe the forms of certificates of stock, and to alter the form of such seal and of such certificates from time to time, as in their judgment they may deem best, provided such seal and such certificates shall at all times comply with the provisions of law.

Fourth - To authorize the issue of shares of stock of the corporation from time to time, upon such terms as may be lawful, in consideration of money paid, labor done or services actually rendered, debts or securities canceled, or tangible or intangible property actually received, or in the case of shares issued as a dividend, against amounts transferred from surplus to stated capital.

Fifth - To borrow money and incur indebtedness for the purposes of the corporation, and to cause to be executed and delivered therefor, in the corporate name, promissory notes, bonds, debentures, deeds of trust, mortgages, pledges, hypothecations or other evidences of debt and securities therefore.

Sixth - To appoint an executive committee and other committees and to delegate to the executive committee any of the powers and authority of the board in management of the business and affairs of the corporation, except the power to declare dividends and to adopt, amend or repeal By-Laws. The executive committee shall be composed of one or more directors.

Section 2. **NUMBER AND QUALIFICATION OF DIRECTORS.** The authorized number of directors of the corporation shall be not less than one (1) and no more than seven (7).

Section 3. **ELECTION AND TERM OF OFFICE.** The directors shall be elected at each annual meeting of shareholders, but if any such annual meeting is not held, or the directors are not elected thereat, the directors may be elected at any special meeting of shareholders. All directors shall hold office until their respective successors are elected.

Section 4. **VACANCIES**. Vacancies in the board of directors may be filled by a majority of the remaining directors, though less than a quorum, or by a sole remaining director, and each director so elected shall hold office until his successor is elected at an annual or a special meeting of the shareholders.

A vacancy or vacancies in the board of directors shall be deemed to exist in case of the death, resignation or removal of any director, or if the authorized number of directors be increased, or if the shareholders fail at any annual or special meeting of shareholders at which any director or directors are elected to elect the full authorized number of directors to be voted for at that meeting.

The shareholders may elect a director or directors at any time to fill any vacancy or vacancies not filled by the directors. If the board of directors accept the resignation of a director tendered to take effect at a future time, the board or the shareholders shall have the power to elect a successor to take office when the resignation is to become effective.

No reduction of the authorized number of directors

shall have the effect of removing any director prior to the expiration of his term of office.

Section 5. **PLACE OF MEETING.** Regular meetings of the board of directors shall be held at any place within or without the State which has been designated from time to time by resolution of the board or by written consent of all members of the board. In the absence of such designation, a regular meeting shall be held at the principal office of the corporation. Special meetings of the board may be held either at a place so designated, or at the principal office.

Section 6. **ORGANIZATION MEETING.** Immediately following each annual meeting of shareholders, the board of directors shall hold a regular meeting for the purpose of organization, election of officers, and the transaction of other business. Notice of such meeting is hereby dispensed with.

Section 7. **OTHER REGULAR MEETINGS.** Other regular meetings of the board of directors shall be held without call and the day of each month and at an hour deemed appropriate and set by the board of directors; provided, however, should such set day fall upon a legal holiday, then said meeting shall be held at the same time on the next day thereafter ensuing which is not a legal holiday. Notice of all such regular meetings of the board of directors is hereby dispensed with.

Section 8. **SPECIAL MEETINGS.** Special meetings of

the board of directors for any purpose or purposes shall be called at any time by the president, or, if he is absent or unable or refuses to act, by any vice president or by any two (2) directors.

Written notice of the time and place of special meetings shall be delivered personally to the directors or sent to each director by mail or other form of written communication, charges prepaid, addressed to him at his address as it is shown upon the records of the corporation, or if it is not shown on such records or is not readily ascertainable, at the place in which the meetings of the directors are regularly held. In case such notice is mailed or telegraphed, it shall be deposited in the United States mail or delivered to the telegraph company in the place in which the principal office of the corporation is located at least forty-eight (48) hours prior to the time of the holding of the meeting. In case such notice is delivered as above provided, it shall be so delivered at least twenty-four (24) hours prior to the time of the holding of the meeting. Such mailing, telegraphing or delivery as above provided shall be due, legal and personal notice to such director.

Section 9. **NOTICE OF ADJOURNMENT.** Notice of the time and place of holding an adjourned meeting need not be given to absent directors, if the time and place be fixed at the meeting adjourned.

Section 10. **ENTRY OF NOTICE**. Whenever any director has been absent from any special meeting of the board of directors, an entry in the minutes to the effect that notice has been duly given shall be conclusive and incontrovertible evidence that due notice of such special meeting was give to such director, as required by law and the By-Laws of the corporation.

Section 11. **WAIVER OF NOTICE**. The transactions of any meeting of the board of directors, however called and noticed or wherever held, shall be as valid as though had a meeting duly held after regular call and notice, if a quorum be present, and if, either before or after the meeting, each of the directors not present sign a written waiver of notice or a consent to the holding of such meeting or an approval of the minutes thereof. All such waivers, consents or approvals shall be filed with the corporate records or made a part of the minutes of the meeting.

Section 12. **QUORUM**. A majority of the authorized number of directors shall be necessary to constitute a quorum for the transaction of business, except to adjourn as hereinafter provided. Every act or decision done or made by a majority of the directors present at a meeting duly held at which a quorum is present, shall be regarded as the act of the board of directors, unless a greater number be required by law or by the Articles of Incorporation.

Section 13. **ADJOURNMENT.** A quorum of the directors may adjourn any directors' meeting to meet again at a stated day and hour; provided, however, that in the absence of a quorum, a majority of the directors present at any directors' meeting, either regular or special, may adjourn from time to time until the time fixed for the next regular meeting of the board.

Section 14. **FEES AND COMPENSATION.** Directors shall not receive any stated salary for their services as directors, but by resolution of the board, a fixed fee, with or without expenses of attendance may be allowed for attendance at each meeting. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity as an officer, agent, employee, or otherwise, and receiving compensation therefor.

ARTICLE IV.

Officers

Section 1. **OFFICERS.** The officers of the corporation shall be a president, a vice president and a secretary/treasurer. The corporation may also have, at the discretion of the board of directors, a chairman of the board, one or more vice presidents, one or more assistant secretaries, one or more assistant treasurers, and such other officers as may be appointed in accordance with the provisions of Section 3 of this Article. Officers other than president and chairman of the board need not be directors. Any person may hold two or more offices.

Section 2. **ELECTION.** The officers of the corporation, except such officers as may be appointed in accordance with the provisions of Section 3 or Section 5 of this Article, shall be chosen annually by the board of directors, and each shall hold his office until he shall resign or shall be removed or otherwise disqualified to serve, or his successor shall be elected and qualified.

Section 3. **SUBORDINATE OFFICERS, ETC.** The board of directors may appoint such other officers as the business of the corporation may require, each of whom shall hold office for such period, have such authority and perform such duties as are provided in the By-Laws or as the board of directors may from time to time determine.

Section 4. **REMOVAL AND RESIGNATION.** Any officer may be removed, either with or without cause, by a majority of the directors at the time in office, at any regular or special meeting of the board.

Any officer may resign at any time by giving written notice to the board of directors or to the president, or to the secretary of the corporation. Any such resignation shall take effect at the date of the receipt of such notice or at any later time specified therein; and, unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

Section 5. **VACANCIES**. A vacancy in any office because of death, resignation, removal, disqualification or any other cause shall be filled in the manner prescribed in the By-Laws for regular appointments to such office.

Section 6. **CHAIRMAN OF THE BOARD**. The chairman of the board, if there shall be such an officer, shall, if present, preside at all meetings of the board of directors, and exercise and perform such other powers and duties as may be from time to time assigned to him by the board of directors or prescribed by the By-Laws.

Section 7. **PRESIDENT**. Subject to such supervisory powers, if any, as may be given by the board of directors to the chairman of the board, if there be such an officer, the president shall be the chief executive officer of the corporation and shall, subject to the control of the board of directors, have general supervision, direction and control of the business and officers of the corporation. He shall preside at all meetings of the shareholders and in the absence of the chairman of the board, or if there be none, at all meetings of the board of directors. He shall be ex-officio a member of all the standing committees, including the executive committee, if any, and shall have the general powers and duties of management usually vested in the office of president of a corporation, and shall have such other powers and duties as may be prescribed by the board of directors or the By-Laws.

Section 8. **VICE PRESIDENT**. In the absence or disability of the president, the vice presidents in order of their rank as fixed by the board of directors, or if not ranked, the vice president designated by the board of directors, shall perform all the duties of the president and when so acting shall have all the powers of, and be subject to all the restrictions upon, the president. The vice presidents shall have such other powers and perform such other duties as from time to time may be prescribed for them respectively by the board of directors or the By-Laws.

Section 9. **SECRETARY**. The secretary shall keep, or cause to be kept, a book of minutes at the principal office or such other place as the board of directors may order, of all meetings of directors and shareholders, with the time and place of holding, whether regular or special, and if special, how authorized, the notice thereof given, the names of those present at directors' meetings, the number of shares present or represented at shareholders' meetings and the proceedings thereof.

The secretary shall keep, or cause to be kept, at the principal office, a share register, or a duplicate share register, showing the names of the shareholders and their addresses; the number and classes of shares held by each; the number and date of certificates issued for the same, and the number and date of cancellation of every certificate surrendered for cancellation.

The secretary shall give, or cause to be given, notice of all the meetings of the shareholders and of the board of directors required by the By-Laws or by law to be given, and he shall keep the seal of the corporation in safe custody, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or the By-Laws.

Section 10. **TREASURER**. The treasurer shall keep and maintain, or cause to be kept and maintained, adequate and correct accounts of the properties and business transactions of the corporation, including accounts of its assets, liabilities, receipts, disbursement, gains, losses, capital, surplus and shares. Any surplus, including earned surplus, paid-in surplus and surplus arising from a reduction of stated capital, shall be classified according to source and shown in a separate account. The books of account shall at all times be open to inspection by any director.

The treasurer shall deposit all moneys and other valuables in the name and to the credit of the corporation with such depositaries as may be designated by the board of directors. He shall disburse the funds of the corporation as may be ordered by the board of directors, shall render to the president and directors, whenever they request it, an account of all of his transactions as treasurer and of the financial condition of the corporation, and shall have such other powers and perform such other duties as may be prescribed by the board of directors or the By-Laws.

ARTICLE V.

INDEMNIFICATION OF OFFICERS, DIRECTORS AND KEY PERSONNEL

Section 1. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, except an action by or in the right of the corporation, by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses including attorneys fees, judgments, fines and amounts paid in settlement actually and reasonable incurred by such person in connection with the action, suit or proceeding if such person acted in good faith and in a manner which he reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. The termination of any action, suit or proceeding by judgment, order, settlement, conviction or upon a plea of nolo contendere or its equivalent, does not, of itself, create a presumption that the person did not act in good faith and in a manner which he reasonably believed to be in or not opposed to the best interest of the corporation, and that, with respect to any criminal action or proceeding, such person had reasonable cause to believe that his conduct was unlawful.

Section 2. The corporation may indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the corporation to procure a judgment in the corporation=s favor by reason of the fact that such person is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise against expenses including amount paid in settlement and attorneys fees actually and reasonable incurred by such person in connection with the defense or settlement of the action or suit if such person acted in good faith and in a manner which such person reasonably believed to be in or not opposed to the best interests of the corporation. Indemnification may not be made for any claim, issue or matter as to which such a person has been adjudged by a court of competent jurisdiction determining, after exhaustion of all appeals therefrom, to be liable to the corporation or for amount paid in settlement to the corporation, unless and only to the extent that the court in which the action or suit was brought or other court of competent jurisdiction determines upon application that in view of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses as the court deems proper.

Section 3. To the extent that a director, officer, employee or agent of a corporation had been successful on the merits or otherwise in defense of any action, suit or proceeding referred to in Sections 1 and 2 of this Article V, or in defense of any claim, issue or matter therein, the corporation shall indemnify him against expenses, including attorneys fees, actually and reasonably incurred by such person in connection with the defense.

Section 4. The procedure for authorizing the

indemnifications listed in Section 1, 2 and 3 of this Article V, and the limitations on such indemnification and advancement of expenses, shall be that set forth in Section 78.751 of the Nevada Revised Statutes, and shall be amended from time to time as such statute is amended.

ARTICLE VI.

Miscellaneous

Section 1. **RECORD DATE AND CLOSING STOCK BOOKS.** The board of directors may fix a time, in the future, not exceeding fifteen (15) days preceding the date of any meeting of shareholders, and not exceeding thirty (30) days preceding the date fixed for the payment of any dividend or distribution, or for the allotment of rights, or when any change or conversion or exchange of shares shall go into effect, as a record date for the determination of the shareholders entitled to notice of and to vote at any such meeting, or entitled to receive any such dividend or distribution, or any such allotment of rights, or to exercise the rights in respect to any such change, conversion or exchange of shares, and in such case only shareholders of record on the date so fixed shall be entitled to notice of and to vote at such meetings, or to receive such dividend, distribution or allotment of rights, or to exercise such rights, as the case may be, notwithstanding any transfer of any shares on the books of the corporation after any record date fixed as aforesaid. The board of directors may close the books of the corporation against transfers of shares during the whole, or any part of any such period.

Section 2. **INSPECTION OF CORPORATE RECORDS**. The share register or duplicate share register, the books of account, and minutes of proceedings of the shareholders and directors shall be open to inspection upon the written demand of a shareholder or the holder of a voting trust certificate, as limited herein, at any reasonable time, and for a purpose reasonably related to his interests as a shareholder, or as the holder of a voting trust certificate. Such inspection rights shall be governed by the applicable provisions of the Nevada Revised Statutes shall be no more permissive that such statutes as to percentage of ownership required for inspection and scope of the permitted inspection. Demand of inspection other than at a shareholders' meeting shall be made in writing upon the president, secretary or assistant secretary of the corporation.

Section 3. **CHECKS, DRAFTS, ETC**. All checks, drafts or other orders for payment of money, notes or other evidences of indebtedness, issued in the name of or payable to the corporation, shall be signed or endorsed by such person or persons and in such manner as, from time to time, shall be determined by resolution of the board of directors.

Section 4. **ANNUAL REPORT**. The board of directors of the corporation shall cause to be sent to the shareholders not later than one hundred twenty (120) days after the close of the fiscal or calendar year an annual report.

Section 5. **CONTRACT, ETC., HOW EXECUTED.** The board of directors, except as in the By-Laws otherwise provided, may authorize any officer or officers, agent or agents, to enter into any contract, deed or lease or execute any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances; and unless so authorized by the board of directors, no officer, agent or employee shall have any power or authority to bind the corporation by any contract or engagement or to pledge its credit to render it liable for any purpose or to any amount.

Section 6. **CERTIFICATES OF STOCK**. A certificate or certificates for shares of the capital stock of the corporation shall be issued to each shareholder when any such shares are fully paid up. All such certificates shall be signed by the president or a vice president and the secretary or an assistant secretary, or be authenticated by facsimiles of the signature of the president and secretary or by a facsimile of the signature of the president and the written signature of the secretary or an assistant secretary. Every certificate authenticated by a facsimile of a signature must be countersigned by a transfer agent or transfer clerk.

Certificates for shares may be issued prior to full payment under such restrictions and for such purposes as the board of directors or the By-Laws may provide; provided, however, that any such certificate so issued prior to full payment shall state the amount remaining unpaid and the terms of payment thereof.

Section 7. **REPRESENTATIONS OF SHARES OF OTHER CORPORATIONS.** The president or any vice president and the secretary or assistant secretary of this corporation are authorized to vote, represent and exercise on behalf of this corporation all rights incident to any and all shares of any other corporation or corporations standing in the name of this corporation. The authority herein granted to said officers to vote or represent on behalf of this corporation or corporations may be exercised either by such officers in person or by any person authorized so to do by proxy or power of attorney duly executed by said officers.

Section 8. **INSPECTION OF BY-LAWS.** The corporation shall keep in its principal office for the transaction of business the original or a copy of the By-Laws as amended, or otherwise altered to date, certified by the secretary, which shall be open to inspection by the shareholders at all reasonable times during office hours.

ARTICLE VI.

Amendments

Section 1. **POWER OF SHAREHOLDERS.** New By-Laws may be adopted or these By-Laws may be amended or repealed by the vote of shareholders entitled to exercise a majority of the voting power of the corporation or by the written assent of such shareholders.

Section 2. **POWER OF DIRECTORS.** Subject to the right of shareholders as provided in Section 1 of this Article VI to adopt, amend or repeal By-Laws, By-Laws other than a By-Law or amendment thereof changing the authorized number of

directors may be adopted, amended or repealed by the board of directors.

Section 3. **ACTION BY DIRECTORS THROUGH CONSENT IN LIEU OF MEETING.** Any action required or permitted to be taken at any meeting of the board of directors or of any committee thereof, may be taken without a meeting, if a written consent thereto is signed by all the members of the board or of such committee. Such written consent shall be filed with the minutes of proceedings of the board or committee.

/s/ 
Amanda Cardinalli
Incorporator

EXHIBIT 4.1

REGULATION A SUBSCRIPTION AGREEMENT

Russell Industries, Inc.
Subscription Agreement

A purchaser of Shares must complete, date, execute, submit online or deliver to the Company the following documents, as applicable:

1. An original signed copy or online submission of this Subscription Agreement; and
2. A check, wire transfer, or other acceptable common form of payment payable to "Russell Industries, Inc." in the amount of $______ per Share for each Share purchased as called for in the Subscription Agreement.

Russell Industries, Inc.
Subscription Agreement

4800 Research Forest Drive, Suite #131
The Woodlands, TX 77381
Phone: 281-364-4025
Fax: 281-364-4026
E-mail: rusind@aol.com

To whom it may Concern:

You have informed the undersigned ("Purchaser") that Russell Industries, Inc., a Nevada Corporation ("the Company"), wishes to raise Five Million Dollars ($5,000,000) from various persons by selling Shares of the Company's Common Stock, at a price of $_______ per Share.

I have had the opportunity to read or download the Offering Circular and it is acknowledged that a copy will be included with my stock purchase. I further understand that my rights and responsibilities as a Purchaser will be governed by the terms and conditions of this Subscription Agreement. I understand that you will rely on the following information to confirm that I desire to be an Investor, as defined in Regulation "A" promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and subject to Company approval.

This Subscription Agreement is one of a number of such subscriptions for Shares. By signing this Subscription Agreement, I offer and agree to purchase and subscribe from the Company the number of Shares set forth below on the terms specified herein. The Company reserves the right, in its complete discretion, to reject any subscription offer or to reduce the number of shares allotted. If this offer is accepted, the Company will execute a copy of this Subscription Agreement and return it to me. I understand that commencing on the date of this Offering all funds received by the Company in full payment of subscriptions for Shares will be deposited directly into the Russell Industries, Inc. corporate account. All proceeds from the sale of Shares will be delivered directly to the Company, or to the Selling Shareholders, respectively, in accordance with the terms of the Offering Circular.

2. Representations and Warranties.

I represent and warrant to the Company that:

I have adequate means of providing for my current needs and possible contingencies and I have no need for liquidity of my investment in the Shares; the purchase of Shares is consistent, in both nature and amount, with my overall investment program and financial condition.

The address set forth below is my true and correct residence, and I have no intention at this time of becoming a resident of any other state or jurisdiction.

____
Purchaser Initials

(a) I understand the risks implicit in the business of the Company. Among other things, I understand that there can be no assurance that the Company will be successful in obtaining the funds necessary for its immediate success. If only a fraction of the maximum amount of the Offering is raised, the Company may have to expand more slowly than anticipated, and proceeds from this one Offering may not be sufficient for the Company's total long-term needs.

(b) Other than as set forth in this Subscription Form/Agreement and the Offering Circular, no person or entity has made any representation or warranty whatsoever with respect to any matter or thing concerning the Company and this offering, and I am purchasing the Shares solely upon my own investigation and evaluation.

(c) The Shares for which I subscribe are being acquired solely for my own account, business, etc., as an investment. In order to induce the Company to sell shares to me, the Company will have no obligation to recognize the ownership, beneficial or otherwise, of the Shares by anyone but me.

(d) I am aware of the following:

i. The Shares are a speculative investment which involves at least the same degree of risk facing any startup company; and
ii. The financial statements of the Company have merely been compiled, and have not been review or audited.

(e) No Federal or State agency has made any finding or determination as to the fairness of the Shares for public investment nor any recommendation or endorsement of the Shares.

(f) Except as set forth in the subscription, none of the following information has ever been represented, guaranteed, or warranted to me expressly or by implication, by any broker, the Company, or agents or employees of the foregoing, or by any other person:

i. The appropriate or exact length of time that I will be required to hold the Shares;
ii. The profit to be realized, if any, as a result of an investment in the Shares.

(g) I hereby agree to indemnify and hold harmless the Company, its Officers, Directors, and Representatives from and against any and all liability, damage, cost or expense, including reasonable attorney fees, incurred on account of or arising out of:

i. Any inaccuracy in the declarations, representations, and warranties set forth above;
ii. The disposition of any of the Shares by me which is contrary to the foregoing declarations, representations, and warranties; and
iii. Any action, suit or proceeding based upon (1) the claim that said declarations, representations, or warranties were inaccurate or misleading or otherwise cause for obtaining damages or redress from the Company; or (2) the disposition of any of the shares.

(h) By entering into this Subscription Agreement, I acknowledge that the Company is relying on the truth and accuracy of my representations.

The foregoing representation and warranties are true and accurate as of the date hereof, shall be true and accurate as of the date of the delivery of the funds to the Company and shall survive such delivery. If, in any respect, such representations and warranties are not true and accurate prior to delivery of the funds, I will give written notice of the fact to the Company, specifying which representations and warranties are not true and accurate and the reasons therefore. The Company will decide the appropriate action to take after responding, including a full refund of stock purchased.

____

Purchaser's Initials

3. Transferability. I understand that I may sell or otherwise transfer my shares under the Regulation "A" provisions of the Securities Act.

4. Indemnification. I understand that the meaning and legal consequences of the representations and warranties contained hereof, and I will indemnify and hold harmless the Company, its Officers, Directors, and Representatives involved in the offer or sale of the shares to me, as well as each of the managers and representatives, employees and agents and other controlling persons of each of them, from and against any and all loss, damage or liability due to or arising out of a breach of any representation or warranty of mine contained in this Subscription Agreement.

5. Revocation. I will not cancel, terminate or revoke this Subscription Agreement or any agreement made by me hereunder and this Subscription Agreement shall survive my death or disability.

6. Termination of Agreement. If this subscription is rejected by the Company, then this Subscription Agreement shall be null and void and of no further force and effect, no party shall have any rights against any other party hereunder, and the Company shall promptly return to me the funds delivered with this Subscription Agreement.

7. Miscellaneous.

   (a) This Subscription Agreement shall be governed by and construed in accordance with the substantive law of the state of Nevada and the Regulation "A" provisions of the Security and Exchange Act.

   (b) This Subscription Agreement and offering circular constitutes the entire agreement between the parties hereto with respect to the subject matter hereof and may be amended only in writing and executed by all parties.

8. Ownership Information. Please print (below) the total number of shares to be purchased, and the exact name(s) in which the shares will be registered.

Total Shares: ______

Name(s): ________________________________

______ Single Person
______ Husband and Wife, as community property
______ Joint Tenants (with right of survivorship)
______ Tenants in Preferred
______ A married person as separate property
______ Corporation or other organization
______ A Partnership
______ Trust
______ IRA

____
Purchaser's Initials

______ Tax-Qualified Retirement Plan
(i) Trustee(s)/Custodian ____________________________
(ii) Trust Date ____
(iii) Name of Trust ____________________________________
(iv) For the Benefit of: ___________________________________

______ Other: ____
(please explain)

Social Security or Tax I.D.#: __________________________________

Residence Address:

____
(Street Address)

____
(City) (State) (Zip)

Mailing Address: (Complete only if different from Residence)

____
(Street Address) (If P.O. Box, include address for surface delivery if different than residence)

____
(City) (State) (Zip)

Phone Numbers

Home: ______________________

Business: __________________________

Fax: ______________________________

9. Date and Signatures. Dated ____________________, 200__.

Purchasers' Signatures
Purchaser Name (Print)

____________________________ ____________________________

____________________________ ____________________________

____________________________ ____________________________
Date Date

(Each co-owner or joint owner must sign – Names must be signed exactly as listed under "Purchaser Name")

ACCEPTED:

Russell Industries, Inc.

By: _________________________ Dated: ______________________, 200__
Richard Berman
President, Chief Executive Officer, and sole director

EXHIBIT 5.1



THE SOURLIS LAW FIRM

Securities and Corporate Attorneys

Virginia K. Sourlis, Esq., MBA*
Philip Magri, Esq.+
Joseph M. Patricola, Esq.*+ #

* Licensed in NJ
+ Licensed in NY
# Licensed in DC

214 Broad Street
Red Bank, New Jersey 07701
(732) 530-9007 Fax (732) 530-9008
www.SourlisLaw.com
Virginia@SourlisLaw.com

VIA REGULAR MAIL

August 17, 2010

Russell Industries, Inc.
4800 Research Forest Drive, Suite #131
The Woodlands, TX 77381

Re: Offering of up to 9,000,000,000 shares of Common Stock, par value $0.000001 by Russell Industries, Inc., a Nevada corporation.

Ladies and Gentlemen,

We have acted as counsel to Russell Industries, Inc., a Nevada corporation (the "Issuer"), solely for the purpose of issuing this opinion letter (this "Opinion") in connection with the filing with the Securities and Exchange Commission (the "Commission") of a offering statement on Form 1-A (the "Offering Statement") regarding the proposed offering (the "Offering") of up to 9,000,000,000 shares of the common stock of the corporation, par value $0.000001.We are providing this Opinion at your request.

In order to render this Opinion, we have examined and are relying upon copies of the following documents (collectively, the "Documents"):

As a basis for the opinions expressed herein, we have examined such representations, statements and certificates of directors and officers of the Issuer, as well as such other documents, as we have deemed relevant or proper, all of which statements, certificates and documents are identified below:

a. Certificate of Incorporation of Russell Industries, Inc. filed with the Secretary of State of the State of Nevada February 20, 1997;

b. Certificate of Amendment to the Certificate of Incorporation, as filed with the Secretary of State of the State of Nevada October 2, 2009.

c. Certificate of Amendment to the Certificate of Incorporation, as filed with the Secretary of State of the State of Nevada March 5, 2010.

d. The bylaws of the Issuer;

e. The organizational action of the incorporator of the Issuer;

f. Corporate resolutions of the Issuer dated as of various times throughout the Issuer's existence;

g. Subscriptions to the capital stock of the Issuer and the corresponding documentation with regards to each offering;

h. Stock ledgers and investor lists of the Issuer dated as of various times throughout the Issuer's existence;

i. Financial statements of the Issuer dated as of various times throughout the Issuer's existence, none of which were audited by an independent accounting firm;

j. The organizational action of the shareholders of the Issuer;

k. The organizational action of the directors of the Issuer;

l. The certificate of existence with respect to the Issuer, as issued by the Secretary of State of Nevada;

m. The certificate of an officer of the Issuer dated concurrently herewith.

For the purpose of rendering this Opinion, we have examined such questions of law as we have deemed appropriate. As to questions of fact, we have relied without independent investigation (unless expressly indicated herein) on, and we have assumed the accuracy and validity of, the corporate records of the Issuer and certificates of certain public officials. We have assumed the authenticity of all the Documents submitted to us as originals, the genuineness of all signatures in the Documents, the legal capacity of all natural persons executing the Documents and the conformity to the originals of all documents submitted to us as photocopies, telecopies or conformed copies. However, except for the Documents listed above, we have not (unless expressly indicated herein) reviewed any other document or conducted any other examination of any public record and the opinions rendered herein are limited accordingly.

Based upon the foregoing and subject to the assumptions, qualifications, exceptions and other limitations set forth herein, we are of the opinion that:

1. The Issuer is a duly organized and validly existing corporation in good standing under the laws of the State of Nevada and has all requisite power and authority to issue, sell and deliver the shares of common stock, and to carry on its business and own its property;

2. The authorized shares of the Issuer consist of 29,999,000,000 shares of common stock, of which 4,800,261,870 are outstanding and 1,000,000 shares of Preferred Stock, of which 100,000 Shares of Series A Preferred Stock are outstanding; and

3. The shares of common stock being offered in the Offering have been duly authorized and, upon receipt of the consideration per common share as stipulated in the Form 1-A Offering Statement will be validly issued, fully paid and nonassessable, in accordance with Federal law and the applicable laws of the State of Nevada, the Issuer's state of incorporation.

Without limitation on and in addition to any other assumption, qualification, exception or limitation expressed elsewhere in this Opinion, the foregoing opinions are subject in their entirety to, and expressly limited by, the following assumptions, qualifications, exceptions and limitations.

a. The members of our firm are collectively licensed to practice law in the States of New Jersey, New York, and the District of Columbia, and accordingly, express no opinion with respect to the law, or the effect of the law, of any jurisdiction other than the States of New Jersey or New York, the District of Columbia, or the United States of America.

b. The Documents specified herein may not constitute all of the documents relevant to the Offering. We have not reviewed any other document except the Documents specified herein and the opinions expressed herein are based solely upon the Documents specified herein. Moreover the opinions expressed herein are not based upon and do not relate to any other document, agreement or instrument that may be referenced in, incorporated into or related to any of the Documents.

c. This Opinion is delivered as of the date hereof and is based upon the current state of the law existing and effective as of the date of this Opinion. We undertake no obligation or responsibility to update or supplement this Opinion in the event of, or in response to, any subsequent change in the law, or upon the occurrence after the date of this Opinion of any event or circumstance, which may affect the opinions expressed herein.

d. Other than as expressly set forth herein, we express no opinion regarding information set forth in the Offering Statement or in any appendix, schedule or exhibit thereto. We express no opinion whatsoever with respect to the legality of the proposed Offering under the securities laws of the Federal Government or of any State, including no opinion related to whether the common shares, when issued, will have been properly qualified or will be exempt from registration. Furthermore, we express no opinion regarding the Offering, including the proposed manner of advertising or selling the common shares. In this regard, we have not advised the Issuer in any way regarding the qualification of, or the applicability of any exemption from registration available to, the common shares or regarding the proposed advertising and sale of the common shares.

e. This Opinion is limited to the legal matters expressly addressed herein and we express no opinion, and no opinion is to be inferred or implied, on any other matter not specifically addressed in this Opinion.

f. The Issuer is hereby authorized to file and distribute copies of this Opinion along with copies of the Offering Statement or of the offering circular contained therein.

g. Our law firm hereby grants consent to the Issuer to file this legality opinion as an Exhibit to this offering statement. Our law firm also grants the issuer consent to use and reference our law firm name as appropriate within the contents of the offering statement.

We hereby consent to the filing of this Opinion with the Commission as well as with all state regulatory bodies and jurisdictions in which qualification or coordination is sought for the issuance of the Common Shares.

Sincerely,

The Sourlis Law Firm



Virginia K. Sourlis, Esq.

EXHIBIT 10.1

EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT, dated as of November 30, 2006 by and between and affiliated and associated companies known as Russell Industries, Inc.(the "Company") listed on Pink Sheet Market and a Nevada corporation, with its resident office located at 50 West Liberty Street, Suite 880, Reno, Nevada 89501 and principal office located at 66 Mill Point Place, The Woodlands, Texas 77380 and Richard M. Berman (the "Executive"), an individual residing at 66 Mill Point Place, The Woodlands, Texas 77380.

W I T N E S S E T H:

WHEREAS, effective December 1, 2006, the Executive will continue to serve as President and Chief Executive Officer (CEO) of the Company; and

WHEREAS, the Company, having been cleared for quotation on April 6, 2006 due to the Executive becoming President and CEO on July 5, 2005, desires to continue to employ the Executive and the Executive desires to undertake employment with the Company in the capacity and under the terms and conditions set forth herein;

NOW, THEREFORE, in consideration of the foregoing and the mutual promises and covenants set forth herein, and other good and valuable consideration, the Company and the Executive agree as follows:

SECTION I

EMPLOYMENT

1.1 Term. The Company agrees to employ the Executive, and the Executive agrees to serve the Company, for a term beginning on December 1, 2006 and continuing for a six (6) year period thereafter (the "Initial Term"), subject to renewal at the expiration of the Initial Term, for successive terms of one (1) year each, commencing on the day after the expiration of the then current term, unless either party elects to terminate this Agreement by giving notice to the other party at least three (3) months prior to the expiration of the then current term, and subject in any event to earlier termination at any time during the Executive's period of employment as hereafter provided (the "Employment Term").

1.2 Duties and Responsibilities.

(a) The Executive shall be employed as President and CEO of the Company. The Company plans to open new principal office to accommodate the Executive at a sight to be determined by June 1, 2007. Until the new office is opened, the Executive will be employed at the current principal office in The Woodlands, Texas, except for such business travel as the Company shall reasonably require. The Executive shall have all duties and authority customarily accorded as President and CEO subject to the direction and control of the Board of Directors of the Company (the "Board"). The Executive shall perform such additional duties for the Company and its affiliates as may from time to time be assigned and which are consistent with his position. The Executive hereby promises to perform and discharge well and faithfully all duties of his position. The Executive agrees that he shall comply with all applicable governmental laws, rules and regulations and with all of the Company's policies, rules and/or regulations applicable to the employees of the Company and the conduct of its business. If Executive is elected as a director or officer of the Company or any affiliate of the Company, the Executive shall serve in such capacity or capacities without further compensation.

(b) The Executive shall devote his time, attention and energies to the business of the Company and shall during the term of this Agreement be allowed to engage in any other business activity whether or not such business activity is pursued for gain, profit or other pecuniary advantage; provided however, that this shall not be construed as preventing the Executive from investing his personal assets in businesses which do not compete with the Company in such form or manner as will not require any services on the part of the Executive in the operation of the affairs of the companies in which such investments are made and in which his participation is solely that of an investor, nor shall this be construed as preventing the Executive from purchasing securities in any corporation whose securities are regularly traded; provided that such purchases shall not result in his collectively owning beneficially at any time one percent (1%) or more of the equity securities of any corporation engaged in a business competitive to that of the Company, without the express prior written consent of the Company.

1.3 Compensation During the Employment Term.

(a) As compensation for the Executive's services hereunder, the Company shall pay to the Executive a salary as follows: (1) From December 1, 2006 to November 30, 2012, a cash salary of a guaranteed minimum of $550,000.00 to as much as $1,000,000.00 which amounts shall be subject to applicable withholding and payable in accordance with the regular payroll practices of the Company as in effect from time to time. The Board in its discretion may increase the Executive's annual salary after periodic review, which shall occur not less frequently than annually.

(b) Additionally, the Executive shall receive equity interests in projects, private companies, and public companies, stock options in public companies, performance bonuses, medical plan, retirement plan, country club membership and monthly dues and a new business office. This additional compensation has been agreed to by the Board and the Executive and is executed as part of this agreement as agreement

(c) The Executive shall also be entitled to partnership interests in private oil and gas trusts that are set aside for employees, officers, directors and consultants at the sole discretion of the Board

(d) The Executive shall also be eligible for and participate in such employee benefits and fringe benefits programs as shall be generally provided to other senior executives of the Company, including such health, accident, long term disability and life insurance and retirement programs as may be adopted from time to time during the term hereof by the Company.

(e) The Executive shall be entitled to thirty (30) days non-cumulative paid vacation in each calendar year during the Employment Term (or a pro rata portion thereof in any partial calendar year during the Employment Term) which shall be taken at such time or times during each calendar year or within the first three months of the following calendar year as the Executive and the President of the Company shall reasonably determine.

(f) The Executive is authorized to incur reasonable ordinary and necessary business expenses in the performance of his duties hereunder, including without limitation, expenses for travel, entertainment and other business purposes. The Company shall reimburse the Executive for all such expenses incurred by him, upon presentation of itemized accounts and submission of receipts in accordance with the Company's policies and procedures.

(g) The Company shall pay to the Executive an automobile allowance of $1200.00 per month. The Executive shall be solely responsible for the maintenance, insurance and repair of the automobile.

SECTION II

TERMINATION OF EMPLOYMENT

2.1 Termination. The Company may terminate the Executive's employment hereunder as follows:

(a) In the event that the Executive becomes physically or mentally incapacitated or is injured such that, in the judgement of the Board of the Company, he is unable to perform the services required of him hereunder and such inability to perform continues for a consecutive period in excess of one hundred and eighty (180) days, the Company shall have the right to terminate this Agreement without having any obligation to the Executive other than to pay any earned but unpaid salary through the date of termination, and such disability and other benefits as may be payable under the provisions of the Company's employee benefit plans.

(b) The Company may terminate this Agreement for "Cause" immediately upon written notice of such termination to the Executive. In the event of a termination for Cause, the Company shall have no obligation to the Executive other than to pay any earned but unpaid salary through the date of termination. As used herein, "Cause" means (i) willful misconduct by the Executive in the performance of his duties hereunder which causes material damage or injury to the business or reputation of the Company; (ii) Executive's direct and active fraud or embezzlement in the performance of the Executive's duties; (iii) continuing refusal by the Executive to perform a material portion of his duties hereunder which is not cured within thirty (30) days after written notice to Executive specifying the duties which the Executive has refused to perform; (iv) any material breach of this Agreement which is not cured within thirty (30) days after written notice to the Executive; (v) the conviction of the Executive for any felony relating to performance of duties.

(c) The Company may terminate this Agreement for other than Cause or physical or mental incapacity as set forth above at any time by providing three (3) months' prior written notice to the Executive of the effective date of such termination. In such event, the Company shall continue to pay the Executive's salary and insurance benefits in effect as of the termination date for the lesser of (i) eighteen (18) months following the termination or (ii) the remainder of the Employment Term, provided that such severance payment shall be payable by the Company only if the Executive complies with the provisions of this Agreement, including, without limitation, Section III. During the balance of the term or notice period, Executive agrees to make himself available on an as needed basis to assist with any transition responsibilities. If the Company shall decide not to renew this Agreement at the expiration of the Initial Term or any renewal term, the three (3) month notification of the Company's intention not to renew prior to expiration of the Initial Term or any subsequent renewal term shall serve as adequate termination notice and the Executive hereby agrees to make a smooth transition of responsibilities during such three (3) month period.

(d) The Executive may elect to terminate his employment for "Good Reason", in which event the Executive shall be treated as if the Company had terminated his employment for other than Cause. "Good Reason" shall mean (i) a substantial reduction in responsibilities or authority, or a demotion of the Executive, in each case without Executive's consent, or (ii) a relocation of Executive outside of New Jersey without Executive's consent, or (iii) any material breach of this agreement not cured within 30 days of written notice to the Company. In order for the Executive to terminate his employment for Good Reason, the Executive must give the Company notice of his termination for Good Reason, stating the basis for the termination within ninety (90) days after the Executive becomes aware of the occurrence of the event constituting Good Reason.

(e) Executive may, for any reason, elect to terminate his employment hereunder other than for Good Reason by providing ninety (90) days prior written notice to the Company. In the event of such termination by the Executive, the Company shall have no obligations to the Executive other than to pay earned but unpaid salary through the date of termination and to provide benefits through the date of termination as may be provided under the terms of any applicable employee benefit plan of the Company. The Company will be obligated to continue the Executive's salary and benefits for the full 90 day notice period, even if the Company elects to have the Executive vacate his position after he gives notice, but before expiration of 90 days.

(f) In the event that the Executive's employment with the Company or any successor entity to which this agreement is assigned is terminated for any reason by either party within the twenty-four (24) month period following a "Change in Control", the Executive shall be entitled to receive a lump sum payment equal to the entire remainder of his salary as in effect immediately prior to his termination of employment plus 1 times the greater of the bonus paid to him under Section 1.3(b) above for the most recently completed fiscal year of the Company or the average of such bonuses paid for the two most recently completed fiscal years of the Company. In such event, the Company will provide the Executive with fully paid benefit continuation for 1 year, exclusive of COBRA, to the extent legally permitted. For purposes of this Agreement, "Change in Control" shall mean the acquisition, merger, reorganization or consolidation of the Company as a result of which (i) all or substantially all of the business and/or assets of the Company shall be owned or otherwise controlled by another corporation or other entity; and (ii) individuals who are members of the Board immediately prior to the transaction shall not constitute a majority of the board of directors of the survivor or successor entity immediately after the effective date of the transaction.

(g) Upon the death of the Executive, the Company shall pay any earned but unpaid salary through the date of death and any employee benefits which shall become payable upon death.

2.2 Upon Termination. Upon termination of the Executive's employment with the Company, the Executive shall return to the Company immediately all keys, passcards, memoranda, records, notes, reports, software, customer lists, and other documents or recorded information of any kind relating to the Company, in any form, and any copies thereof, and any other property of the Company of any kind that may be in the Executive's possession or under his control.

SECTION III

CONFIDENTIAL INFORMATION, INTELLECTUAL PROPERTY AND NON-COMPETITION

3.1 Nondisclosure of Confidential Information. The Executive recognizes and acknowledges that the trade secrets, know-how, proprietary processes, inventions, research projects, financial information, customer and supplier lists, proprietary knowledge or data, other business records and affairs of the Company and its affiliates, and confidential methods of operation of the Company and its affiliates as they may exist from time to time are valuable, special and unique assets of the business of the Company and its affiliates, access to and knowledge of which are essential to the performance of the Executive's duties hereunder. The Executive will not, during or after the term of his employment by the Company or any of its affiliates, in whole or in part, disclose such secrets, records, lists, knowledge, data, methods, information, inventions, research projects, know-how or processes to any person, firm, corporation, association or other entity for any reason or purpose whatsoever, except in connection with the performance of his duties hereunder, nor shall the Executive make use of any such property for his own purposes or for the benefit of any person, firm, corporation or other entity (except the Company and its affiliates) under any circumstances during or after the term of his employment, provided that after the term of his employment these restrictions shall not apply to such secrets, records, lists, knowledge, data, methods, information, inventions, research projects, know-how and processes which are then in the public domain (provided that the Executive was not responsible, directly or indirectly, for such secrets, records, lists, knowledge, data, methods, information, inventions, research projects, know-how or processes entering the public domain without the Company's consent or which Executive had knowledge or possession prior to employment with the company or learned through another independent non-protected means).

3.2 Intellectual Property. The Executive hereby sells, transfers and assigns to the Company or to any person or entity as may be designated by the Company all of the entire right, title and interest of the Executive in and to all inventions, ideas, processes, procedures, systems, discoveries, designs, configurations, technology, trade secrets, disclosures, modifications and improvements, whether patented or unpatented, works of authorship, including computer programs, and copyrightable material, made, conceived or reduced to practice by the Executive, solely or jointly, during the term hereof which relate or pertain to the present or planned business, functions, operations, services or products of the Company or any of its affiliates (whether commercial or experimental) or which arise from the efforts of the Executive during the course of his employment for the Company or any of its affiliates (either solely or jointly with others) (collectively, the "Inventions"). The Executive shall communicate promptly and disclose to the Company, in such form as the Company requests, such Inventions and all information, details and data pertaining to the aforementioned Inventions; and the Executive shall execute and deliver to the Company such formal transfers and assignments and such other papers and documents as may be necessary or required of the Executive to permit the Company or any person or entity designated by the Company to obtain and enforce for its own benefit patents and, as to copyrightable material, to obtain copyright registrations thereof. Any Invention relating to the business of the Company and its affiliates and disclosed by the Executive within one (1) year following the termination of this Agreement shall be deemed to fall within the provisions of this paragraph unless proved to have been first conceived and made following such termination.

3.3 Non-Competition and Non-Solicitation.

(a) Both parties acknowledge that the services to be rendered under this Agreement by the Executive are special, unique and extraordinary in character. In consideration of the foregoing and the Company's promise to provide the compensation and benefits set forth in this Agreement, for a period ending twelve (12) months from and after the date of termination of the Executive's employment hereunder, the Executive shall not engage in any business (whether as an officer, director, owner, consultant, principal, agent, representative, employee, partner or other direct or indirect participant) which is competitive with the business of the Company and its affiliates undertaken or planned for or by the Company and its affiliates (collectively, the "Business") or the Business previously engaged in by the Company and its affiliates as of the date of such termination of employment, in the states of Texas, Nevada and Utah nor shall the Executive interfere with, disrupt or attempt to disrupt the relationship, contractual or otherwise, between the Company and its affiliates and any customer, supplier, consultant, lessor, lessee or employee of the Company and its affiliates.

(b) For the period of twelve (12) months after termination of this Agreement (howsoever occasioned), the Executive shall not directly or indirectly, without the previous written consent in writing of the Board, solicit or entice away or endeavor to solicit or entice away from the Company or any of its affiliates any person who is a director, officer, employee, or consultant of the Company or any of its affiliates. The Executive shall not for a period of twelve (12) months after termination of this Agreement (howsoever occasioned) without the previous consent in writing of the Board and whether on his own account or for or on behalf of any other person, firm or company solicit or endeavor to entice away from the Company or any of its affiliates any person, firm or company who or which in the preceding twelve (12) months was a customer of or in the habit of dealing with the Company or any of its affiliates and with whom or which the Executive had contact during the period of twelve (12) months prior to the termination of this Agreement or in respect of whom or which employees reporting to or under the direct control of the Executive had personal contact on behalf of the Company or any of its affiliates or in respect of whom or which the Executive has confidential or proprietary information.

(c) If any provisions of this Section 3.3 are determined to be unenforceable because of their scope in terms of geographic area or duration in time, the parties agree that the court making such determination shall have the power to reduce the duration and/or geographical area of such provisions, and in its reduced form, such provisions shall then be enforceable.

3.4 Specific Enforcement. The Executive agrees that any breach of the covenants contained in this Section III would irreparably injure the Company. Accordingly, the Executive agrees that the Company may, in addition to pursuing any other remedies it may have under this Agreement or otherwise in law or in equity, obtain an injunction against the Executive from any court having jurisdiction over the matter restraining any further violation of this Agreement by the Executive.

SECTION IV

MISCELLANEOUS

4.1 Parties Benefited; Assignment. This Agreement shall become effective as of the date hereof and, from and after that time, shall extend to and be binding upon, and inure to the benefit of, the Executive, his heirs and personal representative or representatives, and the Company and its successors and assigns (including any assignee of substantially all the assets of the Company). Neither this Agreement nor any rights or obligations hereunder may be assigned by the Executive.

4.2 Notices. All notices given or served hereunder shall be in writing and sent by (a) certified or registered mail, return receipt requested, (b) personal delivery, with receipt, (c) Federal Express or other reputable overnight courier service, with receipt, or (d) transmitted by telecopier (with postage prepaid mail confirmation) to the parties at the respective addresses set forth above in the introductory paragraph or to such other addresses as either party shall notify the other in writing. Any such notice shall be deemed to have been received on delivery, in the case of (b) above; on the second business day following mailing, in the case of (a) and (c) above; and on the first business day following transmission in the case of (d) above.

4.3 Severability. Each section and subsection of this Agreement constitutes a separate and distinct provision hereof. It is the intent of the parties hereto that the provisions of this Agreement be enforced to the fullest extent permissible under the laws and public policies applicable in each jurisdiction in which enforcement is sought. Accordingly, if any provision of this Agreement shall be adjudicated to be invalid, ineffective or unenforceable, the remaining provisions shall not be affected thereby.

4.4 Amendment. This Agreement contains the full and complete agreement of the parties relating to the employment of the Executive hereunder and supersedes all prior agreements, arrangements or understandings, whether written or oral, relating thereto. No amendment, supplement, modification, waiver or termination of this Agreement shall be binding unless executed in writing by the parties. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provision hereof, nor shall such waiver constitute a continuing waiver.

4.5 No Previous Agreements. The Executive represents that no previous agreements exist which would prohibit him from performing, or limit his ability to perform, his duties hereunder.

4.6 Applicable Law; Disputes. This Agreement shall be construed and applied in accordance with the law of the State of Texas, without giving effect to the conflict of law rules thereof. Any dispute or question arising from this Agreement or its interpretation shall be settled in accordance with the law of the State of Texas. Each party shall bear its own costs and expenses of such proceedings.

4.7 Survivorship. The respective rights and obligations of the parties hereunder shall survive any termination of this Agreement to the extent necessary to the intended preservation of such rights and obligations.

4.8 Third Parties. Nothing expressed or implied in this Agreement is intended, or shall be construed, to confer upon or give any person or entity other than the Company and the Executive any rights or remedies under, or by reason of, this Agreement.

4.9 Affiliate. As used herein, the term "affiliate" shall mean any corporation or other business entity controlling, controlled by or under common control with the Company.

IN WITNESS WHEREOF, the Company has caused this Agreement to be duly executed and delivered by its duly authorized officer, and the Executive has duly executed and delivered this Agreement, as of the date first written above.



RUSSELL INDUSTRIES, INC.

By: ______________________
Title: Chairman of the Board

EXECUTIVE



By ______________________
Richard M. Berman

EXHIBIT 10.2

AGREEMENT FOR CONSULTING SERVICES

THIS AGREEMENT is entered into this 30th day of October, 2009 by and between Russell Industries, Inc. hereinafter referred to as "CLIENT", and Peyton and Associates Consulting, hereinafter referred to as "PAC".

WHEREAS, CLIENT desires PAC to perform certain technical services on behalf of CLIENT and PAC desires to perform the same for the compensation and in accordance with the terms and conditions set forth herein,

THE PARTIES HERETO AGREE AS FOLLOWS:

1. CLIENT DEFINITION

CLIENT as used herein is defined as Russell Industries, Inc. and its subsidiaries and affiliates.

2. SCOPE OF WORK

PAC shall perform the work outlined in PAC's *Preliminary Cost Estimates and Milestones/Alternative Biofuels Program (see Exhibit A)*, submitted by PAC to Client in October 2010 within the time frames therein set forth. Bench Prototype shall be completed by January 31, 2010; Production Prototype shall be completed by April 30, 2010; Initial Production shall commence by July 31, 2010; Commercial Production shall occur by October 31, 2010. Proposal is agreed to by CLIENT and incorporated herein by reference (hereinafter referred to as "Services"). All Services, regardless of commencement date, will be covered by this Agreement. Unless modified in writing by the parties, the duties of PAC shall not be construed to exceed those Services specifically set forth in the proposal.

3. STANDARD OF CARE

Services performed by PAC will be conducted in a manner consistent with that level of care and skill ordinarily exercised by other members of the engineering and science professions currently practicing under similar conditions subject to the time limits and financial and physical constraints applicable to the Services. No warranty, express or implied is made.

4. INVOICES

PAC will submit monthly invoices to CLIENT and a final bill upon completion of Services. A detailed listing of charges and back-up data will be provided at CLIENT's request. CLIENT shall notify PAC within ten (10) days of receipt of invoice of any dispute with the invoice. CLIENT and PAC will promptly resolve any disputed items. Payment on undisputed invoice amounts is due upon receipt of invoice by CLIENT and is past due thirty (30) days from the date the invoice is received. CLIENT agrees to pay a finance charge of one and one-half percent (1-1/2%) per month, or the maximum rate allowed by law, on past due accounts. If payment remains past due sixty (60) days from the date the invoice is received by CLIENT, then PAC shall have the right to suspend all work under this Agreement, without prejudice, and all reasonable demobilization and other suspension costs will be paid by CLIENT. CLIENT agrees to pay attorneys' fees, legal costs and all other collection costs incurred by PAC in pursuit of past due payments.

Costs of material, outside services, etc. shall be direct billed to Russell Industries, Inc. via standard invoice or by Russell Industries, Inc. issued company credit card. PAC is given the authority by CLIENT to make purchases of materials and outside services as described in the *Preliminary Cost Estimates and Milestones/Alternative Biofuels Program (Exhibit "A")*. All purchases will be documented by bill of sale and/or invoice, and expenditures in excess of $500.00 will require a purchase order from CLIENT. Expenditures above and beyond the limits indicated in the *Preliminary Cost Estimates and Milestones/Alternative Biofuels Program (Exhibit "A")* will require CLIENT approval.

5. OWNERSHIP OF INTELLECTUAL PROPERTY AND INSTRUMENTS OF SERVICE

The Service provided by PAC is intended for the exclusive use of CLIENT. All reports, plans, designs, logs, field data, field notes, laboratory test data, calculations, estimates and other documents prepared by PAC are considered intellectual property and work product and shall be used in perfecting patents, copyrights, trademarks and any and all other publication of rights that will be owned by CLIENT and shall remain the property of CLIENT.

6. INSURANCE AND INDEMNITY

PAC carries worker's compensation insurance as applicable and such coverage under public liability and property damage insurance policies that PAC deems to be adequate. PAC currently carries commercial general liability insurance, on a claims made basis, with limits that PAC deems to be adequate. Certificates for all such policies of insurance shall be provided to the CLIENT upon written request.

Each Party agrees to defend, indemnify, and hold harmless the other Party, its agents and employees, from and against liability for all claims, losses, damages, and expenses to the extent such claims, losses, damages, or expenses are caused by its negligent acts, errors, or omissions. In the event such claims, losses, damages, or expenses are caused by the joint or concurrent negligence of one or more Parties, such liability shall be borne by each Party in proportion to its own negligence.

7. LIMITATION OF LIABILITY

CLIENT agrees to limit the liability of PAC, its employees, officers, directors, agents, consultants and subcontractors to CLIENT, its employees, officers, directors, agents, consultants and subcontractors, whether in contract or tort, on the project which arise directly or indirectly from PAC's acts, errors or omissions, such that the total aggregate liability of PAC to all those named shall not exceed the limits of PAC's primary liability insurance coverage.

Neither party shall be responsible to the other for lost revenues, lost profits, cost of capital, claims of customers, or other special, indirect, consequential or punitive damages.

8. TIME SCHEDULE

PAC shall make every reasonable effort to comply with and meet the time schedule as set forth in the *Preliminary Cost Estimates and Milestones/Alternative Biofuels Program (Exhibit "A")* unless prevented or precluded there from by acts or occurrences beyond their control. If any delays within the scope of this article occur which delays are not the fault of either party, the schedule set forth in the *Preliminary Cost Estimates and Milestones/Alternative Biofuels Program* shall be extended by the time such delay has occasioned. If the delay is the result of any act or omission which is the fault of one of the parties, at the option of either party, the Agreement shall be subject to renegotiation or to termination.

9. CONTROL OF WORK AND JOB-SITE SAFETY

PAC shall be responsible only for its activities and that of its employees on any site. PAC will not direct, supervise or control the work of other consultants and contractors or their subcontractors. Insofar as job site safety is concerned, PAC is responsible only for the health and safety of its employees. Nothing herein shall be construed to relieve CLIENT or any other consultants or contractors from their responsibilities for maintaining a safe job site. PAC shall not advise on, issue directions regarding, or assume control over safety conditions and programs for others at the job site. Neither the professional activities of PAC, nor the presence of PAC or its employees and subcontractors, shall be construed to imply that PAC controls the operations of others or has any responsibility for job site safety.

10. COMPLIANCE WITH CODES AND STANDARDS

PAC's professional Services shall be consistent with the Standard of Care and shall incorporate those publicly known federal, state and local laws, regulations, codes and standards that are applicable at the time PAC rendered its services. However, it is understood by the parties that the Services performed by PAC does not include the rendering of any legal advice.

11. TERM OF AGREEMENT

The term of this Agreement shall be twelve months and can be terminated and converted to an Employment Agreement if mutually agreed to by both parties.

12. TERMINATION OF AGREEMENT

This Agreement can be terminated by Client at any time, for cause or no cause, upon receipt by PAC of written notice to such effect at least fifteen (60) days prior to the intended termination date. Until such notice is issued and received hereto, this Agreement shall remain in force.

13. COMPENSATION

The hourly rate of $250 will be paid with an expected average monthly aggregate amount of $20,000.00 and an expected aggregate total of $240,000.00 as stated in *Preliminary Cost Estimates and Milestones/Alternative Biofuels Program (see Exhibit A).* Additional hours may be necessary and would be approved by CLIENT. In addition, Larry G. Peyton will receive 10,000,000 (TEN MILLION) shares of restricted Russell Industries, Inc. Common Stock to be issued after execution of this Agreement. The restrictive legend will be removed 12 months after issuance and pursuant to Client's Board Resolution that the scope of work has been completed as outlined in *Preliminary Cost Estimates and Milestones/Alternative Biofuels Program (see Exhibit A).* In the event of failure of performance, the shares shall be deemed fully earned if such failure of performance is on the part of Russell Industries. In the event of failure of performance by PAC, the shares shall be returned, redelivered or cancelled, at the option of Russell Industries, in direct ratio of the portion of the work remaining unfinished or incomplete as mutually agreed between PAC and CLIENT.

In the event that the contractual relationship between PAC and CLIENT is nullified prior to conclusion of the specified 12 month period but after completion of the bench scale prototype, and said prototype leads to successful development of a full scale production model (or issuance of a patent for a production model), then Larry G. Peyton shall be considered fully vested in the 10,000,000 shares of common stock upon conclusion of the 12 month period specified by law.

14. CONFIDENTIALITY

PAC will be expected to use the industry's highest level of protection as necessary to protect all sensitive corporate information.

15. DISPUTES

All disputes, claims, and causes one party makes against the other, at law or otherwise, including third party or "pass-through" claims for indemnification and/or contribution, shall be initiated, determined, and resolved by arbitration in accordance with the Construction Industry Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the Arbitrator(s) may be entered in any court having jurisdiction thereof.

16. NOTICES

All notices required or permitted to be given hereunder, shall be deemed to be properly given if delivered in writing by hand, sent by facsimile machine or deposited in the United States mail (or with an express courier) addressed to Client or PAC, as the case may be, at the addresses set forth below, with postage thereon fully prepaid.

All notices, correspondence, deliverables, and invoices shall be submitted to CLIENT as indicated below:

Russell Industries, Inc.
9595 Six Pines Drive, Suite 8210
The Woodlands, TX 77380
Attn.: Richard M Berman

All notices and correspondence shall be submitted to PAC as indicated below:

Peyton & Associates Consulting
23012 Landrum Village Dr.
Montgomery, TX 77316
Attn.: Larry G. Peyton

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed, as of the date and year firs set forth below.

RUSSELL INDUSTRIES, INC.
(CLIENT)



By: Richard M Berman Date: October 30, 2009

Title: President & CEO

PEYTON & ASSOCIATES CONSULTING.
(PAC)



By: Date: 10/30/2009

Title: Principal

AGREEMENT FOR CONSULTING SERVICES

THIS AGREEMENT is entered into this 30th day of October, 2009 by and between Russell Industries, Inc. hereinafter referred to as "CLIENT", and Axis Environmental Services, Inc., hereinafter referred to as "AESI".

WHEREAS, CLIENT desires AESI to perform certain technical services on behalf of CLIENT and AESI desires to perform the same for the compensation and in accordance with the terms and conditions set forth herein,

THE PARTIES HERETO AGREE AS FOLLOWS:

1. <u>CLIENT DEFINITION</u>

CLIENT as used herein is defined as Russell Industries, Inc. and its subsidiaries and affiliates.

2. <u>SCOPE OF WORK</u>

AESI shall perform the work outlined in AESI's *Preliminary Cost Estimates and Milestones/Alternative Biofuels Program (see Exhibit A)*, submitted by AESI to Client in October 2010 within the time frames therein set forth. Bench Prototype shall be completed by January 31, 2010; Production Prototype shall be completed by April 30, 2010; Initial Production shall commence by July 31, 2010; Commercial Production shall occur by October 31, 2010. Proposal is agreed to by CLIENT and incorporated herein by reference (hereinafter referred to as "Services"). All Services, regardless of commencement date, will be covered by this Agreement. Unless modified in writing by the parties, the duties of AESI shall not be construed to exceed those Services specifically set forth in the proposal.

3. <u>STANDARD OF CARE</u>

Services performed by AESI will be conducted in a manner consistent with that level of care and skill ordinarily exercised by other members of the engineering and science professions currently practicing under similar conditions subject to the time limits and financial and physical constraints applicable to the Services. No warranty, express or implied is made.

4. <u>INVOICES</u>

AESI will submit monthly invoices to CLIENT and a final bill upon completion of Services. A detailed listing of charges and back-up data will be provided at CLIENT's request. CLIENT shall notify AESI within ten (10) days of receipt of invoice of any dispute with the invoice. CLIENT and AESI will promptly resolve any disputed items. Payment on undisputed invoice amounts is due upon receipt of invoice by CLIENT and is past due thirty (30) days from the date the invoice is received. CLIENT agrees to pay a finance charge of one and one-half percent (1-1/2%) per month, or the maximum rate allowed by law, on past due accounts. If payment remains past due sixty (60) days from the date the invoice is received by CLIENT, then AESI shall have the right to suspend all work under this Agreement, without prejudice, and all reasonable demobilization and other suspension costs will be paid by CLIENT. CLIENT agrees to pay attorneys' fees, legal costs and all other collection costs incurred by AESI in pursuit of past due payments.

Costs of material, outside services, etc. shall be direct billed to Russell Industries, Inc. via standard invoice or by Russell Industries, Inc. issued company credit card. AESI is given the authority by CLIENT to make purchases of materials and outside services as described in the *Preliminary Cost Estimates and Milestones/Alternative Biofuels Program (Exhibit "A")*. All purchases will be documented by bill of sale and/or invoice, and expenditures in excess of $500.00 will require a purchase order from CLIENT. Expenditures above and beyond the limits indicated in the *Preliminary Cost Estimates and Milestones/Alternative Biofuels Program (Exhibit "A")* will require CLIENT approval.

5. OWNERSHIP OF INTELLECTUAL PROPERTY AND INSTRUMENTS OF SERVICE

The Service provided by AESI is intended for the exclusive use of CLIENT. All reports, plans, designs, logs, field data, field notes, laboratory test data, calculations, estimates and other documents prepared by AESI are considered intellectual property and work product and shall be used in perfecting patents, copyrights, trademarks and any and all other publication of rights that will be owned by CLIENT and shall remain the property of CLIENT.

6. INSURANCE AND INDEMNITY

AESI carries worker's compensation insurance as applicable and such coverage under public liability and property damage insurance policies that AESI deems to be adequate. AESI currently carries commercial general liability insurance, on a claims made basis, with limits that AESI deems to be adequate. Certificates for all such policies of insurance shall be provided to the CLIENT upon written request.

Each Party agrees to defend, indemnify, and hold harmless the other Party, its agents and employees, from and against liability for all claims, losses, damages, and expenses to the extent such claims, losses, damages, or expenses are caused by its negligent acts, errors, or omissions. In the event such claims, losses, damages, or expenses are caused by the joint or concurrent negligence of one or more Parties, such liability shall be borne by each Party in proportion to its own negligence.

7. LIMITATION OF LIABILITY

CLIENT agrees to limit the liability of AESI, its employees, officers, directors, agents, consultants and subcontractors to CLIENT, its employees, officers, directors, agents, consultants and subcontractors, whether in contract or tort, on the project which arise directly or indirectly from AESI's acts, errors or omissions, such that the total aggregate liability of AESI to all those named shall not exceed the limits of AESI's primary liability insurance coverage.

Neither party shall be responsible to the other for lost revenues, lost profits, cost of capital, claims of customers, or other special, indirect, consequential or punitive damages.

8. TIME SCHEDULE

AESI shall make every reasonable effort to comply with and meet the time schedule as set forth in the *Preliminary Cost Estimates and Milestones/Alternative Biofuels Program (Exhibit "A")* unless prevented or precluded there from by acts or occurrences beyond their control. If any delays within the scope of this article occur which delays are not the fault of either party, the schedule set forth in the *Preliminary Cost Estimates and Milestones/Alternative Biofuels Program* shall be extended by the time such delay has occasioned. If the delay is the result of any act or omission which is the fault of one of the parties, at the option of either party, the Agreement shall be subject to renegotiation or to termination.

9. CONTROL OF WORK AND JOB-SITE SAFETY

AESI shall be responsible only for its activities and that of its employees on any site. AESI will not direct, supervise or control the work of other consultants and contractors or their subcontractors. Insofar as job site safety is concerned, AESI is responsible only for the health and safety of its employees. Nothing herein shall be construed to relieve CLIENT or any other consultants or contractors from their responsibilities for maintaining a safe job site. AESI shall not advise on, issue directions regarding, or assume control over safety conditions and programs for others at the job site. Neither the professional activities of AESI, nor the presence of AESI or its employees and subcontractors, shall be construed to imply that AESI controls the operations of others or has any responsibility for job site safety.

10. COMPLIANCE WITH CODES AND STANDARDS

AESI's professional Services shall be consistent with the Standard of Care and shall incorporate those publicly known federal, state and local laws, regulations, codes and standards that are applicable at the time AESI rendered its services. However, it is understood by the parties that the Services performed by AESI does not include the rendering of any legal advice.

11. TERM OF AGREEMENT

The term of this Agreement shall be twelve months and can be terminated and converted to an Employment Agreement if mutually agreed to by both parties.

12. TERMINATION OF AGREEMENT

This Agreement can be terminated by Client at any time, for cause or no cause, upon receipt by AESI of written notice to such effect at least fifteen (60) days prior to the intended termination date. Until such notice is issued and received hereto, this Agreement shall remain in force.

13. COMPENSATION

The hourly rate of $250 will be paid with an expected average monthly aggregate amount of $20,000.00 and an expected aggregate total of $240,000.00 as stated in *Preliminary Cost Estimates and Milestones/Alternative Biofuels Program (see Exhibit A).* Additional hours may be necessary and would be approved by CLIENT. In addition, William R. Wilder will receive 10,000,000 (TEN MILLION) shares of restricted Russell Industries, Inc. Common Stock to be issued after execution of this Agreement. The restrictive legend will be removed 12 months after issuance and pursuant to Client's Board Resolution that the scope of work has been completed as outlined in *Preliminary Cost Estimates and Milestones/Alternative Biofuels Program (see Exhibit A).* In the event of failure of performance, the shares shall be deemed fully earned if such failure of performance is on the part of Russell Industries. In the event of failure of performance by AESI, the shares shall be returned, redelivered or cancelled, at the option of Russell Industries, in direct ratio of the portion of the work remaining unfinished or incomplete as mutually agreed between AESI and CLIENT.

In the event that the contractual relationship between AESI and CLIENT is nullified prior to conclusion of the specified 12 month period but after completion of the bench scale prototype, and said prototype leads to successful development of a full scale production model (or issuance of a patent for a production model), then William R. Wilder shall be considered fully vested in the 10,000,000 shares of common stock upon conclusion of the 12 month period specified by law.

14. CONFIDENTIALITY

AESI will be expected to use the industry's highest level of protection as necessary to protect all sensitive corporate information.

15. DISPUTES

All disputes, claims, and causes one party makes against the other, at law or otherwise, including third party or "pass-through" claims for indemnification and/or contribution, shall be initiated, determined, and resolved by arbitration in accordance with the Construction Industry Arbitration Rules of the American Arbitration Association, and judgment upon the award rendered by the Arbitrator(s) may be entered in any court having jurisdiction thereof.

16. NOTICES

All notices required or permitted to be given hereunder, shall be deemed to be properly given if delivered in writing by hand, sent by facsimile machine or deposited in the United States mail (or with an express courier) addressed to Client or AESI, as the case may be, at the addresses set forth below, with postage thereon fully prepaid.

All notices, correspondence, deliverables, and invoices shall be submitted to CLIENT as indicated below:

Russell Industries, Inc.
9595 Six Pines Drive, Suite 8210
The Woodlands, TX 77380
Attn.: Richard M Berman

All notices and correspondence shall be submitted to AESI as indicated below:

Axis Environmental Services, Inc.
9595 Six Pines Drive, Suite 8210
The Woodlands, TX 77380
Attn.: William R. Wilder, Ph.D.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed, as of the date and year firs set forth below.

RUSSELL INDUSTRIES, INC.
(CLIENT)



By: Richard M Berman Date: October 30, 2009

Title: President & CEO

AXIS ENVIRONMENTAL SERVICES, INC.
(AESI)

By: __________ Date: 10/30/09



Title: President

February 1, 2010

Proposal to Russell Industries:

Within 90 days of engagement:

1. Review business plan, technology space and competitive landscape. Evaluate capital needs and use of proceeds. Develop basic presentation for investors.

2. Understand current capital structure and develop, if appropriate, wider recognition for the existing stock using contacts in micro-cap investor/finance community.

3. Begin to iIdentify and evaluate potential investment partners and facilitate introductions and presentations.

4. Begin to identify and evaluate potential sources of support in private and public organizations with strategic interests in bio-fuels.

5. Identify and evaluate potential value of direct efforts through the legislature, and present cost/benefit analysis of use of lobbyists.

6. Identify persons/organizations that can provide added value in looking at creating a listing for algae oil on a commodity exchange as well as overall support of the above objectives.

7. Conduct weekly calls to review status and confer

Ongoing:

Introductions-to potential investors
Introductions to potential strategic partners
Introductions to potential business and scientific advisory board members

Terms:
Deliverables (within 90 days)

- Finished investor presentation
- Provide list of financial groups and investors for this investment
- Arrange meeting in DC with US Strategies (political access)

Compensation - $19,998, payable in 3 installments:

- March 1, 2010 - $6,666
- April 1, 2010 - $6,666
- May 1, 2010 - $6,666.

(Please make checks payable to each of David Saloff and Sean Hagberg of $3,333 each month)

Success Fee (cash and or equity - to be discussed):

- raise funds
- secure desired legislation
- secure strategic partnership



David Saloff



Rick Berman



Sean Hagberg

EXHIBIT 10.3

AFFILIATE AGREEMENT

This Affiliate Agreement ("Agreement") is made and entered into effective as of November 30, 2009, by and between **HOUSTON ADVANCED RESEARCH CENTER**, a Texas non-profit corporation, ("HARC"), whose address is 4800 Research Forest Drive, The Woodlands, Texas 77381 and **RUSSELL INDUSTRIES, INC.** ("Affiliate"), whose corporate address is 9595 Six Pines Drive, Suite 8210, The Woodlands, TX 77380-1642. The Affiliate will be conducting energy-related work focused on providing data for development of sustainable resources. Their current planned work does not involve hazardous or toxic materials.

BACKGROUND OF THIS AGREEMENT

HARC is a Texas non-profit corporation tax exempt under Section 501(c)(3) of the Internal Revenue Code. HARC was created (a) to undertake research associated with the development of new and emerging technologies, (b) to undertake research focusing on the social, economic and environmental consequences of alternative technologies, (c) to provide a setting for technology-related learning, and (d) to provide academic research enhancements in an entrepreneurial research structure that responds to industry and government opportunities for economic development. To further its purposes and goals, HARC has created the "HARC Affiliates Resource Center" to support its mission by accelerating the growth of emerging technology companies. Affiliate has applied for admission to the HARC Affiliates Resource Center. HARC has approved its admission. HARC and Affiliate intend that this Agreement set out their understanding with regard to their respective rights and obligations of Affiliate's participation in the HARC Affiliates Resource Center.

The HARC Affiliates Resource Center is conducted in the two attached buildings identified on Exhibit "A" attached hereto, commonly referred to as "Building II", with an address of 4800 Research Forest Drive, The Woodlands, Texas 77381 ("Building II" will be referred to herein collectively as the "Building"). The Building is owned by Lone Star College District (the "District") and is occupied by HARC pursuant to that certain Lease and Facilities Use Agreement between HARC and the District dated effective July 1, 2002 (the "Base Lease"). The Building is situated on an educational and training campus owned by the District consisting of approximately 101 acres (the "Campus").

NOW, THEREFORE, for and in consideration of the mutual covenants in this Agreement, the parties agree as follows:

Base Services and Affiliation Fee

1. In consideration of the payment of the Affiliation Fee, HARC agrees to use its best efforts to provide Affiliate the following Base Services:

(a) The use, for, general office purposes only, of the space reflected on the floor plan(s) attached as Exhibit "A" hereto, located on floor one (1) of the Building, **Rooms 131, 132 and 133**, consisting of approximately **675** square feet ("Space"). Affiliate understands and acknowledges that it has only a license to use the Space, that it has not leased the Space, and that it does not have the rights of a tenant or lessee afforded by applicable law. Upon giving written notice to Affiliate, HARC will have the ongoing right to relocate the Affiliate to other space located in Building II. Any such substitute space will be reasonably comparable to the then existing Space in size. HARC will pay for the reasonable out-of-pocket costs for such relocation, including moving telephone lines and preparing the new space for occupancy. If requested by either HARC or Affiliate in connection with such relocation, HARC and Affiliate willmutually and reasonably enter into an amendment of this Agreement regarding the relocation, but neither such request nor the entering into such an amendment is a condition to relocating.

(b) Data ports for use in accessing the Internet (1 port per typical-sized office) or if access to a lab is required whatever working internet ports currently exists therein. HARC currently has no problems with its bandwidth, therefore should a problem arise with respect to HARC's bandwidth which is consistent with the Affiliate's usage; HARC will meet with Affiliate to discuss upgrading the bandwidth choices which will be charged to the Affiliate. Affiliate must conform to Exhibit "C" with respect to HARC's Computer policies and procedures.

(c) In common with HARC and other occupants of the Building:

(i) receptionist during the business hours of 8:00 a.m. to 5:00 p.m.;

(ii) access to photocopying (at HARC's customary charge, currently five cents per page);

(iii) data line access to Internet. HARC will provide connectivity support only (*i.e.*, installing network cards into Affiliate-owned hardware, providing proper cabling for connecting to HARC's system, providing an Internet address, establishing e-mail capabilities). Affiliate is responsible for all other computer-related support;

(iv) use of facsimile equipment (Affiliate is responsible for long distance charges);

(v) internal mail pickup and delivery (Affiliate is responsible for all postage); and

(vi) access to HARC's telephone communications system. HARC will provide one dedicated, direct-inward-dial line (the telephone number will be and remain HARC's), together with one basic telephone instrument per office in the Space, for which Affiliate shall pay HARC's customary charge, which currently is $60.00 per line and instrument per month; subject to availability. Affiliate may obtain an analog line (for FAX use, for example) for the current available rate of $49.00 per line per month. Affiliate will be responsible for all long-distance and other access and usage charges. Affiliate will be responsible for all additional equipment and telecommunications services. Notwithstanding the forgoing, HARC may discontinue any or all of the foregoing services to Affiliate upon at least fifteen (15) days' prior written notice.

2. In consideration for the Base Services, Affiliate agrees to pay to HARC, a one time deposit ("**Deposit**") of **$2,500**, and an affiliation fee ("Affiliation Fee") throughout the term at the rate of **$2,405** per month which includes all utilities except for the monthly phone line cost listed in paragraph 1.c.vi. above, subject to adjustment as provided for in this Agreement. The Affiliation Fee will be payable in monthly installments ***in advance and without demand***, on the first day of each calendar month during the term. The Registration Fee, the Deposit and the first month's Affiliation Fee are due upon execution of this Agreement by Affiliate.

3. The Deposit is being paid by Affiliate to secure the faithful performance by Affiliate of all of the terms, covenants and conditions of this Agreement and the Base Lease to be kept and performed by Affiliate. If Affiliate fails to pay the Affiliation Fee promptly when due or if Affiliate violates any of the other terms, covenants or conditions of this Agreement or the Base Lease to be kept and performed by Affiliate, said Deposit may, at the option of HARC, be applied to any Affiliation Fee due and unpaid or to any damages suffered by HARC as a result of Affiliate's default. Nothing contained in this Section shall in any way diminish or be construed as waiving any of HARC's other remedies as provided elsewhere in this Agreement, or at law or in equity. Should the entire Deposit or any portion thereof be applied by HARC for the payment of sums due and payable to HARC hereunder, Affiliate shall, on the written demand of HARC, remit to HARC within ten (10) calendar days from the date of notice; a sufficient amount in cash to restore said Deposit to its original amount. Should Affiliate comply with all of the terms, covenants and conditions of this Agreement and promptly pay all of the Affiliation Fees herein provided for as same fall due and all other sums payable by Affiliate to HARC hereunder, said Deposit shall be returned in full to Affiliate upon the expiration of the Term of this Agreement. HARC shall have the right to commingle the Deposit with other funds of HARC, and any interest earned shall be the property of HARC. HARC may deliver the Deposit to any assignee of HARC's interest in this Agreement, and thereupon be discharged from further liability with respect to such Deposit.

Additional Services and Affiliation Fees.

4. HARC offers the Affiliate the additional services described on Exhibit "B" attached for the fees described therein. Affiliate should contact the HARC Director of Business Affairs for information regarding these additional services. These additional services are not included in the Base Services. If Affiliate elects to subscribe to one or more of the additional services, the cost thereof will be added to and become a part of the Affiliation Fee.

Term.

5. Subject to the other provisions hereof, this Agreement shall be and continue in full force and effect for a term of one year ("Initial Term") commencing on **November 30, 2009** ("Commencement Date"), and ending on **November 29, 2010** ("Expiration Date"). Subject to the other provisions hereof, at the expiration of the Initial Term, this Agreement shall

automatically be renewed and extended on a month-to-month basis (each a "Renewal Term") unless HARC or Affiliate gives written notice electing not to renew to the other party at least thirty (30) days prior to the expiration of the Initial Term or the then current Renewal Term. The Initial Term and each Renewal Term shall be referred to herein as the "Term". Notwithstanding any other provision of this Agreement, either HARC or Affiliate may terminate this Agreement upon 30 days prior written notice to the other.

Other Provisions.

6. Storage Space. HARC will not provide additional space for storage of Affiliate items such as boxes, files, equipment or supplies. Affiliate shall not use any area outside of the provided Space for such storage and shall not place furniture, fixtures or other items in the hallways.

7. Late Payment. In the event that Affiliate is late in paying the Affiliation Fee or any other amounts due under this Agreement, then (in addition to all other rights and remedies of HARC) Affiliate will be obligated to pay interest on the unpaid amounts at the lower of 18% per annum or the highest interest rate permitted by Texas law. Such interest shall not be deemed consent by HARC to late payments, nor a waiver of HARC's right to insist upon timely payments at any time, nor a waiver of any remedies to which HARC is entitled as a result of the late payment of Affiliation Fee or other amounts or any portion thereof.

8. Compliance with Laws, Usage And Signs. Affiliate shall use and occupy the Space only for general office use and for no other purposes. Affiliate shall: (a) at its own expense, comply with all federal, state, municipal and other laws, ordinances, rules and regulations applicable to the Space and the Building and any improvements, additions, alterations or replacements installed or constructed in the interior of the Space (the "Improvements") and any personal property and equipment located therein (the "Personal Property") and the business conducted therein by Affiliate, including, but not limited to, compliance with all applicable federal, state, county and municipal laws pertaining to air and water quality, Hazardous Substances, handicapped accessibility, waste disposal, air emissions and other environmental, health and safety, zoning and land use matters; (b) not use or allow the Space to be used in any way or for any purposes that HARC may deem to be Hazardous Activities (hereinafter defined) and not engage in any activity which would cause the fire and extended coverage insurance to be canceled or the rate therefore to be increased; (c) not commit waste or suffer or permit waste to be committed or to allow or permit any nuisance in the Space, the Building or surrounding areas and not commit any act which is a nuisance to HARC or the District or to other properties in the immediate vicinity; (d) not paint, erect or display any sign, advertisement, placard or lettering on the exterior of the Space without the prior written approval of HARC; (e) at its own expense, comply with all restrictions applicable to the Building and the land upon which the Building is situated as reflected in documents recorded in the Real Property Records of Montgomery County, Texas ("Recorded Use Restrictions"); (f) promptly correct any violation by Affiliate of any governmental law, rule or regulation relating to the Space or the Building and to comply with any direction of any governmental authority having jurisdiction which imposes any duty upon Affiliate, HARC or the District with respect to the Space, the Building or the occupancy or use thereof.

9. Taxes and Assessments. Affiliate shall pay on or before the due date all real and personal property taxes, assessments or governmental charges assessed against and applicable to the Space, the Improvements and the Personal Property during the term of this Agreement. Affiliate shall provide HARC with evidence of the payment of all of such property taxes, assessments and governmental charges upon request.

10. Condition of Space. Affiliate accepts the Space in "AS IS" condition and HARC is not obligated to furnish any remodeling or improvements, nor any credits or allowances therefore.

11. Additional Costs. Affiliate shall pay HARC, upon demand, such additional amounts as are necessary to recover additional costs incurred by HARC in performing or providing janitorial, maintenance, security, or other services or requirements of Affiliate or in performing any services (and in paying additional taxes) as to any non-standard installations in the Space.

12. Security. Affiliate shall be provided security access card to the Building for the duration of this Agreement, with the understanding that there is an additional $25 charge for those cards in excess of the one provided in this agreement. In the event Affiliate requires a replacement card, Affiliate shall pay HARC's standard charge at the time of replacement (currently $25.00 per replacement card). Any and all security of any kind for Affiliate and Affiliate's Invitees (as such term is hereinafter defined) for the Space or any personal property thereon shall be the sole responsibility and obligation of Affiliate and shall be provided by Affiliate at Affiliate's sole cost and expense. Affiliate may, at Affiliate's sole cost and expense, install alarm or security systems in the Space provided such installation complies with all applicable codes and ordinances and provided that HARC and the District are given access and authorization codes to disarm the alarm or security systems during any inspections or to provide access to the Space during any emergency. At the expiration of the Term of this Agreement, or earlier termination as provided herein, any such alarm and security systems and all access and authorization codes shall be left in place in good working order, casualty damage excepted, and Affiliate shall provide HARC with all instructions for utilization of such systems. Affiliate will inform HARC of any such alarm or security services that Affiliate secures by contract during the Term of this Agreement. Other security devices such as mobile motion detectors, recording cameras and the like may be installed and removed from the site by Affiliate. Affiliate shall install and remove such devices without damage to HARC property. Any damage to HARC property related to such installation will be repaired to HARC's satisfaction at the Affiliate's expense.

13. Air Conditioning Charges. Affiliate shall pay HARC, upon demand, HARC's standard charge at the time such utilities are provided (currently $20.00 per hour) for all off-hour and non-standard air-conditioning, heating, and electricity.

14. Monitoring Use of Utilities. HARC may install and operate meters or any other reasonable system for monitoring or estimating any services or utilities used by Affiliate in excess of those normally required by the Space (including a system for HARC's engineer to

reasonably estimate any such excess usage). If the system indicates excess services or utilities, Affiliate shall pay HARC's reasonable charges for installing and operating the system and any supplementary air-conditioning, ventilation, heat, electrical or other systems or equipment (or adjustments or modifications to the existing systems and equipment), and HARC's reasonable charges for the amount of excess services or utilities used by Affiliate.

15. Restoration of Services. HARC shall use reasonable diligence to restore any failure or defect in the supply or character of services furnished or to be furnished by HARC, but (except as hereafter provided) HARC shall not otherwise be liable to Affiliate for any such failure or defect and such shall not entitle Affiliate to any reduction, abatement, offset, or refund of Affiliation Fee or to any damages from HARC, nor shall HARC be in breach or default under this Agreement if HARC uses reasonable diligence to restore any such failure or defect after HARC receives written notice thereof. Affiliate hereby waives and disclaims, and agrees not to claim or assert, all present and future rights to apply any Affiliation Fee against any obligation of HARC, howsoever incurred, or (except or hereafter provided) to assert that any such obligation of HARC entitles Affiliate to any counterclaim or any reduction, abatement, offset, or refund of the Affiliation Fee or any part thereof. Notwithstanding the foregoing, if any cessation or failure of services renders the Space unsuitable for the conduct of Affiliate's business there from for a period of more five (5) consecutive business days, then the Affiliation Fee shall thereafter abate with respect to the portion of the Space so rendered unsuitable until such cessation or failure is corrected.

16. Right of Entry. HARC and its agents, employees, and representatives, shall have the right to enter the Space at any time upon reasonable notice to Affiliate under the circumstances (such notice may be oral, but no notice shall be required in the case of routine maintenance or services or an emergency) for any purpose which HARC may reasonably deem necessary for the operation and maintenance of the Building and to determine if Affiliate is performing its obligations under this Agreement, including, without limitation, the exhibiting of the Space to prospective affiliates. The District shall have the right to enter the Space at all reasonable times with no less than 24 hours prior notice to inspect its physical condition and to determine if HARC is performing its obligations under the Base Lease. The District and HARC shall have the right to forcibly enter the Space at any time during the occurrence of any apparent emergency such as fire or flooding without liability to Affiliate and without in any manner affecting Affiliate's obligations under this Agreement.

17. No Alterations. Affiliate shall make no alterations, installations, additions, or improvements (collectively, "Work") in or to the Space without HARC's prior written consent. All such Work shall be made in a manner, and by workmen and contractors, satisfactory to HARC. All Work (including but not limited to paneling, partitions, and fixtures) made by or for Affiliate to the Space shall remain upon and be surrendered with the Space and become the property of HARC at the expiration or termination of this Agreement or the termination of Affiliate's right to possession of the Space; provided, however, that HARC may require Affiliate to remove any or all of such items upon the expiration or termination of this Agreement or the termination of Affiliate's right to possession of the Space. Affiliate shall bear the costs of all removal of Affiliate's property from the Space and the costs of repairing all damages resulting from such removal. All Work performed by Affiliate with respect to the Space shall be performed so as not to alter the exterior or interior appearance of the Building, shall be

performed so as not to adversely affect the structure or safety or systems or services of the Building, shall comply with all building, safety, fire, and other codes and governmental and insurance requirements (including, without limitation, installation of sprinkler systems in the Space or adjoining space if required), shall be performed so as not to result in any excessive usage of water, electricity, gas, heating, ventilating, or air-conditioning (either during or after such work) unless prior written arrangements satisfactory to HARC are entered into, shall be completed promptly and in a good and workmanlike manner, and shall be performed in such a manner that no valid mechanic's, material man's, or other similar liens attach to the Space or Affiliate's right to use the Space and in no event shall Affiliate permit, or be authorized to permit, any such liens (valid or alleged) or other claims to be asserted against the Building, HARC or HARC's rights, estates, and interests with respect to the Building or this Agreement. Prior to the commencement of any Work, Affiliate shall comply with HARC's then applicable requirements regarding insurance, bonding, lien waivers, and other matters.

18. Removal of Trade Fixtures. Affiliate agrees to remove all of its trade fixtures and personal property on or before the date of expiration of the Term or earlier termination of this Agreement, and shall promptly reimburse HARC for the cost of repairing all damage done to the Space or the Building by such removal.

19. Care of Space and Other Areas. Affiliate shall maintain the Space and the fixtures and appurtenances therein in a clean, safe and attractive condition and in good repair. Affiliate shall not cause damage or destruction to the Space, the Building or the surrounding property, including parking lots, nor commit or allow any waste or damage to be committed therein. Any injury or damage to the Space or Building, or the appurtenances or fixtures thereof, or the surrounding property caused by or resulting from the act, omission, or neglect of Affiliate or Affiliate's employees, servants, agents, invitees, contractors, or assignees ("Affiliate's Invitees") may be repaired or replaced by HARC at the expense of Affiliate.

20. Disclaimer of Express and Implied Warranties. Affiliate acknowledges that HARC has made no representations or warranties to Affiliate as to the condition of the Space or of the Building, either express or implied. Except to the extent, if any, expressly set forth in this Agreement, to the full extent allowed by applicable law and as a material part of the consideration for HARC's entering into this Agreement with Affiliate, HARC disclaims all representations or warranties to Affiliate of any kind, whether express or implied, including without limitation as to habitability, condition of the Space or Building (including without limitation suitability for particular purpose or commercial use), and provision of services. Affiliate's obligation to pay Affiliation Fee hereunder is not dependent upon the condition of the Space or of the Building or the performance by HARC of its obligations hereunder, and Affiliate shall continue to pay Affiliation Fee hereunder without abatement, setoff, or deduction, notwithstanding any breach by HARC of its duties or obligations hereunder, express or implied.

21. Insurance. Affiliate shall fully insure its property located in the Space (including without limitation furniture, furnishings, equipment, and other personal property, and any property constructed or installed by or for Affiliate) against fire and other casualty included in standard extended coverage insurance and shall maintain comprehensive general liability insurance, including contractual liability insurance, with limits of liability of at least $1,000,000

with respect to death of or injuries to one or more persons and at least $1,000,000 with respect to loss of or damage to property, or in such greater amounts as HARC or the District may from time to time reasonably require. Affiliate shall also carry statutory levels of workers compensation insurance. Such insurance policies shall be underwritten by insurers reasonably satisfactory to the District and HARC. Affiliate shall cause HARC and the District to be named as additional insureds under such policies and shall furnish HARC with certificates of insurance prior to occupying the Space and thereafter ten (10) days prior to the renewal date of such policies or on request of HARC.

22. Acts Which Cancel or Increase Insurance Rate. Affiliate shall not do nor permit to be done any act or thing that causes the fire and extended coverage insurance for the Building, any part thereof, or any property or equipment located therein or thereon to be cancelled or the rate therefore to be increased. In addition to HARC's other rights and remedies in the event of a breach by Affiliate, Affiliate shall reimburse HARC upon demand for any increased premiums.

23. Waiver of Subrogation. **ANYTHING IN THIS AGREEMENT TO THE CONTRARY NOTWITHSTANDING, AFFILIATE AND HARC HEREBY WAIVE ANY AND ALL RIGHTS OF RECOVERY, CLAIM, ACTION OR CAUSE OF ACTION AGAINST EACH OTHER, THEIR AGENTS, OFFICERS, EMPLOYEES AND SHAREHOLDERS, FOR ANY LOSS OR DAMAGE THAT MAY OCCUR TO THE SPACE AND THE BUILDING OR TO ANY IMPROVEMENTS THERETO OR PERSONAL PROPERTY THEREIN OR CONTENTS THEREOF, BY REASON OF FIRE, THE ELEMENTS OR ANY OTHER CAUSE WHICH COULD BE INSURED AGAINST UNDER THE TERMS OF STANDARD FIRE AND EXTENDED COVERAGE INSURANCE POLICIES, REGARDLESS OF CAUSE OR ORIGIN, INCLUDING NEGLIGENCE OF THE PARTIES HERETO, THEIR AGENTS, OFFICERS AND EMPLOYEES. ON OR PRIOR TO THE EFFECTIVE DATE, AFFILIATE AND HARC, EACH SHALL DELIVER TO THE OTHER WRITTEN EVIDENCE FROM SUCH PARTY'S INSURANCE CARRIER OF (A) SUCH INSURANCE CARRIER'S APPROVAL OF THE WAIVER OF SUBROGATION HEREIN MADE AND AGREEMENT THAT THE SAME SHALL BE EFFECTIVE AGAINST IT, AND (B) THAT THE WAIVER OF SUBROGATION HEREIN MADE SHALL NOT INVALIDATE SUCH PARTY'S INSURANCE COVERAGE.**

24. Indemnity by Affiliate. **AFFILIATE SHALL INDEMNIFY AND SAVE HARMLESS HARC, ITS PARTNERS AND AFFILIATES, THE DISTRICT AND THEIR RESPECTIVE PARTNERS, SHAREHOLDERS, AGENTS, SERVANTS, DIRECTORS, OFFICERS, AND EMPLOYEES (EACH AN "INDEMNIFIED PARTY") FROM AND AGAINST ANY AND ALL LIABILITIES, CLAIMS, COSTS (INCLUDING COURT COSTS, ATTORNEYS' FEES, AND COSTS OF INVESTIGATION), AND ACTIONS OF ANY KIND ARISING OR ALLEGED TO ARISE BY REASON OF INJURY TO OR DEATH OF ANY PERSON OR DAMAGE TO OR LOSS OF PROPERTY OCCURRING ON, IN, OR ABOUT THE SPACE, BUILDING OR CAMPUS OR BY REASON OF ANY OTHER CLAIM OF WHATSOEVER NATURE OF ANY PERSON OR PARTY OCCASIONED OR ALLEGED TO BE OCCASIONED IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, BY ANY ACT OR OMISSION ON THE PART OF**

AFFILIATE OR ANY EMPLOYEE, DIRECTOR, OFFICER, SERVANT, AGENT, CONTRACTOR, INVITEE, GUEST, ASSIGNEE, OR SUB-AFFILIATE OF AFFILIATE, OR BY ANY BREACH, VIOLATION, OR NON-PERFORMANCE OF ANY COVENANT OF AFFILIATE UNDER THIS AGREEMENT, OR RESULTING FROM AFFILIATE'S FAILURE TO COMPLY WITH THE BASE LEASE. IF ANY ACTION OR PROCEEDING SHALL BE BROUGHT BY OR AGAINST ANY INDEMNIFIED PARTY IN CONNECTION WITH ANY SUCH LIABILITY OR CLAIM, AFFILIATE, ON NOTICE FROM HARC OR THE DISTRICT, SHALL DEFEND SUCH ACTION OR PROCEEDING, AT AFFILIATE'S EXPENSE, BY OR THROUGH ATTORNEYS REASONABLY SATISFACTORY TO HARC OR THE DISTRICT, AS APPLICABLE. THIS PROVISION SHALL APPLY TO ALL ACTIVITIES OF AFFILIATE WITH RESPECT TO THE SPACE, BUILDING OR CAMPUS, WHETHER OCCURRING BEFORE OR AFTER THE COMMENCEMENT DATE AND BEFORE OR AFTER THE EXPIRATION OR TERMINATION OF THIS AGREEMENT. AFFILIATE'S OBLIGATIONS UNDER THIS PARAGRAPH SHALL NOT BE LIMITED TO THE LIMITS OR COVERAGE OF INSURANCE MAINTAINED OR REQUIRED TO BE MAINTAINED BY AFFILIATE UNDER THIS AGREEMENT.

25. No Liability. HARC and the District, their directors, officers, agents and employees, shall not be liable for any injury to or death of persons or for any loss of or damage to property of Affiliate or of others, regardless of whether such property is entrusted to employees of HARC, or such loss or damage is occasioned by casualty, theft, or any other cause of whatsoever nature, unless caused solely by the willful misconduct or gross negligence of HARC. In no event shall HARC be liable as the result of the acts or omissions of Affiliate or any other Affiliate of the Building. All personal property upon the Space shall be at the risk of Affiliate only and HARC and The District shall not be liable for any damage thereto or theft thereof.

26. Casualty Loss. If the Space or Building shall be damaged by fire or other casualty, the Base Lease shall govern the terms and conditions under which the Space and Building shall be repaired or restored. If fire or other casualty to the Building results in a termination of the Base Lease, then this Agreement shall automatically terminate upon the termination of the Base Lease. If under the terms of the Base Lease the Building is to be repaired or restored, HARC may nevertheless terminate this Agreement in the event that the District does not reconstruct the Building in the same size and configuration. In no event however shall either HARC or the District be required to repair or replace any furniture, furnishings, equipment, or other personal property or any property constructed or installed by or for Affiliate. No damages, compensation, or claims shall be payable by HARC for any inconvenience, loss of business, or annoyance arising from any termination of this Agreement due to any such casualty or arising from any repair and reconstruction to the Building resulting from any such casualty.

27. Condemnation. If all or substantially all of the Space be taken by virtue of eminent domain for any public or quasi-public use or purpose or are transferred in lieu of condemnation to any authority entitled to exercise the power of eminent domain, this Agreement shall terminate on the date title to the Space vests in the condemning authority. If only a part of

the Space is so taken, or if a portion of the Building not including the Space is taken, this Agreement shall, at the election of HARC, either (a) terminate on the date title vests in the condemning authority by giving notice thereof to Affiliate within thirty (30) days after the date of such taking of title, or (b) continue in full force and effect as to that part of the Space not so taken; provided, however, that if, as a result of such partial taking, the Space or Building, or access thereto, is affected in a manner that renders the remainder of the Space unusable or that substantially impairs Affiliate's use of the remainder of the Space, then Affiliate shall have the right to terminate this Agreement by giving HARC written notice thereof within thirty (30) days after the date the condemning authority takes title. HARC shall be entitled to the whole of any and all awards which may be paid or made in connection with any condemnation or other taking, and Affiliate shall not be entitled to any of such awards. Affiliate hereby expressly assigns to HARC any and all right, title, and interest of Affiliate now or hereafter arising in and to any such awards.

28. Agreement Subordinate and Subject to Base Lease. This Agreement is subordinate to and shall be subject to the terms and conditions of the Base Lease, a copy of which Affiliate acknowledges as received. Affiliate shall comply with all terms, rules and regulations of the Base Lease as they apply to the Space and Affiliate. Affiliate shall not commit or suffer any act or omission that will violate any of the provisions of the Base Lease. The termination or expiration of the Base Lease for any reason whatsoever shall automatically constitute the termination of this Agreement and require the immediate vacation of the Space by Affiliate in accordance with Section 40 of this Agreement. The District owes no duty to Affiliate under the Base Lease with regard to the Building or any services or facilities related thereto, this Agreement or otherwise and Affiliate waives and has no right of recourse or right to assert claims against the District, no right to enforce the Base Lease and no right to assert claims or liens against the Building or any other property owned by the District.

29. Modifications Requested by the District. If, in accordance with the Base Lease, the District shall request reasonable modifications in this Agreement, Affiliate will not unreasonably withhold, delay, or defer its consent thereto.

30. No Assignment or Use. Affiliate shall not, voluntarily, by operation of law, or otherwise, assign this Agreement, or any rights or obligations hereunder, or allow the use of the Space or any part thereof by any person or entity other than Affiliate, without the prior express written consent of HARC which consent may be withheld in its sole discretion, and any attempt to do any of the foregoing without said prior written consent shall be void and of no effect and shall be a material default under this Agreement. If Affiliate is not a public company that is registered on a national exchange or that is required to register its stock with the Securities and Exchange Commission under Section 12(g) of the Securities Exchange Act of 1934, then any change in a majority of the voting rights or other control rights of Affiliate shall be deemed an assignment for the purposes hereof. Affiliate shall, despite any permitted assignment or use, remain directly and primarily liable for the performance of all of the covenants, duties, and obligations of Affiliate hereunder and HARC shall be permitted to enforce the provisions of this Agreement against Affiliate or any assignee without demand upon or proceeding in any way against any other person. Consent by HARC to a particular assignment or use shall not be deemed a consent to any other or subsequent transaction. If this Agreement is assigned or if the

Space is used without the permission of HARC, then HARC may nevertheless collect the consideration to be paid by the assignee and apply the net amount collected to the Affiliation Fee payable hereunder, but no such transaction or collection of the Affiliation Fee or application thereof by HARC shall be deemed a waiver of any provision hereof or a release of Affiliate from the performance of the obligations of Affiliate hereunder. All subleases and assignments shall be subordinate and subject to the provisions of this Agreement and shall automatically terminate upon the expiration or termination of this Agreement or the termination of Affiliate's right to possession hereunder.

31. Default. Each of the following shall constitute a "Default" by Affiliate:

(a) Affiliate fails to pay the Affiliation Fee or any part thereof when due and such continues uncured for ten (10) days after HARC gives written notice thereof to Affiliate; provided, however, that HARC shall not be obligated to provide, and Affiliate shall not be entitled to, more than two (2) such notices and opportunities to cure in any twelve (12) month period;

(b) Affiliate abandons or vacates the Space;

(c) Affiliate fails to execute an estoppel certificate in accordance with the terms hereof within the time period set forth herein;

(d) Affiliate makes an assignment in violation of Section 30 hereof;

(e) Affiliate fails to maintain the insurance required by this Agreement and such failure continues for a period of 15 days after written notice from HARC;

(f) Affiliate fails to fulfill or perform, in whole or in part, any of its covenants, conditions or agreements under this Agreement (other than to timely pay the Affiliation Fee, maintain the insurance required by this Agreement and execute an estoppel certificate in accordance with the terms of this Agreement) and such failure or non-performance shall continue for a period of thirty (30) days after written notice thereof has been given by HARC to Affiliate;

(g) The Space is occupied by any person or entity other than Affiliate as expressly permitted under this Agreement; or

(h) Affiliate causes, directly or indirectly, a default under the Base Lease.

32. Rights Upon Default. If a Default occurs, then at any time thereafter prior to the curing thereof, HARC may exercise any and all rights and remedies available to HARC under this Agreement, at law, or in equity, including without limitation:

(a) Terminate this Agreement, in which event Affiliate shall immediately surrender possession of the Space to HARC;

(b) Without additional notice and without court proceedings, re-enter and repossess the Space and remove all persons and property therefrom;

(c) Alter locks and other security devices at the Space;

(d) Remove and store any or all of the personal property situated in the Space;

(e) Cure Affiliate's default, and Affiliate shall reimburse HARC upon demand for all reasonable expenses (including reasonable attorney's fees) incurred by HARC in performing such obligations; and

(f) Pursue such other remedy, action, or right that may be available to HARC hereunder, at law, in equity or otherwise.

No such alteration of security devices and no removal or other exercise of dominion by HARC over the property of Affiliate or others at the Space shall be deemed unauthorized or constitute a conversion, Affiliate hereby consenting to the aforesaid exercise of dominion over the Space after the occurrence of any Default. All claims for damages by reason of such re-entry, repossession, alteration of locks or other security devises, and removal of equipment and furniture are hereby waived, as are all claims for damages by reason of any distress warrant, forcible detainer proceedings, sequestration proceedings or other legal process. Affiliate agrees that any re-entry by HARC may be pursuant to judgment obtained in forcible detainer proceedings or other legal proceedings or without the necessity for any legal proceedings, as HARC may elect, and HARC shall not be liable in trespass or otherwise.

33. Costs. If a Default occurs, then Affiliate shall reimburse HARC on demand for all costs reasonably incurred by HARC in connection therewith including, but not limited to, reasonable attorneys' fees, court costs, and related costs, plus interest thereon at the lesser of eighteen percent (18%) per annum or the maximum rate of interest at which Affiliate may legally contract in Texas from the date such costs are paid by HARC until Affiliate reimburses HARC.

34. HARC's Lien. HARC reserves (and is hereby granted) a first and superior security interest on all fixtures, equipment, and personal property (tangible and intangible) placed by Affiliate in or on the Space to secure all sums due by Affiliate hereunder, which security interest may be enforced by HARC in any manner provided by law, including without limitation, under and in accordance with the Texas Uniform Commercial Code. At HARC's request, Affiliate shall execute and file, where appropriate, all documents required to perfect the security interest herein granted in accordance with the Texas Uniform Commercial Code.

35. Non-Waiver. The failure of HARC to seek redress for violation of, or to insist upon the strict performance of, any provision of this Agreement shall not prevent a subsequent act or omission that would have originally constituted a violation of this Agreement from having all the force and effect of an original violation. The receipt by HARC of the Affiliation Fee with or without knowledge of the breach of any provision of this Agreement shall not be

deemed a waiver of such breach (except a breach of Affiliate's obligation to pay such Affiliation Fee as HARC shall have actually received), shall not reinstate this Agreement or Affiliate's right of use if either or both have been terminated, and shall not otherwise affect any notice, election, action, or suit by HARC. No provision of this Agreement shall be deemed to have been waived by HARC unless such waiver be in writing signed by HARC. No act or thing done by HARC during the Term shall be deemed an acceptance of a surrender of the Space and no agreement to accept such surrender shall be valid, unless express and in writing signed by HARC.

36. Amendment. Any agreement hereafter made between HARC and Affiliate shall be ineffective to modify or otherwise affect this Agreement, in whole or in part, unless such agreement is in writing and signed by the party to be bound thereby.

37. Severability. If any term or provision of this Agreement shall, to any extent, be held invalid or unenforceable by a final judgment of a court of competent jurisdiction, the remainder of this Agreement shall not be affected thereby. Each obligation of HARC hereunder shall be construed as a separate and independent covenant, and not as a condition to the performance by Affiliate of its obligations hereunder.

38. Estoppel Letters. Affiliate will, within five (5) days of a request made by HARC or the District or any lender of HARC or the District, execute and acknowledge a certificate stating the Commencement Date and Expiration Date, whether this Agreement is in full force and effect, whether any amendments or modifications exist, whether there are any defaults hereunder, and containing such other related information as may be reasonably requested.

39. HARC's Liability. Anything in this Agreement to the contrary notwithstanding, in consideration of the benefits accruing hereunder, Affiliate on behalf of itself and all successors and assigns of Affiliate, covenants and agrees that:

(a) Subject to the notice and cure period required herein, in the event of any material default by HARC hereunder, Affiliate's exclusive remedy shall be to terminate this Agreement (and such termination shall be effective upon notification). Affiliate hereby waives the benefit of any laws granting it a lien upon the property of HARC and/or upon the Affiliation Fee or other sums due to HARC. Prior to Affiliate's exercise of such remedy following a HARC default hereunder, Affiliate shall give HARC written notice specifying such default with reasonable detail, and HARC shall thereupon have 30 days in which to cure any such default. Unless HARC fails to cure any material default after such notice and within the time allowed for cure, Affiliate shall not have any remedy by reason thereof.

(b) The obligations of HARC under this Agreement do not constitute personal obligations of the directors, officers, members or shareholders, partners or representatives of HARC or any affiliate of HARC or any of such affiliate's directors, officers, members or shareholders, partners or representatives, and Affiliate shall not seek recourse against any such individuals or any of their personal assets for satisfaction of any liability in respect to this Agreement.

40. Surrender. Upon the expiration of the Term or earlier termination of this Agreement, Affiliate shall immediately vacate the Space, remove all personal property and deliver all keys and other locking devices to HARC. Affiliate shall deliver the Space and the Improvements to HARC in good condition, reasonable wear and tear expected. If Affiliate holds over or occupies the Space after the expiration of the Term or earlier termination of this Agreement, Affiliate shall pay to HARC for each day of such holding over a sum equal to $200 per day. If Affiliate holds over with or without HARC's written consent, Affiliate shall occupy the Space as a tenant-at-sufferance and all other terms and provisions of this Agreement shall be applicable to the period of such occupancy. All obligations of Affiliate for the period of time prior to the expiration of the Term or earlier termination of this Agreement shall survive such expiration or termination.

41. Consent and Waivers. No consent or waiver, express or implied, by HARC or Affiliate to or of any breach in the performance or observance by the other of any of the covenants, conditions or provisions in this Agreement shall be construed as a consent or waiver to or of any other breach in the performance or observance by HARC or Affiliate, as applicable, of the same or any other covenant, condition or provision. Neither the failure on the part of Affiliate or HARC to complain of any action or non-action on the part of the other party or to declare the other in default, no matter how long such failure may continue, nor acceptance of Affiliation Fee or other sums from Affiliate after any such breach, shall be deemed to be a waiver by Affiliate or HARC of any of their respective rights hereunder, except as otherwise specifically provided herein.

42. Employees. Nothing contained in this Agreement shall operate to make any employees of HARC employees of Affiliate, nor make any employees of Affiliate employees of HARC.

43. Successors and Parties. Subject to the limitations and conditions set forth elsewhere herein, this Agreement shall bind and inure to the benefit of the respective heirs, legal representatives, successors, and assigns of the parties hereto. The term "HARC", as used in this Agreement, so far as the performance of any covenants or obligations on the part of HARC under this Agreement are concerned, shall mean only the lessee under the Base Lease at the time in question, so that in the event of any assignment of lessee's interest in the Base Lease, the party by whom any such transfer is made shall be relieved of all liability and obligations of HARC arising under this Agreement from and after the date of such assignment. If Affiliate is composed of more than one party, then all such parties shall be jointly and severally liable.

44. Notice. All notices permitted or required to be given under this Agreement shall be in writing and shall be deemed duly given upon personal delivery (against receipt) or on the second business day following the date on which each such notice is deposited postage prepaid in the United States mail, registered or certified, return receipt requested. All notices shall be delivered or sent to the other party at the address(es) shown below or to any other address(es) as the party may designate by ten (10) days prior written notice given in accordance with this provision.

If to HARC:

Ivy Guice, Director, Business Affairs
HARC
4800 Research Forest Drive
The Woodlands, Texas 77381
281-363-7901
281-844-8723

If to Affiliate:

Richard M Berman, President & CEO
Russell Industries, Inc.
9595 Six Pines Drive, Suite 8210
The Woodlands, TX 77380-1642
832-631-6074 (office)
832-631-6274 (fax)

45. Rules and Regulations. Affiliate and Affiliate's Invitees shall observe faithfully and comply strictly with such Building rules and regulations as HARC and the District may from time to time reasonably make or adopt after Affiliate receives a copy thereof. Affiliate and Affiliate's Invitees shall not do nor permit to be done any act or thing that injures HARC's and the District's interests or its reputation or compromises the security of the Building. Any violation of the rules and regulations will result in immediate termination of the Agreement.

46. Captions. The captions in this Agreement are inserted only as a matter of convenience and for reference only and they in no way define, limit, or describe the scope of this Agreement or the intent of any provisions hereof.

47. Number and Gender. All genders used in this Agreement shall include the other genders, the singular shall include the plural, and the plural shall include the singular, whenever and as often as may be appropriate.

48. Governing Law; Place of Performance. This Agreement shall be governed by and construed in accordance with the laws of the State of Texas. This Agreement is performable in Montgomery County, Texas.

49. Time is of the Essence. Wherever in this Agreement a date, time period, or other similar requirement or limitation is provided, time is of the essence.

50. Inability to Perform. If, by reason of inability reasonably to obtain and utilize labor, materials, equipment, or supplies, or by reason of circumstances directly or indirectly the result of any state of war or national or local emergency, or by reason of any laws, rules, orders, regulations, action, non-action, or requirements of any governmental authority now or hereafter in force, or by reason of strikes or riots, or by reason of accidents in, damage to, or the making of repairs, replacements, or improvements to the Building or the Space, or any of the equipment of either, or by the reason of any other cause beyond the reasonable control of HARC, HARC shall

be unable to perform or shall be delayed in the performance of any obligation hereunder, then this Agreement and the obligation of Affiliate to pay the Affiliation Fee and to perform and comply with all of the other covenants and agreements hereunder shall in no way be affected or impaired, and such nonperformance or delay in performance by HARC shall not constitute a breach or default by HARC under this Agreement nor give rise to any claim against HARC for damages or constitute a total or partial eviction, constructive or otherwise. HARC shall exercise due diligence in undertaking to remedy such inability to perform or delay in performance with all reasonable dispatch, but shall not be required to adjust a labor dispute against its will.

51. Broker. Affiliate represents and warrants that Affiliate has not dealt with any party as broker in connection with this Agreement and that, insofar as Affiliate knows, no broker negotiated this Agreement or is entitled to any commission in connection herewith. Affiliate shall indemnify and hold harmless HARC from and against all claims (and costs of defending against and investigating such claims) of any broker or similar party claiming under Affiliate in connection with this Agreement.

52. Entire Agreement; Prior Agreements Superseded. This Agreement, including the Exhibits attached hereto (which Exhibits are hereby incorporated herein and shall constitute a portion hereof), supersedes any prior agreements between the parties concerning the Space and contains the entire agreement between HARC and Affiliate with respect to the subject matter hereof. No oral statements or prior written matter not specifically incorporated herein shall be of any force or effect. Affiliate hereby acknowledges and agrees that neither HARC nor HARC's agents or representatives have made any representations, warranties, or promises with respect to the Building, the Space, HARC services, or any other matter or thing except as herein expressly set forth and no rights, easements, or licenses are acquired by Affiliate by implication or otherwise except as expressly set forth in the provisions of this Agreement. The taking of possession of the Space by Affiliate shall be conclusive evidence, as against Affiliate, that Affiliate accepts the Space and the Building and that same were in good and satisfactory condition at the time such possession was so taken.

53. HAZARDOUS SUBSTANCES AND HAZARDOUS ACTIVITIES

(a) Environmental Matters. HARC and Affiliate agree to the following with respect to environmental matters.

(i) Covenants Regarding Hazardous Substances. Affiliate shall at all times comply with all applicable Environmental Laws (hereinafter defined) relating to Hazardous Substances. Affiliate shall at its own expense maintain in effect any permits, licenses or other governmental approvals, if any, required under any Environmental Laws for Affiliate's use of the Space. Affiliate shall make all disclosures required of Affiliate by any Environmental Laws, and shall comply with all orders with respect to Affiliate's use of the Space issued by any governmental authority having jurisdiction over the Campus and take all action required of such governmental authorities to bring Affiliate's activities in the Space into compliance with all Environmental Laws affecting the Building. HARC shall make all disclosures required of HARC by Environmental Laws and shall comply with all orders issued by any governmental authority having jurisdiction over its activities in the Building and take all action required of such governmental authorities to bring its activities in the Building into compliance with Environmental Laws affecting the Building.

(ii) Covenants Regarding Hazardous Activities. Affiliate will use the Space in a careful, safe and proper manner, and no activities shall be conducted at or in the Space which are or might be unsafe or hazardous to any person or property ("**Hazardous Activities**"). Unless approved in advance by the District and HARC, Affiliate shall not permit any objectionable or unpleasant odors, smoke, dust, gas, noise or vibrations to emanate from the Space, or take any action that would constitute a nuisance. No explosive materials or devises may be brought upon, tested or used at or in the Space unless they are approved as Permitted Hazardous Materials and used in accordance with all applicable federal, state, county and city statutes, ordinances, and all other applicable rules and regulations.

(iii) Definition of Hazardous Substances. As used in this Agreement, the term "**Hazardous Substances**" means any hazardous, toxic or explosive substances, materials or wastes, including, but not limited to, those substances, materials, wastes and devices listed in the United States Department of Transportation Hazardous Materials Table (49 CFR 172.101) or by the Environmental Protection Agency as hazardous substances (40 CFR Part 302): Hazardous Chemicals as defined in the OSHA Hazard Communication Standard; Hazardous Substances as defined in the comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. § 9601 *et seq.*; Hazardous Substances as defined in the Toxic Substances Control Act, 15 U.S.C. § 2601-2671; and amendments to all such laws and regulations thereto, or such substances, materials and wastes which are or become regulated under any applicable local, state or federal law including, without limitation, any material, waste or substance which is (i) petroleum, (ii) asbestos, (iii) polychlorinated biphenyls, (iv) designated as a hazardous or controlled substance under the Texas Water Code or the Texas Solid Waste Disposal Act, (v) designated as a "hazardous substance" pursuant to Section 311 of the Clean Water Act, 33 U.S.C. § 1251, *et seq.* (33 U.S.C. § 1321) or listed pursuant to Section 307 of the Clean Water Act (33 U.S.C. § 1317), (vi) defined as a "hazardous waste" pursuant to Section 1004 of the Resource Conservation and Recovery Act, 42 U.S.C. § 6901, *et seq.* (42 U.S.C. § 6903), (vii) defined as a "hazardous substance" pursuant to Section 101 of the Comprehensive Environmental Response, Compensation, and Liability Act, 42 U.S.C. § 9601, *et seq.* (42 U.S.C. § 9601), or (viii) designated as a Permitted Hazardous Material (hereinafter defined). As used here, "Environmental Laws" shall mean any federal, state or local constitutional provisions, laws, regulations, ordinances, rules or bylaws relating to Hazardous Substances or otherwise concern the environment or public health or safety, whether existing as of the date hereof, previously enforced or subsequently enacted (collectively, the "**Environmental Laws**").

(iv) Consent To Permitted Hazardous Materials. Affiliate has requested HARC's consent to use the Hazardous Materials listed upon Attachment A attached hereto and incorporated herein, in the quantity and in the manner described upon Attachment A, in Affiliate's operations in the Space (the "**Permitted Hazardous Materials**"). Affiliate's list of proposed Permitted Hazardous Materials shall include, but not be limited to, biological, chemical and physical agents and radioactive materials with half lives longer than 3 months. Subject in all respects to the other conditions and requirements set forth in this Subsection 53(a)(iv)of this Agreement, HARC and the District consent to the use of the Permitted Hazardous Materials in the Space. Any and all Permitted Hazardous Materials will be generated, used, received, maintained, treated, stored or disposed of in a manner consistent with good research practice and in compliance with all Environmental Laws. Affiliate may not bring to the Space or the Building any Hazardous Substances other than the Permitted Hazardous Materials described herein and may not use such Permitted Hazardous Materials in quantities or in any manner not expressly authorized in this Agreement and Attachment A; provided, however, that Affiliate may from time to time request in writing HARC's and the District's approval to classify additional materials as Permitted Hazardous Materials or to authorize new quantities or uses for existing Permitted Hazardous Materials.

(v) Representations and Requirements Regarding Permitted Hazardous Materials and Hazardous Substances. To induce HARC and the District to allow Affiliate to bring to and use the Permitted Hazardous Materials in the Space, Affiliate represents and warrants to HARC and to the District and agrees with HARC and the District as follows:

(1) No Investigation. Affiliate represents and warrants to HARC and the District that Affiliate has never been subject to an inquiry, regulatory investigation, enforcement order, or any other proceeding regarding the improper or illegal generation, use treatment, storage or disposal of a Hazardous Substances or any Permitted Hazardous Material.

(2) Updates to Permitted Hazardous Materials. Affiliate must provide to HARC and the District on or before each anniversary date of this Agreement: (a) an update of the proposed Permitted Hazardous Materials and quantity and storage requirements of the same as described in Attachment A; and (b) the Material Safety Data Sheets Affiliate is required to maintain pursuant to Environmental Laws documenting Affiliate's receipt and shipment of Hazardous Substances or Permitted Hazardous Materials.

(3) Inventory of Chemicals. By the Effective Date of this Agreement, Affiliate shall provide to HARC and the District a list of all chemicals stored or used in the Space, including all Hazardous Substances and Permitted Hazardous Materials.

(4) Chemical Hygiene Plan. Affiliate shall comply in all respects with the Chemical Hygiene Plan established by HARC, as same may be modified from time to time.

(5) Storage outside of Space. No Hazardous Substances or Permitted Hazardous Materials may be stored outside of the Space.

(6) Training for Releases. If Hazardous Substances will be used or located in the Space, within 3 months of the Effective Date of this Agreement, Affiliate shall cause at least one of it employees to be formally trained on the proper handling of releases or spills of Hazardous Substances in accordance with all applicable Environmental Laws, and shall provide HARC and the District the name and proof of training or certificates of such employee.

(7) Notification Requirements. Affiliate shall immediately notify HARC and the District in writing of any release or threatened release of Hazardous Substances of which Affiliate has knowledge that would require under law the reporting of such release to a governmental or regulatory agency. Affiliate shall also immediately notify HARC and the District in writing of, and shall contemporaneously provide HARC and the District with a copy of: (i) any written notice of release of Hazardous Substances that is provided by Affiliate regarding the Space or the Building to a governmental or regulatory agency; (ii) any notice of a violation, or a potential or alleged violation, of any Environmental Law that is received by Affiliate from any governmental or regulatory agency; (iv) any inquiry, investigation, enforcement, cleanup, removal, or other action that is instituted or threatened by a governmental or regulatory agency against Affiliate that relates to the release or discharge of Hazardous Substances on or from the Space or the Building; (v) any claim that is instituted or threatened by any third-party against Affiliate that relates to any release or discharge of Hazardous Substances from the Space or the Building; and (vi) any notice of the loss of any environmental operating permit by Affiliate. HARC agrees to notify Affiliate of similar notices, claims and inquiries it receives or becomes aware of with respect to the Building.

(8) Legal Actions. The District and HARC may elect to join and participate in any settlements, remedial actions, legal proceedings or other actions initiated in connection with any claims under any Environmental Law and to have their respective reasonable attorneys' fees paid by Affiliate if the condition that is the subject of the claims was caused by Affiliate or Affiliate's Invitees. Affiliate, at Affiliate's sole cost and expense, agrees, when applicable or upon request of HARC or the District, to promptly and completely cure and remedy every violation of an Environmental Law caused by Affiliate or Affiliate's Invitees.

(9) Inspections. Following reasonable prior written notice to Affiliate (provided no notice shall be required in the event of any emergency or apparent emergency), HARC and the District may at any time conduct such environmental testing and inspections on the Space as HARC or the District deem appropriate. HARC and the District shall use all reasonable efforts not to interfere with the operations of Affiliate at the Space during any such testing and inspections. HARC shall notify Affiliate in advance of the name of the entity to perform the environmental testing and inspection if the testing and/or inspection is not to be performed by District employees. If the testing and inspection is to be conducted at the request of HARC and Affiliate expresses to HARC reasonable concerns regarding the possible disclosure of confidential and proprietary information concerning the conduct of ongoing research and activities to the entity HARC proposes to use to perform the testing/inspection, then HARC shall use reasonable efforts to prevent any unnecessary disclosure. If the testing and inspection is to be conducted at the request of the District and Affiliate expresses to HARC reasonable concerns regarding the possible disclosure of confidential and proprietary information concerning the conduct of ongoing research and activities to the entity the District proposes to use to perform the testing/inspection, then HARC shall request that the District use reasonable efforts to prevent any unnecessary disclosure. HARC shall provide Affiliate with written copies of all written reports and conclusions of the environmental testing and inspections within 10 days after HARC's receipt thereof. In the event that any such testing and inspections are the result of Affiliate's breach of this Subsection 53(a)(v) or reveal that Affiliate has breached its obligations set forth in this Subsection 53(a)(v), then Affiliate shall pay to HARC the costs of such testing and inspections, whether conducted at the request of HARC or the District, within 10 days of HARC's written request therefore. The District's and HARC's inspection rights in this Subsection shall be in addition to those in Section 16.

(10) Removal of Hazardous Substances. Prior to the expiration or termination of the this Agreement, Affiliate, at Affiliate's sole cost and expense, shall (i) remove and dispose off-site all Hazardous Substances and Permitted Hazardous Materials and remove and dispose off-site any drums, containers, receptacles, structures, or tanks storing or containing Hazardous Substances or Permitted Hazardous Materials (or which have stored or contained Permitted Hazardous Materials) and the contents thereof; (ii) remove, empty, and purge all above-ground storage tank systems, including connected piping, of all vapors, liquids, sludges, and residues; (iii) remove, empty and purge the Space of all radioactive materials, Hazardous Substances and Permitted Hazardous Materials; and (iv) remove and purge from all laboratories in the Space all chemicals, including Hazardous Substances and Permitted Hazardous Materials. Such activities shall be performed in compliance with all Environmental Laws and to the satisfaction of HARC and the District. HARC's or the

District's satisfaction with such activities or the condition of the Space does not waive or release Affiliate from any obligation hereunder.

(11) Fire Evacuation Plan. Affiliate shall advise all of Affiliate's Invitees of fire evacuation plans for the Building as established by HARC.

(vi) **Environmental Indemnity. WITHOUT LIMITATION UPON THE OTHER INDEMNITY PROVISIONS OF THIS AGREEMENT, AFFILIATE EXPRESSLY WAIVES, TO THE EXTENT ALLOWED BY LAW, ANY CLAIMS UNDER FEDERAL, STATE OR OTHER LAW THAT AFFILIATE MIGHT OTHERWISE HAVE AGAINST HARC OR THE DISTRICT RELATING TO THE CONDITION OF THE SPACE OR THE BUILDING, OR PERSONAL PROPERTY LOCATED THEREON OR THE PRESENCE OF HAZARDOUS SUBSTANCES IN OR CONTAMINATION OF THE SPACE OR THE BUILDING. AFFILIATE AGREES TO INDEMNIFY AND HOLD HARC AND THE DISTRICT AND THEIR RESPECTIVE AGENTS, EMPLOYEES, LICENSEES OR INVITEES HARMLESS FROM AND AGAINST AND TO REIMBURSE SUCH INDEMNITEES WITH RESPECT TO, ANY AND ALL CLAIMS, DEMANDS, CAUSES OF ACTION, LOSS, DAMAGE, LIABILITIES, COSTS AND EXPENSES (INCLUDING ATTORNEYS' FEES AND COURT COSTS) OF ANY AND EVERY KIND OR CHARACTER, KNOWN OR UNKNOWN, FIXED OR CONTINGENT, ASSERTED AGAINST OR INCURRED BY SUCH INDEMNITEES AT ANY TIME AND FROM TIME-TO-TIME BY REASON OF OR ARISING OUT OF THE BREACH BY AFFILIATE OF ANY REPRESENTATION OR COVENANT CONTAINED IN THIS SECTION 53 OR AS A RESULT OF THE USE OF HAZARDOUS SUBSTANCES OR PERMITTED HAZARDOUS MATERIALS BY AFFILIATE. IT IS THE INENT OF THIS PROVISION THAT AFFILIATE BE STRICTLY LIABLE TO HARC AND THE DISTRICT AS A RESULT OF THE USE OF HAZARDOUS SUBSTANCES OR PERMITTED HAZARDOUS MATERIALS WITHOUT REGARD TO THE FAULT OR NEGLIGENCE OF AFFILIATE, HARC, THE DISTRICT OR ANY THIRD PARTY.**

Rest of this page intentionally left blank.

IN WITNESS WHEREOF, HARC and Affiliate, through their duly authorized agents, have respectively executed this Agreement as of the day and year first above written.

HARC:

HOUSTON ADVANCED RESEARCH CENTER,
a Texas non-profit corporation

By: ______________________________
Ivy K. Guice,
Director, Business Affairs

AFFILIATE:

RUSSELL INDUSTRIES, INC.
a Nevada for profit corporation

By: ______________________________
Name: Richard M Berman
Title: President & CEO

Affiliate Agreement (form Rev. 07.02.08)

EXHIBIT A

FLOOR PLAN


111
110
109
108
107
103
101
151
153
157
159
161
163
167
169
LSC Biohaz Lab 171
180
182
184
186
188
104
162
112
127
106
105
102
149
LSC Lab Genomics
160 LSC Lab ToxGen
166
LSC Chem 173Lab
181
183
185
189
195
193
194
187
113
124
First Floor Conference Room
115
116
117
118
154A
154
165
158
164
174
Storage Area
190
191
Star Conference Room
192
114
128
136
Break Room
119
122
129
120
Mech. Room
123
121
126
137
125
134
135
130
Storage Area
131
132
133
Machine Shop
150
Equipment Storage
155 B
Fuel Cell Lab
155
155 A
156 A
156 B
156 C
Men
Saw Shop
Sheet Metal Shop
Cryogenic Test Facility
Weld Shop
Test Facility Control Room
Super Con Winding Lab
156
152A
152B
152C
152
Mechanical Room
MEP Support Equipment

Affiliate Agreement (form Rev. 07.02.08)

EXHIBIT B

Other Fees*

Our Affiliates Program has available to it additional resources. Several additional services are available at HARC's rate.

*** These are current costs and may be changed at anytime without notice based on use.**

Basic Set-up Fee	Covers installation of phone in one office/lab, one key and building access badge for one person.	**$125**
Use of High Bay facility – for shipping and temporary storage	Must receive prior approval from HARC contact listed on agreement	**Rates to be determined at time of request. Price quote provided by Director Business Affairs or designee prior to usage.**
Fume hood use and inspections		**$100/fume hood/year (pro-rated), if w/in leased lab space**
Special Water		**$35/mo.**
Use of HARC Conference Room(s)	8:00 a.m. to 5:00 p.m. For business-related functions weekdays only. Subject to availability on a reservation basis.	**$25/hr. $75/ 4 hrs. $175/ 8:00 – 5:00 p.m.**
Audio Visual equipment (if not in use by HARC personnel)		**$20/day**
Custom Installations	Additional phones, upgrades, custom installations and special programming	**$80/hr plus labor and materials**
Replacement Key	Lost keys or lock change	**$50/key**
Initial Extra Keys	Extra keys	**$10/key**
Replacement or Extra Access Card	Lost Badge	**$25**

Staff Services and Fees*

Machine Shop	Machining, drafting and Tooling Requires prior approval from Director of Business Affairs or designee.	**Price quote provided by Director Business Affairs or designee**
Moving, Warehouse Services	Office furniture and equipment moving; dock loading, unloading, forklift usage, receipt of equipment. If affiliate requests it, the cost is on affiliate and requires prior approval from Director of Business Affairs or designee. If HARC requests it, the cost is on HARC.	**$75/hr/man**
Use of HARC employees	Must receive prior approval from HARC contact listed on agreement	**Rates to be determined at time of request** **Price quote provided by Director Business Affairs or designee**
Receptionist Service	Answer phones full time	**$600/mo**
IT Support	Network and initial IT set-up is provided at no cost. Hardware is an additional cost. Additional IT support costs vary. Retainer program available.	**Est. $100/hr**

*** These are personnel costs only and are additional to the use of HARC's non rented facilities, if applicable. These are current costs and may be changed at anytime without notice based on use.**

Attachment A

List of Chemicals to be placed in the space

No quantity of chemicals of a hazardous or toxic nature are planned to be used in this space. A complete list of any chemicals will be supplied prior to their existence on site.

At this time we anticipate the use of the following chemicals on site:

Dilute ammonia water
Liquid fertilizer (such as miracle grow)
Distilled water
Commercially available cleaning solutions for glassware

EXHIBIT 10.4


Regus


HQ


STRATIS
BUSINESS CENTERS


Business
MEETING
Places

One-time Activation	Cost*
Office Setup (access cards, office keys, administrative setup and building listing etc.)	$75
Phone Set, Lines & Internet Connection (phone programming, line installation & activation)	$247
Refundable Retainer- 2x's monthly office charge	

** Taxes not included*

Client Name: Rick Berman

Date: April 30, 2007

Proposal prepared by: ***Ernest LaMondue, General Manager, Phone: 832-631-6002, Email: ernest.lamondue@regus.com***

Thank you for the opportunity to submit this proposal. The terms and rates presented are effective for 3 days from the date of this proposal. All charges are subject to applicable taxes. The offices above are not secured through this quote, they can only be secured with a signed service agreement and when funds are received. If you have any questions about our proposal, please do not hesitate to call.

Your monthly Fulltime Office Package includes:

- Fully furnished private office(s) or suite(s)
- Reception area with full-time, professional receptionist and concierge service
- On-site, dedicated General Manager and Operations Manager and access to professional administrative and support services
- Client service center with essential office equipment
- 24x7 office access
- Building directory listing
- Mail and package handling
- Janitorial services, office maintenance and utilities
- Preferred pricing on FedEx shipping and Staples Office Supplies



THE WOODLANDS
Market Street
9595 Six Pines Drive
Building 8, Level 2
The Woodlands, Texas 77380

Office #s	Date Available	Interior / Exterior	Office Size	Monthly Office Charge Including services*
260	ASAP	Interior	180 sq ft	3 mo. agreement $1433 6 mo. agreement $1365 12 mo. agreement $1270
266	ASAP	Interior	155 sq ft	3 mo. agreement $1280 6 mo. agreement $1221 12 mo. agreement $1139
245	ASAP	Interior	145 sq ft	3 mo. agreement $1204 6 mo. agreement $1149 12 mo. agreement $1073
Total Monthly Fees: (Includes 1 phone/1 internet/1 beverage fee per office)				

OPTIONAL MONTHLY SERVICES	
Copies (Client Services Center) Black & White	1-500 pages .15 per page 501-1000 pages .12 per page 1001-2000 pages .09 per page 2001 + pages .06 per page
Copies (client Services Center) Color	1-500 pages .99 per page 501-1000 pages .79 per page 1001-2000 pages .69 per page 2001 + pages .59 per page
Faxes (client Services Center)	$1 per page
Free Talk (unlimited long distance within the U.S.)	$49 optional

Fax Line	$30 optional
Administration, Keyboarding, Secretarial Support	$8.00 per 15 minute increments

Opening Charges Statement

The Woodlands

Company: Russell Industries, Inc **Date:** June 1 2007

Fixed Monthly Fees

Office #	Start Date	Monthly Rate
266	7/1/2007	$862
		$
		$
		$

Item	Market Rate	Qty	Cost
Additional Monthly Fees			
▶ Telecommunication System:	$99/mo/pp	1	$ 99.00
▶ 2 Business Phone Lines:	$49/mo/pp	1	$ 49.00
▶ FreeTalk :	$49/mo/pp	1	$ 49.00
▶ Broadband Internet Connection:	$99/mo/pp	1	$ 99.00
▶ Kitchen Amenities:	$30/mo/pp	1	$ 30.00
▶ Lobby Listing:	$varies/mo		
▶ Main Business Line with Call Answering (first person):	$50/mo	1	FREE
▶ Main Business Line with Call Answering - Add'l	$25/mo/pp		$ -
▶ Call Screening (first person):	$75/mo		$ -
▶ Call Screening - Add'l:	$25/mo/pp		$ -
▶ Call Patching:	$25/mo/pp		$ -
▶ Fax Line:	$30/mo	1	$ 30.00
▶ Lobby Directory Listing	$20/mo		
Total Fixed Monthly Fees: $			$1,218

One-time Fees

Item	Cost
Office Setup (e.g., access cards, codes, credit verification, office keys, mailbox key, messaging and administrative setup, phone installation and programming, telephone and/or data communications)	$ 352.00
$99 Staples Starter Bundle - a $230 Value (Premium Delta Elite pens, Comfort Stick pen, Highlighters, Mechanical Pencil, Pencil Lead, Glue Sticks, Correction Tape, Letter-size trays, 5 Compartment Super Sorter, 3-hole Adjustable Punch, Letter-size pads, Pop Up Notes with dispenser, File Folders, Hanging Folders, Insert Tabs, Paper Clips with magnetic dispenser, Multipurpose Paper, Binder Clips, Stapler Kit, Tape Dispenser & Tape	
Fully Refundable Retainer per terms of the Services Agreement (2 x monthly office charge)	$ 1,724.00
	$

Total one-time fees: $ $ 2,076.00

Total amount due prior to move-in: $ $ 3,294.00

***Applicable Sales Taxes Will Appear on Monthly Invoice**

Opening Charges Statement prepared by 


Regus

REGUS Business Centre Service Agreement

Service Agreement Type: (●) Office ( ) Cubes ( ) Hotdesk

Agreement Date:	June 1 20
Pivotal Ref No:	

TEXAS, Houston - Market Street

Street/Floor	9595 Six Pines, Building 8, 2nd Floor
City:	The Woodlands
State & Zip Code:	TX, 77380

Business Center Bank Details

Name:	Bank of America
Sort code:	111-000-025
Account number:	478-726-8404

Corporate Account ☐ Yes PCA ☐ Yes

Client details (not a Regus Center address)

Company Name:	Russell Industries, Inc	**Federal ID No.:**	
Address:	66 Mill Pointplace	Contact Name:	Rick Berman
City / State:	The Woodlands, TX	Title:	President/Ceo
Zip Code:	77380	Telephone:	713-446-7231
Email Address:	rusind@aol.com	Fax:	
Emergency Contact:	Cheri Berman	Emergency Phone:	713-927-1800

Invoicing details (if different)

Company Name:	Regus-Woodlands	Contact Name:	Rick Berman
Address:	9595 Six Pines, Bldg 8, Level 2	Title:	President/Ceo
City / State:	The Woodlands, TX	Telephone:	
Zip Code:	77380	Fax:	

The ***standard fee*** (excluding tax)

Office Number	Market Office Price per Month $	Monthly Office Price $	Number of workstations	Total per Month $	Comments
266	$862.00	$1,180.00	2	$1,180.00	
				$0.00	
				$0.00	
				$0.00	
				$0.00	
				$0.00	
				$0.00	
		Total per Month $		$1,180.00	

Initial Payment:

☐ Check if Renewal

Monthly Office Payment		$1,180.00
Service Retainer	1	$1,180.00
Total Initial Payment		$2,360.00

Monthly Payment:

Total Monthly Payment (excl. of services)	$1,180.00

Direct Debit Option requested by client: ☐ (check, if accepted fill out "Direct Debit Authorization Form")

Length of Agreement

Start date (MM/DD/YY):	July 1, 2007	End date (MM/DD/YY):	June 30, 2008

Comments

I Will receive 4 hours complimentary meeting room time monthly , will be able to move in rent/service free for the month of june. Will issue keys last week of May. 1st right of refusal on window view if and when they come available.

Check here if you do not consent to Regus processing data in accordance with Clause 28 of this Agreement. ☐

We are Regus Management Group LLC of 15305 North Dallas Parkway, 14th Floor, Addison Texas 75001.

This Agreement incorporates our terms of business set out on attached Terms of Business which you confirm you have read and understood. We both agree to comply with those terms and our obligations as set out in them. Note that the Agreement does not come to an end automatically. See "Bringing your Agreement to an end"

Name (printed)	Name (printed) Ernest LaMonde Jr
Title (printed)	Title (printed) General Manager
Date (MM/DD/YY)	Date (MM/DD/YY) 5/1/2007
SIGNED on your behalf (Client)	**SIGNED on our behalf** [signature]

lv03-06

Contact: 1.877.734.8787 www.regus.com Regus

Terms & Conditions

1. This Agreement
1.1 Nature of this agreement: This agreement is the commercial equivalent of an agreement for accommodation(s) in a hotel. The whole of the Center remains in Regus' possession and control. THE CLIENT ACCEPTS THAT THIS AGREEMENT CREATES NO TENANCY INTEREST, LEASEHOLD ESTATE OR OTHER REAL PROPERTY INTEREST IN THE CLIENT'S FAVOUR WITH RESPECT TO THE ACCOMMODATION(S). Regus is giving the Client the right to share with Regus the use of the Center on these terms and conditions, as supplemented by the House Rules, so that Regus can provide the services to the Client. This agreement is personal to the Client and cannot be transferred to anyone else. This agreement is composed of the front page describing the accommodation(s), the present terms and conditions and the House Rules.
1.2 Comply with House Rules: The Client must comply with any House Rules which Regus imposes generally on users of the Center. The House Rules vary from country to country and from Center to Center and these can be requested locally.
1.3 Duration: This agreement lasts for the period stated in it and then will be extended automatically for successive periods equal to the initial term but no less than 3 months (unless legal renewal term limits apply until brought to an end by the Client or by Regus. All periods shall run to the last day of the month in which they would otherwise expire. The fees on any renewal will be at the then prevailing market rate.
1.4 Bringing this agreement to an end: Either Regus or the Client can terminate this agreement at the end date stated in it, or at the end of any extension or renewal period, by giving at least three months written notice to the other. However, if this agreement, extension or renewal is for three months or less and either Regus or the Client wishes to terminate it, the notice period is two months or (if shorter) one week less than the period stated in this agreement.
1.5 Ending this agreement immediately: To the maximum extent permitted by applicable law, Regus may put an end to this agreement immediately by giving the Client notice and without need to follow any additional procedure if (a) the Client becomes insolvent, bankrupt, goes into liquidation or becomes unable to pay its debts as they fall due, or (b) the Client is in breach of one of its obligations which cannot be put right or which Regus have given the Client notice to put right and which the Client has failed to put right within fourteen (14) days of that notice, or (c) its conduct, or that of someone at the Center with its permission or invitation, is incompatible with ordinary office use.
If Regus puts an end to this agreement for any of these reasons it does not put an end to any outstanding obligations, including additional services used and the monthly office fee for the remainder of the period for which this agreement would have lasted if Regus had not ended it.
1.6 If the Center is no longer available: In the event that Regus is permanently unable to provide the services and accommodation(s) at the Center stated in this agreement then this agreement will end and the Client will only have to pay monthly office fees up to the date it ends and for the additional services the Client has used. Regus will try to find suitable alternative accommodation(s) for the Client at another Regus Center.
1.7 When this agreement ends the Client is to vacate the accommodation(s) immediately, leaving the accommodation(s) in the same condition as it was when the Client took it. An exit fee will be charged upon the Client's departure or if the Client, at its option, chooses to relocate to different rooms within the Center. This rate will differ by country and is listed in the House Rules. Regus reserves the right to charge additional reasonable fees for any repairs needed above and beyond normal wear and tear. If the Client leaves any property in the Center Regus may dispose of it at the Client's cost in any way Regus chooses without owing the Client any responsibility for it or any proceeds of sale. The Client will be automatically entered into a Virtual Office agreement ("VO") with Regus on Regus' standard terms at the time for 3 months (where applicable by law). This VO endeavors to provide business continuity for the Client as it ensures that Regus can effectively manage its transition period.
If the Client continues to use the accommodation(s) when this agreement has ended the Client is responsible for any loss, claim or liability Regus incurs as a result of the Client's failure to vacate on time. Regus may, at its discretion, permit the Client an extension subject to a surcharge on the monthly office fee.
1.8 Employees: While this agreement is in force and for a period of six months after it ends, neither Regus nor the Client may knowingly solicit or offer employment to any of the other's staff employed in the Center. This obligation applies to any employee employed at the Center up to that employee's termination of employment, and for three months thereafter. It is stipulated that the breaching party shall pay the non-breaching party the equivalent of one year's salary for any employee concerned. Nothing in this clause shall prevent either party from employing an individual who responds in good faith and independently to an advertisement which is made to the public at large.
1.9 Client Representation of Regus Employees: Throughout the duration of this agreement, Client agrees that neither Client, nor any of Client's partners, members, officers or employees will represent, or otherwise provide legal counsel to, any of Regus' current or former employees in any dispute with, or legal proceeding against, Regus, or any of Regus' affiliates, members, officers or employees.
1.10 Notices: All formal notices must be in writing to the address first written above.
1.11 Confidentiality: The terms of this agreement are confidential. Neither Regus nor the Client must disclose them without the other's consent unless required to do so by law or an official authority. This obligation continues after this agreement ends.
1.12 Applicable law: This agreement is interpreted and enforced in accordance with the law of the place where the relevant Center is located. Regus and the Client both accept the exclusive jurisdiction of the courts of such jurisdiction. If any provision of these terms and conditions is held void or unenforceable under the applicable law, the other provisions shall remain in force. In the case of Japan all agreements will be interpreted and enforced by the Tokyo District Court.
1.13 Enforcing this agreement: The Client must pay any reasonable and proper costs including legal fees that Regus incurs in enforcing this agreement.

2. Services and Obligations
2.1 Furnished office accommodation(s): Regus is to provide the number of serviced and furnished office accommodation(s) for which the Client has agreed to pay in the Center stated in this agreement. This agreement lists the accommodation(s) Regus has initially allocated for the Client's use. The Client will have a non-exclusive right to the rooms allocated to it. Occasionally Regus may need to allocate different accommodation(s), but these accommodation(s) will be of reasonably equivalent size and Regus will notify the Client with respect to such different accommodation(s) in advance.
2.2 Office Services: Regus is to provide during normal opening hours the services, if requested, described in the relevant service description (which is available on request). If Regus decides that a request for any particular service is excessive, it reserves the right to charge an additional fee.
2.3 RegusNET: REGUS DOES NOT MAKE ANY REPRESENTATIONS AS TO THE SECURITY OF REGUS' NETWORK (OR THE INTERNET) OR OF ANY INFORMATION THAT THE CLIENT PLACES ON IT. The Client should adopt whatever security measures (such as encryption) it believes are appropriate to its circumstances. Regus cannot guarantee that a particular degree of availability will be attained in connection with the Client's use of Regus' network (or the internet). The Client's sole and exclusive remedy shall be the remedy of such failure by Regus within a reasonable time after written notice.

3. Providing the Services
3.1 Access to the accommodation(s): Regus may need to enter the Client's accommodation(s) and may do so at any time. However, unless there is an emergency or the Client has given notice to terminate, Regus will attempt to notify the Client verbally or electronically in advance when Regus needs access to carry out testing, repair or works other than routine inspection, cleaning and maintenance. Regus will also endeavour to respect reasonable security procedures to protect the confidentiality of the Client's business.
3.2 Availability at the start of this agreement: If for any reason Regus cannot provide the accommodation(s) stated in this agreement by the date when this agreement is due to start it has no liability to the Client for any loss or damages but the Client may cancel this agreement without penalty. Regus will not charge the Client the monthly office fee for accommodation(s) the Client cannot use until it becomes available. Regus may delay the start date of this agreement provided it provides to the Client alternative accommodation(s) that shall be at least of equivalent size to the accommodation(s) stated in this agreement.

4. Accommodation(s)
4.1 The Client must not alter any part of its accommodation and must take good care of all parts of the Center, its equipment, fixtures, fittings and furnishings which you use. The Client is liable for any damage caused by it or those in the Center with the Client's permission or at the Client's invitation whether express or implied, including but not limited to all employees, contractors, agents or other persons present on the premises.
4.2 Office furniture and equipment: The Client must not install any cabling, IT or telecom connections without Regus' consent, which Regus may refuse at its absolute discretion. As a condition to Regus' consent, the Client must permit Regus to oversee any installations (for example IT or electrical systems) and to verify that such installations do not interfere with the use of the accommodation(s) by other Clients or Regus or any landlord of the building.
4.3 Insurance: It is the Client's responsibility to arrange insurance for its own property which it brings in to the Center and for its own liability to its employees and to third parties. Regus strongly recommends that the Client put such insurance in place.

5. Use
5.1 The Client must only use the accommodation(s) for office purposes. Office use of a "retail" or "medical" nature, involving frequent visits by members of the public, is not permitted.
5.2 The Client must not carry on a business that competes with Regus' business of providing serviced office accommodation(s).
5.3 The Client's name and address: The Client may only carry on that business in its name or some other name that Regus previously agrees.
5.4 Use of the Center Address: The Client may use the Center address as its business address. Any other uses are prohibited without Regus' prior written consent.

6. Compliance
6.1 Comply with the law: The Client must comply with all relevant laws and regulations in the conduct of its business. The Client must do nothing illegal in connection with its use of the Business Center. The Client must not do anything that may interfere with the use of the Center by Regus or by others, cause any nuisance or annoyance, increase the insurance premiums Regus has to pay, or cause loss or damage to Regus (including damage to reputation) or to the owner of any interest in the building which contains the Center the Client is using. The Client acknowledges that (a) the terms of the foregoing sentence are a material inducement in Regus' execution of this agreement and (b) any violation by the Client of the foregoing sentence shall constitute a material default by the Client hereunder, entitling Regus to terminate this agreement, without further notice or procedure.
6.2 The Client's personal data may be transferred outside the European Union where Regus has a Center for the purposes of providing the services herein. Regus has adopted internal rules to ensure data protection in accordance with European regulations.

7. Regus' Liability
7.1. The extent of Regus' liability: To the maximum extent permitted by applicable law, Regus is not liable to the Client in respect of any loss or damage the Client suffers in connection with this agreement, with the services or with the Client's accommodation(s) unless Regus has acted deliberately or negligently in causing that loss or damage. Regus is not liable for any loss as a result of Regus' failure to provide a service as a result of mechanical breakdown, strike, termination of Regus' interest in the building containing the Center or otherwise unless Regus does so deliberately or is negligent. In no event shall Regus be liable for any loss or damage until the Client provides Regus written notice and gives Regus a reasonable time to put it right. If Regus is liable for failing to provide the Client with any service under this agreement then subject to the exclusions and limits set out immediately below Regus will pay any actual and reasonable expenses the Client has incurred in obtaining that service from an alternative source. If the Client believes Regus has failed to deliver a service consistent with these terms and conditions the Client shall provide Regus written notice of such failure and give Regus a reasonable period to put it right.
7.2. EXCLUSION OF CONSEQUENTIAL LOSSES, ETC.: REGUS WILL NOT IN ANY CIRCUMSTANCES HAVE ANY LIABILITY FOR LOSS OF BUSINESS, LOSS OF PROFITS, LOSS OF ANTICIPATED SAVINGS, LOSS OF OR DAMAGE TO DATA, THIRD PARTY CLAIMS OR ANY CONSEQUENTIAL LOSS UNLESS REGUS OTHERWISE AGREES IN WRITTING. REGUS STRONGLY ADVISES THE CLIENT TO INSURE AGAINST ALL SUCH POTENTIAL LOSS, DAMAGE, EXPENSE OR LIABILITY.
7.3. Financial limits to Regus' liability: In all cases, Regus' liability to the Client is subject to the following limits:

- Without limit for personal injury or death;
- up to a maximum of £1 million / USD$2 million / €1.3 million (or local equivalent) for any one event or series of connected events for damage to the Client's personal property;
- up to a maximum equal to 125% of the total fees paid between the date the Client moved into its accommodation(s) and the date on which the claim in question arises or £50,000 / USD$100,000 / €66,000 (or local equivalent) whichever is the higher, in respect of any other loss or damage.

8. Fees
8.1 Taxes and duty charges: The Client agrees to pay promptly (i) all sales, use, excise, consumption and any other taxes and license fees which it is required to pay to any governmental authority (and, at Regus' request, will provide to Regus evidence of such payment) and (ii) any taxes paid by Regus to any governmental authority that are attributable to the accommodation(s), including, without limitation, any gross receipts, rent and occupancy taxes, tangible personal property taxes, stamp tax or other documentary taxes and fees.
8.2 Service Retainer/Deposit: The Client will be required to pay a service retainer/deposit equivalent to two months' of the monthly office fee (plus VAT/Tax where applicable) upon entering into this agreement unless a greater amount is specified on the front of this agreement. This will be held by Regus without generating interest as security for performance of all the Client's obligations under this agreement. The service retainer or any balance after deducting outstanding fees, three months VO fee for the Client's VO agreement, and other costs due to Regus, will be returned to the Client after the Client has settled its account with Regus and funds have cleared.
8.3 Regus may require the Client to pay an increased retainer if outstanding fees exceed the service retainer/deposit held and/or the Client frequently fails to pay Regus when due.
8.4 The Client will be charged an office set up fee per occupant. Fee amounts are located in the House Rules which can be requested at any time.
8.5 Late payment: If the Client does not pay fees when due, a fee will be charged on all overdue balances. This fee will differ by country and is listed in the House Rules. If the Client disputes any part of an invoice the Client must pay the amount not in dispute by the due date or be subject to late fees. Regus also reserves the right to withhold services (including for the avoidance of doubt, denying the Client access to its accommodation(s)) while there are any outstanding fees and/or interest or the Client is in breach of this agreement.
8.6 Insufficient Funds: The Client will pay a fee for any returned check or any other declined payments due to insufficient funds. This fee will differ by country and is listed in the House Rules.
8.7 Regus will increase the monthly office fee each and every anniversary of the start date of this agreement by a percentage amount equal to the increase in the All Items Retail Prices Index, or such other broadly equivalent index which Regus substitutes provided that if the foregoing increase is not permitted by applicable law, then the monthly office fee shall be increased as specified in the House Rules. This will only apply to agreements that have an original start and end date constituting more than a 12 month term. Renewals will be renewed as per clause 1.3 above and only those renewals with a start and end date constituting a term of over 12 months will have the same increase applied.
8.8 Standard services: The monthly office fee and any recurring services requested by the Client are payable monthly in advance. Unless otherwise agreed in writing, these recurring services will be provided by Regus at the specified rates for the duration of this Agreement (including any renewal). Specific due dates will differ by country and are listed in the House Rules. Where a daily rate applies, the charge for any such month will be 30 times the daily fee. For a period of less than a month the fee will be applied on a daily basis.
8.9 Pay-as-you-use and Additional Variable Services: Fees for pay-as-you-use services, plus applicable taxes, in accordance with Regus' published rates which may change from time to time, are invoiced in arrears and payable the month following the calendar month in which the additional services were provided. Specific due dates will differ by country and are listed in the House Rules.

REGUS Business Centre Service Agreement

Service Agreement Type: (◉) Office ( ) Cubes ( ) Hotdesk

Agreement Date:	June 1 20
Pivotal Ref No:	

TEXAS, Houston - Market Street

Street/Floor	9595 Six Pines, Building 8, 2nd Floor
City:	The Woodlands
State & Zip Code:	TX, 77380

Business Center Bank Details

Name:	Bank of America
Sort code:	111-000-025
Account number:	478-726-8404

Client details (not a Regus Center address)

Corporate Account ☐ Yes PCA ☐ Yes

Company Name:	Russell Industries, Inc	Federal ID No.:	
Address:	66 Mill Pointplace	Contact Name:	Rick Berman
City / State:	The Woodlands, TX	Title:	President/Ceo
Zip Code:	77380	Telephone:	713-446-7231
Email Address:	rusind@aol.com	Fax:	
Emergency Contact:	Cheri Berman	Emergency Phone:	713-927-1800

Invoicing details (if different)

Company Name:	Regus-Woodlands	Contact Name:	Rick Berman
Address:	9595 Six Pines, Bldg 8, Level 2	Title:	President/Ceo
City / State:	The Woodlands, TX	Telephone:	
Zip Code:	77380	Fax:	

The standard fee (excluding tax)

Office Number	Market Office Price per Month $	Monthly Office Price $	Number of workstations	Total per Month $	Comments
266	$862.00	$1,180.00	2	$1,180.00	
				$0.00	
				$0.00	
				$0.00	
				$0.00	
				$0.00	
				$0.00	
		Total per Month $		$1,180.00	

Initial Payment:

☐ Check if Renewal

Monthly Office Payment		$1,180.00
Service Retainer	1	$1,180.00
Total Initial Payment		$2,360.00

Monthly Payment:

Total Monthly Payment (excl. of services)	$1,180.00

Direct Debit Option requested by client: ☐ (check, if accepted fill out "Direct Debit Authorization Form")

Length of Agreement

Start date (MM/DD/YY):	July 1, 2007	End date (MM/DD/YY):	June 30, 2008

Comments

I Will receive 4 hours complimentary meeting room time monthly , will be able to move in rent/service free for the month of june. Will issue keys last week of May. 1st right of refusal on window view if and when they come available.

Check here if you do not consent to Regus processing data in accordance with Clause 28 of this Agreement. ☐

We are Regus Management Group LLC of 15305 North Dallas Parkway, 14th Floor, Addison Texas 75001.

This Agreement incorporates our terms of business set out on attached Terms of Business which you confirm you have read and understood. We both agree to comply with those terms and our obligations as set out in them. Note that the Agreement does not come to an end automatically. See "Bringing your Agreement to an end"

Name (printed)		Name (printed)	Ernest LaMonde Jr
Title (printed)		Title (printed)	General Manager
Date (MM/DD/YY)		Date (MM/DD/YY)	5/1/2007
SIGNED on your behalf (Client)		SIGNED on our behalf	

lv03-06

Terms of Business

REGUS Business Centre Service Agreement

Service Agreement Type: (•) Office ( ) Cubes ( ) Hotdesk

Agreement Date:	June 1 20[illegible]
Pivotal Ref No:	

TEXAS, Houston - Market Street

Street/Floor	9595 Six Pines, Building 8, 2nd Floor
City:	The Woodlands
State & Zip Code:	TX, 77380

Business Center Bank Details

Name:	Bank of America
Sort code:	111-000-025
Account number:	478-726-8404

Client details (not a Regus Center address)

Corporate Account [ ] Yes PCA [ ] Yes

Company Name:	Russell Industries, Inc	Federal ID No.:	
Address:	66 Mill Pointplace	Contact Name:	Rick Berman
City / State:	The Woodlands, TX	Title:	President/Ceo
Zip Code:	77380	Telephone:	713-446-7231
Email Address:	rusind@aol.com	Fax:	
Emergency Contact:	Cheri Berman	Emergency Phone:	713-927-1800

Invoicing details (if different)

Company Name:	Regus-Woodlands	Contact Name:	Rick Berman
Address:	9595 Six Pines, Bldg 8, Level 2	Title:	President/Ceo
City / State:	The Woodlands, TX	Telephone:	
Zip Code:	77380	Fax:	

The standard fee (excluding tax)

Office Number	Market Office Price per Month $	Monthly Office Price $	Number of workstations	Total per Month $	Comments
266	$862.00	$1,180.00	2	$1,180.00	
				$0.00	
				$0.00	
				$0.00	
				$0.00	
				$0.00	
				$0.00	
		Total per Month $		$1,180.00	

Initial Payment:

[ ] Check if Renewal

Monthly Office Payment		$1,180.00
Service Retainer	1	$1,180.00
Total Initial Payment		$2,360.00

Monthly Payment:

Total Monthly Payment (excl. of services)	$1,180.00

Direct Debit Option requested by client: [ ] (check, if accepted fill out "Direct Debit Authorization Form")

Length of Agreement

Start date (MM/DD/YY):	July 1, 2007	End date (MM/DD/YY):	June 30, 2008

Comments

I Will receive 4 hours complimentary meeting room time monthly , will be able to move in rent/service free for the month of june. Will issue keys last week of May. 1st right of refusal on window view if and when they come available.

Check here if you do not consent to Regus processing data in accordance with Clause 28 of this Agreement. [ ]

We are Regus Management Group LLC of 15305 North Dallas Parkway, 14th Floor, Addison Texas 75001.

This Agreement incorporates our terms of business set out on attached Terms of Business which you confirm you have read and understood. We both agree to comply with those terms and our obligations as set out in them. Note that the Agreement does not come to an end automatically. See "Bringing your Agreement to an end"

Name (printed)	Name (printed) Ernest LaMonde Jr
Title (printed)	Title (printed) General Manager
Date (MM/DD/YY)	Date (MM/DD/YY) 5/1/2007
SIGNED on your behalf (Client)	SIGNED on our behalf

lv03-06

Terms of Business
USING REGUS CENTERS

Subj: **Regus Office Renewal- Need Response Today RE: RUSSELL INDUSTRIES LEASE**
Date: 12/31/2009 9:21:30 A.M. Central Standard Time
From: Larissa.Stone@regus.com
To: rusind@aol.com
Good Morning Mr. Berman,

Your current agreement is set to auto-renew for the same term at the end of today. We do not have a month-to-month option, however, I have attached a revised renewal for three months (beginning April 1, 2010). Please sign this and return before 5pm today to prevent the current agreement from renewing. The three-month renewal will go through June 30, 2010. Be advised that notice to terminate (so that the office does not renew automatically) for a three-month term, a 60-day written notice will need to be given. So, should you renew the office beginning April 2010 for three months, then we will need notice to terminate on or before April 30, 2010.

Please call me today if you have any questions- and return the attached renewal, signed, with your option selected, today, to prevent the current agreement from automatically renewing for the same term.

Thank-you,

Larissa Stone
Center Manager
Regus
The Woodlands 709
A Member of the Regus Group Network
9595 Six Pines Drive
Suite 8210
The Woodlands, Texas 77380
Phone: 832-631-6003
Fax: 832-631-6001
larissa.stone@regus.com
www.regus.com

From: rusind [mailto:rusind@aol.com]
Sent: Wednesday, December 30, 2009 9:02 AM
To: Larissa Stone
Subject: RUSSELL INDUSTRIES LEASE

Larrisa,

Please advise when our lease will expire. From your letter it appears to be April 3o, 2010. If the date is April 30, 2010, I will need to convert to month to month at that time as we will need to be in a production facility no later than June 2010. I understand you are out of the office today, when you return please contact me to discuss the conversion to month to month.

Regards,



ONEStep Renewal

March 10, 2008

Company Name: Russell Industries Location: 709 - Market Street

Dear Rick Berman,

It has been a tremendous honor and great pleasure to have you as a Regus customer. Since your renewal period is quickly approaching, we wanted to be proactive in reaching out to you with several options to extend your agreement. These options were created based on our understanding of your requirements along with current availability. It is also important to point out that you can achieve additional savings by extending the term of the agreement.

Office Number	12 months Option A	6 months Option B	3 months Option C
266	$914	$914	$914
Total Monthly USD	$914	$914	$914

Comments

4% increase in office $914 (formerly $862) Services are at market and total $381. New invoice total $1295 (formerly $1243).

Please place an "X" in the shaded box below next to the Option you prefer. If you have received this electronically you can simply email this form back indicating your preferred option, no signature is required.

X

Option A: I agree [X] Your greatest savings is always on the longest term.

Option B: I agree [ ]

Option C: I agree [ ]

I do not wish to renew [ ]

Should you wish to renew your office(s) for the same term as your current agreement, it is not required that you take any action. If we do not hear from you by March 31 2008, we will renew your agreement for the same length as your current agreement at the price displayed as 'Option C'.

Your renewal will commence on July 1 2008. For your convenience, we have attached our complete terms. Additional services that you may require can be selected at any time and are listed in our services pricing guide.

Thank you for your continued support. We very much value your business.

Regards,

Ernest LaMondue
General Manager
832-631-6002 / ernest.lamondue@regus.com

Authorized Signer

Signature: [signature]

Customer Name: Russell Industries, Inc

Title: President

Date: 3/28/2008

version 10.07



Renewal Agreement

Client Details

Company Name:	Russell Industries	Center:	Regus The Woodlands
Contact Name:	Rick Berman	Reference No.:	

Office Details (excluding VAT/Tax and Services)

Office Number	Market Office Fee	Monthly Office Price		
		3 Months		6 months
		Option A	Option B	Option C
266	1,110.00	1,029.00		
Total per Month		1,029.00		

USD

Start Date of Renewal:	01 February 2010

Comments:

Please place an "**X**" in the shaded box next to your preferred option:

Option A: I agree x

Option B: I agree

Option C: I agree

I do not wish to renew

SIGNED on your behalf (Client)

31 December 2009

Date



Regus
P.O. Box 842456
Dallas
TX 75284-2456
TEL (866) 316-0556

21 June 2010

Russell Industries
9595 Six Pines
Suite 8210
The Woodlands, Texas, 77380

Account: 236905 Balance as of 21 June 2010 USD 75.70

Dear Mr. Rick Berman,

This is a courtesy reminder that the invoices on your account are about to become due for payment.

If you have already sent your payment, please accept our thanks.

Please contact us to make payment or to ask a question about your invoice.

Invoice Number	Due Date	Amount Due
709-3214	01 July 2010	$75.70

We would like to thank you in advance for your valued business.

Regards

Mary Moore
Regus
Tel: 972-996-4862